As filed with the Securities and Exchange Commission on September 24, 2012

Registration No. 333-175616

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 9 to

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Dave & Buster’s Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	35-2382255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen M. King

Chief Executive Officer

Dave & Buster’s Entertainment, Inc.

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Corey R. Chivers, Esq. Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	D. Rhett Brandon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (Phone) (212) 455-2502 (Fax)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value	8,846,154	$14.00	$123,846,156	$14,193

(1)	Includes shares of common stock that may be purchased by the underwriters under their option to purchase additional shares of common stock, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) promulgated under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $17,415.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 24, 2012.

Prospectus

7,692,308 Shares

Dave & Buster’s Entertainment, Inc.

Common Stock

This is an initial public offering of shares of common stock by Dave & Buster’s Entertainment, Inc. Dave & Buster’s Entertainment, Inc. is selling 7,692,308 shares of common stock.

Prior to this offering there has been no public market for our common stock. The initial public offering price is expected to be between $12 and $14 per share. We have applied to list our common stock on The NASDAQ Stock Market LLC (NASDAQ) under the symbol “PLAY.”

Dave & Buster’s Entertainment, Inc. is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

The underwriters may also purchase up to an additional 1,153,846 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

The shares will be ready for delivery on or about                      , 2012.

Goldman, Sachs & Co.	Jefferies	Piper Jaffray

Raymond James		RBC Capital Markets

Prospectus dated                    , 2012.

EAT
DRINK
PLAY

DAVE AND BUSTER'S

D&B

©2012 Dave & Buster's

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PRESENTATION OF STORE LEVEL AND GUEST INFORMATION

Comparable store data presented in this prospectus relate to stores open at least 18 months as of the beginning of each of the relevant fiscal periods and excludes information for our one franchised store located in Canada. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

This prospectus also contains information regarding guest feedback, guest satisfaction, guest demographics and other similar items. This information is based upon data collected by us during the periods presented. This information is reported voluntarily by our guests and thus represents responses from only a portion of the total number of our guests. We have not independently verified any of the demographic information collected from our guests. Over the periods presented, we have changed the form of reward for completing a survey, which resulted in an increase in the percentage of completed surveys, but we do not believe this has materially impacted the results. In addition, over the periods presented, we have added and deleted questions from the questionnaires, but have not made any changes to questions eliciting responses relating to the results presented in the prospectus. We use the information collected as one measure of the performance of our stores and use it to assess the success of our initiatives to improve the quality of the product we offer.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use the trademarks, service marks and trade names that we use in connection with the operation of our businesses. Our registered trademarks include Dave & Buster’s®, Power Card®, Eat Drink Play® and Eat & Play Combo®. Other trademarks, service marks and trade names used in this prospectus are the property of their respective owners.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights (or the rights of the applicable licensors) to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere herein. You should also carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information that is subject to risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” In this prospectus, unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “Dave & Buster’s” refers to Dave & Buster’s Entertainment, Inc., its subsidiaries, and any predecessor companies, collectively.

Certain financial measures presented in this prospectus, such as Adjusted EBITDA, Adjusted EBITDA Margin, Store-level EBITDA and Store-level EBITDA margin, are not recognized terms under accounting principles generally accepted in the United States (“GAAP”). These measures exclude a number of significant items, including our interest expense and depreciation and amortization expense. For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see pages 12-16,“—Summary Historical Financial and Other Data.” We define high-volume dining and entertainment venues as those open for at least one full year and with average store revenues in excess of $5.0 million and define year one cash-on-cash return as year one Store-level EBITDA exclusive of national marketing costs divided by net development costs.

Our fiscal year ends on the Sunday after the Saturday closest to January 31. All references to year-to-date fiscal 2012 relate to the twenty-six week period ended July 29, 2012 of the Successor. All references to year-to-date fiscal 2011 relate to the twenty-six week period ended July 31, 2011 of the Successor. All references to fiscal 2011 relate to the fifty-two week period ended January 29, 2012 of the Successor. All references to fiscal 2010 relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. All references to fiscal 2009 relate to the fifty-two week period ended January 31, 2010 of the Predecessor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year.

Company Overview

We are a leading owner and operator of high-volume venues that combine dining and entertainment in North America for both adults and families. Founded in 1982, the core of our concept is to offer our guests the opportunity to “Eat Drink Play” all in one location. We believe we are currently the largest national chain offering a full menu of casual dining food items and a full selection of non-alcoholic and alcoholic beverage items together with an extensive assortment of entertainment attractions, including skill and sports-oriented redemption games, video games, interactive simulators and other traditional games. Unlike the strategy of many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to generate incremental revenues and improve the guest’s experience. While our guests are primarily a balanced mix of men and women aged 21 to 39, we believe we are also an attractive venue for families with children and teenagers. As of September 4, 2012, we owned and operated 59 stores in 25 states and Canada. In addition, there is one franchised store operating in Canada. The formats of our stores are flexible, which we believe allows us to size each store appropriately for each market in which we compete. Our stores average approximately 47,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week. For the twelve months ended July 29, 2012, we generated total revenues, Adjusted EBITDA and net income of $575.7 million, $111.5 million and $0.3 million, respectively. For the twenty-six weeks ended July 29, 2012 and the twenty-six weeks ended July 31, 2011, we generated total revenues of $311.4 million and $277.3 million, respectively, Adjusted EBITDA of $66.4 million and $53.3 million, respectively, and net income (loss) of $7.3 million and $(0.02) million, respectively. For fiscal 2011 and fiscal 2010 (combined), we generated total revenues of $541.5 million and $521.5 million, respectively, Adjusted EBITDA of $98.4 million and $86.3 million, respectively, and net income (loss) of $(7.0) million and $(7.3) million, respectively.

We believe we have an attractive store economic model that enables us to generate what we believe to be high average store revenues and Store-level EBITDA. For comparable stores in fiscal 2011, our average revenues per store were $9.8 million, average Store-level EBITDA was $2.3 million and average Store-level EBITDA margin was 24%. Furthermore, for that same period, all 52 of our Dave & Buster’s comparable stores had positive Store-level EBITDA, with over 85% of our stores generating more than $1.0 million of Store-level EBITDA each. After allocating corporate general and administrative expenses, our Adjusted EBITDA margin was 18.2% for fiscal 2011. Store-level and Adjusted EBITDA exclude a number of significant items, including our interest expense and depreciation and amortization expense. A key feature of our business model is that approximately 50% of our total revenues for fiscal 2011 were from our entertainment offerings, which have a relatively low variable cost component (consisting primarily of “Winner’s Circle” redemption items) and contributed a gross margin of 85% for the period.

Since being taken private in 2006 when our current management team joined the Company, we have implemented a series of operating and strategic initiatives that we believe have streamlined our operations and reduced costs. The operating initiatives undertaken by our management team include, among others, the implementation of new ordering technology and labor scheduling to drive productivity, the introduction of automated kiosks and related pricing strategies to reduce labor costs and increase revenues on each Power Card sold and centralization or restructuring of certain functions resulting in an overall reduction in staffing levels. We believe that the lower variable costs (such as the cost of products associated with our entertainment revenues) in our business model, effective management of our corporate cost structure and national marketing expenditures create operating leverage in our business, which we believe will allow us to increase revenues within our existing operations without a proportional increase in costs. As a result, we believe we have the potential to improve margins and deliver increased earnings from any growth in comparable store sales, although there can be no guarantee that we will do so and we have experienced net losses in the fiscal 2011, 2010 and 2009 periods. While we have implemented initiatives focused on our cost structure, we have simultaneously increased our guest satisfaction in both food and entertainment, based on the results of our periodic Guest Satisfaction Survey.

Our management team has also refined our large store format and developed a new small store format, which we believe will allow us to increase the number of markets in which we can grow. Both of our new store formats are smaller and less expensive to build, which we believe will help us to achieve our targeted cash-on-cash returns. With respect to stores we expect to open in the near term, we are targeting a year one cash-on-cash return of 25% to 35% for both our large format and small format store openings, and, since the beginning of 2008, our nine store openings (that have been open for more than 12 months) have generated average year one cash-on-cash returns of 38.4%.

Eat Drink Play—The Core of Our National Concept

When our founders opened our first location in Dallas, Texas in 1982, they sought to create a dining concept with a fun, upbeat atmosphere providing interactive entertainment options for adults and families, while serving high-quality food and beverages. Since then we have followed the same principle for each new store, and in doing so we believe we have developed a distinctive brand based on our guest value proposition: Eat Drink Play. The interplay between entertainment, dining and full-service bar areas is the defining feature of the Dave & Buster’s guest experience, and the layout of each store is designed to promote crossover between these activities. We believe this combination creates an experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. Our locations are also designed to accommodate private parties, business functions and other corporate sponsored events.

We seek to distinguish our food menu from other casual dining concepts. Our recently reengineered menu includes items that we believe reinforce the fun of the Dave & Buster’s brand. Recent additions to the menu have become top sellers within their categories. We believe we offer high-quality meals, including gourmet pastas, choice-grade steaks, premium sandwiches, decadent desserts and health-conscious entrée options that compare favorably to those of other higher end casual dining operators. Each of our locations also offers full bar service including a variety of beers, signature cocktails, premium spirits and nonalcoholic beverages. Food and beverage accounted for approximately 50% of our total revenues during fiscal 2011.

The “Midway” in each of our stores is an area where we offer a wide array of amusements and entertainment options, with typically over 150 redemption and simulation games. We believe the entertainment options in our Midway are a core differentiating feature of our brand, and our amusement and other revenues accounted for approximately 50% of our total revenues during fiscal 2011. Redemption games, which represented 79% of our amusement and other revenues in fiscal 2011, offer our guests the opportunity to win tickets that are redeemable at our “Winner’s Circle” for prizes ranging from branded novelty items to high-end home electronics. We believe this “opportunity to win” creates a fun and highly energized social experience that is an important aspect of the Dave & Buster’s in-store experience and cannot be replicated at home. Our video and simulation games, many of which can be played by multiple guests simultaneously and which include some of the latest high-tech games commercially available, represented 18% of our amusement and other revenues in fiscal 2011. Traditional amusements, which include billiards, bowling and shuffleboard tables, represented the remainder of our amusement and other revenues. Each of our stores also contains multiple large screen televisions and high quality audio systems providing guests with a venue for watching live sports and other televised events.

Our Company’s Core Strengths

We believe we benefit from the following strengths:

Strong, distinctive brand with broad guest appeal.    We believe that the multi-faceted guest experience of Eat Drink Play at Dave & Buster’s, supported by our marketing campaigns as well as our 29 year history, have helped us create a widely recognized brand with no direct national competitor that combines all three elements in the same way. In areas in which we have existing stores, over 90% of our customers stated that they are aware of our brand as a dining and entertainment venue. Our brand’s connection with its guests is evidenced by our guest loyalty program that, as of July 2012, had over 2.0 million members, which represents an increase of 42% since June 2011. Our guest research shows that our brand appeals to a balanced mix of male and female adults, primarily between the ages of 21 and 39, as well as families and teenagers. Based on guest survey results, we also believe that the average household income of our guests is over $80,000, which we believe is representative of an attractive demographic.

Multi-faceted guest experience and our value proposition.    We believe that our combination of interactive entertainment, high-quality dining and full-service beverage offerings, delivered in a highly-energized atmosphere that caters to both adults and families, provides a multi-faceted guest experience that cannot be replicated at home or elsewhere without having to visit multiple destinations. We also believe that the cost of visiting a Dave & Buster’s offers a value proposition for our guests comparable or superior to many of the separately available dining and entertainment options.

Store economic model capable of delivering diversified cash flows and strong cash-on-cash returns.    We believe our store economic model provides certain benefits in comparison to traditional restaurant concepts, which we believe helps increase our average store revenues and Store-level EBITDA. Our entertainment offerings have low variable costs and produced gross margins of 85% for fiscal 2011. With approximately half of our revenues from entertainment, we believe we have less exposure than traditional restaurant concepts to food costs, which represented only 9% of our revenues in fiscal 2011. We believe that the low variable cost of our business model, our national marketing expenditures and effective management of our current corporate cost structure, which we believe has benefited from the operating initiatives implemented by management in recent years, creates operating leverage in our business. As a result, we believe we have the potential to further improve margins and deliver greater earnings from any increases in comparable store sales. For example, with comparable store sales growth of 2.2% in fiscal 2011 over fiscal 2010, our operating income and operating income margin increased by 55.1% and 209 basis points, respectively. Similarly, our Adjusted EBITDA and Adjusted EBITDA margin increased by 14.0% and 163 basis points, respectively. We believe the combination of our improved store-level margins and our refined new store formats, which are less expensive to build, will help us achieve our targeted year one cash-on-cash returns of 25% to 35% for both our large format and small format store openings, although there is no guarantee such results will occur. Since the beginning of fiscal 2008, our nine store openings (that have been open for more than 12 months) have generated average year one cash-on-cash returns of 38.4%. We define strong cash-on-cash returns as those greater than 20%.

History of product innovation and marketing initiatives.    We have a history of implementing what we consider to be innovative marketing initiatives, including our Eat & Play Combo, higher Power Card denominations, Super Charge up-sell and Half-Price Game Play on Wednesdays, which we believe have helped increase guest visits while encouraging them to participate more fully across our range of food, beverage and entertainment offerings. We are continuously working with game manufacturers and food providers to create new games and food items to retain and generate guest traffic. We also take advantage of our proprietary technology linking games with Power Cards to change prices and offer promotions to increase the overall performance of our stores and to increase the efficiency of the Midway.

Commitment to guest satisfaction.    While we have been focused on margin enhancing initiatives, we have simultaneously improved our guest satisfaction levels. Through the implementation of guest feedback tools throughout the organization, including a periodic Guest Satisfaction Survey and Quarterly Brand Health Study, we collect information from our guests that helps us to improve and enhance the overall guest experience. We have identified several key drivers of guest satisfaction, and have initiated programs to improve focus on these drivers while improving our cost structure. The percentage of guest survey respondents rating us “Top Box” in our Guest Satisfaction Survey has improved significantly over the past several years. Between fiscal 2007 when the surveys began and July 29, 2012, the number of guests responding “Very Likely” on “Intent to Recommend to a Friend, Relative or Colleague” increased from 64.8% to 82.6%. The number of guests responding “Excellent” on “Food Quality” increased from 37.9% to 76.5%. Most importantly, the percentage of “Excellent” scores for “Overall Experience” increased from 44.0% to 78.5% over the same period. The Guest Satisfaction Survey information is reported voluntarily by our guests, and we encourage participation in our feedback tools through promotional offers. In early 2010, we changed the form of reward for completing the survey, which resulted in an increase in the percentage of completed surveys, but we do not believe this has materially impacted the results.

Experienced management team.    We believe we are led by a strong management team with extensive experience with national brands in all aspects of casual dining and entertainment operations. In 2006, we hired our Chief Executive Officer, Stephen King. From fiscal 2006 to fiscal 2011, under the leadership of Mr. King, Adjusted EBITDA has grown by over 39%, Adjusted EBITDA margins have increased by approximately 436 basis points and employee turnover and guest satisfaction metrics have improved significantly. Our management team has invested approximately $4.2 million of cash in the equity of Dave & Buster’s and currently owns 10.9% of the equity on a fully diluted basis. We believe that our management team’s prior experience in the restaurant and entertainment industries combined with its experience at Dave & Buster’s in recent years provides us with insights into our guest base and enables us to create the dynamic environment that is core to our brand.

Our Growth Strategies

The operating strategy that underlies the growth of our concept is built on the following key components:

Pursue disciplined new store growth.    We will continue to pursue what we believe to be a disciplined new store growth strategy in both new and existing markets where we believe we are capable of achieving consistent high store revenues and strong store-level cash-on-cash returns. We have created a new store expansion strategy and rebuilt our pipeline of potential new stores by instituting a site selection process that allows us to evaluate and select our new store location, size and design based on consumer research and analysis of operating data from sales in our existing stores. Where permitted, we also collect home zip code information from our guests on a voluntary basis through the Power Card kiosks in our existing stores, which allows us to determine how far they have traveled to reach that particular store. Our site selection process and flexible store design enable us to customize each store with the objective of maximizing return on capital given the characteristics of the market and location. We expect our new large format stores to be approximately 35,000 – 40,000 square feet and our small format stores to be approximately 22,000 – 25,000 square feet, which provides us the flexibility to enter new smaller markets and further penetrate existing markets. These formats also provide us the flexibility to choose between building new stores or converting existing space. With respect to stores we expect to open in the near term, we are targeting a year one cash-on-cash return of 25% to 35% for both our large format and small format store openings, levels that are consistent with the average of Dave & Buster’s store openings in recent years. To achieve this return we target a ratio of first year store revenues to net development costs of approximately one-to-one and Store-level EBITDA margins, excluding national marketing costs, of 27% to 30%. We also target average net development costs of approximately $10.3 million for large format stores and approximately $6.3 million for small format stores.

We believe the Dave & Buster’s brand is significantly under-penetrated, with internal studies and third-party research suggesting a total store universe in the United States and Canada in excess of 150 stores (including our 59 existing company-owned stores), approximately two and a half times our current store base. We currently plan to open four stores in fiscal 2012 (including our store in Oklahoma City, Oklahoma that opened on January 30, 2012) and four to six stores in fiscal 2013, which we expect will be financed with available cash and operating cash flows. Thereafter, we believe we can continue opening new stores at an annual rate of approximately 10% of our then existing store base. Our ability to open new stores in the future is subject to the availability of sufficient cash flows and financing, as well as other factors, and therefore there is no guarantee we will open new stores at this rate.

Grow our comparable store sales.    We intend to grow our comparable store sales by seeking to differentiate the Dave & Buster’s brand from other food and entertainment alternatives, through the following strategies:

•

Enhance our food and beverage offerings:    We frequently test new menu items and seek to improve our food offering to better align with the Dave & Buster’s brand. To further reinforce the fun of our brand, our new menu includes familiar food items served in presentations that we view as distinctive and appealing to our guests. In 2011, we developed and tested new presentations for every item on the menu, featuring new plateware and glassware. We saw a significant increase in quality perceptions among our guests during the test with the percentage of guests responding “Excellent” in our Guest Satisfaction Survey on “Overall Food” and “Food Quality” increasing by 7.8% and 12.2%, respectively, and introduced these new presentations to all our stores in May 2012.

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Maintain the latest exciting entertainment options:    We believe that our entertainment options are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest offerings creates excitement and helps drive repeat visits and increase length of guest stay. In fiscal 2012, we expect to spend an average of one hundred eighty-five thousand dollars per store on game refreshment, which we believe will drive brand relevance and comparable store sales growth. Further, we intend to upgrade viewing areas by introducing televisions in excess of 100 inches in stores within key markets in order to capture a higher share of the sports-viewing guest base. We also plan to elevate the redemption experience in our “Winner’s Circle” with prizes that we believe guests will find more attractive, which we expect will favorably impact guest visitation and game play.

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Enhance brand awareness and generate additional visits to our stores through marketing and promotions:    To further national awareness of our brand, we plan to continue to invest a significant portion of our marketing expenditures in television advertising. We have recently launched customized local store marketing programs to increase new visits and repeat visits to individual locations. Our guest loyalty program currently has over 2.0 million members, and we are aggressively improving our search engine and social marketing efforts. Our loyalty program and digital efforts allow us to communicate promotional offers directly to our most passionate brand fans. We also leverage our investments in technology across our marketing platform, including in-store marketing initiatives to drive incremental sales throughout the store.

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Grow our special events usage:    We plan to utilize existing and add new resources to our special events sales force as the corporate special events market improves—the special events portion of our business represented 13% of our total revenues in fiscal 2011. We believe our special events business is an important sampling and promotional opportunity for our guests because many guests are experiencing Dave & Buster’s for the first time.

Continue to enhance margins.    We believe we are well-positioned to continue to increase margins and have additional opportunities to reduce costs. Based on the operating leverage generated by our business model as described above, which we believe has benefited from the operating initiatives implemented by management in recent years and our national marketing expenditures, we believe we have the potential to further improve margins and deliver greater earnings from expected future increases in comparable store sales. Under our current cost structure, we estimate that more than 50% of any comparable store sales growth would flow through to our Adjusted EBITDA. We also believe that improved labor scheduling technology will allow us to further increase labor productivity in the future. Our continued focus on operating margins at individual locations and the deployment of best practices across our store base is expected to yield incremental margin improvements, although there is no guarantee that we will be able to achieve greater margins or greater earnings in the future.

Use of Proceeds

We intend to use the net proceeds from this offering to reduce our aggregate indebtedness by approximately $80.0 million, as well as to pay related premiums, interest and expenses. After applying the proceeds from this offering, our aggregate indebtedness will be approximately $384.8 million on an as adjusted basis as of July 29, 2012. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Corporate History

We opened our first store in Dallas, Texas in 1982 and since then we have expanded our portfolio nationally to 59 company-owned stores across 25 states and Canada.

From 1997 to early 2006, we operated as a public company under the leadership of our founders, David “Dave” Corriveau and James “Buster” Corley. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc. (“D&B Holdings”), a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of Dave & Buster’s by Wellspring and HBK, Dave & Buster’s common stock was delisted from the New York Stock Exchange. In addition, in 2006, we hired our current management team led by our Chief Executive Officer, Stephen King.

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds” and together with their manager, Oak Hill Capital Management, LLC, and its related funds, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). In applying purchase price accounting from the Acquisition, based on internal and external fair value assessments, an aggregate $267.5 million increase in the carrying value of our long-lived assets was recognized, including a $222.5 million increase in indefinite-lived assets not subject to amortization, a $29.1 million increase in assets that have annual depreciation expense recognized and a $15.9 million increase in other amortizing long-lived assets. As a result of the Acquisition and certain post-acquisition activity, the Oak Hill Funds directly control approximately 95.4% of our outstanding common stock and have the right to appoint certain members of our Board of Directors, and certain members of our Board of Directors and management control approximately 4.6% of our outstanding common stock. Upon completion of this offering, the Oak Hill Funds will beneficially own approximately 68.3% of our outstanding common stock, or 65.5% if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately 3.3% of our common stock or 3.2% if the underwriters exercise their option to purchase additional shares in full. The Oak Hill Funds will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. See “Principal Stockholders.”

Ownership Structure

The following chart gives effect to our ownership structure after giving effect to this offering(1):

(1)	Assumes an offering at a price per share of $13.00, the midpoint of the price range set forth on the cover of this prospectus, and excludes the exercise of the option to purchase additional shares. See also “Use of Proceeds.”

Oak Hill Capital Partners

Oak Hill Capital Partners is a private equity firm with committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. The funds managed by Oak Hill Capital Partners were formed with over $8 billion of initial capital commitments. Over 25 years, the professionals at Oak Hill Capital Partners and its predecessors have invested in more than 70 significant private equity transactions across broad segments of the U.S. and global economies. Oak Hill Capital Partners applies a theme-based approach to investing across six key industry sectors (Basic Industries, Business and Financial Services, Consumer, Retail and Distribution, Healthcare, Media and Telecommunications, and Technology). Dave & Buster’s represents a core investment theme of the firm’s Consumer, Retail and Distribution team, which has experience investing in the restaurant and specialty retail sectors. Oak Hill Capital Partners is one of several independently managed firms (which may work together from time to time) operating with the Oak Hill name and investing in various asset classes, including equity and debt securities.

After completion of this offering, the Oak Hill Funds will continue to own a majority of the voting power of our outstanding common stock. We will also enter into a new stockholders’ agreement with the Oak Hill Funds in connection with this offering. See “Principal Stockholders.” As a result, the Oak Hill Funds will hold the power to elect a majority of the seats on our Board of Directors and will have certain designation and nomination rights upon the completion of this offering. The Oak Hill Funds will be entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds will be entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees will be determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees will initially be Tyler J. Wolfram and Kevin M. Mailender, and, therefore, the Oak Hill Funds will be entitled to designate additional directors in order for Oak Hill to have its proportionate number of director designees. We will expand the size of our Board of Directors if necessary to provide for such proportionate representation. Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement will also provide that the Oak Hill Funds will be entitled to nominate the members of the Nominating and Corporate Governance Committee. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, will consist of at least one member designated by the Oak Hill Funds. When conflicts arise between the interests of the Oak Hill Funds or their affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of the Oak Hill Funds on our Board of Directors, by the terms of our amended and restated certificate of incorporation and stockholders’ agreement, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors (and therefore may be free to compete with us in the same business or similar business). Pursuant to the new stockholders’ agreement, the Oak Hill Funds and their affiliates will also continue to be reimbursed for all reasonable direct and indirect costs and out-of-pocket expenses incurred in connection with monitoring and maintaining its investment in us. We will also reimburse the Oak Hill Funds or their affiliates (or, at the discretion of the Oak Hill Funds, in lieu thereof pay to the Oak Hill Funds or their affiliates a fixed annual retainer in an amount not to exceed $250,000) for the cost (including allocable overhead) of providing insurance, human resources, accounting, legal and information technology support and other similar resources to us pursuant to the stockholders’ agreement. See “Certain Relationships and Related Transactions—New stockholders’ agreement” and “Risk Factors—Conflicts of interest may arise because some of our directors are principals of our principal stockholder.”

Corporate Information

Our corporate headquarters is located at 2481 Mañana Drive, Dallas, Texas, and our telephone number is (214) 357-9588. Our website is www.daveandbusters.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Shares of Common Stock Offered by us	7,692,308 shares (8,846,154 shares if the underwriters’ option to purchase additional shares is exercised in full).

Shares of Common Stock to be Outstanding After This Offering	27,065,626 shares (28,219,472 shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to Purchase Additional Shares	The underwriters have an option to purchase from us up to a maximum of 1,153,846 additional shares of our common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that the net proceeds to us from the offering of 7,692,308 shares, after deducting underwriting discounts and estimated offering expenses, will be approximately $90.4 million, assuming the shares are offered at $13.00 (the midpoint of the price range set forth on the cover of this prospectus). We intend to use these net proceeds to pay down a portion of our existing indebtedness, consisting of 40% of the principal amount of the existing senior notes, and for general corporate purposes. Should the underwriters exercise their option to purchase additional shares from us, we intend to use the net proceeds to redeem the maximum principal amount of existing discount notes that may be redeemed at a redemption price of 112.25% of the then accreted amount of existing discount notes redeemed. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying any dividends on our common stock, however, we may change this policy in the future. See “Dividend Policy.”

Proposed NASDAQ Symbol	“PLAY”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 17 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•	excludes 7,851,165 shares of our common stock issuable upon exercise of outstanding stock options and reserved for issuances under our 2012 Omnibus Plan (the “2012 Stock Incentive Plan”).

Unless otherwise noted, the information in this prospectus:

•	gives effect to a 131.3398 for 1 stock split of our common stock prior to the consummation of this offering (rounded to the nearest whole share);

•	gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering;

•	assumes no exercise of the underwriters’ option to purchase from us up to 1,153,846 additional shares; and

•	assumes an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

Risks Associated With Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	our ability to open new stores and operate them profitably;

•	changes in discretionary spending by consumers and general economic conditions;

•	our ability to compete favorably in the out-of-home and home-based entertainment and restaurant markets;

•	unauthorized use of our intellectual property;

•	potential claims for infringing the intellectual property right of others and the costs related to such claims;

•	damage to our brand or reputation;

•	failure or destruction of our information systems and other technology that support our business;

•	seasonality of our business and the timing of new openings and other events; and

•	availability and cost of food and other supplies.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Summary Historical Financial and Other Data

Set forth below are our summary consolidated historical and as adjusted financial and other data. Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the Acquisition completed June 1, 2010 to be presented as the results of the Predecessor in the historical financial statements. Operating results of Dave & Buster’s Entertainment, Inc. subsequent to the Acquisition are presented as the results of the Successor and include all periods including and subsequent to June 1, 2010.

Dave & Buster’s Entertainment, Inc. has no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc.

The statement of operations and cash flows data for each of the fiscal year ended January 29, 2012 (Successor) and the 244 day period from June 1, 2010 to January 30, 2011 (Successor) and the balance sheet data as of January 29, 2012 (Successor) and January 30, 2011 (Successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal year ended January 31, 2010 (Predecessor) were derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the twenty-six week periods ended July 29, 2012 (Successor) and July 31, 2011 (Successor) and the balance sheet data as of July 29, 2012 (Successor) were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the data for such periods and as of such dates.

The summary of historical financial and other data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the historical consolidated financial statements of the Predecessor and the notes related thereto, included elsewhere in this prospectus. All dollar amounts are presented in thousands except per share amounts.

	Twenty-six weeks Ended		Fiscal Year Ended January 29, 2012	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	Fiscal Year Ended
	July 29, 2012	July 31, 2011				January 30, 2011(1)	January 31, 2010
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)
						(Non-GAAP)
Statement of Operations Data:
Revenues:
Food and beverage revenues	$150,575	$138,139	$272,606	$177,044	$90,470	$267,514	$269,973
Amusement and other revenues	160,840	139,128	268,939	166,489	87,536	254,025	250,810

Total revenues	311,415	277,267	541,545	343,533	178,006	521,539	520,783

Operating costs:
Cost of products:
Cost of food and beverage	36,730	33,392	65,751	41,890	21,817	63,707	65,349
Cost of amusement and other	23,612	20,652	41,417	26,832	13,442	40,274	38,788

Total cost of products	60,342	54,044	107,168	68,722	35,259	103,981	104,137
Operating payroll and benefits	71,969	65,278	130,875	85,271	43,969	129,240	132,114
Other store operating expenses	99,278	90,335	175,993	111,456	59,802	171,258	174,685
General & administrative expenses(2)	17,857	17,425	34,896	25,670	17,064	42,734	30,437
Depreciation & amortization expense(3)	29,827	26,295	54,277	33,794	16,224	50,018	53,658
Pre-opening costs	709	2,171	4,186	842	1,447	2,289	3,881

Total operating costs	279,982	255,548	507,395	325,755	173,765	499,520	498,912

Operating income	31,433	21,719	34,150	17,778	4,241	22,019	21,871
Interest expense, net	23,379	22,100	44,931	25,486	6,976	32,462	22,122

Income (loss) before provision (benefit) for income taxes	8,054	(381)	(10,781)	(7,708)	(2,735)	(10,443)	(251)
Provision (benefit) for income taxes	800	(359)	(3,796)	(2,551)	(597)	(3,148)	99

Net Income (loss)	$7,254	$(22)	$(6,985)	$(5,157)	$(2,138)	$(7,295)	$(350)

Net Income (loss) per share of common stock:
Basic	$49.18	$(0.14)	$(45.58)	$(21.07)	*	*	*
Diluted	$48.36	$(0.14)	$(45.58)	$(21.07)	*	*	*
Weighted average number of shares outstanding:
Basic	147,505	159,390	153,250	244,748	*	*	*
Diluted	150,007	159,390	153,250	244,748	*	*	*
As Adjusted Consolidated Statements of Operations Data(4):
As Adjusted net income (loss)	$10,031	$(3,985)	$(8,171)
As Adjusted net income (loss) per share:
Basic	$0.37	$(0.14)	$(0.29)
Diluted	$0.37	$(0.14)	$(0.29)
As Adjusted weighted average shares outstanding:
Basic	27,065,626	28,626,593	27,819,971
Diluted	27,435,818	28,626,593	27,819,971

Statement of Cash Flow Data:
Cash provided by (used in):
Operating activities	$47,686	$28,287	$72,777	$25,240	$11,295	$36,535	$59,054
Investing activities	(25,895)	(25,830)	(70,502)	(102,744)	(12,975)	(115,719)	(48,406)
Financing activities	(750)	(2,608)	(2,998)	97,034	(125)	96,909	(2,500)

*	Not meaningful.

	As of July 29, 2012
	Actual	As Adjusted(5)
		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$54,725	$56,012
Working capital(6)	$10,827	$12,399
Property & equipment, net	$318,031	$318,031
Total assets	$796,499	$794,805
Total debt, net of unamortized discount	$464,756	$384,756
Stockholders’ equity	$145,269	$229,180

	Twenty-six Weeks Ended		Fiscal Year Ended January 29, 2012	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	Fiscal Year Ended
	July 29, 2012	July 31, 2011				January 30, 2011(1)	January 31, 2010
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)
						(Non-GAAP)

Other data:
Adjusted EBITDA(7)	$66,408	$53,286	$98,372	$57,503	$28,777	$86,280	$83,145
Cash interest expense(8)	$15,204	$15,321	$30,438	$24,226	$7,392	$31,618	$22,966
Capital expenditures	$25,970	$26,632	$72,946	$22,255	$12,978	$35,233	$48,423

Store-level Data:
Stores open at end of period(9)	60	58	59			58	56
Comparable store sales increase (decrease)(10)	2.4%	4.2%	2.2%			(1.9%)	(7.8%)
Store-level EBITDA(11)	$79,826	$67,610	$127,509	$78,084	$38,976	$117,060	$109,847
Store-level EBITDA margin(12)	25.6%	24.4%	23.5%	22.7%	21.9%	22.4%	21.1%

(1)	Affiliates of the Oak Hill Funds acquired all of the outstanding common stock of D&B Holdings as part of the Acquisition. Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the June 1, 2010 acquisition to be presented as Predecessor’s results in the historical financial statements. Operating results for Dave & Buster’s Entertainment, Inc. subsequent to the June 1, 2010 acquisition are presented or referred to as Successor’s results in our historical financial statements. References to the 52 week period ended January 30, 2011, included in this prospectus relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year.
(2)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4,638 and $4,280 of transaction costs in the Successor and Predecessor periods, respectively. The Predecessor period of fiscal 2010 also includes $1,378 acceleration of stock-based compensation charges related to the Predecessor’s stock plan.
(3)	Depreciation expense related to the write-up of certain assets and changes of useful lives of certain assets as a result of the Acquisition was $860 for the Successor period ended January 30, 2011, $4,055 for the fiscal year ended January 29, 2012, $1,663 for the twenty-six week period ended July 31, 2011 and $4,434 for the twenty-six week period ended July 29, 2012.
(4)	As adjusted consolidated statement of operations data gives effect to (i) a 131.3398 for 1 stock split of our common stock and (ii) the receipt and application of $90,372 of net proceeds to us from this offering and the estimated $6,740 loss on the early extinguishment of $80,000 principal amount of our existing senior notes, net of tax effect as described in “Use of Proceeds,” as if they had occurred on January 31, 2011. As adjusted net income (loss) reflects (i) the net decrease in interest expense resulting from the early extinguishment of $80,000 principal amount of our existing senior notes as described in “Use of Proceeds” and (ii) increases in income tax expense due to higher income before taxes as a result of the decrease in interest expense. The as adjusted consolidated statements of operations data is not necessarily indicative of what our results of operations would have been if the transaction had been completed as of the date indicated, nor is such data necessarily indicative of our results of operations for any future period.
(5)	The as adjusted balance sheet data gives effect to the receipt and application of $90,372 of net proceeds to us from this offering as described in “Use of Proceeds,” as if it had occurred as of July 29, 2012. The as adjusted balance sheet data is not necessarily indicative of what our financial position would have been if the transaction had been completed as of the date indicated, nor is such data necessarily indicative of our financial position for any future date.
(6)	Defined as total current assets minus total current liabilities.
(7)	“Adjusted EBITDA” is calculated as net income (loss), plus interest expense (net), provision (benefit) for income taxes, depreciation and amortization expense, loss (gain) on asset disposal, gain on acquisition of limited partnership, share-based compensation, currency transaction (gain) loss, pre-opening costs, reimbursement of affiliate expenses, severance, change in deferred amusement revenue and ticket liability estimations, transaction costs and other. “Adjusted EBITDA margin” represents Adjusted EBITDA divided by total revenues.

Adjusted EBITDA is presented because we believe that it provides useful information to investors regarding our operating performance and our capacity to incur and service debt and fund capital expenditures. We believe that Adjusted EBITDA is used by many investors, analysts and rating agencies as a measure of performance. In addition, Adjusted EBITDA is approximately equal to “Consolidated EBITDA” as defined in our senior secured credit facility and the indentures governing the existing discount notes and the existing senior notes, and our presentation of Adjusted EBITDA is consistent with that reported to our lenders and holders of notes to allow for leverage-based assessments. By reporting Adjusted EBITDA, we provide a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is a metric utilized to measure performance based bonuses paid to our executive officers and certain managers.

Adjusted EBITDA, however, is not defined by GAAP and should not be considered in isolation or as an alternative to other financial data prepared in accordance with GAAP or as an indicator of the Company’s operating performance. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, Adjusted EBITDA and Adjusted EBITDA margin do not take into account a number of significant items, including our interest expense and depreciation and amortization expense. Because Adjusted EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. In addition, Adjusted EBITDA excludes pre-opening costs and adjustments for changes in the accruals for deferred amusement revenue and ticket liability, which we expect to redeem in future periods and which may be important in analyzing our GAAP results. Our calculations of Adjusted EBITDA adjust for these amounts because they vary from period to period and do not directly relate to the ongoing operations of the current underlying business of our stores and therefore complicate comparisons of the underlying business between periods. Nevertheless, because of the limitations described above management does not view Adjusted EBITDA in isolation and also uses other measures, such as net sales, gross margin, operating income and net income (loss), to measure operating performance.

Our calculation of Adjusted EBITDA for the periods presented is set forth below:

	Twenty-six Weeks Ended		Fiscal Year Ended January 29, 2012	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	Fiscal Year Ended
	July 29, 2012	July 31, 2011				January 30, 2011(1)	January 31, 2010
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)
						(Non-GAAP)
Net Income (loss)	$7,254	$(22)	$(6,985)	$(5,157)	$(2,138)	$(7,295)	$(350)
Interest expense, net	23,379	22,100	44,931	25,486	6,976	32,462	22,122
Provision (benefit) for income taxes	800	(359)	(3,796)	(2,551)	(597)	(3,148)	99
Depreciation and amortization expense	29,827	26,295	54,277	33,794	16,224	50,018	53,658
Loss (gain) on asset disposal(a)	1,939	977	1,279	(2,813)	416	(2,397)	1,361
Gain on acquisition of limited partnership(b)	—	—		—	—	—	(357)
Share-based compensation(c)	504	622	1,038	794	1,697	2,491	722
Currency transaction (gain) loss(d)	4	(157)	103	(128)	(15)	(143)	(123)
Pre-opening costs(e)	709	2,171	4,186	842	1,447	2,289	3,881
Reimbursement of affiliate expenses(f)	374	240	854	380	246	626	905
Severance(g)	—	20	324	1,183	—	1,183	295
Change in deferred amusement revenue, ticket liability & other(h)	1,416	1,068	1,639	1,035	241	1,276	932
Transaction costs(i)	202	331	522	4,638	4,280	8,918	—

Adjusted EBITDA	$66,408	$53,286	$98,372	$57,503	$28,777	$86,280	$83,145

(a)	Represents the net book value of assets (less proceeds received) disposed of during the year. Primarily relates to assets replaced in ongoing operation of business.
(b)	Represents gain recognized in connection with our acquisition of a 49.9% limited partnership interest in a limited partnership that owns a Dave & Buster’s store in the Discover Mills Mall near Atlanta, Georgia. See Notes to Audited Consolidated Financials Statements—Note 2: Mergers and Acquisitions.
(c)	Represents stock compensation expense of the Predecessor resulting from grants under the D&B Holdings, Inc. 2006 Option Plan and of the Successor under our Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan (the “Stock Incentive Plan”).
(d)	Represents the effect of foreign currency transaction (gains) or losses related to our store in Canada.
(e)	Represents costs incurred prior to the opening of our new stores or stores that have undergone major conversions.
(f)	Represents amounts paid to Wellspring under our historical expense reimbursement agreement and expenses under an expense reimbursement agreement that we entered into with Oak Hill Capital Management, LLC. See “Certain Relationships and Related Transactions—Expense Reimbursement Agreement.”
(g)	Represents severance costs associated with the departure of key executives and organizational restructuring efforts implemented by us.

(h)	Primarily represents quarterly increases or decreases to accrued liabilities established for future amusement game play and the fulfillment of tickets won by guests on our redemption games.
(i)	Represents transaction costs related to the Acquisition.
(8)	“Cash interest expense” represents interest expense for the period less amortization of debt issuance costs, original issue discount (if any) and adjustments to mark our swap contracts to fair value, less interest capitalized during the period.
(9)	The number of stores open includes one franchise in Canada. Our location in Nashville, Tennessee, which temporarily closed from May 2, 2010 to November 28, 2011 due to flooding is included in our store count for all years presented. Also included in the store counts as of January 30, 2011 and January 31, 2010 is one store in Dallas, Texas, which permanently closed on May 2, 2011.
(10)	We define the comparable store base to include those stores open for a full 18 months at the beginning of each fiscal year.
(11)	“Store-level EBITDA” is defined by us as net income (loss), plus interest expense (net), provision (benefit) for income taxes, depreciation and amortization expense, general and administrative expenses and pre-opening costs, as shown in the table below. We use Store-level EBITDA to measure operating performance and returns from opening new stores. Similar to Adjusted EBITDA, Store-level EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance.

We believe that Store-level EBITDA is another useful measure in evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the store level, and the costs of opening new stores, which are non-recurring at the store-level, and thereby enables the comparability of the operating performance of our stores for the periods presented. We also believe that Store-level EBITDA is a useful measure in evaluating our operating performance within the entertainment and dining industry because it permits the evaluation of store-level productivity, efficiency and performance, and we use Store-level EBITDA as a means of evaluating store financial performance compared with our competitors. However, because this measure excludes significant items such as general and administrative expenses and pre-opening costs, as well as our interest expense and depreciation and amortization expense, which are important in evaluating our consolidated financial performance from period to period, the value of this measure is limited as a measure of our consolidated financial performance. Our calculation of Store-level EBITDA for the periods is presented below:

	Twenty-six Weeks Ended		Fiscal Year Ended January 29, 2012	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	Fiscal Year Ended
	July 29, 2012	July 31, 2011				January 30, 2011(1)	January 31, 2010
(Dollars in thousands)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)
						(Non-GAAP)
Net Income (loss)	$7,254	$(22)	$(6,985)	$(5,157)	$(2,138)	$(7,295)	$(350)
Interest expense, net	23,379	22,100	44,931	25,486	6,976	32,462	22,122
Provision (benefit) for income taxes	800	(359)	(3,796)	(2,551)	(597)	(3,148)	99
Depreciation and amortization expense	29,827	26,295	54,277	33,794	16,224	50,018	53,658
General and administrative expenses	17,857	17,425	34,896	25,670	17,064	42,734	30,437
Pre-opening costs	709	2,171	4,186	842	1,447	2,289	3,881

Store-level EBITDA	$79,826	$67,610	$127,509	$78,084	$38,976	$117,060	$109,847

(12)	“Store-level EBITDA margin” represents Store-level EBITDA divided by total revenues. Store-level EBITDA margin allows us to evaluate operating performance of each store across stores of varying size and volume.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, results of operations or financial condition may be materially adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related To Our Business

The continued economic uncertainty in the U.S. and Canada impacts our business and financial results and a renewed recession could materially affect us in the future.

Our business is dependent upon consumer discretionary spending. The continued economic uncertainty in the U.S. and Canada has reduced consumer confidence to historic lows impacting the public’s ability and/or desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses in the financial markets, personal bankruptcies, and reduced access to credit, resulting in lower levels of guest traffic in our stores. Leading economic indicators, such as unemployment and consumer confidence, remain volatile and may not show meaningful improvement in fiscal 2012. If conditions worsen, our business, results of operation and ability to comply with the covenants under our senior secured credit facility could be materially affected and may result in a deceleration of the number and timing of new store openings. Continued deterioration in guest traffic and/or a reduction in the average amount guests spend in our stores will negatively impact our revenues. This will result in sales de-leverage, spreading fixed costs across a lower level of sales, and will in turn cause downward pressure on our profitability. This could result in reductions in staff levels, asset impairment charges and potential closures. Future recessionary effects on the Company are unknown at this time and could have a potential material adverse effect on our financial position and results of operations. There can be no assurance that any government’s plans to stimulate the economy will restore consumer confidence, stabilize the financial markets, increase liquidity and the availability of credit, or result in lower unemployment.

Future economic downturns similar to the economic crisis that began in 2008 could have a material adverse impact on our landlords or other tenants in shopping centers in which we are located, which in turn could negatively affect our financial results.

If we experience another economic downturn in the future, our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required construction contributions or satisfy other lease covenants to us. In addition, other tenants at shopping centers in which we are located or have executed leases may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located may affect foot traffic at our stores. All of these factors could have a material adverse impact on our operations.

Our growth strategy depends on our ability to open new stores and operate them profitably.

As of September 4, 2012, there were 59 company-owned locations in the United States and Canada and one franchise location in Canada. A key element of our growth strategy is to open additional stores in locations that we believe will provide attractive returns on investment. We have identified a number of additional sites for potential future Dave & Buster’s stores. Our ability to open new stores on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond our control, including our ability to:

•	find quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	comply with applicable zoning, licensing, land use and environmental regulations;

•	raise or have available an adequate amount of cash or currently available financing for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs;

•	obtain, for acceptable cost, required permits and approvals, including liquor licenses; and

•	efficiently manage the amount of time and money used to build and open each new store.

If we succeed in opening new stores on a timely and cost-effective basis, we may nonetheless be unable to attract enough guests to new stores because potential guests may be unfamiliar with our stores or concept, or our entertainment and menu options might not appeal to them. While we have successfully opened stores with our target large store size of 35,000—40,000 square feet, only a small number of our existing stores are the size of this target. As of September 4, 2012, we operate five small format stores. Our new large and small format stores may not meet or exceed the performance of our existing stores or meet or exceed our performance targets, including target cash-on-cash returns. New stores may even operate at a loss, which could have a significant adverse effect on our overall operating results. Opening a new store in an existing market could reduce the revenue at our existing stores in that market. In addition, historically, new stores experience a drop in revenues after their first year of operation. Typically, this drop has been temporary and has been followed by increases in comparable store revenue in line with the rest of our comparable store base, but there can be no assurance that this will be the case in the future or that a new store will succeed in the long term.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

Some of our new stores will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets. In addition, our national advertising program may not be successful in generating brand awareness in all local markets, and the lack of market awareness of the Dave & Buster’s brand can pose an additional risk in expanding into new markets. Stores opened in new markets may open at lower average weekly revenues than stores opened in existing markets, and may have higher store-level operating expense ratios than stores in existing markets. Sales at stores opened in new markets may take longer to reach average store revenues, if at all, thereby adversely affecting our overall profitability.

We may not be able to compete favorably in the highly competitive out-of-home and home-based entertainment and restaurant markets, which could have a material adverse effect on our business, results of operations or financial condition.

The out-of-home entertainment market is highly competitive. We compete for guests’ discretionary entertainment dollars with theme parks, as well as with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, nightclubs and restaurants. Many of the entities operating these businesses are larger and have significantly greater financial resources, a greater number of stores, have been in business longer, have greater name recognition and are better established in the markets where our stores are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting guests and succeed in attracting guests who would otherwise come to our stores. The legalization of casino gambling in geographic areas near any current or future store would create the possibility for entertainment alternatives, which could have a material adverse effect on our business and financial condition. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery. Our failure to compete favorably in the competitive out-of-home and home-based entertainment and restaurant markets could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are subject to fluctuations due to the seasonality of our business and other events.

Our operating results fluctuate significantly from quarter to quarter as a result of seasonal factors. Typically we have higher first and fourth quarter revenues associated with the spring and year-end holidays. Our third quarter, which encompasses the end of the summer vacation season, has historically had lower revenues as compared to the other quarters. We expect seasonality will continue to be a factor in our results of operations. As a result, factors affecting peak seasons could have a disproportionate effect on our results. For example, the number of days between Thanksgiving and New Year’s Day and the days of the week on which Christmas and New Year’s Eve fall affect the volume of business we generate during the December holiday season and can affect our results for the full fiscal year. In addition, adverse weather during the winter and spring seasons can have a significant impact on our first and fourth quarters, and therefore our results for the full fiscal year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Store-Level Variability, Quarterly Results of Operations and Seasonality.”

Our operating results may also fluctuate significantly because of non-seasonal factors. Due to our relatively limited number of locations, poor results of operations at any single store could significantly affect our overall profitability.

Our quarterly results of operations are subject to fluctuations due to the timing of new store openings.

The timing of new store openings may result in significant fluctuations in our quarterly performance. We typically incur most cash pre-opening costs for a new store within the two months immediately preceding, and the month of, the store’s opening. In addition, the labor and operating costs for a newly opened store during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. We expect to spend approximately $35.0 million ($26.0 million net of cash contributions from landlords) for new store construction in fiscal 2012. Due to these substantial up-front financial requirements to open new stores, the investment risk related to any single store is much larger than that associated with many other restaurants or entertainment venues.

We have a recent history of net losses.

We have high interest expense and depreciation and amortization expense and, as a result, incurred net losses of $7.0 million and $7.3 million for the fiscal years ended January 29, 2012 and January 30, 2011 (combined), respectively. Achieving profitability depends upon numerous factors, including our ability to generate increased revenues and our ability to control expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus and our ongoing interest and depreciation and amortization expense, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we can make no assurances that we will be able to achieve, sustain or increase profitability in the future. Failure to achieve profitability could have an adverse impact on the trading prices of our common stock.

Our operations are susceptible to the availability and cost of food and other supplies, in most cases from a limited number of suppliers, which subject us to possible risks of shortages, interruptions and price fluctuations.

Our profitability depends in part on our ability to anticipate and react to changes in product costs. Cost of food and beverage as a percentage of food and beverage revenue was 24.1% in fiscal 2011, 23.8% in fiscal 2010 (combined), and 24.2% in fiscal 2009. Cost of food as a percentage of total revenue was approximately 8.6% in fiscal 2011, 8.5% in fiscal 2010 and 8.5% in fiscal 2009. Cost of amusement and other costs as a percentage of amusement and other revenue was 15.4% in fiscal 2011, 15.9% in fiscal 2010 (combined) and 15.5% in fiscal 2009. If we have to pay higher prices for food or other supplies, our operating costs may increase, and, if we are unable or unwilling to pass such cost increases on to our guests, our operating results could be adversely affected.

We entered into a long-term contract with U.S. Foods, Inc. that provides for the purchasing, warehousing and distributing of a substantial majority of our food, non-alcoholic beverage and chemical supplies. Our current contract with U.S. Foods, Inc. expires in October 2012. We plan to negotiate a new long-term distribution contract with our current provider or alternate providers of similar distribution services.

The unplanned loss of this distributor could adversely affect our business by disrupting our operations as we seek out and negotiate a new distribution contract. We also have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our stores, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our stores and cause us to remove certain items from our menu. Other than forward purchase contracts for certain food items, we currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies.

We may not be able to anticipate and react to changing food, beverage and amusement costs by adjusting purchasing practices or menu and game prices, and a failure to do so could have a material adverse effect on our operating results.

Our procurement of games and amusement offerings is dependent upon a few suppliers.

Our ability to continue to procure new games, amusement offerings, and other entertainment-related equipment is important to our business strategy. The number of suppliers from which we can purchase games, amusement offerings and other entertainment-related equipment is limited. To the extent that the number of suppliers declines, we could be subject to the risk of distribution delays, pricing pressure, lack of innovation and other associated risks.

In addition, any increase in cost or decrease in availability of new amusement offerings that appeal to guests could adversely impact the cost to acquire and operate new amusements which could have a material adverse effect on our operating results. We may not be able to anticipate and react to increases in the cost of amusement offerings by adjusting purchasing practices or game prices, and a failure to do so could have a material adverse effect on our operating results.

Instances of food-borne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our stores and negatively impact our business.

Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic (such as the avian flu) or food-borne illness (such as aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli), whether or not traced to one of our stores, may cause guests to avoid public gathering places or otherwise change their eating behaviors. Even the prospects of a health epidemic could change consumer perceptions of food safety, disrupt our supply chain and impact our ability to supply certain menu items or staff our stores. Outbreaks of disease, including severe acute respiratory syndrome, which is also known as SARS, as well as influenza, could reduce traffic in our stores. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our stores and the food that we offer, reduce guest visits to our stores and negatively impact demand for our menu offerings.

We may not be able to obtain and maintain licenses and permits necessary to operate our stores in compliance with laws, regulations and other requirements, which could adversely affect our business, results of operations or financial condition.

We are subject to various federal, state and local laws affecting our business. Each store is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state, county or municipality in which the store is located. Each store is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In the past, we have had licenses temporarily suspended. For example, our licenses to sell alcoholic beverages were suspended for 2 days in 2011 in our Maple Grove, Minnesota store, for 10 days in 2010 in our Milpitas, California store and for 25 days in 2008 in our Ontario, California store, each due to violations of the terms of our licenses. In some states, the loss of a license for cause with respect to one location may lead to the loss of licenses at all locations in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each store, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations.

As a result of operating certain entertainment games and attractions, including games that offer redemption prizes, we are subject to amusement licensing and regulation by the states, counties and municipalities in which our stores are located. Certain entertainment attractions are heavily regulated and such regulations vary significantly between communities. Moreover, as more states and local communities implement legalized gambling, the corresponding enabling regulations may also be applicable to our redemption games and regulators may create new licensing requirements, taxes or fees, or restrictions on the various types of redemption games we offer. From time-to-time, existing stores may be required to modify certain games, alter the mix of games, or terminate the use of specific games as a result of the interpretation of regulations by state or local officials, any of which could adversely affect our operations.

Changes in laws, regulations and other requirements could adversely affect our business, results of operations or financial condition.

We are also subject to federal, state and local environmental laws, regulations and other requirements. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations. Environmental laws and regulations also govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances. These laws provide for significant fines and penalties for noncompliance. Third parties may also make personal injury, property damage or other claims against us associated with actual or alleged release of or exposure to hazardous substances at our properties. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties.

In addition, we are subject to the Fair Labor Standards Act (which governs such matters as minimum wages and overtime), the Americans with Disabilities Act, various family-leave mandates and other federal, state and local laws and regulations that govern working conditions. From time-to-time, the U.S. Congress and the states consider increases in the applicable minimum wage. Several states in which we operate have enacted increases in the minimum wage which have taken effect during the past several years and further increases are anticipated. Although we expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, such increases are not expected to be material. However, we are uncertain of the repercussion, if any, of increased minimum wages on other expenses. For example, our suppliers may be more severely impacted by higher minimum wage standards, which could result in increased costs to us. If we are unable to offset these costs through increased costs to our guests, our business, results of operations and financial condition could be adversely affected. Moreover, although none of our employees have been or are now represented by any unions, labor organizations may seek to represent certain of our employees in the future, and if they are successful, our payroll expenses and other labor costs may be increased in the course of collective bargaining, and/or there may be strikes or other work disruptions that may adversely affect our business.

Our sales and results of operations may be adversely affected by the passage of health care reform legislation and climate change and other environmental legislation and regulations. The costs and other effects of new legal requirements cannot be determined with certainty. For example, new legislation or regulations may result in increased costs directly for our compliance or indirectly to the extent that such requirements increase prices charged to us by vendors because of increased compliance costs. At this point, we are unable to determine the impact that health care reform could have on our employer-sponsored medical plans or that climate change and other environmental legislation and regulations could have on our overall business.

We face potential liability with our gift cards under the property laws of some states.

Our gift cards, which may be used to purchase food, beverage, merchandise and game play credits in our stores, may be considered stored value cards. Certain states include gift cards under their abandoned and unclaimed property laws, and require companies to remit to the state cash in an amount equal to all or a designated portion of the unredeemed balance on the gift cards based on certain card attributes and the length of time that the cards are inactive. To date we have not remitted any amounts relating to unredeemed gift cards to states based upon our assessment of applicable laws. We recognize income from unredeemed cards when we determine that the likelihood of the cards being redeemed is remote and that recognition is appropriate based on governing state statutes.

The analysis of the potential application of the abandoned and unclaimed property laws to our gift cards is complex, involving an analysis of constitutional, statutory provisions and factual issues. In the event that one or more states change their existing abandoned and unclaimed property laws or successfully challenges our position on the application of its abandoned and unclaimed property laws to our gift cards, or if the estimates that we use in projecting the likelihood of the cards being redeemed prove to be inaccurate, our liabilities with respect to unredeemed gift cards may be materially higher than the amounts shown in our financial statements. If we are required to materially increase the estimated liability recorded in our financial statements with respect to unredeemed gift cards, our net income could be materially and adversely affected.

Our Power Cards may raise similar concerns to gift cards in terms of the applicability of states’ abandoned and unclaimed property laws. However, based on our analysis of abandoned and unclaimed property laws, we believe that our Power Cards are not stored value cards and such laws do not apply, although there can be no assurance that states will not take a different position.

Guest complaints or litigation on behalf of our guests or employees may adversely affect our business, results of operations or financial condition.

Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our guests or employees. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and a number of these lawsuits have resulted in the payment of substantial damages by the defendants. We could also face potential liability if we are found to have misclassified certain employees as exempt from the overtime requirements of the federal Fair Labor Standards Act and state labor laws. We have had from time to time and now have such lawsuits pending against us. In addition, from time to time, guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a store. We are also subject to a variety of other claims in the ordinary course of business, including personal injury, lease and contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests.

We are also subject to “dram shop” statutes in certain states in which our stores are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We are currently the subject of certain lawsuits that allege violations of these statutes. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition. As approximately 30.2% of our food and beverage revenues were derived from the sale of alcoholic beverages during fiscal 2011, adverse publicity resulting from these allegations may materially affect our stores and us.

We may face labor shortages that could slow our growth and adversely impact our ability to operate our stores.

The successful operation of our business depends upon our ability to attract, motivate and retain a sufficient number of qualified executives, managers and skilled employees. From time-to-time, there may be a shortage of skilled labor in certain of the communities in which our stores are located. Shortages of skilled labor may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees and could delay the planned openings of new stores or adversely impact our existing stores. Any such delays, material increases in employee turnover rates in existing stores or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have a material adverse effect on our results of operations.

Immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could increase our costs in recruiting, training and retaining employees. Also, although our hiring practices comply with the requirements of federal law in reviewing employees’ citizenship or authority to work in the U.S., increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our stores, thereby negatively impacting our business.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Our future success significantly depends on the continued service and performance of our key management personnel. We have employment agreements with all members of senior management. However, we cannot prevent members of senior management from terminating their employment with us. Losing the services of members of senior management could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. In addition, we have not purchased life insurance on any members of our senior management.

Local conditions, events, terrorist attacks, adverse weather conditions and natural disasters could adversely affect our business.

Certain of the regions in which our stores are located have been, and may in the future be, subject to adverse local conditions, events, terrorist attacks, adverse weather conditions, or natural disasters, such as earthquakes, tornadoes, floods and hurricanes. In particular, seven of our stores are located in California and are subject to earthquake risk, and our four stores in Florida, our two stores in Houston and our one store in Honolulu are subject to hurricane risk. Depending upon its magnitude, a natural disaster could severely damage our stores, which could adversely affect our business, results of operations or financial condition. We currently maintain property and business interruption insurance through the aggregate property policy for each of the stores. However, such coverage may not be sufficient if there is a major disaster. In addition, upon the expiration of our current insurance policies, adequate insurance coverage may not be available at reasonable rates, or at all.

Damage to our brand or reputation could adversely affect our business.

Our brand and our reputation are among our most important assets. Our ability to attract and retain guests depends, in part, upon the external perception of our company, the quality of our food service and facilities, and our integrity. Multi-store businesses, such as ours, can be adversely affected by unfavorable publicity resulting from poor food quality, illness or health concerns, or a variety of other operating issues stemming from one or a limited number of stores. Adverse publicity involving any of these factors could make our stores less appealing, reduce our guest traffic and/or impose practical limits on pricing. In the future, more of our stores may be operated by franchisees. Any such franchisees will be independent third parties that we do not control. Although our franchisees will be contractually obligated to operate the store in accordance with our standards, we would not oversee their daily operations. If one or more of our stores were the subject of unfavorable publicity, our overall brand could be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to renew real property leases on favorable terms, or at all, which may require us to close a store or relocate, either of which could have a material adverse effect on our business, results of operations or financial condition.

Of the 59 stores operated by us as of September 4, 2012, all are operated on leased property. The leases typically provide for a base rent plus additional rent based on a percentage of the revenue generated by the stores on the leased premises once certain thresholds are met. A lease on one of our stores is scheduled to expire during fiscal 2012 and does not have an option to renew. A decision not to renew a lease for a store could be based on a number of factors, including an assessment of the area in which the store is located. We may choose not to renew, or may not be able to renew, certain of such existing leases if the capital investment then required to maintain the stores at the leased locations is not justified by the return on the required investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations or financial condition.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financial flexibility.

Payments under our operating leases account for a significant portion of our operating expenses. For example, total rental payments, including additional rental payments based on sales at some of our stores, under operating leases were approximately $48.9 million, or 9.0% of our total revenues, in fiscal 2011. In addition, as of July 29, 2012, we were a party to operating leases requiring future minimum lease payments aggregating approximately $100.5 million through the next two years and approximately $366.0 million thereafter. We expect that we will lease any new stores we open under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

•	placing us at a disadvantage with respect to our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse effect on us.

We may not be able to adequately protect our intellectual property.

Our intellectual property is essential to our success and competitive position. We use a combination of intellectual property rights, such as trademarks and trade secrets, to protect our brand and certain other proprietary processes and information material to our business. The success of our business strategy depends, in part, on our continued ability to use our intellectual property rights to increase brand awareness and further develop our branded products in both existing and new markets. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. If third parties misappropriate or infringe our intellectual property, the value of our image, brand and the goodwill associated therewith may be diminished, our brand may fail to achieve and maintain market recognition, and our competitive position may be harmed, any of which could have a material adverse effect on our business, including our revenues. Policing unauthorized use of our intellectual property is difficult, and we can not be certain that the steps we have taken will prevent the violation or misappropriation of such intellectual property rights by others. To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, and adversely affect our revenue, financial condition and results of operations.

We cannot be certain that our products and services do not and will not infringe on the intellectual property rights of others. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, take a royalty-bearing license, discontinue the use of third party products used within our operations and/or rebrand our business and products.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business and operating results.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. Any failure to remediate deficiencies noted by our management or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

Disruptions in our information technology systems could have an adverse impact on our operations.

Our operations are dependent upon the integrity, security and consistent operation of various systems and data centers, including the point-of-sale, kiosk and amusement operations systems in our stores, data centers that process transactions, communication systems and various other software applications used throughout our operations. Disruptions in these systems could have an adverse impact on our operations. We could encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulty could lead to significant expenses or to losses due to disruption in our business operations. In 2007, there was an external breach of our credit card processing systems which led to fraudulent credit card activity and resulted in the payment of fines and reimbursements for the fraudulent credit card activity. As part of a settlement with the Federal Trade Commission, we have implemented a series of corrective measures in order to ensure that our computer systems are secure and that our guests’ personal information is protected. Despite our considerable efforts and investment in technology to secure our computer network, security could still be compromised, confidential information could be misappropriated or system disruptions could occur in the future. This could lead to a loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption at one or more of our stores would be adequate. Given the limited number of stores we operate, such a loss could have a material adverse effect on our results of operations. In addition, we do not currently carry insurance for breaches of our computer network security. Moreover, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Risks Relating to this Offering

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial condition and results of operations;

•	actual or anticipated strategic, technological or regulatory threats, whether or not warranted by actual events;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of our company or the media and entertainment industries;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key management personnel, creative or other talent;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	macroeconomic conditions.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on NASDAQ, or how liquid that market may become. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our common stock that you purchase at an attractive price or at all. The initial public offering price of shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail in the open market following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price, or at all.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our senior secured credit facility, the existing senior notes and the existing discount notes contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, you will incur immediate and substantial dilution of $17.82 per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. For additional information, see the section of this prospectus entitled “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering, we will have 97,789,357 shares of common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 7,851,165 shares for issuance upon exercise of outstanding stock options and for issuances under our 2012 Stock Incentive Plan. See “Executive Compensation—Annual Incentive Plan.” Any common stock that we issue, including under our 2012 Stock Incentive Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon the completion of this offering, we will have 27,065,626 shares of common stock outstanding. We, our directors and our executive officers and our significant stockholders will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” In addition, we will enter into a registration rights agreement in connection with this offering that will impose significant restrictions on the ability of our stockholders party thereto (other than the Oak Hill Funds) to transfer shares of our common stock. Generally, shares will be nontransferable for the two year period following the expiration of the lock-up period with respect to this offering and subject to any other lock-up period that may be in effect from time to time except transfers made (i) pursuant to (A) certain piggyback rights and (B) sales pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”) at the request of the Oak Hill Funds, both in accordance with the registration rights agreement, (ii) in compliance with Rule 144 and subject to additional volume restrictions and advance notice requirements or (iii) with the Board of Directors’ approval. The transfer restrictions in the registration rights agreement will automatically lapse with respect to any such stockholder in the event such stockholder’s employment with Dave & Buster’s Entertainment, Inc. or its subsidiaries is terminated (i) by Dave & Buster’s Entertainment, Inc. or its subsidiaries without cause (as defined in such stockholder’s employment agreement or if such stockholder is not a party to an employment agreement or cause is not defined therein, as defined in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan), (ii) by such stockholder for good reason (as defined in such stockholder’s employment agreement or if such stockholder is not a party to an employment agreement or good reason is not defined therein, as defined in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan) or (iii) due to such stockholder’s death or disability (as determined pursuant to such stockholder’s employment agreement, or if such stockholder is not a party to an employment agreement or death or disability are not determined or defined thereunder, as defined in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan). Following the expiration of the lock-up period, our principal stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. After the lock-up period has expired and the holding periods have elapsed and the lock-up periods set forth in our registration rights agreement have expired, 19,373,318 additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or when we are required to register the sale of our stockholders’ remaining shares of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our costs could increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company and particularly after we cease to be an “emerging growth company” (to the extent that we take advantage of certain exceptions from reporting requirements that are available under the JOBS Act as an “emerging growth company”), we could incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) and NASDAQ, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Sarbanes-Oxley, as well as rules and regulations subsequently implemented by the SEC and NASDAQ, have imposed increased disclosure and enhanced corporate governance practices for public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards are likely to result in increased expenses and a diversion of management’s time and attention from revenue-

generating activities to compliance activities. We may not be successful in implementing these requirements and implementing them could adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our financial results on a timely and accurate basis could be impaired.

We are an “emerging growth company” and may elect to comply with reduced reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after the initial public offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to opt out of any extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of Sarbanes-Oxley and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, if we take advantage of certain exceptions from reporting requirements that are available to “emerging growth companies” under the

JOBS Act, each public accounting firm that prepares an audit for us will not be required to attest to and report on our annual assessment of our internal controls over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the Board of Directors;

•

our ability to issue preferred stock with terms that the Board of Directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the inability of our stockholders to call a special meeting of stockholders;

•

our directors may only be removed from the Board of Directors for cause by the affirmative vote of (i) a majority of the remaining members of the Board of Directors or (ii) the holders of at least 66 2/3% of the voting power of outstanding shares of our common stock entitled to vote thereon;

•	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions that the Board of Directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Our amended and restated certificate of incorporation provides that we will not be governed by Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation will contain a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law, and will prevent us from engaging in a business combination with an interested stockholder for a period of three years from the date such person acquired such common stock unless (with certain exceptions) the business combination is approved in a prescribed manner, including if Board of Directors approval or stockholder approval is obtained prior to the business combination, except that the Oak Hill Funds, or any successor to all or substantially all of their assets, or any affiliate thereof, or any person or entity to which any of the foregoing stockholders transfers shares of our voting stock in a transaction other than (i) an underwritten, broadly distributed public offering or (ii) in a transaction effected through a broker pursuant to Rule 144 promulgated under Section 4(1) of the Securities Act, in each case regardless of the total percentage of our voting stock owned by such stockholder or such person or entity, shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Risks Relating to Our Capital Structure

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

As of July 29, 2012, as adjusted to give effect to this offering and the application of a portion of the net proceeds thereof to redeem or otherwise acquire $80.0 million principal amount of the existing senior notes (see “Use of Proceeds”), we had $147.0 million ($146.1 million net of discount) of borrowings under our term loan facility, no borrowings under our revolving credit facility, $4.9 million in letters of credit outstanding, $120.0 million aggregate principal amount of the existing senior notes outstanding and $118.7 million of accreted value ($180.8 million aggregate principal amount at maturity) of the existing discount notes outstanding. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

Our substantial indebtedness could have important consequences, including:

•

our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions, new store growth and general corporate or other purposes may be limited;

•

a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of our borrowings are at variable rates of interest, exposing us to the risk of increased interest rates;

•	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and

•	we may be vulnerable in a downturn in general economic conditions or in business, or may be unable to carry on capital spending that is important to our growth.

The terms of our senior secured credit facility, the existing senior notes and the existing discount notes restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our senior secured credit facility, the existing senior notes and the existing discount notes contain, and any future indebtedness will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends and make other restricted payments;

•	create liens;

•	make investments and acquisitions;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions;

•	hedge currency and interest rate risk; and

•	make capital expenditures.

Our senior secured credit facility requires us to maintain certain financial ratios in the event we draw on our revolving credit facility or issue letters of credit in excess of $12.0 million. Failure by us to comply with the covenants contained in the instruments governing our indebtedness could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our senior secured credit facility, the lenders will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If our indebtedness were to be accelerated, our assets may not be sufficient to repay this indebtedness in full.

In addition, absent an increase in our Adjusted EBITDA, as defined in the indentures governing the existing discount notes and the existing senior notes, we would not be permitted to incur a substantial amount of indebtedness under the incurrence limitations of the indentures, other than pursuant to our revolving credit facility and other limited exceptions.

After this offering, our principal stockholder will continue to have substantial control over us.

After the consummation of this offering, the Oak Hill Funds will collectively beneficially own approximately 68.3% of our outstanding common stock, and approximately 65.5% of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full. See “Principal Stockholders.” As a consequence, the Oak Hill Funds or their affiliates will be able to control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this stockholder may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

As a result of affiliates of the Oak Hill Funds continuing to control a majority of our outstanding common stock after the consummation of this offering, we are a “controlled company” within the meaning of NASDAQ corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, our stockholders will not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Pursuant to a new stockholders’ agreement to be entered into in connection with this offering, Oak Hill Capital Partners and its affiliates will continue to be reimbursed for all reasonable direct and indirect costs and out-of-pocket expenses incurred in connection with monitoring and maintaining its investment in us.

Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

The Oak Hill Funds or their affiliates could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of the Oak Hill Funds or their affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of the Oak Hill Funds on our Board of Directors, by the terms of our amended and restated certificate of incorporation and a stockholders’ agreement that will be entered into in connection with this offering, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors. In addition, under the stockholders’ agreement, the Oak Hill Funds will be permitted to disclose our confidential information to their affiliates, representatives and advisors and the Oak Hill Funds and their affiliates will be permitted to disclose our confidential information if requested or required by law. The Oak Hill Funds and their affiliates will also be permitted to disclose our confidential information to any potential purchaser of Dave & Buster’s Entertainment, Inc. that executes a customary confidentiality agreement.

The Oak Hill Funds will be entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds will be entitled to designate one director designee to serve on the

Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees will be determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees will initially be Tyler J. Wolfram and Kevin M. Mailender, and, therefore, the Oak Hill Funds will be entitled to designate additional directors in order for Oak Hill to have its proportionate number of director designees. We will expand the size of our Board of Directors if necessary to provide for such proportionate representation. Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement will also provide that the Oak Hill Funds will be entitled to nominate the members of the Nominating and Corporate Governance Committee. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, will consist of at least one member designated by the Oak Hill Funds.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may deemed to be, forward-looking statements. These forward-looking statements can be identified by the use of forward looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, operating leverage strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. As a result we caution you against relying on any forward-looking statement.

The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	the impact of the global economic crisis on our business and financial results;

•	our ability to open new stores and operate them profitably;

•	our ability to achieve our targeted cash-on-cash return, first year store revenues, net development costs or Store-level EBITDA margin for new store openings;

•	changes in consumer preferences, general economic conditions or consumer discretionary spending;

•	the effect of competition in our industry;

•	potential fluctuations in our quarterly operating results due to seasonality and other factors;

•	the impact of potential fluctuations in the availability and cost of food and other supplies;

•	the impact of instances of food-borne illness and outbreaks of disease;

•	the impact of federal, state or local government regulations relating to our personnel or the sale of food or alcoholic beverages;

•	legislative or regulatory changes;

•	the continued service of key management personnel;

•	our ability to attract, motivate and retain qualified personnel;

•	the impact of litigation;

•	changes in accounting principles, policies or guidelines;

•	changes in general economic conditions or conditions in securities markets or the banking industry;

•	a materially adverse change in our financial condition;

•	adverse local conditions, events, terrorist attacks, weather and natural disasters; and

•	other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting operations, pricing and services.

You should also read carefully the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statements, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 7,692,308 shares of our common stock in this offering will be approximately $90.4 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use (i) $88.8 million of the net proceeds to redeem $80.0 million principal of the existing senior notes at a redemption price of 111% of the principal amount redeemed and (ii) approximately $1.6 million for general corporate purposes. The existing senior notes being repaid were issued in connection with the Acquisition and accrue interest at the rate of 11% per annum and mature on June 1, 2018. Should the underwriters exercise their option to purchase additional shares from us, we intend to use the net proceeds to redeem the maximum principal amount of existing discount notes that may be redeemed for such amount of net proceeds at a redemption price of 112.25% of the then accreted amount of existing discount notes redeemed. The existing discount notes being repaid accrete at the rate of 12.25% per annum and mature on February 15, 2016.

Our ability to redeem up to $30.0 million principal amount of the existing senior notes as described above is subject to a prior right of lenders under our senior secured credit facility to receive an offer to have term loans in the same principal amount repaid without any prepayment premium. In the event we make such an offer and lenders exercise the right to have term loans repaid, and we do not otherwise seek to acquire such existing senior notes by means other than a redemption (whether by open market purchases, negotiated transactions, tender offer or otherwise), the principal amount of existing senior notes called for redemption will be reduced on a dollar-for-dollar basis. The term loans under our senior secured credit facility were issued in connection with the Acquisition and currently bear interest at the rate of 5.5%.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $7.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We have not historically declared or paid any cash dividends on our common stock. After this offering, we intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business, and we do not anticipate paying any dividends on our common stock. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. Our ability to pay dividends on our common stock is currently restricted directly or indirectly by the terms of our senior secured credit facilities, the indentures governing the existing discount notes and the existing senior notes and our other indebtedness and may be further restricted by any future indebtedness we incur. Our business is conducted through our principal operating subsidiary, Dave & Buster’s, Inc. Dividends from, and cash generated by, Dave & Buster’s Inc. will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from Dave & Buster’s, Inc.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will take into account:

•	restrictions in our senior secured credit facilities and the indentures governing the existing discount notes and the existing senior notes;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements;

•	the ability of Dave & Busters, Inc. to pay dividends and make distributions to us; and

•	such other factors as our Board of Directors may deem relevant.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of July 29, 2012:

•	on an actual basis reflecting the capitalization of Dave & Buster’s; and

•

on an as adjusted basis to give effect to (1) this offering and the use of proceeds therefrom as if it had occurred on July 29, 2012; (2) a 131.3398 for 1 stock split of our common stock prior to the consummation of this offering; and (3) our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering; and assumes (1) no exercise of the underwriters’ option to purchase up to 1,153,846 additional shares from us; and (2) an initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in this prospectus.

	As of July 29, 2012
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$54,725	$56,012

Debt(1):
Senior secured credit facility:
Revolving credit facility(2)	—	—
Term loan, net of unamortized discount(3)	146,076	146,076
Existing senior notes(4)	200,000	120,000
Existing discount notes, net of unamortized discount	118,680	118,680

Total debt	464,756	384,756

Stockholders’ equity:
Common stock, $0.01 par value, 500,000 shares authorized and 148,610 shares issued on an actual basis; 125,000,000 shares authorized and 27,210,643 shares issued on an as adjusted basis(5)	1	78
Preferred stock, none authorized and issued on an actual basis; 10,000,000 shares authorized and none issued on an as adjusted basis	—	—
Paid-in capital	151,112	241,407
Treasury stock, 1,104 shares (145,017 shares as adjusted)	(1,189)	(1,189)
Accumulated other comprehensive income	233	233
Accumulated deficit(6)	(4,888)	(11,349)

Total stockholders’ equity	145,269	229,180

Total capitalization	$610,025	$613,936

(1)	This presentation shows amounts that are net of original issue discount.
(2)	As of July 29, 2012, there were no outstanding borrowings under the revolving credit facility. $45,106 was available for borrowing after taking into account $4,894 of outstanding letters of credit.
(3)	Assumes that none of the net proceeds from the offering are used to repay term loans. See “Use of Proceeds.”
(4)	Assumes $88,800 of the net proceeds will be used to redeem $80,000 principal amount of the existing senior notes at a redemption price of 111% of the principal amount redeemed. Our ability to redeem up to $30,000 principal amount of the existing senior notes is subject to a prior right of lenders under our senior secured credit facility to receive an offer to have term loans in the same principal amount repaid without any prepayment premium, which, if exercised, would reduce the principal amount of existing senior notes called for redemption on a dollar-for-dollar basis. See “Use of Proceeds.”

(5)	Does not include shares issuable upon the exercise of stock options to be granted to three members of our Board of Directors with an intended value of approximately $150,000 each and stock options to be granted to eleven employees with an intended value of approximately $350,000 and with an exercise price equal to the initial public offering price, each to be granted contemporaneously with this offering.
(6)	As adjusted accumulated deficit reflects the estimated loss (net of tax effect) on the early extinguishment of a portion of our outstanding existing senior notes as described in “Use of Proceeds.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common stock upon the completion of this offering.

As of July 29, 2012, our book value was $145.3 million or $984.83 per share (or $7.50 per share as adjusted for the stock split) and our net tangible book value was approximately ($214.3) million, or ($1,453.04) per share (or ($11.06) per share as adjusted for the stock split). Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of July 29, 2012. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

After giving effect to (1) the 131.3398 for 1 stock split of our common stock, (2) the sale of our common stock at an assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the application of the net proceeds from this offering as described in “Use of Proceeds,” our as adjusted net tangible book value as of July 29, 2012 would have been approximately $(130.4) million, or $(4.82) per share.

This represents an immediate increase in net tangible book value of $6.32 per share to our existing stockholders and an immediate dilution in net tangible book value of $18.03 per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price per share...		$13.00
Net tangible book value per share as of July 29, 2012 (as adjusted for the stock split)	(11.06)
Increase in net tangible book value per share attributable to the sale of shares in this offering	6.24

As adjusted net tangible book value per share after this offering		(4.82)

Dilution per share to new investors		$17.82

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our as adjusted net tangible book value after this offering by $7.2 million and increase (decrease) the dilution to new investors by $0.26 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of July 29, 2012, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table gives effect to the 131.3398 for 1 stock split of our common stock and is based on the initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus), before underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration (in thousands)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	19,373,318	72%	$147,588	60%	$7.62
New investors	7,692,308	28%	$100,000	40%	$13.00

Total	27,065,626	100%	$247,588	100%	$9.15

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors by $7.7 million and the total consideration paid by all stockholders by $7.7 million.

The number of shares held by the new investors will be increased to the extent the underwriters exercise their option to purchase additional shares. If the underwriters fully exercise their option, the new investors will own a total of 8,846,154 shares, or approximately 31.3% of our total outstanding shares.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, or option grants are made to employees, the issuance of such securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the Acquisition completed June 1, 2010 to be presented as the results of the Predecessor in the historical financial statements. Operating results of Dave & Buster’s Entertainment, Inc. subsequent to the Acquisition are presented as the results of the Successor and include all periods including and subsequent to June 1, 2010.

Dave & Buster’s Entertainment, Inc. has no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc.

The statement of operations and cash flows data for each of the fiscal year ended January 29, 2012 (Successor) and the 244 day period from June 1, 2010 to January 30, 2011 (Successor) and the balance sheet data as of January 29, 2012 (Successor) and January 30, 2011 (Successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the 120 day period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal year ended January 31, 2010 (Predecessor) and the balance sheet data as of January 31, 2010 (Predecessor) were derived from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and cash flows data for each of the fiscal years ended February 1, 2009 (Predecessor) and February 3, 2008 (Predecessor) were derived from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The balance sheet data as of January 31, 2010 (Predecessor), February 1, 2009 (Predecessor) and February 3, 2008 (Predecessor) were derived from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The statement of operations and cash flows data for each of the twenty-six week periods ended July 29, 2012 (Successor) and July 31, 2011 (Successor), and the balance sheet data as of July 29, 2012 (Successor) were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The balance sheet as of July 31, 2011 (Successor) was derived from our unaudited consolidated financial statements, which are not included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the data for such periods and as of such dates.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and the historical consolidated financial statements of the Predecessor and the notes related thereto, included elsewhere in this prospectus. All dollar amounts are presented in thousands except per share amounts.

	Twenty-six Weeks Ended July 29, 2012	Twenty-six Weeks Ended July 31, 2011	Fiscal Year Ended January 29, 2012	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	Fiscal Year Ended
						January 30, 2011(1)	January 31, 2010	February 1, 2009	February 3, 2008
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)	(Predecessor)
						(Non-GAAP)
Statement of operations data:
Revenues:
Food and beverage revenues	$150,575	$138,139	$272,606	$177,044	$90,470	$267,514	$269,973	$284,779	$293,097
Amusement and other revenues	160,840	139,128	268,939	166,489	87,536	254,025	250,810	248,579	243,175

Total revenues	311,415	277,267	541,545	343,533	178,006	521,539	520,783	533,358	536,272

Operating costs:
Cost of products:
Cost of food and beverage	36,730	33,392	65,751	41,890	21,817	63,707	65,349	70,520	72,493
Cost of amusement and other	23,612	20,652	41,417	26,832	13,442	40,274	38,788	34,218	34,252

Total cost of products	60,342	54,044	107,168	68,722	35,259	103,981	104,137	104,738	106,745
Operating payroll and benefits	71,969	65,278	130,875	85,271	43,969	129,240	132,114	139,508	144,920
Other store operating expenses	99,278	90,335	175,993	111,456	59,802	171,258	174,685	174,179	171,627
General & administrative expenses(2)	17,857	17,425	34,896	25,670	17,064	42,734	30,437	34,546	38,999
Depreciation & amortization expense(3)	29,827	26,295	54,277	33,794	16,224	50,018	53,658	49,652	51,898
Pre-opening costs	709	2,171	4,186	842	1,447	2,289	3,881	2,988	1,002

Total operating costs	279,982	255,548	507,395	325,755	173,765	499,520	498,912	505,611	515,191

Operating income	31,433	21,719	34,150	17,778	4,241	22,019	21,871	27,747	21,081
Interest expense, net	23,379	22,100	44,931	25,486	6,976	32,462	22,122	26,177	31,183

Income (loss) before provision (benefit) for income taxes	8,054	(381)	(10,781)	(7,708)	(2,735)	(10,443)	(251)	1,570	(10,102)
Provision (benefit) for income taxes	800	(359)	(3,796)	(2,551)	(597)	(3,148)	99	(45)	(1,261)

Net income (loss)	$7,254	$(22)	$(6,985)	$(5,157)	$(2,138)	$(7,295)	$(350)	$1,615	$(8,841)

Net income (loss) per share of common stock:
Basic	$49.18	$(0.14)	$(45.58)	$(21.07)	*	*	*	*	*
Diluted	$48.36	$(0.14)	$(45.58)	$(21.07)	*	*	*	*	*

Weighted average number of shares outstanding:
Basic	147,505	159,390	153,250	244,748	*	*	*	*	*
Diluted	150,007	159,390	153,250	244,748	*	*	*	*	*

As Adjusted Consolidated Statements of Operations Data (4):

As Adjusted net income	$10,031	$(3,985)	$(8,171)

As Adjusted earnings per share:
Basic	$0.37	$(0.14)	$(0.29)
Dilutive	$0.37	$(0.14)	$(0.29)

As Adjusted weighted average shares outstanding:
Basic	27,065,626	28,626,593	27,819,971
Dilutive	27,435,818	28,626,593	27,819,971

	Twenty-six Weeks Ended		Fiscal Year Ended January 29, 2012	For the 244 Day Period from June 1, 2010 to January 30, 2011	For the 120 Day Period from February 1, 2010 to May 31, 2010	Fiscal Year Ended
	July 29, 2012	July 31, 2011				January 30, 2011(1)	January 31, 2010	February 1, 2009	February 3, 2008
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Combined)	(Predecessor)	(Predecessor)	(Predecessor)
						(Non-GAAP)

Statement of cash flow data:
Cash provided by (used in):
Operating activities	$47,686	$28,287	$72,777	$25,240	$11,295	$36,535	$59,054	$52,197	$50,573
Investing activities	(25,895)	(25,830)	(70,502)	(102,744)	(12,975)	(115,719)	(48,406)	(49,084)	(30,899)
Financing activities	(750)	(2,608)	(2,998)	97,034	(125)	96,909	(2,500)	(13,625)	(11,000)

Balance sheet data (as of end of period):
Cash and cash equivalents	$54,725	$34,256	$33,684	$34,407			$16,682	$8,534	$19,046
Working capital (deficit)(5)	10,827	12,936	(6,343)	(5,186)			(33,922)	(40,118)	(34,984)
Property & equipment, net	318,031	302,836	323,342	304,819			294,151	296,805	296,974
Total assets	796,499	777,629	786,142	764,542			483,640	480,936	496,203
Total debt, net of unamortized discount	464,756	452,289	458,497	347,918			227,250	229,750	243,375
Stockholders’ equity	145,269	143,746	137,515	239,830			92,646	92,023	90,756

*	Not meaningful.
(1)	Affiliates of the Oak Hill Funds acquired all of the outstanding capital stock of Dave & Buster’s Holdings, Inc. as part of the Acquisition. Accounting principles generally accepted in the United States require operating results for the Company prior to the June 1, 2010 acquisition to be presented as Predecessor’s results in the historical financial statements. Operating results for the Company subsequent to the June 1, 2010 acquisition are presented or referred to as Successor’s results in our historical financial statements. References to the 52 week period ended January 30, 2011, included in this prospectus relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year.
(2)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4,638 and $4,280 of transaction costs in the Successor and Predecessor periods, respectively. The Predecessor period of fiscal 2010 also includes $1,378 acceleration of stock-based compensation charges related to the Predecessor’s stock plan.
(3)	Depreciation expense related to the write-up of certain assets and changes of useful lives of certain assets as a result of the Acquisition was $860 for the Successor period ended January 30, 2011, $4,055 for the fiscal year ended January 29, 2012, and $1,663 and $4,434 for the twenty-six week periods ended July 31, 2011 and July 29, 2012, respectively.
(4)	As adjusted consolidated statement of operations data gives effect to (i) a 131.3398 for 1 stock split of our common stock and (ii) the receipt and application of $90,372 of net proceeds to us from this offering and the estimated $6,740 loss on the early extinguishment of $80,000 principal amount of our existing senior notes, net of tax effect as described in “Use of Proceeds,” as if they had occurred on January 31, 2011. As adjusted net income (loss) reflects (i) the net decrease in interest expense resulting from the early extinguishment of $80,000 principal amount of our existing senior notes as described in “Use of Proceeds” and (ii) increases in income tax expense due to higher income before taxes as a result of the decrease in interest expense. The as adjusted consolidated statements of operations data is not necessarily indicative of what our results of operations would have been if the transaction had been completed as of the date indicated, nor is such data necessarily indicative of our results of operations for any future period.
(5)	Defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the audited consolidated financial statements, and related notes included herein. Unless otherwise specified, the meanings of all defined terms in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are consistent with the meanings of such terms as defined in the Notes to Consolidated Financial Statements. This discussion includes forward-looking statements and assumptions. Please see “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to our forward-looking statements. We define high-volume dining and entertainment venues as those open for at least one full year and with average store revenues in excess of $5,000 and define year one cash-on-cash return as year one Store-level EBITDA exclusive of national marketing costs divided by net development costs. All dollar amounts are presented in thousands.

General

We are a leading owner and operator of high-volume venues that combine dining and entertainment in North America for both adults and families. Founded in 1982, the core of our concept is to offer our guests the opportunity to “Eat Drink Play” all in one location. We believe we are currently the largest national chain offering a full menu of casual dining food items and a full selection of non-alcoholic and alcoholic beverage items together with an extensive assortment of entertainment attractions, including skill and sports-oriented redemption games, video games, interactive simulators and other traditional games. Unlike the strategy of many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to generate incremental revenues and improve the guest’s experience. While our guests are primarily a balanced mix of men and women aged 21 to 39, we believe we are also an attractive venue for families with children and teenagers. As of September 4, 2012, we owned and operated 59 stores in 25 states and Canada. In addition, there is one franchised store operating in Canada. The formats of our stores are flexible, which allows us to size each store appropriately for each market in which we compete. Our stores average 47,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week. For the twelve months ended July 29, 2012, we generated total revenues, Adjusted EBITDA and net income of $575,693, $111,494 and $291, respectively. For the twenty-six weeks ended July 29, 2012 and the twenty-six weeks ended July 31, 2011, we generated total revenues of $311,415 and $277,267, respectively, Adjusted EBITDA of $66,408 and $53,286, respectively, and net income (loss) of $7,254 and $(22), respectively. For fiscal 2011 and fiscal 2010 (combined), we generated total revenues of $541,545 and $521,539, respectively, Adjusted EBITDA of $98,372 and $86,280, respectively, and net income (loss) of $(6,985) and $(7,295), respectively.

We believe we have an attractive store economic model that enables us to generate what we believe to be high average store revenues and Store-level EBITDA. For comparable stores in fiscal 2011, our average revenues per store were $9,770, average Store-level EBITDA was $2,346 and average Store-level EBITDA margin was 24%. During fiscal 2011, 49 of our then 52 existing comparable stores qualified as high volume under our definition. Furthermore, for that same period, all 52 of our Dave & Buster’s comparable stores had positive Store-level EBITDA, with over 85% of our stores generating more than $1,000 of Store-level EBITDA each. After allocating corporate general and administrative expenses, our Adjusted EBITDA margin was 18.2% for fiscal 2011. Store-level and Adjusted EBITDA exclude a number of significant items, including our interest expense and depreciation and amortization expense. A key feature of our business model is that approximately 50% of our total revenues for fiscal 2011 were from our entertainment offerings, which have a relatively low variable cost component (consisting primarily of “Winner’s Circle” redemption items) and contributed a gross margin of 85% for the period.

Corporate History

Overview

In 1982, David “Dave” Corriveau and James “Buster” Corley founded Dave & Buster’s under the belief that there was consumer demand for a combined experience of entertainment, food and drinks. We opened our first store in Dallas, Texas, in 1982 and since then we have expanded our portfolio nationally to 59 company-owned stores across 25 states and Canada.

From 1997 to early 2006, we operated as a public company under the leadership of Dave and Buster. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc. (“D&B Holdings”), a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of Dave & Buster’s, Inc. by Wellspring and HBK, Dave & Buster’s, Inc. common stock was delisted from the New York Stock Exchange. In addition, in 2006 we hired our current management team led by our Chief Executive Officer, Stephen King.

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds” and together with their manager, Oak Hill Capital Management, LLC, and its related funds, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly- owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As a result of the Acquisition and certain post-acquisition activity, the Oak Hill Funds indirectly control approximately 95.4% of our outstanding common stock and have the right to appoint certain members of our Board of Directors, and certain members of our Board of Directors and management control approximately 4.6% of our outstanding common stock. Upon completion of this offering, the Oak Hill Funds will beneficially own approximately 68.3% of our outstanding common stock, or 65.5% if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately 3.3% of our common stock or 3.2% if the underwriters exercise their option to purchase additional shares in full. The Oak Hill Funds will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. See “Principal Stockholders.”

Dave & Buster’s Entertainment, Inc. has no other material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. D&B Holdings has no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc. As such, the following discussion, unless specifically identified otherwise, addresses the operations of Dave & Buster’s, Inc.

Acquisition of Dave & Buster’s Holdings, Inc.

On the closing date of the Acquisition the following events occurred:

•	All outstanding shares of D&B Holdings’ common stock were converted into the right to receive the per share acquisition consideration;

•

All vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest;

•	Dave & Buster’s, Inc. retired all outstanding debt and accrued interest related to its senior secured credit facility and senior notes;

•	Dave & Buster’s, Inc. issued $200,000 of 11% senior notes due 2018 (the “existing senior notes”);

•	Dave & Buster’s, Inc. entered into a senior secured credit facility which provides for senior secured financing of up to $200,000 consisting of:

•	a $150,000 term loan facility with a maturity on June 1, 2016, and

•

a $50,000 revolving credit facility, including a sub-facility of up to the U.S. dollar equivalent of $1,000 for borrowings in Canadian dollars by our Canadian subsidiary, a letter of credit sub-facility, and a swingline sub-facility, with a maturity on June 1, 2015.

The Acquisition resulted in the newly formed Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.) and a change in ownership of 100% of D&B Holdings and Dave & Buster’s, Inc.’s outstanding common stock. The purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s, Inc.’s financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Acquisition and the allocation of the purchase price to the assets and liabilities as of June 1, 2010, have been recorded based on internal assessments and third party valuation studies.

The aggregate purchase price was $595,998 in cash and newly issued debt, as described above. The following table represents the allocation of the acquisition costs, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values:

At June 1, 2010
Purchase price:
Cash, including acquisition costs	$245,498
Debt, including debt issuance costs, net of discount	350,500

Total consideration	595,998

Acquisition related costs, including debt issuance costs:
Included in general and administrative expenses for the fifty-two weeks ended January 30, 2011	8,918
Included in interest expense for the fifty-two weeks ended January 30, 2011	3,000
Included in other long-term assets (debt issuance costs)	12,591

Total acquisition related costs	24,509

Allocation of purchase price:
Current assets, including cash and cash equivalents of $19,718 and a current deferred tax asset of $16,073	71,287
Property and equipment	315,914
Trade name	79,000
Other assets and deferred charges, including definite lived intangibles of $10,700	37,702
Goodwill	272,359

Total assets acquired	776,262

Current liabilities	64,958
Deferred occupancy costs	65,521
Deferred income taxes	36,928
Other liabilities	12,857

Total liabilities assumed	180,264
Net assets acquired, before debt	595,998
Newly issued long-term debt, net of discount	350,500

Net assets acquired	$245,498

The following table presents the allocation of the intangible assets subject to amortization:

	Amount	Weighted Avg. Amortization Years
Trademarks	$8,500	7.0
Non-compete agreements	500	2.0
Guest relationships	1,700	9.0

Total intangible assets subject to amortization	$10,700	7.1

The goodwill of $272,359 arising from the Acquisition is largely attributable to the future expected cash flows and growth potential of Dave & Buster’s, Inc. As the Company does not have more than one operating segment, allocation of goodwill between segments is not required. A portion of the trademarks are deductible for tax purposes. No other intangibles, including goodwill, are deductible for tax purposes.

Post-Acquisition Equity Activity

On September 30, 2010, we repurchased 197,010 shares of our common stock from a former member of management for $1,500, of which $500 was paid in fiscal 2010 and $1,000 was paid in fiscal 2011. As described below, we subsequently resold 9,850 and 109,450 of the purchased shares on March 23, 2011 and January 18, 2012, respectively. We continue to retain 77,710 of the purchased shares as treasury stock.

On February 22, 2011, we issued $180,790 aggregate principal amount at maturity of 12.25% senior discount notes (the “existing discount notes”). The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity. We received net proceeds of $100,000, which we used to pay debt issuance costs and to repurchase a portion of our outstanding common stock from certain of our stockholders. We did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. nor any of their subsidiaries are guarantors of these notes.

On March 23, 2011, we sold to a member of management 9,850 shares of our common stock held as treasury stock for an aggregate sale price equal to $75, the value based on an independent third party valuation prepared as of January 30, 2011.

On June 28, 2011, we purchased 11,873 shares of our common stock from a former member of management for approximately $90. The purchased shares are being retained as treasury stock by the Company.

On January 13, 2012, we purchased 55,431 shares of our common stock from a former member of management for approximately $507. The purchased shares are being retained as treasury stock by the Company.

On January 18, 2012, we sold 109,450 shares of our common stock held as treasury stock to three outside directors for an aggregate price of approximately $1,000. Proceeds from the sale were used to repay funds that had been advanced to us by Dave & Buster’s, Inc. The per share sales price approximates the value per share as determined by an independent third party valuation prepared as of October 30, 2011.

Upon completion of this offering, the Oak Hill Funds will beneficially own approximately 68.3% of our outstanding common stock, or 65.5% if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately 3.3% of our common stock, or 3.2% if the underwriters exercise their option to purchase additional shares in full.

Expense Reimbursement Agreement

We entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC, concurrently with the consummation of the Acquisition. Pursuant to this agreement, Oak Hill Capital Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. We did not pay Oak Hill Capital Management, LLC any amount under the expense reimbursement agreement during fiscal 2010, and we paid approximately $16 and $299 during the twenty-six weeks ended July 29, 2012 and in fiscal 2011, respectively. These amounts exclude payments made directly to members of our Board of Directors of approximately $83 in fiscal 2010, $402 in fiscal 2011 and $137 in year-to-date fiscal 2012. The initial term of the expense reimbursement agreement expires in June 2015, and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. Upon the consummation of an initial public offering (including this offering), the expense reimbursement agreement will automatically terminate. However, the Oak Hill Funds and their affiliates will continue to be reimbursed for all reasonable direct and indirect costs and out-of-pocket expenses incurred in connection with monitoring and maintaining its investment in us, pursuant to the stockholders’ agreement. We will also reimburse the Oak Hill Funds or their affiliates (or, at the discretion of the Oak Hill Funds, in lieu thereof pay to the Oak Hill Funds or their affiliates a fixed annual retainer in an amount not to exceed $250) for the cost (including allocable overhead) of providing insurance, human resources, accounting, legal and information technology support and other similar resources to us pursuant to the stockholders’ agreement.

Presentation of Operating Results

Accounting principles generally accepted in the United States require operating results of D&B Holdings prior to the June 1, 2010 Acquisition to be presented as the Predecessor’s results in the historical financial statements. Operating results of Dave & Buster’s Entertainment, Inc. subsequent to the Acquisition are presented as the Successor’s results and include all periods including and subsequent to June 1, 2010. There have been no changes in the business operations of the Company due to the Acquisition.

Our fiscal year ends on the Sunday after the Saturday closest to January 31. All references to year-to-date fiscal 2012 relate to the twenty-six week period ended July 29, 2012 of the Successor. All references to year-to-date fiscal 2011 relate to the twenty-six week period ended July 31, 2011 of the Successor. All references to fiscal 2011 relate to the fifty-two week period ended January 29, 2012, of the Successor. All references to fiscal 2010 relate to the combined 244 day period ended January 30, 2011, of the Successor and the 120 day period ended May 31, 2010, of the Predecessor. All references to fiscal 2009 relate to the fifty-two week period ended January 31, 2010, of the Predecessor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year.

As of July 29, 2012, Dave & Buster’s Entertainment, Inc. had no material assets or operations other than 100% ownership of the outstanding common stock of D&B Holdings. For the same period, D&B Holdings had no other material assets or operations other than 100% ownership of the outstanding common stock of Dave & Buster’s, Inc. As such, our discussions, unless specifically identified otherwise, addresses the operations of Dave & Buster’s, Inc.

Overview

We monitor and analyze a number of key performance measures in order to manage our business and evaluate financial and operating performance. These measures include:

Revenues.    Revenues consist of food and beverage revenues as well as amusement and other revenues. Beverage revenues refers to alcoholic beverages. For year-to-date fiscal 2012, we derived 33.8% of our total revenue from food sales, 14.6% from beverage sales, 50.8% from amusement sales and 0.8% from other sources. For fiscal 2011, we derived 35.1% of our total revenue from food sales, 15.2% from beverage sales, 48.8% from amusement sales and 0.9% from other sources. For fiscal 2010, we derived 35.7% of our total revenue from food sales, 15.6% from beverage sales, 47.7% from amusement sales and 1.0% from other sources. Our revenues are primarily influenced by the number of stores in operation and comparable store revenue. Comparable store revenue growth reflects the change in year-over-year revenue for the comparable store base and is an important measure of store performance. We define the comparable store base to include those stores open for a full 18 months as of the beginning of each fiscal period. Percentage changes have been calculated based on an equivalent number of weeks in both the current and comparison periods. Comparable store sales growth can be generated by an increase in guest traffic counts or by increases in average dollars spent per guest.

Cost of Products.    Cost of products includes the cost of food, beverages and the “Winner’s Circle” redemption items. For year-to-date fiscal 2012, the cost of food products averaged 24.9% of food revenue and the cost of beverage products averaged 23.3% of beverage revenue. The amusement and other cost of products averaged 14.7% of amusement and other revenues. For fiscal 2011, the cost of food products averaged 24.4% of food revenue and the cost of beverage products averaged 23.5% of beverage revenue. The amusement and other cost of products averaged 15.4% of amusement and other revenues. During fiscal 2010, the cost of food products averaged 23.9% of food revenue and the cost of beverage products averaged 23.6% of beverage revenue. The amusement and other cost of products averaged 15.9% of amusement and other revenues. The cost of products is driven by product mix and pricing movements from third-party suppliers. We continually strive to gain efficiencies in both the acquisition and use of products while maintaining high standards of product quality.

Operating Payroll and Benefits.    Operating payroll and benefits consist of wages, employer taxes and benefits for store personnel. We continually review the opportunity for efficiencies principally through scheduling refinements.

Other Store Operating Expenses.    Other store operating expenses consist primarily of store-related occupancy, supply and outside service expenses, utilities, repair and maintenance and marketing and promotional costs.

Store-level Variability, Quarterly Fluctuations, Seasonality, and Inflation.    We have historically operated stores varying in size and have experienced significant variability among stores in volumes, operating results and net investment costs. Our new locations typically open with sales volumes in excess of their run-rate levels, which we refer to as a “honeymoon” effect. We expect our new store volumes and margins to be lower in the second full year of operations than in their first full year of operations, and to grow in line with the rest of our comparable store base thereafter. As a result of the substantial revenues associated with each new store, the timing of new store openings will result in significant fluctuations in quarterly results.

We also expect seasonality to be a factor in the operation or results of the business in the future with higher first and fourth quarter revenues associated with the spring and year-end holidays. These quarters will continue to be susceptible to the impact of severe weather on guest traffic and sales during that period. Our third quarter, which encompasses the end of the summer vacation season, has historically had lower revenues as compared to the other quarters.

We expect that volatile economic conditions will continue to exert pressure on both supplier pricing and consumer spending related to entertainment and dining alternatives. Although there is no assurance that our cost of products will remain stable or that federal or state minimum wage rates will not increase beyond amounts currently legislated, the effects of any supplier price increases or minimum wage rate increases are expected to be partially offset by selected menu price increases where competitively appropriate.

Charges in Connection With This Offering and Related Transactions

Following this offering, we expect to incur a number of other one-time charges in connection with the transactions contemplated by this prospectus that will adversely affect our results of operations.

Following this offering, we may incur a charge related to the compensation expense associated with the vesting of the options held by certain members of our management and directors. This vesting may occur in connection with the consummation of this offering or with a modification of the terms of the existing stock-based compensation arrangements.

Results of Operations

The table below sets forth selected data in thousands of dollars and as a percentage of total revenues (unless otherwise noted) for the periods indicated. All information is derived from the consolidated statements of operations included in this prospectus.

We have prepared our discussions of the Successor’s fiscal year 2011 results of operations and cash flows through comparison to the pro forma and combined results of operations and cash flows of the Predecessor and Successor fifty-two week period ended January 30, 2011. Similarly, we have prepared our discussion of the fiscal 2010 results of operations by combining the Predecessor and Successor results of operations and cash flows during the fiscal year ended January 30, 2011, and comparing the combined data to the results of operations and cash flows for fiscal year ended January 31, 2010. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year.

					Fiscal Year Ended January 29, 2012		244 Day Period from June 1, 2010 to January 30, 2011		120 Day Period from February 1, 2010 to May 31, 2010		Fiscal Year Ended
	Twenty-six Weeks Ended July 29, 2012		Twenty-six Weeks Ended July 31, 2011								January 30, 2011(1)		January 31, 2010
	(Successor)		(Successor)		(Successor)		(Successor)		(Predecessor)		(Combined)		(Predecessor)
											(Non-GAAP)
Food and beverage revenues	$150,575	48.4%	$138,139	49.8%	$272,606	50.3%	$177,044	51.5%	$90,470	50.8%	$267,514	51.3%	$269,973	51.8%
Amusement and other revenues	160,840	51.6	139,128	50.2	268,939	49.7	166,489	48.5	87,536	49.2	254,025	48.7	250,810	48.2

Total revenues	311,415	100.0	277,267	100.0	541,545	100.0	343,533	100.0	178,006	100.0	521,539	100.0	520,783	100.0

Cost of food and beverage	36,730	24.4	33,392	24.2	65,751	24.1	41,890	23.7	21,817	24.1	63,707	23.8	65,349	24.2
Cost of amusement and other	23,612	14.7	20,652	14.8	41,417	15.4	26,832	16.1	13,442	15.4	40,274	15.9	38,788	15.5

Total cost of products	60,342	19.4	54,044	19.5	107,168	19.8	68,722	20.0	35,259	19.8	103,981	19.9	104,137	20.0
Operating payroll and benefits	71,969	23.1	65,278	23.5	130,875	24.2	85,271	24.8	43,969	24.7	129,240	24.8	132,114	25.4
Other store operating expenses	99,278	31.9	90,335	32.6	175,993	32.5	111,456	32.5	59,802	33.6	171,258	32.9	174,685	33.6
General & administrative expenses(2)	17,857	5.7	17,425	6.3	34,896	6.4	25,670	7.5	17,064	9.6	42,734	8.2	30,437	5.8
Depreciation & amortization expense(3)	29,827	9.6	26,295	9.5	54,277	10.0	33,794	9.8	16,224	9.1	50,018	9.6	53,658	10.3
Pre-opening costs	709	0.2	2,171	0.8	4,186	0.8	842	0.2	1,447	0.8	2,289	0.4	3,881	0.7

Total operating costs	279,982	89.9	255,548	92.2	507,395	93.7	325,755	94.8	173,765	97.6	499,520	95.8	498,912	95.8

Operating income	31,433	10.1	21,719	7.8	34,150	6.3	17,778	5.2	4,241	2.4	22,019	4.2	21,871	4.2
Interest expense, net	23,379	7.5	22,100	8.0	44,931	8.3	25,486	7.4	6,976	3.9	32,462	6.2	22,122	4.2

Income (loss) before provision (benefit) for income taxes	8,054	2.6	(381)	(0.2)	(10,781)	(2.0)	(7,708)	(2.2)	(2,735)	(1.5)	(10,443)	(2.0)	(251)	(0.0)
Provision (benefit) for income taxes	800	0.3	(359)	(0.2)	(3,796)	(0.7)	(2,551)	(0.7)	(597)	(0.3)	(3,148)	(0.6)	99	0.0

Net income (loss)	$7,254	2.3%	$(22)	(0.0)%	$(6,985)	(1.3)%	$(5,157)	(1.5)%	$(2,138)	(1.2)%	$(7,295)	(1.4)%	$(350)	(0.0)%

Statement of cash flow data:
Cash provided by (used in):
Operating activities	$47,686		$28,287		$72,777		$25,240		$11,295		$36,535		$59,054
Investing activities	(25,895)		(25,830)		(70,502)		(102,744)		(12,975)		(115,719)		(48,406)
Financing activities	(750)		(2,608)		(2,998)		97,034		(125)		96,909		(2,500)
Change in comparable store sales(4)	2.4%		4.2%		2.2%						(1.9)%		(7.8)%
Stores open at end of period(5)	60		58		59						58		56
Comparable stores open at end of period(4)	55		52		52						48		47

(1)	Affiliates of the Oak Hill Funds acquired all of the outstanding common stock of D&B Holdings as part of the Acquisition. Accounting principles generally accepted in the United States require operating results for D&B Holdings prior to the June 1, 2010 acquisition to be presented as Predecessor’s results in the historical financial statements. Operating results for Dave & Buster’s Entertainment, Inc. subsequent to the June 1, 2010 acquisition are presented or referred to as Successor’s results in our historical financial statements. References to the 52 week period ended January 30, 2011, included in this prospectus relate to the combined 244 day period ended January 30, 2011 of the Successor and the 120 day period ended May 31, 2010 of the Predecessor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year.
(2)	General and administrative expenses during the fiscal year ended January 30, 2011 includes $4,638 and $4,280 of transaction costs in the Successor and Predecessor periods, respectively. The Predecessor period of fiscal 2010 also includes $1,378 acceleration of stock-based compensation charges related to the Predecessor’s stock plan.
(3)	Depreciation expense related to the write-up of certain assets and changes of useful lives of certain assets as a result of the Acquisition was $860 for the Successor period ended January 30, 2011, $4,055 for the fiscal year ended January 29, 2012, and $1,663 and $4,434 for the twenty-six week periods ended July 31, 2011 and July 29, 2012, respectively.
(4)	“Comparable store sales” (year-over-year comparison of stores open at least 18 months as of the beginning of each of the fiscal years) is a key performance indicator used within the industry and is indicative of acceptance of our initiatives as well as local economic and consumer trends.

(5)	The number of stores open includes one franchise location in Canada and our location in Nashville, Tennessee, which temporarily closed from May 2, 2010 to November 28, 2011 due to flooding. The number of stores open at January 30, 2011 and January 31, 2010 includes one store in Dallas, Texas, which was permanently closed on May 2, 2011. Our new store openings during the last three fiscal years were as follows:

Twenty-Six Weeks Ended July 29, 2012		Fiscal Year Ended January 29, 2012		Fiscal Year Ended January 30, 2011		Fiscal Year Ended January 31, 2010
Location	Opening Date	Location	Opening Date	Location	Opening Date	Location	Opening Date
Oklahoma City, OK	01/30/2012	Orlando, FL	07/18/2011	Wauwatosa, WI	03/01/2010	Richmond, VA	04/20/2009
		Braintree, MA	12/07/2011	Roseville, CA	05/03/2010	Indianapolis, IN	06/15/2009
						Niagara Falls, ON(a)	06/25/2009
						Columbus, OH	10/12/2009

(a)	Franchise location.

Twenty-Six Weeks Ended July 29, 2012 Compared to Twenty-Six Weeks Ended July 31, 2011

Revenues

Total revenues increased $34,148, or 12.3%, in the twenty-six weeks ended July 29, 2012 compared to the twenty-six weeks ended July 31, 2011.

The increased revenues were derived from the following sources:

Non-comparable stores – operating	$28,705
Comparable stores	6,496
Other – primarily closed store	(1,053)

Total	$34,148

Comparable store revenue increased $6,496, or 2.4%, in the twenty-six weeks ended July 29, 2012 compared to the twenty-six weeks ended July 31, 2011. Comparable walk-in revenues, which accounted for 89.0% of consolidated comparable store revenue in the twenty-six weeks ended July 29, 2012, increased $5,851, or 2.4%, compared to the twenty-six weeks ended July 31, 2011. Comparable store special events revenues, which accounted for 11.0% of consolidated comparable store revenue in the twenty-six weeks ended July 29, 2012, increased $645, or 2.1%, in the twenty-six weeks ended July 29, 2012 compared to the twenty-six weeks ended July 31, 2011.

The amusement component of the business continued its trend of positive sales growth. Additionally, the beverage component experienced increased sales in the second quarter, partially offset by declines in food sales. Comparable store amusement and other revenues in the twenty-six weeks ended July 29, 2012 increased by $6,916, or 5.0%, to $144,797 from $137,881 in the twenty-six weeks ended July 31, 2011. The growth over 2011 in amusement sales was sparked by strategic investments in new games and up-sell initiatives. Beverage sales at comparable stores increased by $470, or 1.1%, to $41,338 in the twenty-six weeks ended July 29, 2012 from $40,868 in the twenty-six weeks ended July 31, 2011. Food sales at comparable stores decreased by $890, or 0.9%, to $95,365 in the twenty-six weeks ended July 29, 2012 from $96,255 in the twenty-six weeks ended July 31, 2011.

The non-comparable store revenue increase was driven primarily by sales at our stores opened in fiscal 2011. The revenue gains achieved by our 2011 and year-to-date 2012 openings was partially offset by an $838 revenue reduction related to the May 2, 2011 closure of a store in Dallas, Texas.

Our revenue mix was 33.8% for food, 14.6% for beverage, and 51.6% for amusements and other for the twenty-six weeks ended July 29, 2012. This compares to 35.0%, 14.8%, and 50.2%, respectively, for the twenty-six weeks ended July 31, 2011.

Cost of products

Cost of food and beverage products increased to $36,730 in the twenty-six weeks ended July 29, 2012 compared to $33,392 in the twenty-six weeks ended July 31, 2011 due primarily to the increased sales volume. Cost of food and beverage products, as a percentage of food and beverage revenues, increased 20 basis points to 24.4% for the twenty-six weeks ended July 29, 2012 from 24.2% for the twenty-six weeks ended July 31, 2011. Increased cost pressure in our meat and grocery categories was partially offset by reduced beverage, produce and poultry costs.

Cost of amusement and other increased to $23,612 in the twenty-six weeks ended July 29, 2012 compared to $20,652 in the twenty-six weeks ended July 31, 2011. The costs of amusement and other, as a percentage of amusement and other revenues, decreased 10 basis points to 14.7% for the twenty-six weeks ended July 29, 2012 from 14.8% for the twenty-six weeks ended July 31, 2011.

Operating payroll and benefits

Operating payroll and benefits increased by $6,691, or 10.3%, to $71,969 in the twenty-six weeks ended July 29, 2012 compared to $65,278 in the twenty-six weeks ended July 31, 2011. The total cost of operating payroll and benefits, as a percent of total revenues, decreased 40 basis points to 23.1% for the twenty-six weeks ended July 29, 2012 compared to 23.5% for the twenty-six weeks ended July 31, 2011. The decrease in operating payroll and benefits, as a percentage of revenues, was driven primarily by a continued focus on labor scheduling and efficiency improvement partially offset by increased benefit costs in the twenty-six weeks ended July 29, 2012 due, in part, to unfavorable health insurance claims experience.

Other store operating expenses

Other store operating expenses increased by $8,943, or 9.9%, to $99,278 in the twenty-six weeks ended July 29, 2012 compared to $90,335 in the twenty-six weeks ended July 31, 2011, driven primarily by additional occupancy expenses as a result of new store openings and increased marketing activity. Other store operating expenses as a percentage of total revenues decreased 70 basis points to 31.9% in the twenty-six weeks ended July 29, 2012 compared to 32.6% for the same period of 2011. Other store operating expenses, as a percentage of total revenues, were lower primarily as a result of favorable trends in utilities, less repair and maintenance costs, and the leveraging impact of higher store sales, partially offset by higher losses on fixed asset disposals as a result of strategic investments in new games and the remodel of our store in Cincinnati, Ohio.

General and administrative expenses

General and administrative expenses consist primarily of personnel, facilities, and professional expenses for the various departments of our corporate headquarters. General and administrative expenses increased by $432, or 2.5%, to $17,857 in the twenty-six weeks ended July 29, 2012 compared to $17,425 in the twenty-six weeks ended July 31, 2011. The increase in general and administrative expenses was primarily driven by increased salaries and incentive compensation expense at our corporate facility, partially offset by decreases in consulting and professional fees.

Depreciation and amortization expense

Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives. Depreciation and amortization expense increased by $3,532, or 13.4%, to $29,827 in the twenty-six weeks ended July 29, 2012 compared to $26,295 in the twenty-six weeks ended July 31, 2011. The increase was driven by higher depreciation associated with new store openings and remodels and maintenance capital expenditures. These increases were partially offset by the absence of depreciation related to assets located in our Dallas, Texas, location that were suspended due to the closure of the store.

Pre-opening costs

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including pre-opening rent, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs decreased by $1,462 to $709 in the twenty-six weeks ended July 29, 2012 compared to $2,171 in the twenty-six weeks ended July 31, 2011 due to the timing of new store openings. During the twenty-six weeks ended July 29, 2012, our pre-opening costs were primarily attributable to our future sites located at Dallas, Texas and Orland Park, Illinois, both expected to open in late fiscal year 2012. During the twenty-six weeks ended July 31, 2011, our pre-opening costs consisted primarily of expenses incurred in connection with our Orlando, Florida store, which opened for business on July 18, 2011, our Braintree, Massachusetts store, which opened for business on December 7, 2011, and our Oklahoma City store, which opened for business on January 30, 2012.

Interest expense

Interest expense includes the cost of our debt obligations including the amortization of loan fees and original issue discounts, and any interest income earned. Interest expense increased by $1,279 to $23,379 in the twenty-six weeks ended July 29, 2012 compared $22,100 in the twenty-six weeks ended July 31, 2011. This increase is due primarily to accretion of our discounted notes, which continues to increase over the life of the notes.

Income tax expense

The income tax expense for the twenty-six weeks ended July 29, 2012 was $800 compared to an income tax benefit of $359 for the twenty-six weeks ended July 31, 2011. Our effective tax rate differs from the statutory rate due to changes in the tax valuation allowance, the deduction for FICA tip credits, state income taxes and the impact of certain expenses, which are not deductible for income tax purposes.

As a result of our evaluation of positive and negative evidence for the period ended July 29, 2012, we have concluded that it is more likely than not that a portion of our federal and state deferred tax assets will not be fully realized. At July 29, 2012, we estimate that the valuation allowance established as of the end of fiscal 2011 continues to be adequate and that no change in our valuation allowance for the year ending February 3, 2013 will be needed. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences and carryforwards become deductible.

We have previously adopted the accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of July 29, 2012, we have accrued approximately $1,149 of unrecognized tax benefits and approximately $1,199 of penalties and interest. During the twenty-six weeks ended July 29, 2012, we increased our unrecognized tax benefit by $209 and increased our accrual for interest and penalties by $90. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $1,034 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to fiscal 2007.

The Company expects to use net operating loss carry-forwards of approximately $13,781 to offset our consolidated taxable income for the fiscal year. Additionally, we expect to utilize approximately $1,200 of available federal tax credit carry-forwards to offset our estimated consolidated cash tax liability for the fiscal year. Dave & Buster’s Entertainment, Inc. files tax returns for a consolidated group which includes Dave & Buster’s, Inc. As of July 29, 2012, Dave & Buster’s, Inc. owes us approximately $2,048 related to its stand-alone tax related balances.

Fiscal 2011 Compared to Fiscal 2010

Revenues

Total revenues were $541,545 for fiscal 2011, $343,533 for the 244 day period ended January 30, 2011 (Successor), and $178,006 for the 120 day period ended May 31, 2010 (Predecessor). The fiscal 2011 revenue mix was 50.3% food and beverage and 49.7% amusement and other. Revenue mix for the Successor period of fiscal 2010 was 51.5% food and beverage and 48.5% amusement and other, while during the Predecessor period of fiscal 2010 the mix was 50.8% food and beverage and 49.2% amusement and other. The following discussion of revenues has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Total revenues increased $20,006, or 3.8%, to $541,545 in fiscal 2011 compared to the pro forma revenues of $521,539 in fiscal 2010.

The net increase in revenues were derived from the following sources:

Comparable stores	$10,801
Non comparable stores-operating	12,025
Non comparable stores- closure of store in Dallas, Texas	(2,404)
Other	(416)

Total	$20,006

Comparable stores revenue increased by $10,801, or 2.2%, for fiscal 2011 compared to fiscal 2010. Comparable store special events revenues, which accounted for 12.9% of consolidated comparable stores revenue for fiscal 2011, increased $4,128, or 6.7%, compared to fiscal 2010. The walk-in component of our comparable store sales for fiscal 2011, increased by $6,673, or 1.5%, compared to fiscal 2010.

Sales grew in each component of our business, but the growth was led by amusements revenue. Comparable store amusements and other revenues increased by $9,664, or 4.0%, to $251,901 in fiscal 2011 from $242,237 in fiscal 2010. The growth in amusement sales was sparked primarily by local marketing efforts, improved server salesmanship, and strategic game purchases designed to increase the appeal and consumption of our amusement offerings.

Food sales at comparable stores increased by $1,026, or 0.6%, to $178,626 in fiscal 2011 from $177,600 in fiscal 2010. Beverage sales at comparable stores increased by $111, or 0.1%, to $77,494 in fiscal 2011 from $77,383 in fiscal 2010.

Non-comparable store revenues increased by a total of $9,621. Non-comparable store revenues includes the revenues associated with our last five store openings and the pre-closure revenues of our store located in Dallas, Texas, which closed on May 2, 2011. Revenues from our two fiscal 2011 store openings totaled $14,181, but were partially offset by the loss of revenues from the store closure mentioned above of $2,404.

Our revenue mix was 35.1% for food, 15.2% for beverage and 49.7% for amusement and other for fiscal 2011. This compares to 35.7%, 15.6% and 48.7%, respectively, for fiscal 2010.

Cost of products

The total cost of products was $107,168 for fiscal 2011, $68,722 for the 244 day period ended January 30, 2011 (Successor), and $35,259 for the 120 day period ended May 31, 2010 (Predecessor). The total cost of products as a percentage of total revenues was 19.8%, 20.0%, and 19.8% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and the 120 day period ended May 31, 2010 (Predecessor), respectively. The following discussion of the cost of products has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Cost of food and beverage revenues increased to $65,751 for fiscal 2011, compared to the pro forma cost of food and beverage of $63,707 for fiscal 2010. Cost of food and beverage products, as a percent of food and beverage revenues, increased 30 basis points to 24.1% of revenues for fiscal 2011 compared to 23.8% of revenues for fiscal 2010. Increased cost pressure in most of our food categories was partially offset by reduced beverage product costs.

Cost of amusement and other revenues increased to $41,417 in fiscal 2011 compared to the pro forma cost of amusement and other of $40,274 in fiscal 2010. The costs of amusement and other, as a percentage of amusement and other revenues, decreased as a percentage of amusement and other revenues, by 50 basis points to 15.4% of revenues in fiscal 2011 compared to 15.9% of revenues in fiscal 2010. This decrease is due primarily to lower costs of certain redemption items as a result of strategic sourcing initiatives, increases in the ticket redemption prices at our Winner’s Circle, and select game price increases.

Operating payroll and benefits

Operating payroll and benefits were $130,875 for fiscal 2011, $85,271 for the 244 day period ended January 30, 2011 (Successor), and $43,969 for the 120 day period ended May 31, 2010 (Predecessor). Operating payroll and benefits as a percentage of total revenues was 24.2%, 24.8% and 24.7% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and the 120 day period ended May 31, 2010 (Predecessor), respectively. The decrease in percentage of revenues in fiscal 2011 compared to both the Successor and Predecessor periods of fiscal 2010 percentage of revenues was driven primarily by a continued focus on labor scheduling, efficiency improvement and favorable sales leverage in 2011. The following discussion of operating payroll and benefits has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Operating payroll and benefits increased by $1,635, or 1.3%, to $130,875 in fiscal 2011 compared to the pro forma operating payroll and benefits of $129,240 in fiscal 2010. The total cost of operating payroll and benefits, as a percentage of total revenues, decreased 60 basis points to 24.2% of revenues for fiscal 2011 from 24.8% of revenues for fiscal 2010. This decrease in the percentage of revenues was primarily driven by the initiatives described above. In addition, benefit costs were lower in fiscal 2011, due, in part, to favorable health insurance claims experience.

Other store operating expenses

Other store operating expenses were $175,993 for fiscal 2011, $111,456 for the 244 day period ended January 30, 2011 (Successor), and $59,802 for the 120 day period ended May 31, 2010 (Predecessor). Other store operating expenses as a percentage of total revenues were 32.5%, 32.5% and 33.6% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and the 120 day period ended May 31, 2010 (Predecessor), respectively. Other store operating expenses in fiscal 2011 were reduced by the recognition of business interruption recoveries and gains from property related recoveries of $4,170 related to the Nashville store which reopened in November 2011. Additionally, other store operating expenses, as a percentage of total revenues, were favorably impacted during fiscal 2011 by lower estimated general liability and workers’ compensation claims related expenses. These expense reductions for fiscal 2011 were partially offset by the recognition of $200 in casualty losses and $300 impairment and closure charges related to a store located in Dallas, Texas, which closed on May 2, 2011, as well as an increase in occupancy expenses driven by new stores and an increase in promotional and marketing activity. Other store operating expenses in the Successor period of fiscal 2010 were favorably impacted by the recognition of $6,316 business interruption recoveries and gains from property related reimbursements stemming from the May 2010 closure of our Nashville location due to flooding. This favorable variance was partially offset by an increase in occupancy expenses driven by recognizing our leasehold rents at fair market value as required in purchase accounting. The following discussion of other store operating expenses has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Other store operating expenses increased by $4,064, or 2.4%, to $175,993 in fiscal 2011 compared to the pro forma other store operating expenses of $171,929 in fiscal 2010. The other store operating expenses, as a percentage of total revenues, decreased by 50 basis points to 32.5% of revenues for fiscal 2011 from 33.0% of revenues for fiscal 2010. This decrease in other store operating expenses, as a percentage of revenues, was primarily driven by the factors described above.

General and administrative expenses

General and administrative expenses consist primarily of personnel, facilities, and professional expenses for the various departments of our corporate headquarters. General and administrative expenses were $34,896 for fiscal 2011, $25,670 for the 244 day period ended January 30, 2011 (Successor), and $17,064 for the 120 day period ended May 31, 2010 (Predecessor). General and administrative expenses as a percentage of total revenues were 6.4%, 7.5%, and 9.6% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and the 120 day period ended May 31, 2010 (Predecessor), respectively. Higher general and administrative costs as a percentage of sales for both the Successor and Predecessor periods of fiscal 2010 includes professional fees incurred as a result of the Acquisition of $4,638 and $4,280, respectively. The Predecessor period of fiscal 2010 also includes $1,378 acceleration of stock-based compensation charges related to the Predecessor’s stock option plan. The following discussion of general and administrative expenses has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

General and administrative expenses increased by $2,109, or 6.4%, to $34,896 for fiscal 2011 compared to the pro forma general and administrative expenses of $32,787 for fiscal 2010. The general and administrative expenses, as a percentage of total revenues, increased 10 basis points to 6.4% of revenues for fiscal 2011 from 6.3% of revenues for fiscal 2010. The increase is due to increased professional and consulting fees and development costs associated with the abandonment of potential future sites.

Depreciation and amortization expense

Depreciation and amortization expenses were $54,277 for fiscal 2011, $33,794 for the 244 day period ended January 30, 2011 (Successor), and $16,224 for the 120 day period ended May 31, 2010 (Predecessor). Depreciation and amortization expenses as a percentage of total revenues were 10.0%, 9.8% and 9.1% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and the 120 day period ended May 31, 2010 (Predecessor), respectively. Increase in depreciation expense as a percentage of total revenues in both Successor periods was driven by higher depreciation associated with the net increases in the fair value and changes in estimated useful lives of certain assets as a result of the Acquisition. New store openings also contributed to the increase in fiscal 2011 depreciation expense as a percentage of total revenues. The following discussion of depreciation and amortization expense has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives. Depreciation and amortization expense increased by $3,234, or 6.3%, to $54,277 for fiscal 2011, compared to the pro forma depreciation and amortization expense of $51,043 for fiscal 2010. This increase is primarily a result of higher depreciation associated with new store openings and maintenance capital expenditures, partially offset by the absence of depreciation related to assets located in our Dallas, Texas, location that were suspended due to the closure of our store and subsequent sale of the assets.

Pre-opening costs

Pre-opening costs were $4,186 for fiscal 2011, $842 for the 244 day period ended January 30, 2011 (Successor), and $1,447 for the 120 day period ended May 31, 2010 (Predecessor). Pre-opening costs as a percentage of total revenues were 0.8%, 0.2%, and 0.8% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and 120 day period ended May 31, 2010 (Predecessor), respectively. Pre-opening costs as a percentage of total revenues is dependent on the timing of a store opening and store size format. The following discussion of pre-opening costs has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including pre-opening rent, staff-training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs increased by $1,897 to $4,186 in fiscal 2011, compared to the pro forma pre-opening costs of $2,289 for fiscal 2010 due to the timing of new store openings. During fiscal 2011, our pre-opening costs consisted primarily of expenses incurred in connection with our store in Orlando, Florida, which opened for business on July 18, 2011, and our store in Braintree (Boston), Massachusetts, which opened for business on December 7, 2011. We also incurred expenses relating to our site in Oklahoma City, Oklahoma, which subsequently opened on January 30, 2012. During fiscal 2010, our pre-opening costs were primarily attributable to two new stores in Wauwatosa (Milwaukee), Wisconsin and Roseville (Sacramento), California, which opened for business on March 1, 2010, and May 3, 2010, respectively, and costs associated with the future site in Orlando, Florida.

Interest expense

Total net interest expense was $44,931 for fiscal 2011, $25,486 for the 244 day period ended January 30, 2011 (Successor), and $6,976 for the 120 day period ended May 31, 2010 (Predecessor). Net interest expense as a percentage of total revenues was 8.3%, 7.4%, and 3.9% for fiscal 2011, the 244 day period ended January 30, 2011 (Successor), and 120 day period ended May 31, 2010 (Predecessor), respectively. The increase in interest expense as a percentage of total revenues in the two Successor periods is driven primarily by increased debt levels as a result of the Acquisition and higher debt cost amortization resulting from the new debt structure. The negative impact of higher debt levels on the two Successor periods interest expense was partially offset by favorable rate variances on the new debt. Fiscal 2011 also includes $11,830 interest accretion and $585 deferred debt cost amortization related to the existing discount notes issued by Dave & Buster’s Entertainment, Inc. during the first quarter of fiscal 2011. The Predecessor period was negatively impacted by $3,000 in fees associated with a temporary bridge financing agreement, partially offset by the derecognition of $800 in previously recognized interest expense related to the termination of our pre-acquisition swap agreement. The following discussion of net interest expense has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Interest expense includes the cost of our debt obligations including the amortization of loan fees, adjustments to mark the interest rate swap agreements to fair value (for the Predecessor period only) and any interest income earned. Interest expense increased by $11,729, or 35.3%, to $44,931 for fiscal 2011 compared to the pro forma net interest expense of $33,202 for fiscal 2010, primarily as a result of the issuance of the existing discount notes discussed above. Accretion on discounted notes, which did not exist in the prior year period, increased interest expense by $11,830. Debt cost amortization expense for fiscal 2011, related to the issuance of the existing discount notes was $585.

Provision (benefit) for income taxes

There was an income tax benefit of $3,796 for fiscal 2011, an income tax benefit of $2,551 for the 244 day period ended January 30, 2011 (Successor), and we had an income tax benefit of $597 for the 120 day period ended May 31, 2010 (Predecessor). The following discussion of income taxes has been prepared by comparing fiscal 2011 to the fiscal 2010 unaudited pro forma results of operations.

Provision for income taxes consisted of an aggregate income tax benefit of $3,796 for fiscal 2011 and a pro forma tax benefit of $884 for fiscal 2010. Our effective tax rate differs from statutory rates due to the deduction of FICA tip credits, state income taxes, and the impact of certain expenses, such as a portion of the transaction costs, that are not deductible for income tax purposes.

As a result of our experiencing cumulative losses before income taxes for the three-year period ended January 29, 2012, we have concluded that it is more likely than not that a portion of our federal and state deferred tax assets will not be fully realized. An increase in our valuation allowance for the year ending January 29, 2012, in the amount of $863 was made. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences and carryforwards become deductible. The change in the allowance is considered in the effective rate utilized to estimate interim income tax expense or benefit.

We follow accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of January 29, 2012, we have accrued approximately $940 of unrecognized tax benefits and approximately $1,109 of penalties and interest. During fiscal 2011, we increased our unrecognized tax benefit by $59 and increased our accrual for interest and penalties by $166. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $940 of unrecognized tax benefits, if recognized, would impact the effective tax rate.

We file income tax returns which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state or foreign income tax examinations for years prior to 2007.

Fiscal 2010 Compared to Fiscal 2009

Revenues

Total revenues were $343,533 for the 244 day period ended January 30, 2011 (Successor), $178,006 for the 120 day period ended May 31, 2010 (Predecessor), and $520,783 for fiscal 2009. Revenue mix for the Successor period was 51.5% food and beverage and 48.5% amusement and other, while during the Predecessor period the mix was 50.8% food and beverage and 49.2% amusement and other. Fiscal 2009 revenue mix was 51.8% food and beverage and 48.2% amusement and other. The following discussion of revenues has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Total pro forma revenues during fiscal 2010 increased by $756, or 0.1%, to $521,539 in fiscal 2010 from $520,783 in fiscal 2009.

The increased revenues were derived from the following sources:

Comparable stores	$(9,208)
Non comparable stores-operating	17,376
Non comparable stores- flood-related closure of store in Nashville, Tennessee	(7,415)
Other	3

Total	$756

Comparable store revenue decreased by $9,208, or 1.9%, for fiscal 2010 compared to fiscal 2009. Comparable special events revenues which accounted for 12.5% of consolidated comparable stores revenue for fiscal 2010 increased by 1.7% compared to fiscal 2009. The walk-in component of our comparable store sales declined by 2.4% for fiscal 2010. Comparable store revenues were impacted by the unfavorable macroeconomic environment.

Food sales at comparable stores decreased by $1,128, or 0.7%, to $168,521 in fiscal 2010 from $169,649 in fiscal 2009. Sales at our comparable stores continued to show a shift away from the beverage component of our business towards our amusements offerings. Beverage sales of comparable stores decreased 7.9% or $6,409 to $74,499 in fiscal 2010 from $80,908 in fiscal 2009. Comparable store amusements and other revenues decreased by $1,671 or 0.7% to $229,263 in fiscal 2010 from $230,934 in fiscal 2009.

Non-comparable store revenues increased by a total of $9,961. Increases in revenues from new stores opened and joint venture interest acquired since November 24, 2008, of $17,376 were partially offset by a $7,415 revenue reduction caused by the temporary flood-related closure of our store in Nashville, Tennessee.

Our revenue mix was 35.7% for food, 15.6% for beverage and 48.7% for amusement and other for fiscal 2010. This compares to 35.2%, 16.6% and 48.2%, respectively, for fiscal 2009.

Cost of products

Total cost of products for the 244 day period ended January 30, 2011 (Successor) were $68,722 or 20.0% of total revenues, for the 120 day period ended May 31, 2010 (Predecessor) they were $35,259 or 19.8% of total revenues, and cost of products were $104,137 or 20.0% of total revenues for fiscal 2009. The following discussion of cost of products has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Cost of food and beverage revenues decreased to $63,707 on a pro forma basis in fiscal 2010 from $65,349 in fiscal 2009 principally as a result of lower food and beverage revenue levels in 2010. Cost of food and beverage products, as a percentage of food and beverage revenues, decreased by 40 basis points to 23.8% of revenue for fiscal 2010 compared to 24.2% of revenue for fiscal 2009. Increased cost pressure in our produce, meat and seafood products was more than offset by reduced poultry, grocery and alcoholic beverage costs.

Costs of amusement and other revenues increased to $40,274 in fiscal 2010 from $38,788 in fiscal 2009. As a percentage of amusement and other revenues, these costs increased by 40 basis points to 15.9% in fiscal 2010 compared to 15.5% of revenues in fiscal 2009. This increase is primarily a result of higher guest ticket redemption rates and an increase in utilization of game play purchased, partially offset by a reduction in the redemption cost per ticket redeemed and a price increase on redemption games.

Operating payroll and benefits

Operating payroll and benefits for the 244 day period ended January 30, 2011 (Successor) were $85,271, $43,969 for the 120 day period ended May 31, 2010 (Predecessor) and $132,114 for fiscal 2009. Operating payroll and benefits as a percentage of total revenues was 24.8%, 24.7% and 25.4% for the 244 day period ended January 30, 2011 (Successor), the 120 day period ended May 31, 2010 (Predecessor) and fiscal 2009, respectively. The decrease in percentage of revenues from both the Successor and Predecessor periods of fiscal 2010 as compared to the fiscal 2009 percentage of revenues was driven primarily by initiatives designed to reduce hourly labor costs through improved scheduling, lower management costs resulting from an administrative centralization effort as well as labor savings associated with the realignment of the majority of our special events sales labor. These initiatives began in fiscal 2009 and therefore positively impacted both Predecessor and Successor periods of fiscal 2010. The following discussion of operating payroll and benefits has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Operating payroll and benefits decreased by $2,874, or 2.2%, to $129,240 in fiscal 2010 from $132,114 in fiscal 2009. Operating payroll and benefits as a percentage of revenues decreased by 60 basis points on a pro forma basis to 24.8% in fiscal 2010 compared to 25.4% in fiscal 2009. This decrease in percentage of revenue was primarily driven by the initiatives described above.

Other store operating expenses

Other store operating expenses for the 244 day period ended January 30, 2011 (Successor) were $111,456, $59,802 for the 120 day period ended May 31, 2010 (Predecessor) and $174,685 for fiscal 2009. Other store operating expenses decreased 110 basis points as a percentage of total revenues to 32.5% for the 244 day period ended January 30, 2011 (Successor) from 33.6% for both the 120 day period ended May 31, 2010 (Predecessor) and fiscal 2009. Other store operating expenses in the Successor period were favorably impacted by the recognition of $6,526 business interruption recoveries and gains from property related reimbursements stemming from the closure of our Nashville location due to flooding. This favorable variance was partially offset by an increase in occupancy expenses driven by recognizing our leaseholds at fair market value as required in purchase accounting. The following discussion of other store operating expenses has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Other store operating expenses decreased on a pro forma basis by $2,756, or 1.6%, to $171,929 in fiscal 2010 from $174,685 in fiscal 2009. Other store operating expenses as a percentage of revenues decreased 60 basis points to a pro forma 33.0% in fiscal 2010 from 33.6% in fiscal 2009. Other store operating expenses was negatively impacted by an increase in occupancy expenses discussed above, which was more than offset by recoveries from the closure of our Nashville location also discussed above.

General and administrative expenses

General and administrative expenses consist primarily of personnel, facilities, and professional expenses for the various departments of our corporate headquarters. General and administrative expenses for the 244 day period ended January 30, 2011 (Successor) were $25,670, $17,064 for the 120 day period ended May 31, 2010 (Predecessor) and $30,437 for fiscal 2009. General and administrative expenses as a percentage of total revenues was 7.5%, 9.6% and 5.8% for the 244 day period ended January 30, 2011 (Successor), the 120 day period ended May 31, 2010 (Predecessor) and fiscal 2009, respectively. The increase in general and administrative costs as a percentage of sales for both the Successor and Predecessor periods of fiscal 2010 is driven primarily by professional fees incurred as a result of the Acquisition of $4,638 and $4,280, respectively. The Predecessor period also includes $1,378 acceleration of stock-based compensation charges related to the Predecessor’s stock option plan. The following discussion of general and administrative expenses has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

General and administrative expenses increased by $2,350, or 7.7%, to $32,787 on a pro forma basis in fiscal 2010 from $30,437 in fiscal 2009. General and administrative expenses as a percentage of revenues increased to 6.3% in fiscal 2010 from 5.8% in fiscal 2009. The increase is due primarily to higher professional fees not related to the Acquisition, as well as increases in wages, taxes, benefits and severance.

Depreciation and amortization expense

Depreciation and amortization expenses for the 244 day period ended January 30, 2011 (Successor) were $33,794, $16,224 for the 120 day period ended May 31, 2010 (Predecessor) and $53,658 for fiscal 2009. Depreciation and amortization expenses as a percentage of total revenues was 9.8%, 9.1% and 10.3% for the 244 day period ended January 30, 2011 (Successor), the 120 day period ended May 31, 2010 (Predecessor) and fiscal 2009, respectively. The decrease in depreciation and amortization costs as a percentage of total revenues for both the Successor and Predecessor periods of fiscal 2010 as compared to fiscal 2009 is driven primarily by certain operating assets being fully depreciated subsequent to the end of fiscal 2009. These decreases in the Successor period were partially offset by increased depreciation and amortization charges associated with fair value adjustments as a result of the Acquisition. Both the Successor and Predecessor periods in fiscal 2010 were negatively impacted by increases in depreciation from new store openings and maintenance capital expenditures. The following discussion of depreciation and amortization expenses has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Depreciation and amortization expense includes the depreciation of fixed assets and the amortization of trademarks with finite lives. Depreciation and amortization expense decreased $2,615, or 4.9%, to $51,043 on a pro forma basis in fiscal 2010 from $53,658 in fiscal 2009. Decreases in depreciation resulted from certain operating assets being fully depreciated subsequent to the end of fiscal 2009. These decreases were partially offset by increases in depreciation from new store openings and maintenance capital expenditures. Additionally, depreciation charges increased $860 in fiscal 2010 associated with a $29,130 write-up of certain assets as a result of fair value adjustments and changes of useful lives of certain assets made in connection with accounting for the Acquisition. Management estimates, based on asset and depreciation schedules existing as of the Acquisition date, that depreciation expense will be approximately $4,055, $8,537 and $5,226 greater in fiscal years 2011, 2012 and 2013, respectively, related to the useful life and fair value adjustments discussed above. Management expects the remaining depreciation expense related to the fair value adjustment of approximately $10,452 will be incurred over approximately twenty years thereafter.

Pre-opening costs

Total pre-opening costs for the 244 day period ended January 30, 2011 (Successor) were $842 or 0.2% of total revenues, for the 120 day period ended May 31, 2010 (Predecessor) they were $1,447 or 0.8% of total revenues, and pre-opening costs were $3,881 or 0.7% of total revenues for fiscal 2009. The decrease in pre-opening costs as a percentage of total revenues in the Successor period of fiscal 2010 is driven primarily by lower pre-opening costs associated with Roseville, a small format store which opened on May 3, 2010. The following discussion of pre-opening costs has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. Pre-opening costs decreased to $2,289 in fiscal 2010 from $3,881 in fiscal 2009. The decrease of pre-opening costs is primarily attributable to fewer store openings in fiscal 2010 as compared to fiscal 2009.

Interest expense, net

Total net interest expense for the 244 day period ended January 30, 2011 (Successor) was $25,486 or 7.4% of total revenues, for the 120 day period ended May 31, 2010 (Predecessor) it was $6,976 or 3.9% of total revenues, and net interest expense was $22,122 or 4.2% of total revenues for fiscal 2009. The increase in interest expense as a percentage of total revenues in the Successor period of fiscal 2010 is driven primarily by increased debt levels as a result of the Acquisition. The Successor period increase was also driven by higher debt cost amortization resulting from the Acquisition and new debt structure. The negative impact of higher debt levels on Successor period interest expense was partially offset by favorable rate variances on the new debt. The Predecessor period was negatively impacted by $3,000 in fees associated with a temporary bridge financing agreement, partially offset by $800 related to the termination of our pre-acquisition swap agreement. The following discussion of interest expense has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Interest expense includes the cost of our debt obligations including the amortization of loan fees, adjustments to mark the interest rate swap agreements to fair value net of and any interest income earned. Interest expense increased by $11,080 to $33,202 on a pro forma basis in fiscal 2010 from $22,122 in fiscal 2009 primarily as a result of the Acquisition. Increased debt levels discussed above elevated our interest expense year-to-date by approximately $8,800, on a pro forma basis. We also had increased debt cost amortization expense due to the Acquisition and lower levels of capitalized interest due to the timing of new store construction.

Provision (benefit) for income taxes

Provision for income taxes was a tax benefit for the 244 day period ended January 30, 2011 (Successor) and 120 day period ended May 31, 2010 (Predecessor) of $2,551 and $597, respectively, and a tax provision of $99 for fiscal 2009. The following discussion of provision for income taxes has been prepared by comparing the fiscal 2010 unaudited pro forma results of operations to fiscal 2009.

Provision for income taxes consisted of a tax benefit of $884 on a pro forma basis in fiscal 2010 and an income tax provision of $99 in fiscal 2009. Our effective tax rate differs from the federal corporate statutory rate due to the deduction for FICA tip credits, state income taxes and the impact of certain expenses, such as transaction costs, that are not deductible for income tax purposes.

In fiscal 2010, we recorded an increase to our net valuation allowance of $40 against our deferred tax assets. The valuation allowance was recorded in accordance with accounting guidance for income taxes. As a result of our experiencing cumulative losses before income taxes for the three-year period ending January 30, 2011, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

The accounting guidance for uncertainty in income taxes limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of January 30, 2011, we had approximately $881 of unrecognized tax benefits, including approximately $943 in potential interest and penalties. During fiscal 2010, we decreased our unrecognized tax benefit by $1,318. This decrease resulted primarily from tax positions taken in prior periods and the expiration of the statute of limitations. We currently anticipate that approximately $11 of unrecognized tax benefits will be recognized as a result of the expiration of statute of limitations during fiscal 2011. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $836 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

Quarterly Results of Operations and Seasonality

The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2012, fiscal 2011 and fiscal 2010. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Fiscal 2012—thirteen week period ended		Fiscal 2011—thirteen week period ended				Fiscal 2010—thirteen week period ended
	July 29, 2012	April 29, 2012	Jan 29, 2012	Oct 30, 2011	Jul 31, 2011	May 1, 2011	Jan 30, 2011	Oct 31, 2010	Aug 1, 2010(1)	May 2, 2010
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Combined)	(Predecessor)
									(Non-GAAP)
Food and beverage revenues	$71,431	$79,144	$74,900	$59,567	$63,877	$74,262	$72,012	$59,594	$64,551	$71,357
Amusement and other revenues	76,510	84,330	69,056	60,755	64,787	74,341	63,446	56,996	63,365	70,218

Total revenues	147,941	163,474	143,956	120,322	128,664	148,603	135,458	116,590	127,916	141,575

Cost of food and beverage	17,523	19,207	17,710	14,649	15,440	17,952	16,707	14,327	15,396	17,277
Cost of amusement and other	11,865	11,747	11,333	9,432	10,305	10,347	9,818	9,051	10,819	10,586

Total costs of products	29,388	30,954	29,043	24,081	25,745	28,299	26,525	23,378	26,215	27,863
Operating payroll and benefits	35,359	36,610	35,045	30,552	31,012	34,266	32,871	30,516	32,385	33,468
Other store operating expenses	50,397	48,881	42,939	42,719	45,230	45,105	38,390	43,147	44,116	45,605
General and administrative expense	8,840	9,017	9,192	8,279	8,614	8,811	8,161	8,379	17,576	8,618
Depreciation and amortization expense	15,032	14,795	14,404	13,578	13,225	13,070	12,906	11,896	12,716	12,500
Pre-opening costs	559	150	1,428	587	1,431	740	452	371	277	1,189

Total operating costs	139,575	140,407	132,051	119,796	125,257	130,291	119,305	117,687	133,285	129,243

Operating income (loss)	8,366	23,067	11,905	526	3,407	18,312	16,153	(1,097)	(5,369)	12,332
Interest expense, net	11,624	11,755	11,363	11,468	11,443	10,657	8,321	8,388	10,405	5,348

Income (loss) before provision (benefit) for income taxes	(3,258)	11,312	542	(10,942)	(8,036)	7,655	7,832	(9,485)	(15,774)	6,984
Provision (benefit) for Income taxes	(1,655)	2,455	901	(4,338)	(2,836)	2,477	3,331	(3,257)	(6,295)	3,073

Net income (loss)	$(1,603)	$8,857	$(359)	$(6,604)	$(5,200)	$5,178	$4,501	$(6,228)	$(9,479)	$3,911

Stores open at end of period(2)(3)	60	60	59	58	58	58 (4)	58 (4)	58 (4)	58 (4)	57 (4)
Quarterly total revenues as a percentage of annual total revenues			26.6%	22.2%	23.8%	27.4%	26.0%	22.4%	24.5%	27.1%
Change in comparable store sales	5.4%	(0.3)%	0.8%	(0.9)%	1.9%	6.2%	1.2%	(1.3)%	(4.8)%	(2.5)%

(1)	The operating results for the thirteen weeks ended August 1, 2010 represent the combined 29 day period of the Predecessor and 62 day period of the Successor. The financial results for the Successor periods include the impacts of applying purchase accounting. The presentation of combined Predecessor and Successor operating results (which is simply the arithmetic sum of the Predecessor and Successor amounts) is a Non-GAAP presentation, which is provided as a convenience solely for the purpose of facilitating comparisons of current results with combined results over the same period in the prior year. See discussion above for details of items that are not comparable from application of purchase accounting.

(2)	The number of stores includes one franchised store in Canada.
(3)	Our location in Nashville, Tennessee, which temporarily closed from May 2, 2010 to November 28, 2011 due to flooding is included in our store count.
(4)	Store count includes a location in Dallas, Texas, which was permanently closed on May 2, 2011.

Liquidity and Capital Resources

Overview

We finance our activities through cash flow from operations, our 11.0% senior notes, our 12.25% senior discount notes, and borrowings under our senior secured credit facility. As of July 29, 2012, we had cash and cash equivalents of $54,725, net working capital of $10,827 and outstanding debt obligations of $527,790 ($464,756 net of discount). We also had $45,106 in borrowing availability under our senior secured credit facility, which includes $1,000 in borrowing availability under our Canadian revolving credit facility.

Historically we have had, and anticipate that in the future we will have, negative working capital balances. We are able to operate with a working capital deficit because cash from sales is usually received before related liabilities for product, supplies, labor and services become due. Funds available from sales not needed immediately to pay for operating expenses have typically been used for noncurrent capital expenditures and payment of long-term debt obligations under our senior secured credit facility and existing senior notes.

Short-term liquidity requirements—We generally consider our short-term liquidity requirements to consist of those items that are expected to be incurred within the next twelve months and believe those requirements to consist primarily of funds necessary to pay operating expenses, interest and principal payments on our debt, capital expenditures related to the new store construction and other expenditures associated with acquiring new games, remodeling facilities and recurring replacement of equipment and improvements.

As of July 29, 2012, we expect our short-term liquidity requirements to include without giving effect to the offering or use of proceeds (a) approximately $91,000 of capital expenditures (net of cash contributions from landlords), (b) $32,024 of debt service payments, including $1,500 in principal payments and $30,524 in interest and (c) lease obligation payments of $50,638.

Long-term liquidity requirements—We generally consider our long-term liquidity requirements to consist of those items that are expected to be incurred beyond the next twelve months and believe these requirements consist primarily of funds necessary for new store development and construction, replacement of games and equipment, performance-necessary renovations and other non-recurring capital expenditures that need to be made periodically to our stores and payments of scheduled debt obligations. We intend to satisfy our long-term liquidity requirements through various sources of capital, including our existing cash on hand, cash provided by operations, and borrowings under our senior secured credit facility.

Based on our current business plan, we believe the cash flows from operations, together with our existing cash balances and borrowings under the senior secured credit facility described below, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and debt service needs for the foreseeable future. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness, or to fund planned capital expenditures, will depend on future performance, which is subject to the general economic conditions, competitive environment and other factors as described in the “Risk Factors” section of this prospectus. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive opportunities that may arise in the future.

Indebtedness

This Offering—We intend to use $88,800 of the net proceeds from this offering to redeem $80,000 principal amount of the existing senior notes at a redemption price of 111% of the principal amount redeemed. However, our ability to redeem up to $30,000 principal amount of the existing senior notes is subject to a prior right of lenders under our senior secured credit facility to receive an offer to have term loans in the same principal amount repaid without any prepayment premium, which, if exercised, would reduce the principal amount of existing senior notes called for redemption on a dollar-for-dollar basis. See “Use of Proceeds.”

Senior Secured Credit Facility—In connection with the Acquisition, we terminated the Predecessor’s credit facility. Simultaneously, D&B Holdings together with Dave & Buster’s, Inc. entered into a new senior secured credit facility that provides (a) a $150,000 term loan facility with a maturity date of June 1, 2016 and (b) a $50,000 revolving credit facility with a maturity date of June 1, 2015. The $50,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility (ii) a $5,000 swingline sub-facility and (iii) a $1,000 (in US Dollar equivalent) sub-facility available in Canadian dollars to the Canadian subsidiary of Dave & Buster’s, Inc. The revolving credit facility will be used to provide financing for general purposes. The senior secured credit facility is secured by the Company’s assets and is unconditionally guaranteed by each of our direct and indirect, existing and future domestic subsidiaries (with certain agreed-upon exceptions) and by certain specified guarantors with respect to the obligations of the Canadian subsidiary. As of July 29, 2012, we had no borrowings under the revolving credit facility, borrowings of $147,000 ($146,076, net of discount) under the term facility and $4,894 in letters of credit outstanding. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are set periodically based on, at our option, either (1) the greatest of (a) the defined prime rate in effect, (b) the Federal Funds Effective Rate in effect plus  1/2 of 1% and (c) a Eurodollar rate which is subject to a minimum (or, in the case of the Canadian revolving credit facility, a Canadian prime rate or Canadian cost of funds rate), for one-, two-, three- or six-months (or, if agreed by the applicable lenders, nine or twelve months) or, in relation to the Canadian revolving credit facility, 30-, 60-, 90- or 180-day interest periods chosen by us or our Canadian subsidiary, as applicable in each case (the “Base Rate”), plus an applicable margin of 3.0% or (2) a defined Eurodollar rate plus an applicable margin of 4.0%. Swingline loans bear interest at the Base Rate plus the applicable margin. The effective rate of interest on borrowings under our senior secured credit facility was 5.8% for the twenty-six weeks ended July 29, 2012.

Interest rates on borrowings under our senior secured credit facility will vary based on the movement of prescribed indexes and/or applicable margin percentages. On the last day of each calendar quarter, we will be required to pay a commitment fee on the average daily unused portion of the revolving credit facilities (with swingline loans not deemed, for these purposes, to be a utilization of the revolving credit facility). Our senior secured credit facility requires scheduled quarterly payments of principal on the term loan near the end of each of the fiscal quarters in aggregate annual amounts equal to a percentage of the original aggregate principal amount of the term loan with the balance payable on the maturity date.

Our senior secured credit facility requires us to maintain certain financial ratios in the event we draw on our revolving credit facility or issue letters of credit in excess of $12,000. As of July 29, 2012, we had no borrowings under our revolving credit facility and $4,894 in letters of credit outstanding, and as such were not required to maintain financial ratios under our senior secured credit facility.

Funds managed by Oak Hill Advisors, L.P. (the “OHA Funds”) comprise one of twenty-two creditors participating in the term loan portion of our senior secured credit facility. As of July 29, 2012,

the OHA Funds held approximately 9.4%, or $13,859, of our total term loan obligation. Oak Hill Advisors, L.P. is an independent investment firm that is not an affiliate of Oak Hill Capital Partners and is not under common control with Oak Hill Capital Partners. Oak Hill Advisors, L.P. and an affiliate of Oak Hill Capital Management, LLC co-manage Oak Hill Special Opportunities Fund, L.P., a private fund. Certain employees of Oak Hill Capital Partners, in their individual capacities, have passive investments in Oak Hill Advisors, L.P. and/or the funds it manages.

Existing Senior Notes —In connection with the Acquisition on June 1, 2010, Dave & Buster’s, Inc. closed a placement of $200,000 aggregate principal amount of senior notes (the “existing senior notes”). On November 15, 2010, Dave & Buster’s, Inc. completed an exchange with the holders of the existing senior notes pursuant to which the previously existing notes (sold in June 2010 pursuant to Rule 144A and Regulation S of the Securities Act) were exchanged for an equal amount of newly issued senior notes, which have been registered under the Securities Act. The existing senior notes are general unsecured, unsubordinated obligations of Dave & Buster’s, Inc. and mature on June 1, 2018. Interest on the existing senior notes is paid semi-annually and accrues at the rate of 11.0% per annum. On or after June 1, 2014, Dave & Buster’s, Inc. may redeem all, or from time-to-time, a part of the existing senior notes at redemption prices (expressed as a percentage of the principal amount) ranging from 105.5% to 100.0% plus accrued and unpaid interest on the existing senior notes. Prior to June 1, 2013, Dave & Buster’s, Inc. may on any one or more occasions redeem up to 40.0% of the original principal amount of the existing senior notes using the proceeds of certain equity offerings at a redemption price of 111.0% of the principal amount thereof, plus any accrued and unpaid interest. As of July 29, 2012, our $200,000 of senior notes had an approximate fair value of $217,500 based on quoted market price.

The existing senior notes restrict Dave & Buster’s, Inc.’s ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio exceeds 2.0:1.0 or other financial and operational requirements are met. Additionally, the terms of the existing senior notes restrict Dave & Buster’s, Inc.’s ability to make certain payments to affiliated entities. Dave & Buster’s, Inc. was in compliance with the debt covenants as of July 29, 2012.

Existing Discount Notes—On February 22, 2011, Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.) issued $180,790 aggregate principal amount at maturity of 12.25% senior discount notes (the “existing discount notes”). The notes will mature on February 15, 2016. No cash interest will be paid on the notes prior to maturity but the value of the notes will accrete (representing the amortization of original issue discount) between the date of original issue and the maturity date of the existing discount notes, at a rate of 12.25% per annum, compounded semi-annually using a 360-day year comprised of twelve 30-day months, such that the accreted value will equal the principal amount on such date.

Prior to February 15, 2013, Dave & Buster’s Entertainment, Inc. may on any one or more occasions redeem up to 100.0% of the aggregate principal amount at maturity of the existing discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after February 15, 2013, but prior to August 15, 2013, Dave & Buster’s Entertainment, Inc. may on any one or more occasions redeem up to 40.0% of the aggregate principal amount at maturity of the existing discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after August 15, 2013, Dave & Buster’s Entertainment, Inc. may redeem all, or from time-to-time, a part of the existing discount notes at redemption prices (expressed as a percentage of accreted value) ranging from 106.125% to 100.0%. As of July 29, 2012, our existing discount notes had an approximate fair value of $114,597 based on indexing of quoted market price of similar instruments.

Dave & Buster’s Entertainment, Inc. received net proceeds of $100,000 from the offering of the existing discount notes, which it used to pay debt issuance costs and to repurchase a portion of the common stock owned by certain of our stockholders. Dave & Buster’s Entertainment, Inc. did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. nor any of its subsidiaries are guarantors of these notes. However, neither D&B Holdings nor Dave & Buster’s Entertainment, Inc. have any material assets or operations separate from Dave & Buster’s, Inc. As such, repayment of these notes will require a refinancing, an equity offering, or funds from the operations of Dave & Buster’s, Inc.

The existing discount notes restrict Dave & Buster’s Entertainment, Inc.’s and its subsidiaries (including Dave & Buster’s, Inc.’s) ability to incur indebtedness, outside of the senior secured credit facility, unless the consolidated coverage ratio (defined as the ratio of consolidated Adjusted EBITDA to consolidated interest expense) exceeds 2.0:1.0 or other financial and operational requirements are met. Additionally, the terms of the existing discount notes restrict Dave & Buster’s Entertainment, Inc.’s ability to make certain payments to affiliated entities. Dave & Buster’s Entertainment, Inc. was in compliance with the debt covenants as of July 29, 2012.

Restrictive Covenants—Our senior secured credit facility and the indenture governing the existing senior notes contain restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to: incur additional indebtedness, make loans or advances to subsidiaries and other entities, make initial capital expenditures in relation to new stores, declare dividends, acquire other businesses or sell assets. In addition, under our senior secured credit facility, we are required to meet certain financial covenants, ratios and tests, including a minimum fixed charge coverage ratio and a maximum total leverage ratio. The indenture under which the existing senior notes have been issued also contains similar covenants.

Predecessor Debt—As more fully described in the Notes to our Consolidated Financial Statements contained herein, on June 1, 2010, our then outstanding debt was fully retired in connection with our acquisition of D&B Holdings.

Historical Cash Flows

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	Twenty-six Weeks Ended July 29, 2012	Twenty-six Weeks Ended July 31, 2011
	(Successor)	(Successor)
Net cash provided by (used in):
Operating activities	$47,686	$28,287
Investing activities	(25,895)	(25,830)
Financing activities	(750)	(2,608)

Twenty-six Weeks Ended July 29, 2012 Compared to Twenty-six Weeks Ended July 31, 2011

Net cash provided by operating activities was $47,686 for the twenty-six weeks ended July 29, 2012 compared to cash provided by operating activities of $28,272 for the twenty-six weeks ended July 31, 2011. Improved cash flows from operations were driven primarily by additional non-comparable store sales and margin improvements over the comparable period in fiscal 2011.

Net cash used in investing activities was $25,895 for the twenty-six weeks ended July 29, 2012 compared to $25,830 for the twenty-six weeks ended July 31, 2011. Net cash used in investing activities increased in year-to-date fiscal 2012 due to the absence of insurance proceeds in fiscal year-to-date 2012, partially offset by decreased capital expenditures. The Company received insurance proceeds of $798 for reimbursement of certain leasehold improvements damaged in the flooding that occurred at our Nashville, Tennessee location and are included in investing activities for fiscal 2011. During year-to-date fiscal 2012, the Company spent approximately $13,980 ($12,521 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $6,505 for game refreshment and $5,485 for maintenance capital. For the year-to-date fiscal 2011 period, capital expenditures were comprised of $17,160 ($13,411 net of cash contributions from landlords) for new store construction and operating initiatives, $3,638 for game refreshment and $5,834 for maintenance capital. New store capital expenditures during fiscal 2012 relate primarily to construction of our future locations in Orland Park, IL and Dallas, TX as well as the remodel of our store in Cincinnati, OH.

Net cash used by financing activities was $750 for the twenty-six weeks ended July 29, 2012 compared to cash used in financing activities of $2,608 for the twenty-six weeks ended July 31, 2011. The decrease in net cash used by financing activities is due to the timing of required payments under our term loan facility. During the twenty-six weeks ended July 29, 2012, only two payments were required and paid compared to three required payments made during the twenty-six weeks ended July 31, 2011. Additionally, $968 of cost was incurred during the second quarter of fiscal 2011 related to the Amendment executed on our senior secured credit facility.

We plan to finance future growth through operating cash flows, debt facilities and tenant improvement allowances from landlords. We expect to spend approximately $80,000 ($71,000 net of cash contributions from landlords) in capital expenditures during fiscal 2012. The fiscal 2012 expenditures are expected to include approximately $56,000 ($47,000 net of cash contributions from landlords) for new store construction and operating improvement initiatives.

Fiscal 2011 Compared to Fiscal 2010

Net cash provided by operating activities was $72,777 for fiscal 2011 compared to cash provided by operating activities of $36,535 for fiscal 2010. Improved cash flows from operations were driven primarily by the absence of costs related to the Acquisition in fiscal 2011, improved store sales, and tax refunds received in the current year. During fiscal 2010, the Company had additional cash outlays of approximately $11,943 for transaction costs and $3,000 in additional interest charges related to the Acquisition.

Net cash used in investing activities was $70,502 for fiscal 2011 compared to $115,719 for fiscal 2010. Investing activities for fiscal 2011 included capital expenditures of $72,946. The Company spent approximately $54,331 ($47,420 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $7,196 for game refreshment and $11,419 for maintenance capital. Fiscal 2010 included Acquisition related investing activities of $85,305 and capital expenditures of $35,233. The Company spent approximately $16,245 ($13,231 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $7,238 for game refreshment and $11,750 for maintenance capital. Insurance proceeds of $4,808 were received for reimbursement of certain property and equipment damaged in the flooding that occurred at our Nashville, Tennessee location and are included in investing activities for fiscal 2010. See Note 3 of our Consolidated Financial Statements for further discussion regarding this casualty loss.

Net cash used in financing activities was $2,998 for fiscal 2011 compared to cash provided by financing activities of $96,909 for fiscal 2010. Financing activities for fiscal 2011 included net cash received of $100,000 from the issuance of the existing discount notes. Proceeds from the issuance of the existing discount notes were used to repurchase a portion of our common stock from certain stockholders of $96,888 and pay debt issuance cost of $3,120. Activity also includes the required principal payments under our term loan facility totaling $1,500. Financing activities for fiscal 2010 included net cash received of $100,284 from the debt related activities resulting from the Acquisition. Activity also includes a $2,000 revolver repayment and two required principal payments under our term loan facility of $750 made during fiscal 2010.

We plan on financing future growth through operating cash flows, debt facilities and tenant improvement allowances from landlords. We expect to spend approximately $80,000 ($71,000 net of cash contributions from landlords) in capital expenditures during fiscal 2012. The fiscal 2012 expenditures are expected to include approximately $56,000 ($47,000 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $11,000 for game refreshment and $13,000 in maintenance capital.

Fiscal 2010 Compared to Fiscal 2009

Net cash provided by operating activities was $36,535 for fiscal 2010 compared to cash provided by operating activities of $59,054 for fiscal 2009. In addition to the downward pressure on cash flow generated by comparable store sales declines, we incurred additional cash flow reductions associated to transaction expenses of $11,943 and $3,000 in additional interest charges related to the Acquisition.

Net cash used in investing activities was $115,719 for fiscal 2010 compared to $48,406 for fiscal 2009. The investing activities for fiscal 2010 includes a capital investment of $245,498 by the Oak Hill Funds which in part funded the $330,803 cash disbursement paid to purchase Predecessor common stock. Fiscal 2010 investing activities also includes $16,245 of capital expenditure ($13,231 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $7,238 for games and $11,750 for maintenance capital. Insurance proceeds of $4,808 were received for reimbursement of certain property and equipment damaged in the flooding that occurred at our Nashville, Tennessee location and are included in investing activities for fiscal 2010. See Note 3 of our Consolidated Financial Statements for further discussion regarding this casualty loss. During the 2009 fiscal year, the Company spent approximately $33,827 ($25,484 net of cash contributions from landlords) for new store construction and operating improvement initiatives, $3,894 for games and $10,702 for maintenance capital.

Net cash provided by financing activities was $96,909 for fiscal 2010 compared to cash used in financing activities of $2,500 in fiscal 2009. The financing activities during fiscal 2010 include proceeds of $350,500, net of discount arising from our existing discount notes and senior secured credit facility, including a $2,000 draw on our revolver. The repayment of the $2,000 revolver draw and first two required paydowns of the senior secured credit facility were made during fiscal 2010. The debt proceeds were used in part to fund the Acquisition and paydown existing debt, including accrued interest. Additionally, $12,591 was used to fund debt issuance costs on the newly issued debt instruments. The financing activities for fiscal 2009 include required principal payments on the term loan facility of $500 and net paydowns under our revolving credit facility of $2,000.

Contractual Obligations and Commercial Commitments

The following tables set forth the historical contractual obligations and commercial commitments as of April 29, 2012, prior to giving pro forma effect to the transactions described in “Use of Proceeds.”

Payments due by period — historical

	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
Existing discount notes	$180,790	$—	$—	$180,790	$—
Senior secured credit facility(1)	147,000	1,500	3,000	142,500	—
Existing senior notes	200,000	—	—	—	200,000
Interest requirements(2)	165,865	30,524	60,737	52,604	22,000
Operating leases(3)	468,440	50,638	101,032	94,938	221,832

Total	$1,162,095	$82,662	$164,769	$470,832	$443,832

(1)	Our senior secured credit facility includes a $150,000 term loan facility and $50,000 revolving credit facility, including a sub-facility for borrowings in Canadian dollars by our Canadian subsidiary, a letter of credit sub-facility, and a swingline sub-facility. As of July 29, 2012, we had no borrowing under the revolving credit facility, borrowings of $147,000 ($146,076 net of discount) under the term facility and $4,894 in letters of credit outstanding.
(2)	The cash obligations for interest requirements consist of (1) interest requirements on our fixed rate debt obligations at their contractual rates and (2) interest requirements on variable rate debt obligations at rates in effect at July 29, 2012.
(3)	Our operating leases generally provide for one or more renewal options. These renewal options allow us to extend the term of the lease for a specified time at an established annual lease payment. Future obligations related to lease renewal options that have not been exercised and payments based upon percent of sales are excluded from the table above.

The following table represents our as adjusted contractual obligations and commercial commitments associated with our debt and other obligations disclosed above as of July 29, 2012, on an as adjusted basis assuming our receipt of the proceeds from the sale of our common stock in this offering, the use of a portion of the net proceeds of this offering to redeem or otherwise acquire $80,000 principal amount of the existing senior notes and pay premiums, accrued interest and expenses in connection therewith, as if those transactions had occurred at that date. See “Use of Proceeds.”

Payments due by period — pro forma as adjusted

	Total	1 Year or Less	2-3 Years	2-3 Years	After 4 Years
Existing discount notes	$180,790	$—	$—	$180,790	$—
Senior secured credit facility	147,000	1,500	3,000	142,500	—
Existing senior notes	120,000	—	—	—	120,000
Interest requirements	114,298	21,555	43,137	35,004	14,602
Operating leases	468,440	50,638	101,032	94,938	221,832

Total	$1,030,528	$73,693	$147,169	$453,232	$356,434

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We face market risk relating to changes in the general level of interest rates. Earnings are affected by changes in interest rates due to the impact of those changes on interest expense from variable rate debt. We are exposed to market risk from interest rate changes on our senior secured credit facility. This exposure relates to the variable component of the interest rate on our $200,000 senior secured credit facility. As of July 29, 2012, we had borrowings of $147,000 ($146,076, net of discount) under the term facility, which was indexed to three-month LIBOR. A hypothetical 10% increase in the variable portion of the interest rate associated with our term facility would increase our interest expense by approximately $220. As of July 29, 2012 we had no borrowings under our revolving credit facility. Therefore, we had no exposure to interest rate fluctuations on our revolving credit facility as of that date.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 1 to the accompanying consolidated financial statements for the year ended January 29, 2012. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Property and equipment.    Property and equipment are recorded at cost. Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset. These costs are depreciated using the straight-line method over the estimate of the depreciable life, resulting in a charge to the operating results. Our actual results may differ from these estimates under different assumptions or conditions.

We review our property and equipment annually, on a store-by-store basis to determine whether facts or circumstances exist that may indicate the carrying values of these long-lived assets are impaired. We compare store-level undiscounted operating cash flows (which excludes interest, general and administrative and other allocated expenses) to the carrying amount of property and equipment allocated to each store. If the expected future cash flows are less than the asset carrying amount (an indication that the carrying amount may not be recoverable), we may recognize an impairment loss. Any impairment loss recognized equals the amount by which the asset carrying amount exceeds its fair value. We recognized an impairment loss of $200 during fiscal 2011 on our store located in Dallas, Texas, which permanently closed on May 2, 2011. No impairment charges were recognized in fiscal years 2010 or 2009.

Accounting for business combinations.    The Acquisition resulted in a change in ownership of 100% of D&B Holdings’ and Dave & Buster’s, Inc.’s’ outstanding common stock. In accordance with accounting guidance for business combinations, the purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s, Inc.’s financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Acquisition and the allocation of the purchase price to the assets and liabilities as of June 1, 2010 has been recorded based on internal assessments and third party valuation studies.

Goodwill and intangible assets.    We account for our goodwill and intangible assets in accordance with accounting guidance for business combinations and accounting guidance for goodwill and other intangible assets. In accordance with accounting guidance for business combinations, goodwill of approximately $272,359 and intangible assets of $79,000 representing trade names were recognized in connection with the acquisition of D&B Holdings by the Oak Hill Funds that occurred on June 1, 2010. In accordance with accounting guidance for goodwill and other intangible assets, goodwill and trade names, which have an indefinite useful life, are not being amortized. However, both goodwill and trade names are subject to annual impairment testing.

We perform step one of the impairment test in our fourth quarter unless circumstances require this analysis to be completed sooner. Step one of the impairment test is based upon a comparison of the carrying value of our net assets, including goodwill balances, to the fair value of our net assets. Fair value is measured using a combination of the guideline company method, internal transaction method, and the income approach. The guideline company method uses valuation multiples from selected publicly-traded companies that we believe are exposed to market forces that are similar to those faced by the Company. The internal transaction method uses valuation information derived from the Acquisition described in Note 2 as it represents an arm’s length transaction involving the Company. The income approach consists of utilizing the discounted cash flow method that incorporates our estimates of future revenues and costs, discounted using a risk-adjusted discount rate. Key assumptions used in our testing include future store openings, revenue growth, operating expenses and discount rate. Estimates of revenue growth and operating expenses are based on internal projections considering our past performance and forecasted growth, market economics and the business environment impacting our Company’s performance. Discount rates are determined by using a weighted average cost of capital (“WACC”). The WACC considers market and industry data as well as company-specific risk factors. These estimates are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. Our estimates used in the income approach are consistent with the plans and estimates used to manage operations. We do evaluate all methods to ensure reasonably consistent results. Based on the completion of the step one test, we determined that goodwill was not impaired.

Income taxes.    We file consolidated returns with all our domestic subsidiaries. We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We have adopted accounting guidance for uncertainty in income taxes. This guidance limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of store tax regulations. As a result, we have established reserves for taxes that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax reserves are adjusted as events occur that affect the potential liability for additional taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax reserves in the future, if or when such events occur.

Deferred tax assets.    A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. As of July 29, 2012, we have recorded a valuation allowance against a portion of our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes. If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required or if an addition to the allowance would be required.

Accounting for amusement operations.    The majority of our amusement revenue is derived from guest purchases of game play credits which allow our guests to play the video and redemption games in our Midways. We have recognized a liability for the estimated amount of unused game play credits, which we believe our guests will utilize in the future based on credits remaining on Power Cards, historic utilization patterns and revenue per game credit sold. Certain Midway games allow guests to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the guest by either redeeming the coupons for a prize in our “Winner’s Circle” or storing the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on tickets outstanding, historic redemption patterns and the estimated redemption cost of products per ticket.

Insurance reserves.    We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities for workers’ compensation, healthcare benefits, general liability, property insurance, director and officers’ liability and vehicle liability. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Portions of the estimated accruals for these liabilities are calculated by third-party actuarial firms. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Loss contingencies.    We maintain accrued liabilities and reserves relating to the resolution of certain contingent obligations. Significant contingencies include those related to litigation. We account for contingent obligations in accordance with accounting guidance for contingencies. This guidance requires that we assess each contingency to determine estimates of the degree of probability and range of possible settlement. Contingencies which are deemed probable and where the amount of such settlement is reasonably estimable are accrued in our financial statements. If only a range of loss can be determined, we accrue to the best estimate within that range; if none of the estimates within that range is better than another, we accrue to the low end of the range. The assessment of loss contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance that eliminates the option to report other comprehensive income and its components in the statement of changes in equity (our prior reporting method). In accordance with this new guidance, effective in the first quarter of 2012, we have elected to present items of net income and other comprehensive income as one statement. There are no changes to the accounting for items within comprehensive income. We have revised the reporting of fiscal 2011 other comprehensive income to conform to the current year presentation.

In September 2011, the FASB finalized guidance on testing goodwill for impairment. This guidance permits an entity to first assess qualitative factors in order to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment may be used as a basis for determining the necessity of performing the two-step goodwill impairment test. If an entity determines through its qualitative assessment that it is more likely than not that the fair value of goodwill exceeds its carrying value, then the remaining impairment steps would be deemed unnecessary. The initial qualitative assessment is optional and companies are allowed to only perform the qualitative assessment. This guidance is effective for annual goodwill impairment testing performed in fiscal years beginning after December 15, 2011. We assess the fair value of our goodwill annually, during our third fiscal quarter. This guidance is not expected to have a material impact on the consolidated financial statements.

In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a “qualitative” assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect the provisions of ASU 2012-02 to have a material effect on our financial position or results of operations.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

On August 25, 2010, Ernst & Young, LLP (the “Former Auditors”) was dismissed as Dave & Buster’s, Inc.’s independent registered public accounting firm. The Audit Committee of the Board of Directors of Dave & Buster’s, Inc. approved their dismissal on August 24, 2010. The dismissal of the Former Auditors was effective immediately for matters related to Dave & Buster’s, Inc. For matters related to Dave & Buster’s Entertainment, Inc., the dismissal was effective on October 26, 2010.

The Former Auditors’ audit reports on Dave & Buster’s, Inc.’s and Dave & Buster’s Entertainment, Inc.’s consolidated financial statements for fiscal year 2009 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During Dave & Buster’s, Inc.’s and Dave & Buster’s Entertainment, Inc.’s fiscal year ended January 31, 2010 and through the subsequent interim period on or prior to dismissal, (a) there were no disagreements between Dave & Buster’s, Inc. or Dave & Buster’s Entertainment, Inc. and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditors, would have caused the Former Auditors to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 304(a)(1)(v)(A) through (D) of Regulation S-K of the Securities Act have occurred.

Effective September 2, 2010, the Audit Committee of the Board of Directors of Dave & Buster’s, Inc. appointed KPMG LLP as its new independent registered public accounting firm for the fiscal years ending January 29, 2012 and January 30, 2011. Subsequently, we appointed KPMG LLP as the registered public accounting firm of Dave & Buster’s Entertainment, Inc. for the fiscal years ended January 29, 2012 and January 30, 2011. During our fiscal 2009 year and subsequent interim period on or prior to September 2, 2010, we did not consult with KPMG LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

Dave & Buster’s Entertainment, Inc. and Dave & Buster’s Holdings, Inc. were not SEC filers at the time of the Former Auditors’ dismissal.

BUSINESS

Company Overview

We are a leading owner and operator of high-volume venues that combine dining and entertainment in North America for both adults and families. Founded in 1982, the core of our concept is to offer our guest base the opportunity to “Eat Drink Play” all in one location. We believe we are currently the largest national chain offering a full menu of casual dining food items and a full selection of non-alcoholic and alcoholic beverage items together with an extensive assortment of entertainment attractions, including skill and sports-oriented redemption games, video games, interactive simulators and other traditional games. Unlike the strategy of many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to generate incremental revenues and improve the guest’s experience. While our guests are primarily a balanced mix of men and women aged 21 to 39, we believe we are also an attractive venue for families with children and teenagers. As of September 4, 2012, we owned and operated 59 stores in 25 states and Canada. In addition, there is one franchised store operating in Canada. The formats of our stores are flexible, which we believe allows us to size each store appropriately for each market in which we compete. Our stores average approximately 47,000 square feet, range in size between 16,000 and 66,000 square feet and are open seven days a week. For the twelve months ended July 29, 2012, we generated total revenues, Adjusted EBITDA and net income of $575.7 million, $111.5 million and $0.3 million, respectively. For the twenty-six weeks ended July 29, 2012 and the twenty-six weeks ended July 31, 2011, we generated total revenues of $311.4 million and $277.3 million, respectively, Adjusted EBITDA of $66.4 million and $53.3 million, respectively, and net income (loss) of $7.3 million and $(0.02) million, respectively. For fiscal 2011 and fiscal 2010 (combined), we generated total revenues of $541.5 million and $521.5 million, respectively, Adjusted EBITDA of $98.4 million and $86.3 million, respectively, and net income (loss) of $(7.0) million and $(7.3) million, respectively.

We believe we have an attractive store economic model that enables us to generate what we believe to be high average store revenues and Store-level EBITDA. For comparable stores in fiscal 2011, our average revenues per store were $9.8 million, average Store-level EBITDA was $2.3 million and average Store-level EBITDA margin was 24%. Furthermore, for that same period, all 52 of our Dave & Buster’s comparable stores had positive Store-level EBITDA, with over 85% of our stores generating more than $1.0 million of Store-level EBITDA each. After allocating corporate general and administrative expenses, our Adjusted EBITDA margin was 18.2% for fiscal 2011. Store-level and Adjusted EBITDA exclude a number of significant items, including our interest expense and depreciation and amortization expense. A key feature of our business model is that approximately 50% of our total revenues for fiscal 2011 were from our entertainment offerings, which have a relatively low variable cost component (consisting primarily of “Winner’s Circle” redemption items) and contributed a gross margin of 85% for the period.

Since being taken private in 2006 when our current management team joined the Company, we have implemented a series of operating and strategic initiatives that we believe have streamlined our operations and reduced costs. The operating initiatives undertaken by our management team include, among others, the implementation of new ordering technology and labor scheduling to drive productivity, the introduction of automated kiosks and related pricing strategies to reduce labor costs and increase revenues on each Power Card sold and centralization or restructuring of certain functions resulting in an overall reduction in staffing levels. We believe that the lower variable costs (such as the cost of products associated with our entertainment revenues) in our business model, effective management of our corporate cost structure and national marketing expenditures create operating leverage in our business, which we believe will allow us to increase revenues within our existing operations without a proportional increase in costs. As a result, we believe we have the potential to improve margins and deliver increased earnings from any growth in comparable store sales, although there can be no guarantee that we will do so and we have experienced net losses in the fiscal 2011, 2010 and 2009 periods. While we have implemented initiatives focused on our cost structure, we have simultaneously increased our guest satisfaction in both food and entertainment, based on the results of our periodic Guest Satisfaction Survey.

Our management team has also refined our large store format and developed a new small store format, which we believe will allow us to increase the number of markets in which we can grow. Both of our new store formats are smaller and less expensive to build, which we believe will help us to achieve our targeted cash-on-cash returns. With respect to stores we expect to open in the near term, we are targeting a year one cash-on-cash return of 25% to 35% for both our large format and small format store openings, and, since the beginning of 2008, our nine store openings (that have been open for more than 12 months) have generated average year one cash-on-cash returns of 38.4%.

Our History

In 1982, David “Dave” Corriveau and James “Buster” Corley founded Dave & Buster’s under the belief that there was consumer demand for a combined experience of entertainment, food and drinks. We opened our first store in Dallas, Texas in 1982 and since then we have expanded our portfolio nationally to 59 company-owned stores across 25 states and Canada.

From 1997 to early 2006, we operated as a public company under the leadership of Dave and Buster. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc. (“D&B Holdings”), a holding company controlled by affiliates of Wellspring Capital Partners III, L.P. (“Wellspring”) and HBK Main Street Investors L.P. (“HBK”). In connection with the acquisition of Dave & Buster’s, Inc. by Wellspring and HBK, Dave & Buster’s, Inc’s common stock was delisted from the New York Stock Exchange. In addition, in 2006 we hired our current management team led by our Chief Executive Officer, Stephen King.

On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds” and together with their manager, Oak Hill Capital Management, LLC, and its related funds, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of D&B Holdings from Wellspring and HBK. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). As part of the Acquisition, the allocation of the purchase price to the assets and liabilities as of June 1, 2010 were recorded based on internal assessments and third party valuation studies, resulting in a write-up of certain depreciating tangible assets in the amount equal to $29.1 million and an extension of the useful lives of certain of these assets and a $15.9 million increase in other amortizing long-lived assets. As a result of the Acquisition and certain post-acquisition activity, the Oak Hill Funds directly control approximately 95.4% of our outstanding common stock and have the right to appoint certain members of our Board of Directors, and certain members of our Board of Directors and management control approximately 4.6% of our outstanding common stock. Upon completion of this offering, the Oak Hill Funds will beneficially own approximately 68.3% of our outstanding common stock, or 65.5% if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately 3.3% of our common stock or 3.2% if the underwriters exercise their option to purchase additional shares in full. The Oak Hill Funds will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. See “Principal Stockholders.”

On September 30, 2010, we purchased 197,010 shares of our common stock from a former member of management for $1.5 million, of which $0.5 million was paid in fiscal 2010 and $1.0 million was paid in fiscal 2011. As described below, we subsequently resold 9,850 and 109,450 of the purchased shares on March 23, 2011 and January 18, 2012, respectively. We continue to retain 77,710 of the purchased shares as treasury stock.

On February 22, 2011, we issued $180.8 million aggregate principal amount at maturity of 12.25% senior discount notes (the “existing discount notes”). The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity. We received net proceeds of $100.0 million, which we used to pay debt issuance costs and to repurchase a portion of our outstanding common stock from certain of our stockholders. We did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. or any of their subsidiaries are guarantors of these notes.

On March 23, 2011, we sold to a member of management 9,850 shares of our common stock held in treasury for an aggregate sale price equal to seventy-five thousand dollars, the value based on an independent third party valuation prepared as of January 30, 2011.

On June 28, 2011, we purchased 11,873 of our common stock from a former member of management for approximately ninety thousand dollars. The purchased shares are being retained as treasury stock by the Company.

On January 13, 2012, we purchased 55,431 shares of our common stock from a former member of management for approximately $0.5 million. The purchased shares are being retained as treasury stock by the Company.

On January 18, 2012, we sold 109,450 shares of our common stock held as treasury stock to three outside directors for an aggregate price of approximately $1.0 million. Proceeds from the sale were used to repay funds that had been advanced to us by Dave & Buster’s, Inc. The per share sale price approximates the value per share as determined by an independent third party valuation prepared as of October 30, 2011.

Upon completion of this offering, the Oak Hill Funds will beneficially own approximately 68.3% of our outstanding common stock, or 65.5% if the underwriters exercise their option to purchase additional shares in full, and certain members of our Board of Directors and our management will beneficially own approximately 3.3% of our common stock or 3.2% if the underwriters exercise their option to purchase additional shares in full. The Oak Hill Funds will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. See “Principal Stockholders.”

Eat Drink Play—The Core of Our National Concept

When our founders opened our first location in Dallas, Texas in 1982, they sought to create a dining concept with a fun, upbeat atmosphere providing interactive entertainment options for adults and families, while serving high-quality food and beverages. Since then we have followed the same principle for each new store, and in doing so we believe we have developed a distinctive brand based on our guest value proposition: Eat Drink Play. The interplay between entertainment, dining and full-service bar areas is the defining feature of the Dave & Buster’s guest experience, and the layout of each store is designed to promote crossover between these activities. We believe this combination creates an experience that cannot be easily replicated at home or elsewhere without having to visit multiple destinations. Our locations are also designed to accommodate private parties, business functions and other corporate sponsored events.

We seek to distinguish our food menu from other casual dining concepts. Our recently reengineered menu includes items that we believe reinforce the fun of the Dave & Buster’s brand. Recent additions to the menu have become top sellers within their categories. We believe we offer high-quality meals, including gourmet pastas, choice-grade steaks, premium sandwiches, decadent desserts and health-conscious entrée options that compare favorably to those of other higher end casual dining operators. Each of our locations also offers full bar service including a variety of beers, signature cocktails, premium spirits and nonalcoholic beverages. Food and beverage accounted for approximately 50% of our total revenues during fiscal 2011.

The “Midway” in each of our stores is an area where we offer a wide array of amusements and entertainment options, with typically over 150 redemption and simulation games. We believe the entertainment options in our Midway are a core differentiating feature of our brand, and our amusement and other revenues accounted for approximately 50% of our total revenues during fiscal 2011. Redemption games, which represented 79% of our amusement and other revenues in fiscal 2011, offer our guests the opportunity to win tickets that are redeemable at our “Winner’s Circle” for prizes ranging from branded novelty items to high-end home electronics. We believe this “opportunity to win” creates a fun and highly-energized social experience that is an important aspect of the Dave & Buster’s in-store experience and cannot be replicated at home. Our video and simulation games, many of which can be played by multiple guests simultaneously and which include some of the latest high-tech games commercially available, represented 18% of our amusement and other revenues in fiscal 2011. Traditional amusements, which include billiards, bowling and shuffleboard tables, represented the remainder of our amusement and other revenues. Each of our stores also contains multiple large screen televisions and high quality audio systems providing guests with a venue for watching live sports and other televised events.

Our Company’s Core Strengths

We believe we benefit from the following strengths:

Strong, distinctive brand with broad guest appeal.    We believe that the multi-faceted guest experience of Eat Drink Play at Dave & Buster’s, supported by our marketing campaigns as well as our 29 year history, have helped us create a widely recognized brand with no direct national competitor that combines all three elements in the same way. In areas in which we have existing stores, over 90% of our customers stated that they are aware of our brand as a dining and entertainment venue. Our brand’s connection with its guests is evidenced by our guest loyalty program that, as of July 2012, had over 2.0 million members, which represents an increase of 42% since June 2011. Our guest research shows that our brand appeals to a balanced mix of male and female adults, primarily between the ages of 21 and 39, as well as families and teenagers. Based on guest survey results, we also believe that the average household income of our guests is over $80,000, which we believe is representative of an attractive demographic.

Multi-faceted guest experience and our value proposition.    We believe that our combination of interactive entertainment, high-quality dining and full-service beverage offerings, delivered in a highly-energized atmosphere that caters to both adults and families, provides a multi-faceted guest experience that cannot be replicated at home or elsewhere without having to visit multiple destinations. We also believe that the cost of visiting a Dave & Buster’s offers a value proposition for our guests comparable or superior to many of the separately available dining and entertainment options.

Store economic model capable of delivering diversified cash flows and strong cash-on-cash returns.    We believe our store economic model provides certain benefits in comparison to traditional restaurant concepts, which we believe helps increase our average store revenues and Store-level EBITDA. Our entertainment offerings have lower proportion of variable costs and produced gross margins of 85% for fiscal 2011. With approximately half of our revenues from entertainment, we believe we have less exposure than traditional restaurant concepts to food costs, which represented only 9% of our revenues in fiscal 2011. We believe that the low variable cost of our business model, our national marketing expenditures and effective management of our current corporate cost structure, which we believe has benefited from the operating initiatives implemented by management in recent years, create operating leverage in our business. As a result, we believe, we have the potential to further improve margins and deliver greater earnings from any increases in comparable store sales. For example, with comparable store sales growth of 2.2% in fiscal 2011 over fiscal 2010, our operating income and operating income margin increased by 55.1% and 209 basis points, respectively. Similarly, our Adjusted EBITDA and Adjusted EBITDA margin increased by 14.0% and 163 basis points, respectively. We believe the combination of our improved store-level margins and our refined new store formats, which are less expensive to build, will help us achieve our targeted year one cash-on-cash returns of 25% to 35% for both our large format and small format store openings, although there is no guarantee such results will occur. Since the beginning of fiscal 2008, our nine store openings (that have been open for more than 12 months) have generated average year one cash-on-cash returns of 38.4%. We define strong cash-on-cash returns as those greater than 20%.

History of product innovation and marketing initiatives.    We have a history of implementing what we consider to be innovative marketing initiatives, including our Eat & Play Combo, higher Power Card denominations, Super Charge up-sell and Half-Price Game Play on Wednesdays:

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Eat & Play Combo. Our original Eat & Play Combo offers guests a choice of one of eight entrees together with a $10 Power Card for only $15.99 (in most store locations). We have subsequently enhanced our Eat & Play Combo offerings to offer additional levels with more expensive entrees and/or higher dollar value Power Cards.

•	Higher Power Card denominations. We have raised the highest denomination of Power Card offered to our guests from $25 to $100.

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Super Charge up-sell. We have refined our Super Charge promotion to offer a guest purchasing a Power Card with a value of $10 to $50 the option of adding 25% more game play for an upcharge ranging from $2 to $5.

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Half-Price Game Play on Wednesdays. Our Half-Price Game Play promotion allows our guests to play any of the games in our Midway at half-price, essentially doubling the value of their Power Cards on Wednesdays, which are traditionally one of the slowest traffic days of the week.

We believe these initiatives have helped increase guest visits while encouraging them to participate more fully across our range of food, beverage and entertainment offerings. We are continuously working with game manufacturers and food providers to create new games and food items to retain and generate guest traffic. We also take advantage of our proprietary technology linking games with Power Cards to change prices and offer promotions to increase the overall performance of our stores and to increase the efficiency of the Midway.

Commitment to guest satisfaction.    While we have been focused on margin enhancing initiatives, we have simultaneously improved our guest satisfaction levels. Through the implementation of guest feedback tools throughout the organization, including a periodic Guest Satisfaction Survey and Quarterly Brand Health Study, we collect information from our guests that helps us to improve and enhance the overall guest experience. We have identified several key drivers of guest satisfaction, and have initiated programs to improve focus on these drivers while improving our cost structure. The percentage of guest survey respondents rating us “Top Box” in our Guest Satisfaction Survey has improved significantly over the past several years. Between fiscal 2007 when the surveys began and July 29, 2012, the number of guests responding “Very Likely” on “Intent to Recommend to a Friend, Relative or Colleague” increased from 64.8% to 82.6%. The number of guests responding “Excellent”

on “Food Quality” increased from 37.9% to 76.5%. Most importantly, the percentage of “Excellent” scores for “Overall Experience” increased from 44.0% to 78.5% over the same period. The Guest Satisfaction Survey information is reported voluntarily by our guests, and we encourage participation in our feedback tools through promotional offers. In early 2010, we changed the form of reward for completing the survey, which resulted in an increase in the percentage of completed surveys, but we do not believe has materially impacted the results.

Percentage of Walk-In Guests Awarding “Top Box” Scores

Experienced management team.    We believe we are led by a strong management team with extensive experience with national brands in all aspects of casual dining and entertainment operations. In 2006, we hired our Chief Executive Officer, Stephen King. From fiscal 2006 to fiscal 2011, under the leadership of Mr. King, Adjusted EBITDA has grown by over 39%, Adjusted EBITDA margins have increased by approximately 436 basis points and employee turnover and guest satisfaction metrics have improved significantly. Our management team has invested approximately $4.2 million of cash in the equity of Dave & Buster’s and currently owns 10.9% of the equity on a fully diluted basis. We believe that our management team’s prior experience in the restaurant and entertainment industries combined with its experience at Dave & Buster’s in recent years provides us with insights into our guest base and enables us to create the dynamic environment that is core to our brand.

Our Growth Strategies

The operating strategy that underlies the growth of our concept is built on the following key components:

Pursue disciplined new store growth.    We will continue to pursue what we believe to be a disciplined new store growth strategy in both new and existing markets where we believe we are capable of achieving consistent high store revenues and strong store-level cash-on-cash returns. We have created a new store expansion strategy and rebuilt our pipeline of potential new stores by instituting a site selection process that allows us to evaluate and select our new store location, size and design based on consumer research and analysis of operating data from sales in our existing stores. Where permitted, we also collect home zip code information from our guests on a voluntary basis through the Power Card kiosks in our existing stores, which allows us to determine how far they have traveled to reach that particular store. Our site selection process and flexible store design enable us to customize each store with the objective of maximizing return on capital given the characteristics of the market and location. We expect our new large format stores to be approximately 35,000 – 40,000 square feet and our small format stores to be approximately 22,000 – 25,000 square feet, which provides us the flexibility to enter new smaller markets and further penetrate existing markets. These formats also provide us the flexibility to choose between building new stores or converting existing space. With respect to stores we expect to open in the near term, we are targeting a year one cash-on-cash return of 25% to 35% for both our large format and small format store openings, levels that are consistent with the average of Dave & Buster’s store openings in recent years. To achieve this return we target a ratio of first year store revenues to net development costs of approximately one-to-one and Store-level EBITDA margins, excluding national marketing costs, of 27% to 30%. We also target average net development costs of approximately $10.3 million for large format stores and approximately $6.3 million for small format stores.

We believe the Dave & Buster’s brand is significantly under-penetrated, with internal studies and third-party research suggesting a total store universe in the United States and Canada in excess of 150 stores (including our 59 existing company-owned stores), approximately two and a half times our current store base. We currently plan to open four stores in fiscal 2012 (including our store in Oklahoma City, Oklahoma that opened on January 30, 2012), six stores in fiscal 2013 and seven stores in fiscal 2014. We expect to spend approximately $40.0 million ($31.0 million net of cash contributions from landlords) for new store construction in 2012, which we expect will be financed with available cash and operating cash flows. Thereafter, we believe we can continue opening new stores at an annual rate of approximately 10% of our then existing store base. Our ability to open new stores in the future is subject to the availability of sufficient cash flows and financing, as well as other factors, and therefore there is no guarantee we will open new stores at this rate.

Grow our comparable store sales.    We intend to grow our comparable store sales by seeking to differentiate the Dave & Buster’s brand from other food and entertainment alternatives, through the following strategies:

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Enhance our food and beverage offerings:    We frequently test new menu items and seek to improve our food offering to better align with the Dave & Buster’s brand. To further reinforce the fun of our brand, our new menu includes familiar food items served in presentations that we view as distinctive and appealing to our guests. In 2011, we developed and tested new presentations for every item on the menu, featuring new plateware and glassware. We saw a significant increase in quality perceptions among our guests during the test with the percentage of guests responding “Excellent” in our Guest Satisfaction Survey on “Overall Food” and “Food Quality” increasing by 7.8% and 12.2%, respectively, and introduced these new presentations to all our stores in May 2012.

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Maintain the latest exciting entertainment options:    We believe that our entertainment options are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest offerings creates excitement and helps drive repeat visits and increase length of guest stay. In fiscal 2012, we expect to spend an average of one hundred eighty-five thousand dollars per store on game refreshment, which we believe will drive brand relevance and comparable store sales growth. Further, we intend to upgrade viewing areas by introducing televisions in excess of 100 inches in stores within key markets in order to capture a higher share of the sports-viewing guest base. We also plan to elevate the redemption experience in our “Winner’s Circle” with prizes that we believe guests will find more attractive, which we expect will favorably impact guest visitation and game play.

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Enhance brand awareness and generate additional visits to our stores through marketing and promotions:    To further national awareness of our brand, we plan to continue to invest a significant portion of our marketing expenditures in television advertising. We have recently launched customized local store marketing programs to increase new visits and repeat visits to individual locations. Our guest loyalty program currently has over 2.0 million members, and we are aggressively improving our search engine and social marketing efforts. Our loyalty program and digital efforts allow us to communicate promotional offers directly to our most passionate brand fans. We also leverage our investments in technology across our marketing platform, including in-store marketing initiatives to drive incremental sales throughout the store.

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Grow our special events usage:    We plan to utilize existing and add new resources to our special events sales force as the corporate special events market improves—the special events portion of our business represented 13% of our total revenues in fiscal 2011. We believe our special events business is an important sampling and promotional opportunity for our guests because many guests are experiencing Dave & Buster’s for the first time.

Continue to enhance margins.    We believe we are well-positioned to continue to increase margins and have additional opportunities to reduce costs. Based on the operating leverage generated by our business model as described above, which we believe has benefited from the operating initiatives implemented by management in recent years and our national marketing expenditures, we believe we have the potential to further improve margins and deliver greater earnings from expected future increases in comparable store sales. Under our current cost structure, we estimate that more than 50% of any comparable store sales growth would flow through to our Adjusted EBITDA. We also believe that improved labor scheduling technology will allow us to further increase labor productivity in the future. Our continued focus on operating margins at individual locations and the deployment of best practices across our store base is expected to yield incremental margin improvements, although there is no guarantee that we will be able to achieve greater margins or greater earnings in the future.

Site Selection

We believe that the location of stores is critical to our long-term success. We devote significant time and resources to strategically analyze each prospective market, trade area and site. We continually identify, evaluate and update our database of potential locations for expansion. To refine our site selection, we recently conducted extensive demographic and market analyses to determine the key drivers of successful new store performance. We now base new site selection on an analytical evaluation of a set of drivers we believe increase the probability of successful, high-volume stores.

On January 30, 2012, we opened a store in Oklahoma City, Oklahoma. This store opened as a small format design. We plan to open three additional stores in 2012 (one large format store in Dallas, TX and one small format store in each of Orland Park, Illinois and Boise, Idaho). As of July 29, 2012, construction is underway on all three locations.

During 2011, we opened one store in Orlando, Florida, and one store in Braintree, Massachusetts. The store in Orlando opened as a large format design on July 18, 2011, and the store in Braintree also opened as a large format design on December 7, 2011.

During 2010, we opened one store in Wauwatosa, Wisconsin and one store in Roseville, California. The store in Wauwatosa (Milwaukee) opened as a large format design on March 1, 2010 and the store in Roseville (Sacramento) opened as a small format design on May 3, 2010. In 2009, we opened three new stores in Richmond, Virginia; Indianapolis, Indiana; and Columbus, Ohio.

Our Store Formats

We have historically operated stores varying in size from 29,000 to 66,000 square feet. After significant store-level research and analysis we have found that incremental square footage in excess of 40,000 yields limited incremental sales volumes and lower margins. We have also experienced significant variability among stores in volumes, individual store-level EBITDA and net investment costs. Further, we have conducted sales per square foot analyses on individual games and improved the mix of the more profitable attractions within the stores. In order to optimize sales per square foot and further enhance our store economics, we have reduced the target size of our future large format stores to 35,000 – 40,000 square feet. We may take advantage of local market and economic conditions to open stores that are larger or smaller than this target size. To accomplish this, we have reduced the back-of-house space, and optimized the sales area allocated to billiards and other traditional games in favor of space dedicated to more profitable video and redemption games. As a result, we expect to generate significantly higher sales per square foot than the average of our current store base, although there is no guarantee that this will occur.

To facilitate further growth of our brand, we have developed a small store format specifically designed to backfill existing markets and penetrate less densely populated markets. We opened our initial store using a small store format in Tulsa, Oklahoma, in January 2009. We also opened small store formats in Richmond, Virginia in April 2009, Columbus, Ohio in October 2009 and Roseville, California in May 2010. We believe that the small store format will maintain the dynamic guest experience that is the foundation of our brand and allow us flexibility in our site selection process. Moreover, we expect the format to yield higher margins than our current stores by optimizing the ratio of “selling space” to back-of-the-house square footage and improving fixed cost leverage, although there is no guarantee that this will occur. Finally, we believe that the small store format will allow us to take less capital investment risk per store. As a result, we are targeting these smaller format stores to achieve higher returns, more efficient sales per square foot, reduced pre-opening cost relative to our larger formats, and to enable us to expand into additional markets.

Our stores are generally located on land leased by our subsidiaries. Our lease terms, including renewal options, range from 20 to 40 years. Our leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable store’s annual gross revenues, subject to market-based minimum annual rents. Forty-two of our leases include provisions for contingent rent and most have measurement periods which differ from our fiscal year. Currently only 16 locations have revenues that exceed their pro-rata contingent rent revenue threshold. Generally, leases are “net leases” that requires us to pay our pro rata share of taxes, insurance and maintenance costs. Typically, one of our subsidiaries is a party to the lease, and performance is guaranteed by the Company for all or for a portion of the lease term. A lease on one of our stores is scheduled to expire during fiscal 2012. As of July 29, 2012, construction on a replacement store is in progress. The new location is expected to open on or before the expiration date of the lease for the existing location. A decision not to renew a lease for a store could be based on a number of factors, including an assessment of the area in which the store is located. We may choose not to renew, or may not be able to renew, certain of such existing leases if the capital investment then required to maintain the stores at the leased locations is not justified by the return on the required investment. If we are not able to renew the leases at rents that allow such stores to remain profitable as their terms expire, the number of such stores may decrease, resulting in lower revenue from operations, or we may relocate a store, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations or financial condition.

In addition to our leased stores, we lease a 47,000 square foot office building and 30,000 square foot warehouse facility in Dallas, Texas, for use as our corporate headquarters and distribution center. This lease expires in October 2021, with options to renew until October 2041. We also lease a 22,900 square foot warehouse facility in Dallas, Texas, for use as additional warehouse space. This lease expires in January 2014.

Marketing, Advertising and Promotion

Our corporate marketing department manages all consumer-focused initiatives for the Dave & Buster’s brand. In order to drive sales and expand our guest base, we focus our efforts in three key areas:

•	Marketing: national advertising, media, promotions, in-store merchandising, pricing, local and digital marketing programs

•	Food and beverage: menu & product development, in-store execution

•	Guest insights: research, brand health & tracking

We spent approximately $26.6 million in marketing efforts in fiscal 2011, $26.7 million in fiscal 2010 and $26.6 million in fiscal 2009. Our annual marketing expenditures include corporate allocations of the cost of national programs totaling approximately $25.0 million, $25.8 million and $25.7 million in fiscal years 2011, 2010 and 2009, respectively. We have improved marketing effectiveness through a number of initiatives. Over the last three years, we:

•	performed extensive research to better understand our guest base and fine-tune the brand positioning;

•	refined our marketing strategy to better reach both young adults and families;

•	created a new advertising campaign;

•

invested in menu research and development to differentiate our food offerings from our competition and improve key product attributes (quality, consistency, value and overall guest satisfaction) and execution;

•	developed product/promotional strategies to attract new guests and increase spending/length of stay;

•	leveraged our loyalty database to engage and motivate guests;

•	invested more in digital social media to create stronger relationships with consumers; and

•	defined a consistent brand identity that reflects our quality, heritage and energy.

To drive traffic and increase visit frequency and average check size, the bulk of our marketing budget is allocated to our national cable television media. To enhance that effort, we also develop:

•	local marketing plans;

•	in-store promotions;

•	digital loyalty programs;

•	market-wide print;

•	national and local radio;

•	emails; and

•	websites.

We work with external advertising, digital, media and design agencies in the development and execution of these programs.

Special Event Marketing

Our corporate and group sales programs are managed by our sales department, which provides direction, training, and support to the special events managers and their teams within each location. They are supported by a Special Events Call Center located at our Corporate Office, targeted print and online media plans, as well as promotional incentives at appropriate times across the year.

Operations

Management

The management of our store base is divided into six regions, each of which is overseen by a Regional Operations Director or Regional Vice President who reports to the President and Chief Operating Officer. Our Regional Operators oversee seven to twelve Company-owned stores each, which we believe enables them to better support the General Managers and achieve sales and profitability targets for each store within their region. In addition, we have one Regional Operations Director who primarily focuses on new store openings.

Our typical store team consists of a General Manager supported by an average of nine additional management positions. There is a defined structure of development and progression of job responsibilities from Line Manager through various positions up to the General Manager role. This structure ensures that an adequate succession plan exists within each store. Each Management member handles various departments within the location including responsibility for hourly employees. A typical store employs approximately 125 hourly employees, many of whom work part time. The General Manager and the management team is responsible for the day-to-day operation of that store, including the hiring, training and development of team members, as well as financial and operational performances. Our stores are generally open seven days a week, typically from 11:30 a.m. to midnight on Sunday through Thursday and 11:30 a.m. to 2:00 a.m. on Friday and Saturday.

Operational Tools and Programs

We utilize a customized food and beverage analysis program that determines the theoretical food and beverage costs for each store and provides additional tools and reports to help us identify opportunities, including waste management. We perform weekly “test drives” on our games to ensure that our amusement offerings are consistent with Dave & Buster’s standards and operational. Consolidated reporting tools for key drivers of our business exist for our Regional Operations Directors to be able to identify and troubleshoot any systemic issues.

Management Information Systems

We utilize a number of proprietary and third party management information systems. These systems are designed to enable our games functionality, improve operating efficiencies, provide us with timely access to financial and marketing data, and reduce store and corporate administrative time and expense. We believe our management information systems are sufficient to support our store expansion plans.

Training

We strive to maintain quality and consistency in each of our stores through the careful training and supervision of our team members and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, game playability and maintenance of our stores. We provide all new team members with complete orientation and one-on-one training for their positions to help ensure they are able to meet our high standards. All of our new team members are trained by partnering with a certified trainer to assure that the training and information they receive is complete and accurate. Team members are certified for their positions by passing a series of tests, including alcohol awareness training.

We require our new store managers to complete an 8-week training program that includes front of the house service, kitchen, amusements, and management responsibilities. Newly trained managers are then assigned to their home store where they receive additional training with their General

Manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. We conduct semi-annual talent reviews with each manager to discuss prior performance and future performance goals. Once a year we hold a General Manager conference in which our General Managers share best practices and also receive an update on our business plan.

When we open a new store, we provide varying levels of training to team members in each position to ensure the smooth and efficient operation of the store from the first day it opens to the public. Prior to opening a new store, our dedicated training and opening team travels to the location to prepare for an intensive two week training program for all team members hired for the new store opening. Part of the training teams stay on site during the first week of operation. We believe this additional investment in our new stores is important, because it helps us provide our guests with a quality experience from day one.

After a store has been opened and is operating smoothly, the managers supervise the training of new team members.

Recruiting and Retention

We seek to hire experienced General Managers and team members, and offer competitive wage and benefit programs. Our store managers all participate in a performance based incentive program that is based on sales and profit goals. In addition, our salaried and hourly employees are also eligible to participate in a 401(k) plan, medical/dental/vision insurance plans and also receive vacation/paid time off based on tenure.

Food Preparation, Quality Control and Purchasing

We strive to maintain high food quality standards. To ensure our quality standards are met, we negotiate directly with independent producers of food products. We provide detailed quality and yield specifications to suppliers for our purchases. Our systems are designed to protect the safety and quality of our food supply throughout the procurement and preparation process. Within each store, the Kitchen Manager is primarily responsible for ensuring the timely and correct preparation of food products, per the recipes we specify. We provide each of our stores with various tools and training to facilitate these activities.

Foreign Operations

We own and operate one store outside of the United States in Toronto, Canada. This store generated revenue of approximately $10.7 million USD in fiscal 2011, representing approximately 2.0% of our consolidated revenue. As of January 29, 2012, we have less than 1.5% of our long-lived assets located outside the United States. Additionally, a franchisee operates a Dave & Buster’s store located in Niagara Falls, Ontario, Canada which opened on June 25, 2009.

The foreign activities are subject to various risks of doing business in a foreign country, including currency fluctuations, changes in laws and regulations and economic and political stability. We do not believe there is any material risk associated with the Canadian operations or any dependence by the domestic business upon the Canadian operations.

Suppliers

The principal goods used by us are redemption game prizes and food and beverage products, which are available from a number of suppliers. We have expanded our contacts with amusement merchandise suppliers through the direct import program, a program in which we purchase Winner’s Circle merchandise and certain glasses, dishes and furniture directly from offshore manufacturers. We are a large buyer of traditional and amusement games and as a result believe we receive discounted pricing arrangements. Federal and state health care mandates and mandated increases in the minimum wage and other macro economic pressures could have the repercussion of increasing expenses, as suppliers may be adversely impacted and seek to pass on higher costs to us.

Competition

The out-of-home entertainment market is highly competitive. We compete for guests’ discretionary entertainment dollars with theme parks, as well as with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, nightclubs and restaurants. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. Some of these establishments may exist in multiple locations, and we may also face competition on a national basis in the future from other concepts that are similar to ours. We also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery.

Intellectual Property

We have registered the trademarks Dave & Buster’s®, Power Card®, Eat & Play Combo®, and Eat Drink Play®, and have registered or applied to register certain additional trademarks with the United States Patent and Trademark Office and in various foreign countries. We consider our trade name and our signature “bulls-eye” logo to be important features of our operations and seek to actively monitor and protect our interest in this property in the various jurisdictions where we operate. We also have certain trade secrets, such as our recipes, processes, proprietary information and certain software programs that we protect by requiring all of our employees to sign a code of ethics, which includes an agreement to keep trade secrets confidential.

Employees

As of July 29, 2012, we employed 8,015 persons, 179 of whom served at our corporate headquarters, 583 of whom served as management personnel and the remainder of whom were hourly personnel.

None of our employees are covered by collective bargaining agreements and we have never experienced an organized work stoppage, strike or labor dispute. We believe working conditions and compensation packages are competitive with those offered by competitors and consider our relations with our employees to be good.

Legal Proceedings

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business, including intellectual property disputes and miscellaneous premises liability and dram shop claims. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to, or an adverse outcome in any such legal proceedings or claims will not materially affect our business, the consolidated results of our operations or our financial condition.

Properties

As of September 4, 2012, we lease the building or site of all 59 company-owned stores. There is also one franchised store operating in Canada. The Company has no financial obligation relating to the franchisee’s property. The following table sets forth the location of each store we operate and the size of the venue, as of September 4, 2012.

Location/Market	Square Footage	Location/Market	Square Footage
Phoenix, AZ	65,000	Omaha, NE	29,000
Tempe, AZ	50,000	Williamsville, NY (Buffalo)	37,000
Irvine, CA (Los Angeles)	55,000	Farmingdale, NY (Long Island)	60,000
Milpitas, CA (San Jose)	60,000	Islandia, NY (Long Island)	48,000
Ontario, CA (Los Angeles)	60,000	West Nyack, NY (Palisades)	49,000
Orange, CA (Los Angeles)	58,000	New York, NY	33,000
Roseville, CA (Sacramento)	17,000	Westbury, NY (Long Island)	46,000
San Diego, CA	44,000	West Lake, OH (Cleveland)	58,000
Arcadia, CA (Los Angeles)	50,000	Hilliard, OH (Columbus)	38,000
Denver, CO	48,000	Columbus Polaris, OH	17,000
Westminster, CO (Denver)	40,000	Springdale, OH (Cincinnati)	64,000
Hollywood, FL (Miami)	58,000	Oklahoma City, OK	24,000
Jacksonville, FL	40,000	Tulsa, OK	17,000
Orlando, FL	46,000	Franklin Mills, PA (Philadelphia)	60,000
Miami, FL	60,000	Philadelphia, PA	65,000
Marietta, GA (Atlanta)	59,000	Homestead, PA (Pittsburgh)	60,000
Duluth, GA (Atlanta)	57,000	Plymouth Meeting, PA (Philadelphia)	41,000
Lawrenceville, GA (Atlanta)	61,000	Providence, RI	40,000
Honolulu, HI	44,000	Nashville, TN	57,000
Addison, IL (Chicago)	50,000	Arlington, TX (Dallas)	33,000
Chicago, IL	58,000	Austin, TX	40,000
Indianapolis, IN	33,000	Dallas, TX	30,000
Kansas City, KS	49,000	Frisco, TX (Dallas)	50,000
Braintree, MA (Boston)	35,000	Houston I, TX	53,000
Hanover, MD (Baltimore)	64,000	Houston II, TX	66,000
Kensington, MD (Washington, DC)	59,000	San Antonio, TX	50,000
Utica, MI (Detroit)	55,000	Glen Allen, VA (Richmond)	16,000
Maple Grove, MN (Minneapolis)	32,000	Wauwatosa, WI (Milwaukee)	34,000
St. Louis, MO	55,000	Toronto, Canada	60,000
Concord, NC (Charlotte)	53,000

Our stores generally are located on land leased by our subsidiaries. The contracted lease terms, including renewal options, generally range from 20 to 40 years. Our leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable store’s annual gross revenues, subject to market-based minimum annual rents. Forty-two of our leases include provisions for contingent rent and most have measurement periods which differ from our fiscal year. Currently only 16 locations have revenues that exceed their pro rata contingent rent revenue threshold. Generally, leases are “net leases” that require us to pay our pro rata share of taxes, insurance and maintenance costs. Typically, one of our subsidiaries is a party to the lease, and performance is guaranteed by the Company for all or a portion of the lease term.

In addition to our leased stores, we lease a 47,000 square foot office building and 30,000 square foot warehouse facility in Dallas, Texas, for use as our corporate headquarters and distribution center. This lease expires in October 2021, with options to renew until October 2041. We also lease a 22,900 square foot warehouse facility in Dallas, Texas, for use as additional warehouse space. This lease expires in January 2014.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table sets forth information regarding our directors and executive officers as of the date of this Prospectus. Executive officers serve at the request of the Board of Directors.

Name	Age	Position
Stephen M. King	54	Chief Executive Officer and Director
Dolf Berle(1)	49	President and Chief Operating Officer
Joe DeProspero	38	Vice President of Finance
Sean Gleason	47	Senior Vice President and Chief Marketing Officer
Brian A. Jenkins	50	Senior Vice President and Chief Financial Officer
Margo L. Manning	47	Senior Vice President of Human Resources
Michael J. Metzinger	55	Vice President—Accounting and Controller
John B. Mulleady(2)	51	Senior Vice President of Development
J. Michael Plunkett	61	Senior Vice President of Purchasing and International Operations
Jay L. Tobin	54	Senior Vice President, General Counsel and Secretary
Michael J. Griffith(3)	55	Director
Jonathan S. Halkyard(3)	47	Director
David A. Jones	63	Director
Alan J. Lacy	58	Director
Kevin M. Mailender	34	Director
Kevin M. Sheehan(3)	59	Director
Tyler J. Wolfram	46	Chairman of the Board of Directors

(1)	Mr. Berle joined the Company on February 14, 2011.
(2)	Mr. Mulleady joined the Company on April 16, 2012.
(3)	Messrs. Sheehan, Halkyard and Griffith were elected to the Board of Directors of the Company on October 20, 2011.

Set forth below is biographical information regarding our directors and executive officers:

Stephen M. King has served as our Chief Executive Officer and Director since September 2006. From March 2006 until September 2006, Mr. King served as our Senior Vice President and Chief Financial Officer. From 1984 to 2006, he served in various capacities for Carlson Restaurants Worldwide Inc., a company that owns and operates casual dining restaurants worldwide, including Chief Financial Officer, Chief Administrative Officer, Chief Operating Officer and, most recently, as President and Chief Operating Officer of International. Mr. King brings substantial industry, financial and leadership experience to our Board of Directors.

Dolf Berle has served as our President and Chief Operating Officer beginning on February 14, 2011. Mr. Berle has been Executive Vice President of Hospitality and Business and Sports Club Division Head for ClubCorp USA, Inc., the largest owner and operator of golf, country club and business clubs, since August 2009. Previously, Mr. Berle served as President of Lucky Strike Entertainment, an upscale chain of bowling alleys, from December 2006 to July 2009 and Chief Operating Officer of House of Blues Entertainment, Inc., a chain of live music venues, from April 2004 to December 2006.

Joe DeProspero has served as our Vice President of Finance since May 2010. Previously, he served as our Assistant Vice President of Finance from August 2006 to May 2010. Mr. DeProspero served as Director of Financial Analysis for Arby’s Restaurant Group, a company that owns and operates quick-serve sandwich restaurants, from 2005 to 2006 and for Carlson Restaurants Worldwide, Inc., a company that owns and operates casual dining restaurants worldwide, from 2001 to 2005.

Sean Gleason has served as our Senior Vice President and Chief Marketing Officer since August 2009. From June 2005 until October 2008, Mr. Gleason was the Senior Vice President of Marketing Communications at Cadbury Schweppes where he led initiatives for brands such as Dr Pepper, 7UP and Snapple. From May 1995 until May 2005, he served in various capacities (most recently as Vice President, Advertising/Media/Brand Identity) at Pizza Hut for Yum! Brands, the world’s largest restaurant company.

Brian A. Jenkins joined us as our Senior Vice President and Chief Financial Officer in December 2006. From 1996 until August 2006, he served in various capacities (most recently as Senior Vice President—Finance) at Six Flags, Inc., an amusement park operator.

Margo L. Manning has served as our Senior Vice President of Human Resources since November 2010. Previously, she served as our Senior Vice President of Training and Special Events from September 2006 until November 2010, our Vice President of Training and Sales from June 2005 until September 2006 and as Vice President of Management Development from September 2001 until June 2005. From December 1999 until September 2001, she served as our Assistant Vice President of Team Development, and from 1991 until December 1999, she served in various positions of increasing responsibility for us and our predecessors.

Michael J. Metzinger has served as our Vice President—Accounting and Controller since January 2005. From 1986 until January 2005, Mr. Metzinger served in various capacities (most recently as Executive Director—Financial Reporting) at Carlson Restaurants Worldwide, Inc., a company that owns and operates casual dining restaurants worldwide.

John B. Mulleady has served as our Senior Vice President of Development since April 16, 2012. Mr. Mulleady had been Senior Vice President, Director of Real Estate of BJ’s Wholesale Club, Inc. a leading operator of warehouse clubs in the eastern United States, since June 2008. Previously, Mr. Mulleady served as Vice President of Real Estate at Circuit City Stores, Inc., a consumer electronics retailer, from February 2006 to June 2008.

J. Michael Plunkett has served as our Senior Vice President of Purchasing and International Operations since September 2006. Previously, he served as our Senior Vice President—Food, Beverage and Purchasing/Operations Strategy from June 2003 until June 2004 and from January 2006 until September 2006. Mr. Plunkett also served as Senior Vice President of Operations for Jillian’s from June 2004 to January 2006, as Vice President of Kitchen Operations from November 2000 until June 2003, as Vice President of Information Systems from November 1996 until November 2000 and as Vice President and Director of Training from November 1994 until November 1996. From 1982 until November 1994, he served in operating positions of increasing responsibility for us and our predecessors.

Jay L. Tobin has served as our Senior Vice President, General Counsel and Secretary since May 2006. From 1988 to 2005, he served in various capacities (most recently as Senior Vice President and Deputy General Counsel) at Brinker International, Inc., a company that owns and operates casual dining restaurants worldwide.

Michael J. Griffith serves as Vice Chairman of Activision Blizzard, Inc., a worldwide online, personal computer, console, handheld, and mobile game publisher (“Activision Blizzard”). Mr. Griffith has served as Vice Chairman of Activision Blizzard since March 2010 and was President and Chief Executive Officer of Activision Publishing from 2005 to 2010, culminating in the combination of Activision Publishing and Blizzard Entertainment. Prior to joining Activision Blizzard, Mr. Griffith served in a number of executive level positions at The Procter & Gamble Company from 1981 to 2005, including President of the Global Beverage Division from 2002 to 2005, Vice President and General

Manager of Coffee Products from 1999 to 2002, and Vice President and General Manager of Fabric & Home Care—Japan and Korea and Fabric & Home Care Strategic Planning—Asia from 1997 to 1999. Mr. Griffith has served on our Board of Directors since October 2011.

Jonathan S. Halkyard has served as Executive Vice President and Chief Financial Officer of NV Energy, Inc., a holding company providing energy services and products in Nevada, and its wholly-owned utility subsidiaries, Nevada Power Company and Sierra Pacific Power Company, since July 9, 2012. Mr. Halkyard served as Executive Vice President of Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.), one of the largest casino entertainment providers in the world (“Caesars”), from July 2005 until May 2012 and Chief Financial Officer from August 2006 until May 2012. Previously, Mr. Halkyard served Caesars as Treasurer from November 2003 through July 2010, Vice President from November 2002 to July 2005, Assistant General Manager—Harrah’s Las Vegas from May 2002 until November 2002 and Vice President and Assistant General Manager—Harrah’s Lake Tahoe from September 2001 to May 2002. Mr. Halkyard has served on our Board of Directors since October 2011.

David A. Jones is an operating consultant (with the title of Senior Advisor) to the Oak Hill Funds, providing consulting services to various portfolio companies, since 2008. Prior to advising the Oak Hill Funds, he served from 2005 until 2007 as the Chairman and Global Chief Executive Officer of Spectrum Brands, Inc., a $2.7 billion publicly traded consumer products company with operations in 120 countries worldwide and whose brand names include Rayovac, Varta, Remington, Cutter and Tetra. From 1996 to 2005, Mr. Jones was the Chairman and Chief Executive Officer of Rayovac Corporation (the predecessor to Spectrum Brands), a $1.4 billion publicly traded global consumer products company with major product offerings in batteries, portable lighting and shaving and grooming categories. After Mr. Jones was no longer an executive officer of Spectrum Brands, it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2009 and exited from bankruptcy proceedings in August 2009. In aggregate, Mr. Jones has over 35 years of experience in senior leadership roles at several leading public and private global consumer products companies, including Spectrum Brands, Rayovac, Thermoscan, Regina, Electrolux, Sara Lee, and General Electric. He currently serves as a director of Pentair, Inc., The Hillman Companies, Inc. and Earth Fare, Inc. Mr. Jones has served on our Board of Directors since June 2010. He brings substantial management experience to our Board of Directors.

Alan J. Lacy is an operating consultant (with the title of Senior Advisor) to the Oak Hill Funds, providing consulting services to various portfolio companies, since 2007. Prior to advising the Oak Hill Funds, he was Vice Chairman and Chief Executive Officer of Sears Holdings Corporation, a large broadline retailer, and Chairman and Chief Executive Officer of Sears Roebuck and Co. (“Sears”), a large retail company. During Mr. Lacy’s tenure as CEO of Sears, the company created significant value for shareholders by executing major restructuring and growth initiatives, including the merger of Sears and Kmart, the acquisition of Lands’ End and the sale of Sears’ credit business. Prior to that, Mr. Lacy was employed in a number of executive level positions at major retail and consumer products companies, including Sears, Kraft, Philip Morris and Minnetonka Corporation. Mr. Lacy currently serves as a director of Bristol-Myers Squibb Company, The Hillman Companies, Inc. and Earth Fare, Inc., and served as a director of The Western Union Company from 2006-2011. Mr. Lacy is a Trustee of Fidelity Funds and a Trustee and former Chairman of the Board of the National Parks Conservation Association. Mr. Lacy has served on our Board of Directors since June 2010 and serves as Lead Independent Director. He brings substantial management experience to our Board of Directors.

Kevin M. Mailender is a Principal of Oak Hill Capital Management, LLC and has been with the firm since 2002. Mr. Mailender is responsible for investments in the Consumer, Retail & Distribution industry group. He currently serves as a director of The Hillman Companies, Inc. and Earth Fare, Inc.

Mr. Mailender has served on our Board of Directors since June 2010 and brings substantial financial, investment and business experience to our Board of Directors.

Kevin M. Sheehan serves as President and Chief Executive Officer of NCL Corporation Ltd., a leading global cruise line operator (“Norwegian”). Mr. Sheehan has served as President of Norwegian since August 2010 (and previously from August 2008 through March 2009) and Chief Executive Officer of Norwegian since November 2008. Mr. Sheehan also served as Executive Vice President and Chief Financial Officer of Norwegian from November 2007 until September 2010. Before joining Norwegian, Mr. Sheehan spent two and one-half years consulting to private equity firms including Cerberus Capital Management LP (2006-2007) and Clayton Dubilier & Rice (2005-2006). From August 2005 to January 2008, Mr. Sheehan served on the faculty of Adelphi University as Distinguished Visiting Professor—Accounting, Finance and Economics. Prior to that, Mr. Sheehan served a nine-year career with Cendant Corporation, most recently serving as Chairman and Chief Executive Officer of its Vehicle Services Division (including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express). Mr. Sheehan serves on the Board of Directors, as Chairman of the Audit Committee, and as a member of the Compensation Committee of GateHouse Media, Inc. (one of the largest publishers of locally based print and online media in the United States) and serves on the board of directors of XOJET, Inc. (a private aviation company). Mr. Sheehan has served on our Board of Directors since October 2011.

Tyler J. Wolfram is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 2001. He is responsible for originating, structuring, and managing investments in the Consumer, Retail & Distribution industry group. He currently serves as a director of NSA International, LLC, The Hillman Companies, Inc. and Earth Fare, Inc. Mr. Wolfram has served as Chairman of our Board of Directors since June 2010 and he brings substantial financial, investment and business experience to our Board of Directors.

Director Compensation

The following table sets forth the information concerning all compensation paid by the Company during fiscal 2011 to our directors.

Name(1)	Year	Fees earned or paid in cash($)(2)(4)	Option awards($)(3)	All other compensation($)	Total($)(4)
Michael J. Griffith	2011	50,000	—	—	50,000
Jonathan S. Halkyard	2011	66,667	—	—	66,667
Alan J. Lacy	2011	118,750	—	—	118,750
David A. Jones	2011	92,500	—	—	92,500
Kevin M. Sheehan	2011	74,167	—	—	74,167

(1)	Messrs. King, Wolfram, and Mailender were omitted from the Director Compensation Table as they do not receive compensation for service on our Board of Directors. Mr. King’s compensation is reflected in the Summary Compensation Table.
(2)	Reflects the prorata portion of the annual stipend received for service on the Board of Directors during 2011. Board members are also reimbursed for out-of-pocket expenses incurred in connection with their board service. Such reimbursements are not included in this Table. There are no other fees earned for service on the Board of Directors.
(3)

As of the end of our 2011 fiscal year, Mr. Jones held zero vested and 107,961 unvested stock options, and Mr. Lacy held zero vested and 215,923 unvested stock options. Contemporaneously with this offering, 55% of the number of shares subject to the original grant will be vested and exercisable and the remaining 45% will vest ratably over a three-year period. All of such stock options are exercisable at a price of $7.61 per share and expire on June 1, 2020.

(4)	Amounts paid to each of the directors in fiscal 2011 include a payment related to first quarter fiscal 2012 fees. For Messrs. Griffith and Halkyard, the first quarter 2012 fees included above are $25,000. For Messrs. Jones, Lacy and Sheehan, the first quarter 2012 fees included above are $27,500, $31,250 and $28,750, respectively.

The members of our Board of Directors, other than Messrs. Griffith, Halkyard, Jones, Lacy and Sheehan, are not separately compensated for their services as directors, other than reimbursement for out-of-pocket expenses incurred in connection with rendering such services. In addition to reimbursement for out-of-pocket expenses incurred in connection with their board service, Messrs. Griffith, Halkyard, Jones, Lacy and Sheehan receive an annual cash stipend of $100,000 per year for serving as members of our Board of Directors. Mr. Jones receives an additional annual stipend of $10,000 for serving as Chair of our Compensation Committee. Mr. Lacy receives an additional annual stipend of $25,000 for serving as our Lead Independent Director. Mr. Sheehan receives an additional annual stipend of $15,000 for serving as Chair of our Audit Committee. Messrs. Jones and Lacy participate in D&B Entertainment’s 2010 Management Incentive Plan and each has received an option grant in consideration of their service on our Board of Directors.

Following the consummation of this offering, the members of the Board of Directors will be compensated for their services as directors, through board fees of $12,500 per quarter, annual stock option grants with a value of $50,000, annual restricted stock unit grants with a value of $50,000, and reimbursement for out-of-pocket expenses incurred in connection with rendering such services for so long as they serve as directors. The lead independent director will receive an annual stipend of $25,000 in cash. The chairman of the audit committee will receive an annual stipend of $15,000 in cash, the chairman of the compensation committee will receive an annual stipend of $10,000 in cash and the chairman of the nominating and corporate governance committee will receive an annual stipend of $5,000 in cash.

Contemporaneously with this offering, we intend to grant stock options to Messrs. Griffith, Halkyard and Sheehan with an intended value of approximately $150,000 each. The stock options will vest one year from the date of grant.

Director Independence and Controlled Company Exception

Our Board of Directors has affirmatively determined that all of our directors other than our Chief Executive Officer will be independent directors under the applicable rules of NASDAQ. In addition, our Board of Directors has affirmatively determined that each member of the Audit Committee, Messrs. Griffith, Halkyard, and Sheehan, satisfies the independence requirements for members of an audit committee as set forth in Rule 10A-3(b)(1) of the Exchange Act.

After completion of this offering, affiliates of the Oak Hill Funds will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of NASDAQ corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, our stockholders will not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Corporate Governance

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The charters for each of these committees are posted on our website at www.daveandbusters.com/about/corporategovernance.aspx. The Board of Directors does not have a policy with regard to the consideration of any director candidates recommended by our debt holders or other parties.

The Audit Committee, comprised of Messrs. Sheehan, Halkyard and Griffith, and chaired by Mr. Sheehan, recommends to the Board of Directors the appointment of the company’s independent auditors, reviews and approves the scope of the annual audits of the company’s financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies. It operates pursuant to a charter that was adopted on September 6, 2012. In addition, the Board of Directors has determined that each of the members of the Audit Committee is qualified as a “financial expert” under the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC.

The Compensation Committee, comprised of Messrs. Wolfram, Jones, Lacy, Griffith and Halkyard, and chaired by Mr. Jones, reviews the company’s compensation philosophy and strategy, administers incentive compensation, reviews the CEO’s performance and compensation, reviews recommendations on compensation of other executive officers, and reviews other special compensation matters, such as executive employment agreements. It operates pursuant to a charter that was adopted on September 6, 2012. The Compensation Committee will form a subcommittee, the Plan Subcommittee, comprised of Messrs. Griffith and Halkyard, to administer and make awards under the Company’s performance or incentive based compensation plans and stock option or equity-based compensation plans.

The Nominating and Corporate Governance Committee, comprised of Messrs. Wolfram, Lacy, and Mailender, and chaired by Mr. Wolfram, identifies and recommends the individuals qualified to be nominated for election to the Board of Directors, recommends the member of the Board of Directors qualified to be nominated for election as its Chairperson, recommends the members and chairperson for each committee of the Board of Directors, periodically reviews and assesses our Corporate Governance Guidelines and Principles and Code of Business Conduct and Ethics and oversees the annual self-evaluation of the performance of the Board of Directors and the annual evaluation of the performance of our management. It operates pursuant to a charter that was adopted on September 6, 2012. Under the stockholders’ agreement, the Oak Hill Funds have the right to nominate the members of the Nominating and Corporate Governance Committee.

The entire Board of Directors is engaged in risk management oversight. At the present time, the Board of Directors has not established a separate committee to facilitate its risk oversight responsibilities. The Board of Directors will continue to monitor and assess whether such a committee would be appropriate. The Audit Committee assists the Board of Directors in its oversight of our risk management and the process established to identify, measure, monitor, and manage risks, in particular major financial risks. The Board of Directors receives regular reports from management, as well as from the Audit Committee, regarding relevant risks and the actions taken by management to adequately address those risks.

Our board leadership structure separates the Chairman and Chief Executive Officer roles into two positions. We established this leadership structure based on our ownership structure and other relevant factors. The Chief Executive Officer is responsible for our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board of Directors provides guidance to the Chief Executive Officer and presides over meetings of the Board of Directors. We believe that this structure is appropriate under current circumstances, because it allows management to make the operating decisions necessary to manage the business, while helping to keep a measure of independence between the oversight function of our Board of Directors and operating decisions.

Code of Business Ethics and Whistle Blower Policy

Contemporaneously with this offering, the Board of Directors adopted a Code of Business Ethics that applies to its directors, officers (including its Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions), and management employees. The Code of Business Ethics is available on our website at www.daveandbusters.com/about/codeofbusinessethics.aspx. We intend to post any material amendments or waivers of our Code of Business Ethics that apply to our executive officers on this website. In addition, our Whistle Blower Policy is available on our website at www.daveandbusters.com/about/whistleblowerpolicy.aspx.

Communications with the Board of Directors

If security holders wish to communicate with the Board of Directors or with an individual director, they may direct such communications in care of the General Counsel, 2481 Mañana Drive, Dallas, Texas 75220. The communication must be clearly addressed to the Board of Directors or to a specific director. The Board of Directors has instructed the General Counsel to review and forward any such correspondence to the appropriate person or persons for response.

Compensation Committee Interlocks and Insider Participation

During 2011, the members of our compensation committee were Messrs. Wolfram, Jones, Lacy, Griffith and Halkyard. Mr. Wolfram is a partner at Oak Hill Capital Management, LLC and Messrs. Jones and Lacy are Senior Advisors to the Oak Hill Funds. We entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC concurrently with the consummation of the Acquisition. Pursuant to this agreement, Oak Hill Capital Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. The initial term of the expense reimbursement agreement expires in June 2015 and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. Upon the consummation of an initial public offering (including this offering), the expense reimbursement agreement will automatically terminate. However, the Oak Hill Funds and their affiliates will continue to be reimbursed for all reasonable direct and indirect costs and out-of-pocket expenses incurred in connection with monitoring and maintaining its investment in us pursuant to the stockholders’ agreement. See “Certain Relationships and Related Transactions.”

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or Board of Directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section describes our compensation program for our named executive officers (“NEOs”). The following discussion focuses on our compensation program and compensation-related decisions for fiscal 2011 and also addresses why we believe our compensation program supports our business strategy and operational plans.

Compensation philosophy and overall objectives of executive compensation programs

It is our philosophy to link executive compensation to corporate performance and to create incentives for management to enhance our value both in the short and long-term. The following objectives have been adopted by the Compensation Committee as guidelines for compensation decisions:

•	provide a competitive total executive compensation package that enables us to attract, motivate and retain key executives;

•	integrate the compensation arrangements with our annual and long-term business objectives and strategy, and focus executives on the fulfillment of these objectives;

•	provide variable compensation opportunities that are directly linked with our financial and strategic performance; and

•	ensure appropriate governance of our plans to ensure they are managed appropriately and truly adding value.

Procedures for determining compensation

Our Compensation Committee has the overall responsibility for designing and evaluating the salaries, incentive plan compensation, policies and programs for our NEOs. The Compensation Committee relies on input from our Chief Executive Officer regarding the NEOs’ individual performance (other than himself) and an analysis of our corporate performance. With respect to the compensation for the Chief Executive Officer, the Compensation Committee evaluates the Chief Executive Officer’s performance and sets his compensation. With respect to our corporate performance as a factor in compensation decisions, the Compensation Committee considers, among other aspects, our long-term and short-term strategic goals, revenue goals, profitability and return to our investors.

Our Chief Executive Officer plays a significant role in the compensation-setting process of the other NEOs. Mr. King evaluates the performance of the other NEOs and makes recommendations to the Compensation Committee concerning performance objectives and salary and bonus levels for the other NEOs. The Compensation Committee annually discusses the recommendations with the Chief Executive Officer. The Compensation Committee may, in its sole discretion, approve, in whole or in part, the recommendations of the Chief Executive Officer. By a delegation of authority from the Board of Directors, the Compensation Committee has final authority regarding the overall compensation structure for the NEOs (other than stock option awards). In fiscal 2011, the Compensation Committee approved Mr. King’s recommendations for salary and bonus with respect to each of the other NEOs.

In determining the adjustments to the compensation of our NEOs, we did not conduct a peer group study, perform a benchmarking survey for fiscal 2011 or rely on a compensation consultant. Our Compensation Committee relied on the experience of Oak Hill Capital Partners in managing other portfolio companies, and those experiences informed and guided our compensation decisions for fiscal 2011. However, our Compensation Committee has engaged the compensation consulting firm Aon Hewitt to conduct a benchmarking study to guide our compensation structure and philosophy, including compensation of our NEOs, in 2012. The Compensation Committee is in the process of refining current processes, systems, and review mechanisms to be reflective of best practices utilized by public companies.

Elements of compensation

The compensation of our NEOs consists primarily of four major components:

•	base salary;

•	annual incentive awards;

•	long-term incentive awards; and

•	other benefits.

Base salary

The base salary of each of our NEOs is determined based on an evaluation of the responsibilities of that position, each NEO’s historical salary earned in similar management positions and Oak Hill Capital Partners’ experience in managing other portfolio companies. A significant portion of each NEO’s total compensation is in the form of base salary. The salary component was designed to provide the NEOs with consistent income and to attract and retain talented and experienced executives capable of managing our operations and strategic growth. Annually, the performance of each NEO is reviewed by the Compensation Committee using information and evaluations provided by the Chief Executive Officer, taking into account our operating and financial results for the year, an assessment of the contribution of each NEO to such results, the achievement of our strategic growth and any changes in our NEOs’ roles and responsibilities. During fiscal 2011, Mr. Jenkins, Mr. Tobin and Mr. Gleason received a merit-based increase in base salary of 4.6%, 3.1% and 5.8%, respectively.

Annual incentive plan

The Dave & Buster’s, Inc. Executive Incentive Plan (the “Annual Incentive Plan”) is designed to recognize and reward our employees for contributing towards the achievement of our annual business plan. The Compensation Committee believes the Annual Incentive Plan provides a valuable short-term incentive program for delivering a cash bonus opportunity for our employees upon achievement of targeted operating results as determined by the Compensation Committee and the Board of Directors.

The fiscal 2011 Annual Incentive Plan for most employees was based on our targeted Adjusted EBITDA for fiscal 2011. “Adjusted EBITDA” is calculated as net income (loss), plus interest expense (net), provision (benefit) for income taxes, depreciation and amortization expense, loss (gain) on asset disposal, gain on acquisition of limited partnership, share-based compensation, currency transaction (gain) loss, pre-opening costs, reimbursement of affiliate expenses, severance, change in deferred amusement revenue and ticket liability estimations, transaction costs and other. With the exception of Jeffrey C. Wood, former Senior Vice President and Chief Development Officer, all of the NEOs received a bonus with respect to fiscal 2011 based on achievement of Adjusted EBITDA and revenue objectives as determined by the Compensation Committee. Generally, bonus payouts for our NEOs are based 75% on the achievement of a target based on Adjusted EBITDA and 25% on the achievement of revenue targets. Mr. Wood’s bonus was based on Adjusted EBITDA and the achievement of measures related to restaurant development (capital expenditures, signed leases and revenue of new stores opened in 2010). The Compensation Committee reviews and modifies the performance goals for the Annual Incentive Plan as necessary to ensure reasonableness, support of our strategy and consistency with our overall objectives. In fiscal 2011, incentive compensation awards for all of the NEOs were approved by the Compensation Committee and reported to the Board of Directors. The Compensation Committee and the Board of Directors believe the fiscal 2011 performance targets were challenging to achieve in our current economic environment and yet provided an appropriate incentive for performance. The Adjusted EBITDA target was 8.5% higher than 2010 Adjusted EBITDA and the revenue target was 4.1% higher than 2010 revenues. With respect to Mr. Wood’s restaurant development objectives, the targets for capital expenditures and signed leases were aligned with our development strategy and intended to build the pipeline for future growth and dedicate sufficient resources to building and maintaining our stores. The objective related to the revenue of stores that opened in fiscal 2010 was intended to link Mr. Wood’s compensation to the success of new stores by comparing actual revenues achieved with the pro forma revenue target for each site, as approved by the Board of Directors.

	Target	Actual
Adjusted EBITDA	$94,260	$98,372
Revenue	$543,374	$542,031

Under each NEO’s employment agreement and the Annual Incentive Plan, a target bonus opportunity is expressed as 60% of an NEO’s annualized base salary as of the end of the fiscal year. Bonuses in excess or below the target level may be paid subject to a prescribed maximum or minimum. Below a minimum threshold level of performance, no awards will be granted under the Annual Incentive Plan.

	% of Target Bonus at Threshold	% of Target Bonus at Target	% of Target Bonus at Maximum
Stephen M. King	31.25%	100%	150%
Dolf Berle	31.25%	100%	150%
Jeffrey C. Wood	31.25%	100%	150%
Brian A. Jenkins	31.25%	100%	150%
Jay L. Tobin	31.25%	100%	150%
Sean Gleason	37.50%	100%	150%

At the close of the performance period, the Compensation Committee determined the bonuses for the NEOs following the annual audit and reporting of financial results for fiscal 2011 and reported the awards to the Board of Directors. The Compensation Committee authorized bonuses to the NEOs in amounts that were commensurate with the results achieved during fiscal 2011. In reviewing fiscal 2011 Annual Incentive Plan results, the Compensation Committee recognized that we exceeded the target Adjusted EBITDA and exceeded the threshold (but were less than the target) revenue, which resulted in an award above target level performance for substantially all employees, including the NEOs. With the exception of Mr. Wood, our NEOs were paid between 109.7% and 115.7% of their target bonus opportunity for fiscal 2011 based on the achievement of performance in excess of target for Adjusted EBITDA and between threshold and target revenue performance. Mr. Wood did not earn certain portions of his bonus linked to the attainment of the restaurant development objectives; therefore, he was paid 27.9% of his target bonus opportunity for fiscal 2011.

	Target Bonus	Bonus Paid	% of Target
Stephen M. King	$360,000	$416,664	115.7%
Dolf Berle	$201,923	$233,706	115.7%
Jeffrey C. Wood	$189,000	$52,759	27.9%
Brian A. Jenkins	$204,000	$236,110	115.7%
Jay L. Tobin	$198,000	$229,165	115.7%
Sean Gleason	$165,000	$180,956	109.7%

The Compensation Committee believes the incentive awards were warranted and consistent with the performance of such executives during fiscal 2011 based on the Compensation Committee’s evaluation of each individual’s overall contribution to accomplishing our fiscal 2011 corporate goals and of each individual’s achievement of strategic and individual performance goals during the year.

Long-term incentives

The Compensation Committee believes that it is essential to align the interests of the executives and other key management personnel responsible for our growth with the interests of our stockholders. The Compensation Committee has also identified the need to retain tenured, high performing executives. The Compensation Committee believes that these objectives are accomplished through the provision of stock-based incentives that align the interests of management personnel with the objectives of enhancing our value, as set forth in the Stock Incentive Plan.

The Board of Directors of Dave & Buster’s Entertainment, Inc. awarded stock options to Mr. Berle during fiscal 2011. The exercise price of the stock option awards were established on the date that the Board of Directors of Dave & Buster’s Entertainment, Inc. approved the award. The exercise price was established by the Board of Directors of Dave & Buster’s Entertainment, Inc. and supported by an independent valuation assessment.

In general, we have provided our NEOs with a combination of service-based stock options with gradual vesting schedules and performance-based stock options that vest upon the attainment of a pre-established performance target. A greater number of stock options were granted to our more senior officers who have more strategic responsibilities. With respect to service-based options, the options vest ratably (20% per year) over a five-year period commencing one year following the grant date. With respect to performance-based stock options, there are performance-based vesting provisions depending on the type of performance option granted. Adjusted EBITDA vesting options vest over a four-year or five-year period based on Dave & Buster’s Entertainment, Inc. meeting a profitability target for each fiscal year as determined by the Compensation Committee (the profitability target for fiscal 2011 was Adjusted EBITDA of $93,342 and for fiscal 2012 is Adjusted EBITDA of $107,573); provided, that if, in any fiscal year such Adjusted EBITDA target is not achieved, the options that would vest in such fiscal year will vest if the Adjusted EBITDA in the succeeding year aggregated with the Adjusted EBITDA in such fiscal year exceeds the sum of the Adjusted EBITDA target for both fiscal years.

For performance-based stock options that vest upon the attainment of a pre-established performance target based on the Oak Hill Funds’ internal rate of return (the interest rate, compounded annually, calculated at the times and in the manner set forth in the stock option agreement), in each case described below, there are two tranches of options. One tranche of options vest and become exercisable if and only if a change of control (where prior to an initial public offering any person owns a greater percentage of common stock than the Oak Hill Funds, or following an initial public offering, a sale of the Company’s stock to the public that when aggregated with other public sales by the Oak Hill Funds, results in the sale of at least 75% of the stock held by the Oak Hill Funds prior to the initial public offering) occurs in which the internal rate of return with respect to the Oak Hill Funds’ investment in the common stock of the Company made on June 1, 2010 is greater than or equal to 20% as determined by the Compensation Committee. The other tranche of options vest and become exercisable if and only if a change of control occurs in which the internal rate of return with respect to the Oak Hill Funds’ investment in the common stock of the Company made on June 1, 2010 is greater than or equal to 25% as determined by the Compensation Committee. This offering will not result in a change of control for purposes of the aforementioned stock options. Vesting of options in each case is subject to the grantee’s continued employment with or service to Dave & Buster’s Entertainment, Inc. or its subsidiaries (subject to certain conditions in the event of grantee termination) as of the vesting date. Any options that have not vested prior to a change in control or do not vest in connection with the change in control will be forfeited by the grantee upon a change in control for no consideration.

The Compensation Committee annually reviews long-term incentives to assure that our executive officers and other key employees are appropriately motivated and rewarded based on our long-term financial success.

As of January 29, 2012, there were 2,651,751 shares (unadjusted) available for issuance under the Stock Incentive Plan. All other shares had previously been granted. In connection with the offering, the Stock Incentive Plan will be replaced by the 2012 Stock Incentive Plan described below.

In addition, to reflect the stock split occurring in connection with this offering and to prevent dilution or enlargement of the rights of holders of stock options, the Board of Directors has determined to amend and restate award agreements with respect to outstanding stock options in order to increase the number of shares subject to such options and decrease their exercise prices. We expect to incur charges of approximately $3.9 million related to share-based compensation for the remainder of fiscal 2012. The Board of Directors has determined that it would be appropriate to adjust the vesting criteria applicable to such options. Pursuant to such adjustments, a portion of each outstanding stock option grant equal to 55% of the number of shares subject to the original grant, reduced by any portion of the original grant that has been exercised or forfeited, will be vested and exercisable as of this offering. The remaining 45% of each outstanding stock option grant will vest over a five-year period commencing on the original grant date in accordance with the service-based vesting schedule of the original grant. We will incur additional charges in the future related to additional equity grants under our new equity plan.

Other benefits

Retirement Benefits.    Our NEOs are eligible to participate in the 401(k) retirement plan on the same basis as other employees. However, tax regulations impose a limit on the amount of compensation that may be deferred for purposes of retirement savings. As a result, we established the Select Executive Retirement Plan (the “SERP”). See “—2011 Nonqualified Deferred Compensation” for a discussion of the SERP.

Perquisites and Other Benefits.    We offer our NEOs modest perquisites and other personal benefits that we believe are reasonable and in our best interest, including car allowances, country club memberships and company-paid financial counseling and tax preparation services. See “—2011 Summary Compensation Table.”

Severance Benefits.    We have entered into employment agreements with each of our NEOs. These agreements provide our NEOs with certain severance benefits in the event of involuntary termination or adverse job changes. See “—Employment Agreements.”

Deductibility of executive compensation

Section 162(m) of the Internal Revenue Code under the Omnibus Budget Reconciliation Act of 1993 limits the deductibility of compensation over $1.0 million paid by a company to an executive officer. The Compensation Committee will take action to qualify most compensation approaches to ensure deductibility, except in those limited cases in which the Compensation Committee believes stockholder interests are best served by retaining flexibility. In such cases, the Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its compensation objectives.

Risk Assessment Disclosure

Our Compensation Committee assessed the risk associated with our compensation practices and policies for employees, including a consideration of the balance between risk-taking incentives and risk-mitigating factors in our practices and policies. The assessment determined that any risks arising from our compensation practices and policies are not reasonably likely to have a material adverse effect on our business or financial condition.

Summary Compensation Table

The following table sets forth information concerning all compensation paid or accrued by the Company during fiscal 2011 to or for each person serving as a NEO at the end of 2011.

Name and principal position	Year	Salary(4)($)	Bonus ($)	Option awards(5)($)	Non-equity incentive plan compensation ($)	All Other Compensation (6) ($)	Total ($)
Stephen M. King	2011	600,000	—	—	416,664	35,094	1,051,758
(CEO)	2010	600,000	—	895,188	258,450	29,697	1,783,335
	2009	600,000	—	—	223,050	43,543	866,593

Dolf Berle(1)	2011	336,539	69,304	235,290	233,706	13,207	888,046
(President and COO)

Jeffrey C. Wood(2)	2011	290,769	—	—	52,759	301,832	645,360
(SVP, Chief Development Officer)	2010	313,346	—	234,148	149,704	23,783	720,981
	2009	310,000	—	—	101,448	30,583	442,031

Brian A. Jenkins	2011	328,750	—	—	236,110	26,656	591,516
(SVP and CFO)	2010	316,731	—	466,868	139,994	33,731	957,324
	2009	300,000	—	—	111,525	36,575	448,100

Jay L. Tobin	2011	322,500	—	—	229,165	31,427	583,092
(SVP, General Counsel and Secretary)	2010	316,362	—	234,148	137,840	30,990	719,340
	2009	309,000	—	—	114,871	33,068	456,939

Sean Gleason(3)	2011	263,750	—	—	180,956	16,972	461,678
(SVP, Chief Marketing Officer)	2010	260,000	—	234,148	106,860	17,734	618,742
	2009	130,000	—	499,273	44,554	6,560	680,387

(1)	Mr. Berle joined the Company on February 14, 2011, and received a sign-on bonus in the amount of $69,304 to defray certain costs and expenses incurred by him.
(2)	Mr. Wood left his position with the Company effective December 31, 2011. Pursuant to the Amended and Restated Employment Agreement dated May 2, 2010, by and between Mr. Wood and the company, and the Confidential Separation Agreement and General Release, dated as of December 22, 2011, by and between Mr. Wood and the company (collectively, the “Employment Agreements”), Mr. Wood received termination pay during our 2011 fiscal year and will receive termination pay during our 2012 fiscal year equal to (a) his salary and car allowance for a period of ten months, (b) a pro-rated annual bonus for the 2011 fiscal year, and (c) the value of certain employee benefits for the period commencing on January 1, 2012, and ending June 30, 2012. These payments have been accrued during 2011 and have been included under “All Other Compensation” for the 2011 fiscal year.
(3)	Mr. Gleason joined the Company on August 3, 2009.
(4)	The following salary deferrals were made under the SERP in 2011: Mr. King, $36,000; Mr. Wood $74,510; Mr. Jenkins, $32,875; and Mr. Tobin, $19,350.
(5)	Amounts in this column reflect the aggregate grant date fair value of options calculated in accordance with ASC 718. The discussion of the assumptions used for purposes of valuation of options granted in 2011, 2010, and 2009 appear in the Financial Statements contained in Item 15(a)(i), Note 1.

(6)	The following table sets forth the components of “All Other Compensation:”

Name	Year	Car allowance ($)	Financial planning/ legal fees ($)	Club dues ($)	Supplemental medical ($)	Company contributions to retirement & 401(K) Plans ($) (c)	Severance payments/ accruals ($)	Total ($)(a)
Stephen M. King(a)	2011	10,000	—	3,120	—	21,974	—	35,094
	2010	10,000	—	3,120	6,192	10,385	—	29,697
	2009	10,000	—	3,120	12,423	18,000	—	43,543

Dolf Berle	2011	9,616	—	3,000	—	592	—	13,207

Jeffrey C. Wood(a)(b)	2011	9,231	—	2,880	—	—	289,721	301,832
	2010	10,000	—	3,120	9,763	900	—	23,783
	2009	10,000	—	3,120	16,238	1,225	—	30,583

Brian A. Jenkins(a)	2011	10,000	—	3,120	—	13,536	—	26,656
	2010	10,000	—	3,120	15,234	5,377	—	33,731
	2009	10,000	1,096	3,120	13,359	9,000	—	36,575

Jay L. Tobin(a)	2011	10,000	5,000	3,120	—	13,307	—	31,427
	2010	10,000	5,000	3,120	6,536	6,334	—	30,990
	2009	10,000	5,000	3,120	4,261	10,687	—	33,068

Sean Gleason(a)	2011	10,000	3,852	3,120	—	—	—	16,972
	2010	10,000	—	3,120	4,614	—	—	17,734
	2009	5,000	—	1,560	—	—	—	6,560

(a)	Does not include the “Net Proceeds” received by the named executive officers upon or subsequent to the closing of the Acquisition on June 1, 2010. See 2011 Option Exercises and Stock Vested Table.
(b)	Does not include payments received by Mr. Wood in exchange for the purchase of his stock options on January 13, 2012. See 2011 Option Exercises and Stock Vested Table.
(c)	Amounts include company contributions to retirement and 401(k) plans that were based on the company’s performance during the 2011 fiscal year and accrued as of January 29, 2012, although such contributions were not made until the 2012 fiscal year.

Grants of Plan-Based Awards in Fiscal 2011

The following table shows the grants of plan-based awards to the named executive officers in fiscal 2011.

Name	Estimated future payouts under non-equity incentive plan awards(1)			All other option awards: number of securities underlying options(#)	Exercise or base price of option awards ($/SH)	Grant date fair value of option awards ($)
	Threshold ($)	Target ($)	Maximum ($)
Stephen M. King	112,500	360,000	540,000	—	—	—
Dolf Berle	63,101	201,923	302,885	320,337.77	7.61	235,290
Jeffrey C. Wood	59,063	189,000	283,500	—	—	—
Brian A. Jenkins	63,750	204,000	306,000	—	—	—
Jay L. Tobin	61,875	198,000	297,000	—	—	—
Sean Gleason	61,875	165,000	247,500	—	—	—

(1)	All such payouts are pursuant to the Annual Incentive Plan, as more particularly described under “—Annual Incentive Plan” above and actual payouts are recorded under “Non-Equity Incentive Plan Compensation” in the “—Summary Compensation Table.”

Outstanding Equity Awards at Fiscal Year-End 2011

Name	Number of securities underlying unexercised options(1)(#)		Number of securities underlying unexercised unearned options(2)(#)	Option exercise price ($)	Option expiration date
	Exercisable	Unexercisable
Stephen M. King	33,097.63	132,390.52	330,976.30	7.61	06/1/2020
Dolf Berle	21,355.85	85,423.41	213,558.51	7.61	03/23/2021
Jeffrey C. Wood	—	8,668.43	17,336.85	7.61	12/31/2012
	—	—	43,210.79	7.61	06/28/2013
Brian A. Jenkins	17,284.32	69,137.27	172,580.50	7.61	06/1/2020
Jay L. Tobin	8,668.43	34,673.71	86,552.93	7.61	06/1/2020
Sean Gleason	8,668.43	34,673.71	86,552.93	7.61	06/1/2020

(1)	These options represent service-based options granted under the Stock Incentive Plan. With the exception of options granted to Mr. Berle, such options vest ratably over a five-year period commencing on June 1, 2011, the first anniversary of the date of grant. Options granted to Mr. Berle vest ratably over a five-year period commencing on February 14, 2012.
(2)	These options are performance-based options granted under the Stock Incentive Plan and shall vest (a) in the event the Company achieves certain annual earnings targets and (b) upon a change in control of the Company in which the Oak Hill Funds achieve a designated internal rate of return on its initial investment.

Amounts reflect the impact of a 39.709% reduction in the number of stock options held by each of the listed persons, with the exception of Mr. Berle, in connection with the repurchase of 39.709% of the issued and outstanding common stock of the Company on February 25, 2011 with the proceeds from the issuance of our existing discount notes on February 22, 2011.

Equity Compensation Plan Information

The following table sets forth information concerning the shares of common stock that may be issued upon exercise of options under the Stock Incentive Plan as of January 29, 2012:

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by security holders	2,099,467	7.62	2,651,751
Equity compensation plans not approved by security holders	—	—	—

Total	2,099,467	7.62	2,651,751

(1)	Amounts reflect the impact of a 39.709% reduction in the number of stock options in connection with the repurchase of 39.709% of the issued and outstanding common stock of the Company on February 25, 2011 with the proceeds from the issuance of our existing discount notes on February 22, 2011.

2011 Option Exercises and Stock Vested Table

Name	Option awards(1)
	Number of shares acquired on exercise (#)	Value realized on exercise ($)
Stephen M. King	—	48,993
Dolf Berle	—	—
Jeffrey C. Wood	8,668.43	13,200	(2)
	—	13,431
Brian A. Jenkins	—	19,862
Jay L. Tobin	—	13,431
Sean Gleason	—	10,215

(1)	On June 1, 2010, upon the closing of the Acquisition, each option to acquire D&B Holdings’ common stock was converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest (the “Net Proceeds”). Amounts in this column reflect the aggregate Net Proceeds received by the NEOs in 2011 related to the Acquisition. This delayed payment of Net Proceeds relates to the post-Acquisition calculation of certain tax and other allocations between the buyer and seller which occurred in 2011. Combined with the Net Proceeds received in 2010, the NEOs have received the following amounts related to the Acquisition: Mr. King $8,169,138; Mr. Wood $2,239,442; Mr. Jenkins $3,284,825; Mr. Tobin $2,210,015; and Mr. Gleason $980,234. Mr. Berle was not employed by the Company at the time of the Acquisition and did not receive any portion of the Net Proceeds.
(2)	In connection with Mr. Wood leaving his position with the Company effective December 31, 2011, on January 13, 2012, the Company repurchased 8,668.43 vested stock options owned by Mr. Wood for an aggregate purchase price of $13,200, the amount of the difference between the per share exercise price and the per share fair market value on December 31, 2011.

2011 Nonqualified Deferred Compensation

The SERP is an unfunded defined contribution plan designed to permit a select group of management or highly compensated employees to set aside additional retirement benefits on a pre-tax basis. The SERP has a variety of investment options similar in type to our 401(k) plan. Any employer contributions to a participant’s account vest in equal portions over a five-year period, and become immediately vested upon termination of a participant’s employment on or after age 65 or by reason of the participant’s death or disability, and upon a change of control (as defined in the SERP). Pursuant to Section 409A of the Internal Revenue Code, however, such distribution cannot be made to certain employees of a publicly traded corporation before the earlier of six months following the employee’s termination date or the death of the employee. Withdrawals from the SERP may be permitted in the event of an unforeseeable emergency.

The following table shows contributions to each NEO’s deferred compensation account in 2011 and the aggregate amount of such officer’s deferred compensation as of January 29, 2012.

Name	Executive Contributions In Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-End ($)
Stephen M. King	36,000	21,974	1,307	92,297
Dolf Berle	—	—	—	—
Jeffrey C. Wood	74,510	—	1,842	85,417
Brian A. Jenkins	32,875	12,040	3	62,492
Jay L. Tobin	19,350	11,811	1,701	49,571
Sean Gleason	—	—	—	—

(1)	Amounts are included in the “Salary” column of the “—Summary Compensation Table.”
(2)	Amounts shown are matching contributions pursuant to the deferred compensation plan. These amounts are included in the “All Other Compensation” column of the “—Summary Compensation Table.”

Employment Agreements

As of the closing of the Acquisition, we have entered into new amended and restated employment agreements with our NEOs to reflect the then current compensation arrangements of each of the NEOs and to include additional restrictive covenants, including a one-year non-compete provision and a two-year non-solicitation and non-hire provision. The employment agreement for each NEO provides for an initial term of two years, subject to automatic one-year renewals unless terminated earlier by the NEO or us. Under the terms of the employment agreements, each NEO will be entitled to a minimum base salary and may receive an annual salary increase commensurate with such officer’s performance during the year, as determined by the Board of Directors of Dave & Buster’s Management Corporation, Inc. Our NEOs are also entitled to participate in the Stock Incentive Plan and in any profit sharing, qualified and nonqualified retirement plans and any health, life, accident, disability insurance, sick leave, supplemental medical reimbursement insurance, or benefit plans or programs as we may choose to make available now or in the future. NEOs will be entitled to receive an annual automobile allowance, an annual allowance for club membership and paid vacation. In addition, the employment agreements contain provisions providing for severance payments and continuation of benefits under certain circumstances including termination by us without cause, upon execution of a general release of claims in favor of us. Each employment agreement contains a confidentiality covenant.

Potential Payments Upon Termination Or Change In Control

The following is a discussion of the rights of the NEOs under the Stock Incentive Plan and the employment agreements with the NEOs following a termination of employment or change in control.

Stock Incentive Plan

Pursuant to the Stock Incentive Plan, certain vested stock options shall terminate on the earliest of (a) the day on which the executive officer is no longer employed by us due to the termination of such employment for cause, (b) the thirty-first day following the date the executive officer is no longer employed by us due to the termination of such employment upon notice to us by the executive officer without good reason having been shown, (c) the 366th day following the date the executive officer is no longer employed by us by reason of death, disability, or due to the termination of such employment (i) by the executive officer for good reason having been shown or (ii) by us for reason other than for cause, or (d) the tenth anniversary of the date of grant. Subject to the provisions of the immediately following sentence, all options that are not vested and exercisable on the date of termination of employment shall immediately terminate and expire on such termination date. A portion of the performance-based stock options shall become vested and exercisable subject to the satisfaction of certain performance requirements set forth in the Stock Incentive Plan. Upon a sale or change in control as more particularly described in the Stock Incentive Plan, certain performance-based stock options shall become vested and exercisable, subject to certain performance requirements set forth in the Stock Incentive Plan.

Employment agreements

Deferred compensation.    All contributions made by an executive officer to a deferred compensation account, and all vested portions of our contributions to such deferred compensation account, shall be disbursed to the executive officer upon termination of employment for any reason. See “—2011 Nonqualified Deferred Compensation.”

Resignation.    If an executive officer resigns from employment with us, such officer is not eligible for any further payments of salary, bonus, or benefits and such officer shall only be entitled to receive that compensation which has been earned by the officer through the date of termination.

Involuntary Termination Not for Cause.    In the event of involuntary termination of employment other than for Cause (as defined in the employment agreements), an executive officer would be entitled to 12 months of severance pay at such officer’s then-current base salary, the pro rata portion of the annual bonus, if any, earned by the officer for the then-current fiscal year, 12 months continuation of such officer’s automobile allowance, and monthly payments for a period of six months equal to the monthly premium required by such officers to maintain health insurance benefits provided by our group health insurance plan, in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985.

Termination for Cause.    In the event of termination for Cause, the officer is not eligible for any further payments of salary, bonus, or benefits and shall be only entitled to receive that compensation which has been earned by the officer through the date of termination.

Termination for good reason.    In the event the employee chooses to terminate his or her employment for reasons such as material breach of the employment agreement by us, relocation of the office where the officer performs his or her duties, assignment to the officer of any duties, authority, or responsibilities that are materially inconsistent with such officer’s position, authority, duties or responsibilities or other similar actions, such officer shall be entitled to the same benefits described above under “—Involuntary Termination Not for Cause.”

Death or disability.    The benefits to which an officer (or such officer’s estate or representative) would be entitled in the event of death or disability are as described above under “—Involuntary Termination Not for Cause.” However, the amount of salary paid to any such disabled officer shall be reduced by any income replacement benefits received from the disability insurance we provide.

Information concerning the potential payments upon a termination of employment or change in control is set forth in tabular form below for each NEO. Information is provided as if the termination, death, disability or change in control (as defined in the Stock Incentive Plan) and certain other liquidity events had occurred as of January 29, 2012 (the last day of fiscal 2011).

Name	Benefit	Resignation ($)	Termination w/out cause ($)	Termination with cause ($)	Termination for good reason ($)	Death/ disability ($)	Change in control ($)
Stephen M. King	Salary	—	600,000	—	600,000	600,000	—
	Bonus(1)	—	360,000	—	360,000	360,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,033	—	10,033	10,033	—
	Deferred Compensation	90,913	90,913	90,913	90,913	90,913	90,913

Dolf Berle	Salary	—	350,000	—	350,000	350,000	—
	Bonus(1)	—	210,000	—	210,000	210,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,449	—	10,449	10,449	—
	Deferred Compensation	—	—	—	—	—	—

Jeffrey C. Wood(2)	Salary	—	271,384	—	—	—	—
	Bonus(1)	—	52,759	—	—	—	—
	Car	—	8,385	—	—	—	—
	H & W Benefits	—	9,952	—	—	—	—
	Deferred Compensation	—	82,388	—	—	—	—

Brian A. Jenkins	Salary	—	340,000	—	340,000	340,000	—
	Bonus(1)	—	204,000	—	204,000	204,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,449	—	10,449	10,449	—
	Deferred Compensation	61,242	61,242	61,242	61,242	61,242	61,242

Jay L. Tobin	Salary	—	330,000	—	330,000	330,000	—
	Bonus(1)	—	198,000	—	198,000	198,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,033	—	10,033	10,033	—
	Deferred Compensation	48,833	48,833	48,833	48,833	48,833	48,833

Sean Gleason	Salary	—	275,000	—	275,000	275,000	—
	Bonus(1)	—	165,000	—	165,000	165,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	10,449	—	10,449	10,449	—
	Deferred Compensation	—	—	—	—	—	—

(1)	Accrued and unpaid non-equity incentive compensation payable assuming target performance pursuant to our Annual Incentive Plan.
(2)	Mr. Wood left his position with the Company effective December 31, 2011. The amounts reported include all sums payable to Mr. Wood pursuant to the Employment Agreement (either paid in 2011 or accrued in 2011 and payable in 2012).

2012 Equity Incentive Plan

The Board of Directors adopted the 2012 Stock Incentive Plan on September 6, 2012, subject to the occurrence of this offering. Under the 2012 Stock Incentive Plan, the Compensation Committee, the Plan Subcommittee of the Compensation Committee or any other committee or subcommittee designated by the Board of Directors to administer the 2012 Stock Incentive Plan (the “Committee”) may authorize grants of stock options, stock appreciation rights (“SARs”), restricted stock, other stock-based awards and cash-based awards.

The following summary describes the material terms of the 2012 Stock Incentive Plan but does not include all provisions of the 2012 Stock Incentive Plan. For additional information regarding the 2012 Stock Incentive Plan, we refer you to a complete copy of the 2012 Stock Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Description of the Plan

The purpose of the 2012 Stock Incentive Plan is to attract, retain and motivate officers, employees, non-employee directors and consultants providing services to the Company and its subsidiaries and affiliates and to promote the success of the Company’s business by providing participants with appropriate incentives.

The 2012 Stock Incentive Plan will become effective on the later of (i) the date of adoption by the Board of Directors and (ii) the effectiveness of the Form 8-A in connection with the Company’s initial public offering, and will terminate 10 years later unless sooner terminated.

Plan and Participant Share Limits

Subject to adjustment as described in the 2012 Stock Incentive Plan, the maximum number of shares of common stock issuable under the 2012 Stock Incentive Plan is 3,100,000 shares, of which a maximum of 3,100,000 shares may be issued pursuant to the exercise of incentive stock options. Any shares of common stock delivered to or withheld by the Company in payment of the purchase price of an award or in order to satisfy the Company’s withholding obligation with respect to an Award shall again be available for issuance under the 2012 Stock Incentive Plan.

The maximum number of shares of common stock with respect to any awards denominated in shares that may be granted to any participant in any calendar year under the 2012 Stock Incentive Plan is 500,000, subject to adjustment under the terms of the 2012 Stock Incentive Plan. The maximum aggregate grant of cash-based awards to any participant in any calendar year is $1,000,000, subject to adjustment under the terms of the 2012 Stock Incentive Plan.

In the event of any corporate event or transaction involving the Company, a subsidiary and/or an affiliate (including, but not limited to, a change in the shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, extraordinary stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind, amalgamation or other like change in capital structure (other than regular cash or stock dividends to shareholders of the Company), or any similar corporate event or transaction, the Committee shall substitute or adjust, in its sole discretion, the number and kind of shares or other property that may be issued under the 2012 Stock Incentive Plan or under particular forms of awards; the number and kind of shares or other property subject to outstanding awards; the option price, grant price or purchase price applicable to outstanding awards; the annual award limits; and/or other value determinations applicable to the plan or outstanding awards.

Administration

The Committee is responsible for administering the 2012 Stock Incentive Plan and has the power to interpret the terms and intent of the 2012 Stock Incentive Plan and any related documentation; to determine eligibility for awards and the terms and conditions of awards; and to adopt rules, forms, instruments and guidelines. Determinations of the Committee made under the 2012 Stock Incentive Plan are final and binding. The Committee may delegate administrative duties and powers to one or more of its members or to one or more officers, agents or advisors.

Eligibility

Employees, directors and consultants of the Company and its subsidiaries and affiliates who are selected by the Committee are eligible to participate in the 2012 Stock Incentive Plan.

Stock Options

Under the 2012 Stock Incentive Plan, the Committee may grant both incentive stock options (“ISOs”) and nonqualified stock options (“NQSOs”). Eligibility for ISOs is limited to employees of the Company and its subsidiaries (or any parent corporations). The exercise price for options and the term of any option is determined by the Committee at the time of the grant. With regard to any stock option, the per-share exercise price of such stock option shall not be less than 100% of the fair market value of a share (or, if the stock option is intended to qualify as an ISO and the recipient is a 10% stockholder, then not less than 110%) and the latest expiration date of such stock option is the tenth anniversary of the date of the grant (or, if the stock option is intended to qualify as an ISO and the recipient is a 10% stockholder, then the fifth anniversary). Fair market value as of any date that the Company is publicly traded is generally, as determined by the Committee, any of the average high and low trading price, the 30-day average high and low trading price, the closing price as reported on NASDAQ or other national exchange or established over-the-counter trading system on which dealings take place or, if there is no trading of shares on such date, on the immediately preceding date on which there was trading in the shares, or as otherwise reasonably determined by the Committee in good faith based on actual transactions in shares. The exercise price is to be paid with cash or by other means approved by the Committee.

Stock Appreciation Rights

Under the 2012 Stock Incentive Plan, the Committee may grant SARs, either alone or in tandem with stock options. Upon exercise of a SAR, the holder will have a right to receive the difference between the fair market value of one share on the date of the exercise and the grant price as specified by the Committee on the date of such grant. The grant price, methods of exercise and methods of settlement will be determined by the Committee; however, a tandem SAR is exercisable only to the extent and during the period that the related portion of the tandem option is exercisable and must be exercised by relinquishing the related portion of the tandem option and when a share is acquired pursuant to the exercise of a tandem option, the equivalent portion of the related tandem SAR is forfeited.

Restricted Stock

Under the 2012 Stock Incentive Plan, the Committee may award restricted stock. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. A holder of restricted stock is not entitled to voting rights unless the Committee so determines in the applicable award agreement and a holder has no right to receive current dividends while the restrictions are in force. The Committee will determine the restrictions and conditions applicable to each award of restricted stock. The grant of, lapse of restrictions on or conditions applicable to an award of restricted stock may depend upon the achievement of performance goals, including over a performance period.

Other Stock-Based Awards

Under the 2012 Stock Incentive Plan, the Committee may grant other equity-based or equity-related awards including, without limitation, restricted stock units and phantom awards, referred to as “other stock-based awards.” The terms and conditions of each other stock-based award shall be determined by the Committee.

Cash-Based Awards

Under the 2012 Stock Incentive Plan, the Committee may grant awards denominated in cash or shares, or a combination of cash and shares, in amounts and subject to terms and conditions determined by the Committee.

Performance-Based Compensation

The Committee may design any award such that the amounts or shares payable or distributed are treated as “qualified performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), and related regulations. Such awards will be earned only if performance goals over performance periods established by the Committee are met; awards may only be granted, vested or paid if the Committee certifies in writing that such performance goals and any other material terms applicable to such performance periods have been satisfied. The performance goals will be based upon one or more of the following performance measurements: (a) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization (“EBITDA”)); (b) net income before or after taxes; (c) operating income; (d) earnings per Share; (e) book value per Share; (f) return on shareholders’ equity; (g) expense management; (h) return on investment; (i) improvements in capital structure; (j) profitability of an identifiable business unit or product; (k) maintenance or improvement of profit margins; (l) stock price; (m) market share; (n) revenues or sales; (o) costs; (p) cash flow (including, but not limited to, operating cash flow and free cash flow); (q) working capital; (r) return on assets; (s) store openings or refurbishment plans; (t) staff training; (u) corporate social responsibility policy implementation; (v) economic value added; (w) debt reduction; (x) completion of acquisitions or divestitures; (y) operating efficiency; (z) sales per square foot; (aa) revenue mix; (bb) capital expenditures versus budgeted expenditures (total, exclusive of information technology and games, or maintenance only); (cc) operating income; (dd) income from franchise units; (ee) unit-level EBITDA less general and administrative expenses; (ff) manager’s operating contribution; (gg) regional operating contribution; (hh) profitability of various revenue streams; (ii) cash flow per share (before and after dividends or before and after debt payments); (jj) total shareholder return (absolute and/or relative to industry/peer group); (kk) lease executions; (ll) franchise unit growth; (mm) employee turnover/retention (for entire population or a subset of employee population); (nn) employee satisfaction; (oo) guest satisfaction (overall and/or specific metrics); (pp) guest traffic; (qq) guest loyalty participation; (rr) attainment of strategic and operational initiatives; (ss) marketing/brand awareness scores; (tt) third-party operational/compliance audits; and (uu) balanced scorecard.

No later than 90 days after the commencement of a performance period (but in no event after 25% of such performance period has elapsed), the Committee shall establish in writing the performance goals, performance measures, method of computing compensation and participants to which such performance goals apply. Subject to Section 162(m) of the Code, the Committee may adjust the performance goals (including to prorate goals and payments for a partial plan year) in the event of certain non-recurring events, financing transactions and mergers and acquisitions.

Awards that are designed to qualify as performance-based compensation may not be adjusted upward. However, the Committee has the discretion to adjust these awards downward.

Termination of Employment

Each award agreement will specify the effect of a holder’s termination of employment with, or service for, the Company, including the extent to which unvested portions of the award will be forfeited and the extent to which options, SARs or other awards requiring exercise will remain exercisable. Such provisions will be determined in the Committee’s sole discretion.

Treatment of Awards upon a Change of Control

If there is a change of control of the Company, then, unless prohibited by law, the Committee is authorized (but not obligated) to make adjustments to the terms and conditions of outstanding awards, including, without limitation, continuation or assumption of outstanding awards; substitution of new awards with substantially the same terms as outstanding awards; accelerated exercisability, vesting and/or lapse of restrictions for outstanding awards immediately prior to the occurrence of such event; upon written notice, provision that any outstanding awards must be exercised, to the extent then exercisable, during a specified period determined by the Committee (contingent upon the consummation of the change of control), following which unexercised awards shall terminate; and cancellation of all or any portion of outstanding awards for fair market value (which may be the intrinsic value of an option or SAR and may be zero).

Under the 2012 Stock Incentive Plan, a change in control generally is triggered by the occurrence of any of the following: (i) there is an acquisition of 30% or more of the outstanding shares or the voting power of the outstanding securities generally entitled to vote in the election of directors; (ii) with certain exceptions, individuals on the Board of Directors on the date of effectiveness of the plan cease to constitute a majority of the Board of Directors; (iii) there is consummation of a reorganization, merger, amalgamation, statutory share exchange, consolidation or like event to which the Company is a party or a sale or disposition of all or substantially all of the Company’s assets, unless the Company’s shareholders continue to own more than 50% of the outstanding voting securities, no person beneficially owns 30% or more of the outstanding securities of the Company and at least a majority of the members of the Board of Directors after such event were members of the Board of Directors prior to the event; or (iv) there is a complete liquidation or dissolution of the Company.

Amendment of Awards or Plan and Adjustment of Awards

The Committee may at any time amend, alter, suspend, discontinue or terminate the 2012 Stock Incentive Plan or any portion thereof or any award or award agreement thereunder. However, shareholder approval is required: (i) if necessary under applicable law; (ii) if such action changes the eligibility requirements for or increases the number of shares available or benefits permitted under the 2012 Stock Incentive Plan, subject to certain exceptions; or (iii) if such action would result in the reduction of the option price or grant price per share, as applicable, of any outstanding options or SARs or cancellation of any outstanding options or SARs in exchange for cash or for other awards with an option price or grant price per share that is less than the price of the original options or SARs. The written consent of any affected participant is required if such participant’s rights would be materially diminished with regard to a previously granted award. However, the Committee may amend the 2012 Stock Incentive Plan and awards and award agreements thereunder without the consent of participants in such manner as it deems necessary to comply with applicable laws.

Equity Award Grants in Connection with Offering

In connection with this offering, the Compensation Committee has also determined to grant equity awards to 11 employees, two of whom, Joe DeProspero and Michael J. Metzinger, are executive officers. These grants consist of stock options with an intended value of approximately $350,000 and with an exercise price equal to the initial public offering price. The stock options vest ratably over a five-year period subject to the stock option holder’s continued employment with the company on each vesting date and such terms and conditions as set forth in the applicable form of stock option agreement.

PRINCIPAL STOCKHOLDERS

As of September 4, 2012, 19,373,318 shares of our common stock were outstanding. The following table shows the ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by (a) all persons known by us to beneficially own more than 5% of our common stock, (b) each present director, (c) the named executive officers, and (d) all executive officers and directors as a group as of September 4, 2012. This table gives effect to a 131.3398 for 1 stock split of our common stock prior to the consummation of this offering.

	Number of Shares of Common Stock Beneficially Owned as of September 4, 2012	Number of Shares Attributable to Options Exercisable Within 60 Days of September 4, 2012		Percent (8)	Number of Shares of Common Stock Beneficially Owned after this Offering(9)	Number of Shares Attributable to Options Exercisable Within 60 Days of this Offering (10)		Percent(9)
Oak Hill Capital Partners III, L.P.(1)	17,896,722		(2)	92.38%	17,896,722		(2)	66.12%

Oak Hill Capital Management Partners III, L.P.(1)	587,770		(2)	3.03%	587,770		(2)	2.17%

Directors(3)
Stephen M. King	372,175	132,391	(4)	1.91%	512,839	273,055	(4)	1.88%
Tyler J. Wolfram	—	—		*	—	—		*
Kevin M. Mailender	—	—		*	—	—		*
Alan J. Lacy	98,505	—	(4)	*	217,263	118,758	(4)	*
David A. Jones(5)	131,340	—	(4)	*	190,719	59,379	(4)	*
Kevin M. Sheehan	65,670	—		*	65,670	—		*
Jonathan S. Halkyard	21,890	—		*	21,890	—		*
Michael J. Griffith	21,890	—		*	21,890	—		*

Named Executive Officers(3)(6)
Dolf Berle	57,901	48,051	(7)		186,036	176,186	(7)
Brian A. Jenkins	156,698	69,085	(7)	*	230,064	142,451	(7)	*
Jay L. Tobin	108,358	34,674	(7)	*	145,126	71,442	(7)	*
Jeffrey C. Wood	26,005	26,005	(7)	*	26,005	26,005	(7)	*
Sean Gleason	62,341	34,674	(7)	*	99,109	71,442	(7)	*

All Executive Officers and Directors as a Group (18 Persons)	1,207,251	378,607		6.11%	1,907,427	1,078,786		6.78%

*	Less than 1%

(1)	The business address of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, the “Oak Hill Funds”) is 201 Main Street, Suite 1018, Fort Worth, Texas 76102. OHCP MGP III, Ltd. is the sole general partner of OHCP MGP Partners III, L.P., which is the sole general partner of OHCP GenPar III, L.P., which is the sole general partner of each of the Oak Hill Funds. OHCP MGP III, Ltd. exercises voting and dispositive control over the shares held by each of the Oak Hill Funds. Investment and voting decisions with regard to the shares of the Purchaser’s common stock owned by the Oak Hill Funds are made by an Investment Committee of the board of directors of OHCP MGP III, Ltd. The members of the board of directors are J. Taylor Crandall, Steven B. Gruber, and Denis J. Nayden. Each of these individuals disclaims beneficial ownership of the shares owned by the Oak Hill Funds.

(2)	Not applicable.
(3)	We determined beneficial ownership in accordance with the rules of the SEC. Except as noted, and except for any community property interests owned by spouses, the listed individuals have sole investment power and sole voting power as to all shares of stock of which they are identified as being the beneficial owners.
(4)	Mr. King owns 496,464 stock options under the Stock Incentive Plan, 132,391 of which have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. King will have 273,055 vested options following the offering. Mr. Lacy owns 215,923 stock options under the Stock Incentive Plan, none of which have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. Lacy will have 118,758 vested options following the offering. Mr. Jones owns 107,961 stock options under the Stock Incentive Plan, none of which have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. Jones will have 59,379 vested options following the offering.
(5)	Shares reflected in the table include 97,202 shares owned by Mr. Jones; plus 2,626 shares owned by each of the eight David A. Jones 2006 Grandchildren’s Trusts Dated 12/30/2006, a trust established for the benefit of Mr. Jones’s eight grandchildren; 2,626 shares owned by Brenton Alan Kindle; 2,626 shares owned by Brooke Nicole Kindle Stephens; 2,626 shares owned by Leslie Ann Jones Acosta; 2,626 shares owned by Jeffrey David Jones; and 2,626 shares owned by Dana Michele Jones Smith. Currently, Mr. Jones has sole voting and investment power over all of the shares pursuant to the voting trust agreement and irrevocable proxies executed by the trustees of each trust on behalf of the eight trust beneficiaries and the individual owners of the shares. The voting trust agreement and the irrevocable proxies terminate upon consummation of this offering. Following consummation of this offering, Brenton Alan Kindle will retain sole vesting and investment power over the 2,626 shares owned by each of two David A. Jones 2006 Grandchildren’s Trusts dated 12/30/2006, Brooke Nicole Kindle Stephens will retain sole vesting and investment power over the 2,626 shares owned by one David A. Jones 2006 Grandchildren’s Trust dated 12/30/2006, Leslie Ann Jones Acosta will retain sole vesting and investment power over the 2,626 shares owned by each of two David A. Jones 2006 Grandchildren’s Trusts dated 12/30/2006, Jeffrey David Jones will retain sole vesting and investment power over the 2,626 shares owned by one David A. Jones 2006 Grandchildren’s Trust dated 12/30/2006 and Dana Michele Jones Smith will retain sole vesting and investment power over the 2,626 shares owned by each of two David A. Jones 2006 Grandchildren’s Trusts dated 12/30/2006.
(6)	In addition to Mr. King who serves as a director.
(7)

Mr. Berle owns 320,338 stock options under the Stock Incentive Plan, 48,051 of which, have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. Berle will have 176,186 vested options following the offering. Mr. Jenkins owns 259,002 stock options under the Stock Incentive Plan, 69,085 of which have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. Jenkins will have 142,451 vested options following the offering. Mr. Tobin owns 129,895 stock options under the Stock Incentive Plan, 34,674 of which have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. Tobin will have 71,442 vested options following the offering. Mr. Wood owns 26,005 stock options under the Stock Incentive Plan, all of which have vested as of September 4, 2012. Mr. Gleason owns 129,895 stock options under the Stock Incentive Plan, 34,674 of which have vested, or will vest, within 60 days of September 4, 2012. Based upon an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering, Mr. Gleason will have 71,442 vested options following the offering.

(8)	This percentage is based on the number of beneficially owned shares of common stock as of September 4, 2012, determined in accordance with the rules of the SEC.
(9)	Gives effect to the sale of 7,692,308 shares of common stock to the public.
(10)	Reflects an adjustment to the vesting criteria applicable to existing stock options under the Stock Incentive Plan that will occur in connection with this offering. For more information, see “Executive Compensation—Compensation Discussion and Analysis—Long-term incentives.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Oak Hill Capital Partners

Our director, Tyler J. Wolfram, is a Partner of Oak Hill Capital Management, LLC. Our director, Kevin M. Mailender, is a Principal of Oak Hill Capital Management, LLC and our directors, Alan J. Lacy and David A. Jones are both Senior Advisors to the Oak Hill Funds.

Repurchase of common stock

In connection with the issuance of $180,790,000 aggregate principal amount at maturity of 12.25% senior discount notes due 2016 in February 2011, we used all of the net proceeds of the offering to purchase a portion of our common stock owned by certain of our stockholders and to pay debt issuance costs. We repurchased 11,905,869 shares from Oak Hill Capital Partners III, L.P., 391,016 shares from Oak Hill Capital Management Partners III, L.P., 135,599 shares from Stephen M. King, 36,507 shares from Jay L. Tobin, 49,546 shares from Brian A. Jenkins, 15,646 shares from Sean Gleason, 36,507 shares from Jeffrey C. Wood, 5,215 shares from Michael J. Metzinger, 3,912 shares from Gregory Clore, 12,517 shares from Margo L. Manning, 15,124 shares from Edward J. Forler, 9,909 shares from William J. Robertson, 7,823 shares from Joan Egeland, 3,651 shares from Lisa Warren and 5,215 shares from Joseph DeProspero.

On September 30, 2010, we purchased 197,010 shares of our common stock from Starlette Johnson, a former member of management, for $1,500,000, of which $500,000 was paid in 2010 and $1,000,000 was paid in 2011. As described below, we subsequently resold 9,850 and 109,450 of the purchased shares on March 23, 2011 and January 18, 2012, respectively. We continue to retain 77,710 of the purchased shares as treasury stock.

On June 28, 2011, we purchased 11,873 shares of our common stock from Joan Egeland, a former member of management, for $90,437. The purchased shares are being retained as treasury stock by the Company.

On January 13, 2012, we purchased 55,431 shares of our common stock from Jeffrey C. Wood, a former member of management, for $506,447. The purchased shares are being retained as treasury stock by the Company.

Sale of common stock

On March 23, 2011, we sold to Dolf Berle, a member of management, 9,850 shares of our common stock held as treasury stock for an aggregate sale price equal to $75,000 the value based on an independent third party valuation prepared as of January 30, 2011.

On January 18, 2012, we sold 109,450 shares of our common stock held as treasury stock to three outside directors. Kevin M. Sheehan purchased 65,670 shares for an aggregate price equal to $600,000. Jonathan S. Halkyard and Michael J. Griffith each purchased 21,890 shares for an aggregate price equal to $200,004. Proceeds from the sales were used to repay funds that had been advanced to us by Dave & Buster’s, Inc. The per share sales price in each of those transactions approximates the value per share as determined by an independent third party valuation prepared as of October 30, 2011.

Expense reimbursement agreement

We have entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC, concurrently with the consummation of the Acquisition. Pursuant to this Agreement, Oak Hill Capital

Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. We did not pay Oak Hill Capital Management, LLC any amount under the expense reimbursement agreement during fiscal 2010, and we paid $16,261 and $298,812 during the twenty-six weeks ended July 29, 2012 and in fiscal 2011, respectively. These amounts exclude payments made directly to members of our Board of Directors of $83,334 in fiscal 2010, $402,084 in fiscal 2011 and $137,499 year-to-date fiscal 2012. The initial term of the expense reimbursement agreement expires in June 2015 and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. Upon the consummation of an initial public offering (including this offering), the expense reimbursement agreement will automatically terminate. However, the Oak Hill Funds and their affiliates will continue to be reimbursed for all reasonable direct and indirect costs and out-of-pocket expenses incurred in connection with monitoring and maintaining its investment in us pursuant to the stockholders’ agreement. We will also reimburse the Oak Hill Funds or their affiliates (or, at the discretion of the Oak Hill Funds, in lieu thereof pay to the Oak Hill Funds or their affiliates a fixed annual retainer in an amount not to exceed $250,000) for the cost (including allocable overhead) of providing insurance, human resources, accounting, legal and information technology support and other similar resources to us pursuant to the stockholders’ agreement.

Existing stockholders’ agreement

Dave & Buster’s Entertainment, Inc., certain members of management and the Oak Hill Funds entered into a stockholders’ agreement as of June 1, 2010. The stockholders’ agreement contains, among other things, certain restrictions on the ability of the parties thereto to freely transfer the securities of Dave & Buster’s Entertainment, Inc. held by such parties. In addition, the stockholders’ agreement provides that the Oak Hill Funds may compel a sale of all or a portion of the equity in Dave & Buster’s Entertainment, Inc. to a third party (commonly known as drag-along rights) and, alternatively, that stockholders of Dave & Buster’s Entertainment, Inc. may participate in certain sales of stock by the Oak Hill Funds to third parties (commonly known as tag-along rights). The stockholders’ agreement also contains certain corporate governance provisions regarding the nomination of directors and officers of Dave & Buster’s Entertainment, Inc. by the parties thereto. The stockholders’ agreement also provides that Dave & Buster’s Entertainment, Inc.’s stockholders, under certain circumstances, will have the ability to cause Dave & Buster’s Entertainment, Inc. to register common equity securities of Dave & Buster’s Entertainment, Inc. under the Securities Act, and provide for procedures by which certain of the equity holders of Dave & Buster’s Entertainment, Inc. may participate in such registrations.

In connection with this offering, the stockholders’ agreement will be terminated; however, the provisions that provide that Dave & Buster’s Entertainment, Inc.’s stockholders, under certain circumstances, will have the ability to cause Dave & Buster’s Entertainment, Inc. to register common equity securities of Dave & Buster’s Entertainment, Inc. under the Securities Act, and provide for procedures by which certain of the equity holders of Dave & Buster’s Entertainment, Inc. may participate in such registration, will be included in a registration rights agreement among Dave & Buster’s Entertainment, Inc., certain members of management and the Oak Hill Funds in connection with this offering.

New stockholders’ agreement

In connection with this offering, Dave & Buster’s Entertainment, Inc. and the Oak Hill Funds will enter into a stockholders’ agreement. The stockholders’ agreement will set the number of directors of the Dave & Buster’s Entertainment, Inc. Board of Directors initially at eight, and the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, will be entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’

(or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds will be entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees will be determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees will initially be Tyler J. Wolfram and Kevin M. Mailender, and, therefore, the Oak Hill Funds will be entitled to designate additional directors in order for Oak Hill to have its proportionate number of director designees. We will expand the size of our Board of Directors if necessary to provide for such proportionate representation.

Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement will also provide that the Oak Hill Funds will be entitled to nominate the members of the Nominating and Corporate Governance Committee. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, will consist of at least one member designated by the Oak Hill Funds. The stockholders’ agreement will also provide that the Oak Hill Funds and their affiliates will be reimbursed for all reasonable direct and indirect costs and out-of-pocket expenses incurred in connection with monitoring and maintaining its investment in us. We will also reimburse the Oak Hill Funds or their affiliates (or, at the discretion of the Oak Hill Funds, in lieu thereof pay to the Oak Hill Funds or their affiliates a fixed annual retainer in an amount not to exceed $250,000) for the cost (including allocable overhead) of providing insurance, human resources, accounting, legal and information technology support and other similar resources to us pursuant to the stockholders’ agreement. In futherance of our amended and restated certificate of incorporation, the stockholders’ agreement will provide that the Oak Hill Funds and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Oak Hill Funds or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither the Oak Hill Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. The Oak Hill Funds, as part of a privately negotiated sale of its shares, may assign all or any portion of its rights under the stockholders’ agreement to any transferee. The stockholders’ agreement will terminate upon the written request of the Oak Hill Funds or at such time as the Oak Hill Funds own less than 5% of our common stock.

Registration rights agreement

In connection with this offering, Dave & Buster’s Entertainment, Inc. and the Oak Hill Funds will enter into a registration rights agreement. The registration rights agreement will provide that Dave & Buster’s Entertainment, Inc.’s stockholders, under certain circumstances, will have the ability to cause Dave & Buster’s Entertainment, Inc. to register common equity securities of Dave & Buster’s Entertainment, Inc. under the Securities Act, and provide for procedures by which certain of the equity holders of Dave & Buster’s Entertainment, Inc. may participate in such registrations. The Oak Hill Funds will have an unlimited amount of demand registrations and all holders of registrable securities will have customary piggyback registration rights providing them with the right to require Dave & Buster’s Entertainment, Inc. to include shares of common stock held by them in each such registration. The Oak Hill Funds may, to any of their respective affiliates or as part of a privately negotiated sale of their respective shares, in each case, assign all or any portion of their rights under the registration rights agreement to any transferee who agrees to be bound by the agreement.

The registration rights agreement will impose significant restrictions on the ability of our stockholders party thereto (other than the Oak Hill Funds) to transfer shares of our common stock. Generally, shares will be nontransferable for the two year period following the expiration of the lock-up period with respect to this offering and subject to any other lock-up period that may be in effect from time to time except transfers made (i) pursuant to (A) certain piggyback rights and (B) sales pursuant to an effective registration statement filed by the Company under the Securities Act at the request of the Oak Hill Funds, both in accordance with the registration rights agreement, (ii) in compliance with Rule 144 and subject to additional volume restrictions and advance notice requirements or (iii) with the Board of Directors’ approval. The transfer restrictions in the registration rights agreement will automatically lapse with respect to any such stockholder in the event such stockholder’s employment with Dave & Buster’s Entertainment, Inc. or its subsidiaries is terminated (i) by Dave & Buster’s Entertainment, Inc. or its subsidiaries without cause (as defined in such stockholder’s employment agreement or if such stockholder is not a party to an employment agreement or cause is not defined therein, as defined in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan), (ii) by such stockholder for good reason (as defined in such stockholder’s employment agreement or if such stockholder is not a party to an employment agreement or good reason is not defined therein, as defined in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan) or (iii) due to such stockholder’s death or disability (as determined pursuant to such stockholder’s employment agreement, or if such stockholder is not a party to an employment agreement or death or disability are not determined or defined thereunder, as defined in the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan).

Related transactions

Contemporaneously with this offering, the Board of Directors adopted a Related Party Transaction Policy to provide for timely internal review of prospective transactions with related persons, as well as approval or ratification, and appropriate oversight and public disclosure, of such transactions. The Related Party Transaction Policy generally covers transactions with the company, on the one hand, and a director or executive officer of the company, a nominee for election as a director of the company, any security holder of the company that owns (owns of record or beneficially) five percent or more of any class of the company’s voting securities and any immediate family member of any of the foregoing persons, on the other hand. The Related Party Transaction Policy exempts certain transactions or arrangements (including, among others, (i) reimbursement or payment of business expenses pursuant to the stockholders’ agreement to be entered into between the company and the Oak Hill Funds and (ii) certain corporate opportunities permitted by the company’s amended and restated certificate of incorporation) from its coverage because of their nature, size and/or degree of significance and such exempted transactions are not required to be reported to, reviewed by, and approved or ratified pursuant to the terms of such policy.

The Related Party Transaction Policy supplements the provisions of the company’s Code of Business Conduct and Ethics concerning potential conflict of interest situations, which, pursuant to its terms, provides that unless a written waiver is granted (as explained below), employees may not (a) perform services for or have a financial interest in a private company that is, or may become, a supplier, guest, or competitor of the company; (b) perform services for or own more than 1% of the equity of a publicly traded company that is, or may become, a supplier, guest, or competitor of the company, or (c) perform outside work or otherwise engage in any outside activity or enterprise that may interfere in any way with job performance or create a conflict with the company’s best interests. Employees are under a continuing obligation to disclose to their supervisors any situation that presents the possibility of a conflict or disparity of interest between the employee and the company. An employee’s conflict of interest may only be waived if both the Legal Department and the employee’s supervisor waive the conflict in writing. An officer’s conflict of interest may only be approved pursuant to the Related Party Transaction Policy.

Funds managed by Oak Hill Advisors, L.P. (the “OHA Funds”) comprise one of twenty-two creditors participating in the term loan portion of our senior secured credit facility. As of July 29, 2012, the OHA Funds held approximately 9.4%, or $13,859, of our total term loan obligation. Oak Hill Advisors, L.P. is not an affiliate of Oak Hill Capital Partners and is not under common control with Oak Hill Capital Partners. Oak Hill Advisors, L.P. and an affiliate of Oak Hill Capital Management, LLC co-manage Oak Hill Special Opportunities Fund, L.P., a private fund. Certain employees of Oak Hill Capital Partners, in their individual capacities, have passive investments in Oak Hill Advisors, L.P. and/or the funds it manages.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as they will be in effect immediately prior to the consummation of this offering. This summary is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our shares of common stock are currently held by 19 holders. Immediately prior to the consummation of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering, 27,065,626 shares of common stock, or 28,219,472 shares if the underwriters exercise their option to purchase additional shares in full, will be outstanding, and there will be no outstanding shares of preferred stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our Board of Directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Accordingly, a plurality of votes cast by holders of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except with respect to the election of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Pursuant to the stockholders’ agreement, the Oak Hill Funds will be entitled to designate directors to serve on the Board of Directors proportionate to the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock, at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have such proportionate number of director designees then serving on the Board of Directors; provided that for so long as the Oak Hill Funds (or one or more of their affiliates, to the extent assigned thereto), individually or in the aggregate, own 5% or more of the voting power of the outstanding shares of our common stock, the Oak Hill Funds will be entitled to designate one director designee to serve on the Board of Directors at any meeting of stockholders at which directors are to be elected to the extent that the Oak Hill Funds do not have a director designee then serving on the Board of Directors. Such proportionate number of director designees will be determined by taking the product of the Oak Hill Funds’ (or one or more of their affiliates, to the extent assigned thereto) aggregate ownership of the outstanding shares of our common stock and multiplied by the then current number of directors on our Board of Directors (rounded up to the next whole number to the extent the product does not equal a whole number). The Oak Hill Funds’ director designees will initially be Tyler J. Wolfram and Kevin M. Mailender, and, therefore, the Oak Hill Funds will be entitled to designate additional directors in order for Oak Hill to have its proportionate number of director designees. We will expand the size of our Board of Directors if necessary to provide for such proportionate representation. Subject to applicable law and applicable NASDAQ rules, the stockholders’ agreement will also provide that the Oak Hill Funds will be entitled to nominate the members of the Nominating and Corporate Governance Committee. In addition, subject to applicable law and applicable NASDAQ rules, each other committee of our Board of Directors, other than the Audit Committee, will consist of at least one member designated by the Oak Hill Funds.

Dividend rights

Holders of common stock will share equally in any dividend declared out of legally available funds by our Board of Directors, subject to any preferential rights of the holders of any outstanding preferred stock.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other rights

Our stockholders have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights for additional shares and does not have any sinking fund provisions. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Registration rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to the existing stockholders’ agreement and will continue to have certain registration rights pursuant to the registration rights agreement. For further information regarding these agreements, see “Certain Relationships and Related Transactions—Existing stockholders’ agreement,” “Certain Relationships and Related Transactions—Registration rights agreement” and “Shares Eligible for Future Sale.”

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board of Directors has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Our amended and restated certificate of incorporation will provide that directors may be removed only for cause by the affirmative vote of a majority of the remaining members of the Board of Directors or the holders of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote on the election of directors, voting together as a single class. Furthermore, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board of Directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum and in accordance with the stockholders’ agreement.

No stockholder action by written consent.    Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless affiliates of the Oak Hill Funds own at least 40% of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board of Directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Meetings of stockholders.    Our bylaws will provide that only a majority of the members of our Board of Directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting, except that if the annual meeting is not within 30 days before or 90 days after the anniversary date of the preceding annual meeting, we must receive the notice not later than the 90th day prior to such annual meeting. If a public announcement of the date of such annual meeting is made fewer than 100 days prior to the date of such annual meeting, then notice must be received by us no later than the tenth day following the public announcement of the date of the meeting. The notice must include the information specified in the bylaws. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Amendment to bylaws and amended and restated certificate of incorporation.    Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, (ii) if related to provisions regarding the classification of the Board of Directors, the removal of directors, stockholder action by written consent, the ability to call special meetings of stockholders, indemnification, corporate opportunities, thereafter be approved by 66 2/3% of the outstanding shares entitled to vote on the amendment or (iii) if related to the provisions regarding business combinations, forum, severability or the amendment of our bylaws or amended and restated certificate of incorporation regarding such actions or the actions in clause (ii) above, thereafter be approved by 75% of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended subject to any limitations set forth in the bylaws (x) by the affirmative vote of a majority of the directors then in office, without further stockholder action or (y) by the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, without further action by our Board of Directors. However, the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote on the amendment will be required with respect to provisions regarding special meetings, proxies, required vote and advance notice of stockholder nominations and proposals and with respect to directors, qualification, number, election, quorum and manner of voting, special meetings, removal, vacancies and action by written consent. In addition, any amendment to the amendment provision of our bylaws requires the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote on the amendment.

Authorized but unissued shares.    The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute

Upon the closing of this offering, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law or DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some shareholders. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide that the Oak Hill Funds, or any successor to all or substantially all of their assets, or any affiliate thereof, or any person or entity to which any of the foregoing stockholders transfers shares of our voting stock in a transaction other than (i) an underwritten, broadly distributed public offering or (ii) in a transaction effected through a broker pursuant to Rule 144 promulgated under Section 4(1) of the Securities Act, in each case regardless of the total percentage of our voting stock owned by such stockholder or such person or entity, shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

In addition, prior to the completion of our initial public offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Corporate Opportunities

Our amended and restated certificate of incorporation and the stockholders’ agreement will provide that the Oak Hill Funds and their affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to the Oak Hill Funds or their respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither the Oak Hill Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company.

Listing

We have applied to have our common stock listed on NASDAQ under the symbol “PLAY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock.

Sale of Restricted Securities

After this offering, there will be outstanding 27,065,626 shares (assuming no exercise of the underwriters’ option to purchase additional shares), or 28,219,472 shares (assuming full exercise of the underwriters’ option to purchase additional shares), of our common stock, in each case including shares of restricted stock and stock awards we intend to grant to our named executive officers and other employees and certain of our directors at the time of this offering. Of these shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to (i) the lock-up agreements described below and (ii) the transfer restrictions contained in the registration rights agreement, shares held by our affiliates that are not “restricted securities” as defined in Rule 144 under the Securities Act may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144. 19,373,318 shares of our common stock held by our existing shareholders will be “restricted securities.”

Lock-up Arrangements

In connection with this offering, we, each of our directors, executive officers and certain of our significant stockholders, representing 19,373,318 shares of our common stock, will enter into lock-up agreements as described under “Underwriting” that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of shares, these existing stockholders could cause the prevailing market price of our common stock to decline.

Following the lock-up periods described above and subject to the transfer restrictions contained in the registration rights agreement, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

All shares of our common stock held by existing shareholders are subject to the lock-up arrangements described above and the transfer restrictions contained in the registration rights agreement and will not be eligible for sale under Rule 144 immediately upon closing this offering.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Equity Compensation Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the equity compensation plan, referred to under “Executive Compensation—Compensation Discussion and Analysis—Annual Incentive Plan.” The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 19,373,318 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for shares purchased by affiliates. For more information, see “Certain Relationships and Related Transactions—Existing stockholders’ agreement” and “Certain Relationships and Related Transactions—Registration rights agreement.”

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence, are a “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	any individual who is a citizen or resident of the United States,

•

any corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	any estate the income of which is subject to United States federal income taxation regardless of its source, or

•

any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for United States federal income tax purposes.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were U.S. citizens.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

Dividends

We do not anticipate making any distributions on our common stock. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of United States federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid to you. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or other applicable form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or other applicable form, as discussed above, you must also provide your United States taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

As a non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of yours (in which case the gain will be subject to United States federal income tax on a net basis at applicable individual or corporate rates and, if you are a foreign corporation, the gain may, under certain circumstances, be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien under the Code); or

•

we are or become a United States real property holding corporation (“USRPHC”). We believe that we are not currently, and are not likely not to become, a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

•	the common stock was “regularly traded on an established securities market”; and

•

you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal Estate Tax

Individuals, or an entity the property of which is includable in an individual’s gross estate for United States federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of United States federal income tax as described above in “—Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Recent Legislative Developments

Recent legislation and administrative guidance generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends paid after December 31, 2013 and the gross proceeds of dispositions of U.S. common stock paid after December 31, 2014, unless various U.S. information reporting and due diligence requirements have been satisfied that generally relate to ownership by U.S. persons of interests in or accounts with those entities. You should consult your tax advisor regarding the possible implications of this legislation on your investment in our common stock.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Jefferies & Company, Inc. and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Piper Jaffray & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC

Total	7,692,308

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,153,846 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,153,846 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., and Jefferies & Company, Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the

15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list the common stock on NASDAQ under the symbol “PLAY”. In order to meet one of the requirements for listing the common stock on NASDAQ, the underwriters have undertaken to sell lots of              or more shares to a minimum of              beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the relevant exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimated that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.6 million.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In particular, Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., is a lender under our senior secured credit facility and Jefferies & Company, Inc. was an initial purchaser of our existing senior notes and existing discount notes. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with the offering of the common stock will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Dave & Buster’s Entertainment, Inc. and its subsidiaries as of January 29, 2012 and January 30, 2011, for the fiscal year ended January 29, 2012, for the 244 day period ended January 30, 2011 and the 120 day period ended May 31, 2010 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Dave & Buster’s Entertainment, Inc and its subsidiaries for the year ended January 31, 2010, included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Dave & Buster’s Entertainment, Inc. and the shares of common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. A copy of the Dave & Buster’s Entertainment, Inc. registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may request copies of the SEC filings of Dave & Buster’s Entertainment, Inc. and Dave & Buster’s, Inc. and forms of documents pertaining to the securities offered hereby referred to in this prospectus without charge, by written or telephonic request directed to us at Dave & Buster’s Entertainment, Inc., 2481 Mañana Drive, Dallas, Texas 75220, Attention: Investor Relations, Telephone: (214) 357-9588.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements for the fiscal years ended January 29, 2012, January 30, 2011 and January 31, 2010

Report of Ernst & Young LLP, independent registered public accounting firm	F-2

Report of KPMG LLP, independent registered public accounting firm	F-3

Consolidated Balance Sheets as of January 29, 2012, and January 30, 2011	F-4

Consolidated Statements of Operations for each of the fiscal year ended January 29, 2012, the 244 day period from June 1, 2010 to January 30, 2011 (Successor), the 120 day
period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal year ended January 31, 2010 (Predecessor)

F-5

Consolidated Statements of Stockholders’ Equity for each of the three fiscal years in the period ended January 29, 2012	F-6

Consolidated Statements of Cash Flows for each of the fiscal year ended January 29, 2012, the 244 day period from June 1, 2010 to January 30, 2011 (Successor), the 120 day
period from February 1, 2010 to May 31, 2010 (Predecessor) and the fiscal year ended January 31, 2010 (Predecessor)

F-7

Notes to audited consolidated financial statements	F-8

Unaudited Consolidated Financial Statements for the 26 week periods ended July 29, 2012 and July 31, 2011

Unaudited Consolidated Balance Sheet as of July 29, 2012 and Audited Consolidated Balance Sheet as of January 29, 2012	F-37

Unaudited Consolidated Statements of Comprehensive Income for the 13 week periods ended July 29, 2012 and July 31, 2011	F-38

Unaudited Consolidated Statements of Comprehensive Income for the 26 week periods ended July 29, 2012 and July 31, 2011	F-39

Unaudited Consolidated Statements of Cash Flows for the 26 week periods ended July 29, 2012 and July 31, 2011	F-40

Notes to unaudited consolidated financial statements	F-41

Report of Independent Registered Public Accounting Firm

The Board of Directors

Dave & Buster’s Entertainment, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Dave & Buster’s Entertainment, Inc. (the Company) and subsidiaries for the fiscal year ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Dave & Buster’s Entertainment, Inc. and subsidiaries for the fiscal year ended January 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

October 26, 2010, except for Note 16 as to which the date is July 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Dave & Buster’s Entertainment, Inc.:

We have audited the accompanying consolidated balance sheets of Dave & Buster’s Entertainment, Inc. (the Company) as of January 29, 2012 and January 30, 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fiscal year ended January 29, 2012, the 120-day period ended May 31, 2010 and the 244-day period ended January 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dave & Buster’s Entertainment, Inc. as of January 29, 2012 and January 30, 2011, and the results of their operations and their cash flows for the fiscal year ended January 29, 2012, the 120-day period ended May 31, 2010 and the 244-day period ended January 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

May 2, 2012

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	January 29, 2012	January 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$33,684	$34,407
Inventories (Note 4)	14,840	14,231
Prepaid expenses	10,626	9,609
Deferred income taxes	17,657	7,568
Income tax receivable	—	5,861
Other current assets	3,493	5,015

Total current assets	80,300	76,691
Property and equipment (net of $83,422 and $32,707, accumulated depreciation in 2011 and 2010, respectively) (Note 5)	323,342	304,819
Tradenames (Note 6)	79,000	79,000
Goodwill (Note 6)	272,286	272,626
Other assets and deferred charges	31,214	31,406

Total assets	$786,142	$764,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt (Note 8)	$1,500	$1,500
Accounts payable	23,974	20,837
Accrued liabilities (Note 7)	59,716	57,721
Income taxes payable	903	1,434
Deferred income taxes	550	385

Total current liabilities	86,643	81,877
Deferred income taxes	30,308	24,702
Deferred occupancy costs	63,101	59,017
Other liabilities	11,578	12,698
Long-term debt, less current installments, net of unamortized discount (Note 8)	456,997	346,418
Commitments and contingencies (Note 13)
Stockholders’ equity:
Common stock, $0.01 par value, 500,000 authorized; 148,610 and 245,498 issued shares as of January 29, 2012 and January 30, 2011, respectively.	1	2
Paid-in capital	150,608	246,290
Treasury stock, 1,104 and 1,500 shares as of January 29, 2012 and January 30, 2011, respectively (Note 11)	(1,189)	(1,500)
Accumulated other comprehensive income	237	195
Accumulated deficit	(12,142)	(5,157)

Total stockholders’ equity	137,515	239,830

Total liabilities and stockholders’ equity	$786,142	$764,542

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share amounts)

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Food and beverage revenues	$272,606	$177,044	$90,470	$269,973
Amusement and other revenues	268,939	166,489	87,536	250,810

Total revenues	541,545	343,533	178,006	520,783
Cost of food and beverage	65,751	41,890	21,817	65,349
Cost of amusement and other	41,417	26,832	13,442	38,788

Total cost of products	107,168	68,722	35,259	104,137
Operating payroll and benefits	130,875	85,271	43,969	132,114
Other store operating expenses	175,993	111,456	59,802	174,685
General and administrative expenses	34,896	25,670	17,064	30,437
Depreciation and amortization expense	54,277	33,794	16,224	53,658
Pre-opening costs	4,186	842	1,447	3,881

Total operating costs	507,395	325,755	173,765	498,912

Operating income	34,150	17,778	4,241	21,871
Interest expense, net	44,931	25,486	6,976	22,122

Loss before income tax provision (benefit)	(10,781)	(7,708)	(2,735)	(251)
Income tax provision (benefit)	(3,796)	(2,551)	(597)	99

Net loss	$(6,985)	$(5,157)	$(2,138)	$(350)

Net loss per share:
Basic	$(45.58)	$(21.07)	$(19.78)	$(3.24)
Diluted	$(45.58)	$(21.07)	$(19.78)	$(3.24)
Weighted average shares used in per share calculations:
Basic	153,250	244,748	108,100	108,100
Diluted	153,250	244,748	108,100	108,100

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Paid-In Capital	Treasury Stock At Cost		Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total
	Shares	Amount		Shares	Amount
Balance, February 1, 2009 (Predecessor)	108,100	$1	$111,345	—	$—	$(34)	$(19,289)	$92,023

Net loss	—	—	—	—	—	—	(350)	(350)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	250	—	250

Comprehensive loss	—	—	—	—	—	—	—	(100)
Stock-based compensation	—	—	723	—	—	—	—	723
Balance January 31, 2010 (Predecessor)	108,100	1	112,068	—	—	216	(19,639)	92,646

Net loss	—	—	—	—	—	—	(2,138)	(2,138)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	49	—	49

Comprehensive loss	—	—	—	—	—	—	—	(2,089)
Stock-based compensation	—	—	1,697	—	—	—	—	1,697
Balance May 31, 2010 (Predecessor)	108,100	1	113,765	—	—	265	(21,777)	92,254

Elimination of Predecessor equity	(108,100)	(1)	(113,765)	—	—	(265)	21,777	(92,254)
Initial investment by Successor	245,498	2	245,496	—	—	—	—	245,498
Net loss	—	—	—	—	—	—	(5,157)	(5,157)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	195	—	195

Comprehensive loss	—	—	—	—	—	—	—	(4,962)
Stock-based compensation	—	—	794	—	—	—	—	794
Purchase of Treasury Stock (see Note 11)	—	—	—	1,500	(1,500)	—	—	(1,500)
Balance January 30, 2011 (Successor)	245,498	2	246,290	1,500	(1,500)	195	(5,157)	239,830

Net loss	—	—	—	—	—	—	(6,985)	(6,985)
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	42	—	42

Comprehensive loss	—	—	—	—	—	—	—	(6,943)
Stock-based compensation	—	—	1,038	—	—	—	—	1,038
Purchase of common stock (see Note 11)	(96,888)	(1)	(96,887)	—	—	—	—	(96,888)
Purchase of treasury stock (see Note 11)	—	—	—	512	(597)	—	—	(597)
Sale of Treasury Stock (see Note 11)	—	—	167	(908)	908	—	—	1,075

Balance January 29, 2012 (Successor)	148,610	$1	$150,608	1,104	$(1,189)	$237	$(12,142)	$137,515

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Cash flows from operating activities:
Net loss	$(6,985)	$(5,157)	$(2,138)	$(350)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	54,277	33,794	16,224	53,658
Accretion of note discount	11,830	—	—	—
Deferred income tax benefit	(4,004)	(1,245)	(2,241)	(6,246)
Loss (gain) on sale of fixed assets	1,279	(2,813)	416	1,004
Stock-based compensation charges	1,038	794	1,697	723
Business interruption reimbursement (Note 3)	(1,629)	—	(210)	—
Other, net	1,541	603	(11)	642
Changes in assets and liabilities:
Inventories	(609)	(1,142)	(31)	1,486
Prepaid expenses	(1,017)	(168)	(1,094)	(570)
Income tax receivable	5,861	8	(1,856)	2,203
Other current assets	(1,561)	1,224	729	(2,167)
Other assets and deferred charges	2,522	3,022	(190)	675
Accounts payable	5,280	(2,022)	(698)	2,524
Accrued liabilities	2,563	(3,471)	(2,137)	(3,620)
Income taxes payable	(578)	(55)	2,886	671
Acquisition of minority interest	—	—	—	(102)
Deferred occupancy costs	4,089	398	86	7,683
Other liabilities	(1,120)	(159)	(137)	840
Deferred insurance proceeds (Note 3)	—	1,629	—	—

Net cash provided by operating activities	72,777	25,240	11,295	59,054

Cash flows from investing activities:
Initial Investment by Successor (Note 2)	—	245,498	—	—
Purchase of Predecessor stock	—	(330,803)	—	—
Capital expenditures	(72,946)	(22,255)	(12,978)	(48,423)
Insurance proceeds on Nashville property (Note 3)	798	4,808	—	—
Proceeds from sales of property and equipment	1,646	8	3	17

Net cash used in investing activities	(70,502)	(102,744)	(12,975)	(48,406)

Cash flows from financing activities:
Borrowings under senior discount notes, net of unamortized discount	100,000	—	—	—
Repayments of long-term debt, including extinguishment fees	—	(237,625)	—	—
Borrowings under senior secured credit facility	—	—	—	36,600
Repayments of senior secured credit facility	(1,500)	(2,750)	(125)	(39,100)
Borrowings under senior secured credit facility, net of unamortized discount	—	150,500	—	—
Repurchase of shares from former executives (Note 11)	(1,597)	(500)	—	—
Borrowings under senior notes	—	200,000	—	—
Proceeds from sale of treasury stock (Note 11)	1,075	—	—	—
Repayments under senior notes	—	—	—	—
Debt issuance costs	(4,088)	(12,591)	—	—
Purchase of common stock (Note 11)	(96,888)	—	—	—

Net cash provided (used) by financing activities	(2,998)	97,034	(125)	(2,500)

Increase (decrease) in cash and cash equivalents	(723)	19,530	(1,805)	8,148
Beginning cash and cash equivalents	34,407	14,877	16,682	8,534

Ending cash and cash equivalents	$33,684	$34,407	$14,877	$16,682

Supplemental disclosures of cash flow information:
Cash paid (refunds received) for income taxes, net	$(5,380)	$(1,257)	597	$3,599
Cash paid for interest and related debt fees, net of amounts capitalized	$30,723	$33,036	10,259	$22,932

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Note 1: Description of Business and Summary of Significant Accounting Policies

Description of Business—On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill” and together with their manager, Oak Hill Capital Management, LLC, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of Dave & Buster’s Holdings, Inc. (“D&B Holdings”) from Wellspring Capital Partners III, L.P. and HBK Main Street Investors L.P. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger). See Note 2 for further discussion on the Acquisition and purchase price.

Dave & Buster’s Entertainment, Inc. (“D&B Entertainment”) owns no other significant assets or operations other than the ownership of all the common stock of D&B Holdings. D&B Holdings owns no other significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. References to the “Company”, “we”, “us”, and “our” refers to Dave & Buster’s Entertainment, Inc. and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation.

Our one industry segment is the operation and licensing of high-volume entertainment and dining venues under the names “Dave & Buster’s” and “Dave & Buster’s Grand Sports Café.” As of January 29, 2012, there were 58 company-owned locations in the United States and Canada and one franchise location in Canada. Our fiscal year ends on the Sunday after the Saturday closest to January 31.

Basis of Presentation—The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States as prescribed by the Securities and Exchange Commission. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Accounting principles generally accepted in the United States require operating results for Dave & Buster’s, Inc. prior to the Acquisition completed June 1, 2010 to be presented as the Predecessor’s results in the historical financial statements. Operating results subsequent to the Acquisition are presented as the Successor’s results and include all periods including and subsequent to June 1, 2010. There have been no changes in the business operations of the Company due to the Acquisition.

The financial statements include our accounts after elimination of all significant intercompany balances and transactions. All dollar amounts are presented in thousands, unless otherwise noted, except share amounts.

Seasonality—Our revenues and operations are influenced by seasonal shifts in consumer spending. Revenues associated with spring and year-end holidays during our first and fourth quarters have historically been higher as compared to the other quarters and will continue to be susceptible to the impact of severe spring and winter weather on customer traffic and sales during those periods. Our third quarter, which encompasses the end of the summer vacation season, has historically had lower revenues as compared to the other quarters.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents—We consider transaction settlements in process from credit card companies and all highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

Inventories—Inventories of food, beverages, merchandise and other supplies needed for our food service and amusement operations are stated at the lower of cost or market determined on a first-in, first-out method.

Deferred tax assets—A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. As of January 29, 2012, we have recorded $11,690 as a valuation allowance against a portion of our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes. If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required or if an addition to the allowance would be required.

Property and equipment—Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives, which are as follows:

Estimated Depreciable Lives (In Years)
Land	—
Buildings	Shorter of 40 or ground lease term
Leasehold and building improvements	Shorter of 20 Or lease term
Furniture, fixtures and equipment	5-10
Games	5-20

Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset.

We review our property and equipment annually, on a store-by-store basis to determine whether facts or circumstances exist that may indicate the carrying values of these long-lived assets are impaired. We compare store-level undiscounted operating cash flows (which excludes interest, general and administrative and other allocated expenses) to the carrying amount of property and equipment allocated to each store. If the expected future cash flows are less than the asset carrying amount (an indication that the carrying amount may not be recoverable), we may recognize an impairment loss.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Any impairment loss recognized equals the amount by which the asset carrying amount exceeds its fair value. We recognized an impairment loss of $200 during fiscal 2011 related to a store in Dallas, Texas, which we permanently closed on May 2, 2011. No impairment charges were recognized in fiscal years 2010 or 2009.

Goodwill and other intangible assets—In accordance with accounting guidance for goodwill and other intangible assets, goodwill and indefinite lived intangibles, such as tradenames, are not amortized, but are reviewed for impairment at least annually. We perform step one of the impairment test in our fourth quarter unless circumstances require this analysis to be completed sooner. Step one of the impairment test is based upon a comparison of the carrying value of our net assets, including goodwill balances, to the fair value of our net assets. Fair value is measured using a combination of the guideline company method, internal transaction method, and the income approach. The guideline company method uses valuation multiples from selected publicly-traded companies that we believe are exposed to market forces that are similar to those faced by the Company. The internal transaction method uses valuation information derived from the Acquisition described in Note 2 as it represents an arm’s length transaction involving the Company. The income approach consists of utilizing the discounted cash flow method that incorporates our estimates of future revenues and costs, discounted using a risk-adjusted discount rate. Key assumptions used in our testing include future store openings, revenue growth, operating expenses and discount rate. Estimates of revenue growth and operating expenses are based on internal projections considering our past performance and forecasted growth, market economics and the business environment impacting our Company’s performance. Discount rates are determined by using a weighted average cost of capital (“WACC”). The WACC considers market and industry data as well as company-specific risk factors. These estimates are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. Our estimates used in the income approach are consistent with the plans and estimates used to manage operations. We do evaluate all methods to ensure reasonably consistent results. Based on the completion of the step one test, we determined that goodwill was not impaired.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made at least annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

We have developed and acquired certain trademarks that are utilized in our business and have been determined to have finite lives. We also have intangible assets related to our non-compete agreements and customer relationships. These intangible assets are included in “Other assets and deferred charges” on the Consolidated Balance Sheet.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Deferred financing costs—The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are included in other assets and deferred charges and are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense. The following table details amounts relating to those assets:

	Fiscal Year ended January 29, 2012	244 days ended January 30, 2011	120 days ended May 31, 2010	Fiscal Year ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$11,312	$12,591	$4,668	$6,132
Additional deferred financing costs	4,088	—	—	—
Amortization during period	(2,665)	(1,279)	(479)	(1,464)

Balance at end of period	$12,735	$11,312	$4,189	$4,668

Self-Insurance Accruals—We are self-insured for certain losses related to workers’ compensation claims and general liability matters and our company sponsored employee health insurance programs. We estimate the accrued liabilities for our self-insurance programs using historical claims experience and loss reserves, assisted by independent third-party actuaries. To limit our exposure to losses, we maintain stop-loss coverage through third-party insurers.

Comprehensive income (loss)—Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. In addition to net income (loss), unrealized foreign currency translation gain (loss) is included in comprehensive income. Unrealized translation gains for fiscal 2011 (Successor), the 244 days ended January 30, 2011 (Successor), the 120 days ended May 31, 2010 (Predecessor), and fiscal 2009 (Predecessor) were $42, $195, $49, and $250, respectively.

Foreign currency translation—The financial statements related to the operations of our Toronto store are prepared in Canadian dollars. Income statement amounts are translated at average exchange rates for each period, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments for assets and liabilities are included in stockholder’s equity as a component of comprehensive income.

Fair Value Disclosures—Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, U.S. GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

•	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

•

Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 inputs are less observable and reflect our own assumptions.

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, our senior secured credit facility, and our senior notes. The carrying amount of cash and cash

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

equivalents, accounts receivable and accounts payable approximates fair value because of their short maturities. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions. The fair value disclosures for our senior notes and discount notes are presented in Note 8.

We may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired. No such adjustments were made in fiscal 2011, except for the initial fair value assessment of our May 2011 assets held for sale, which were sold by January 29, 2012.

Reclassifications—One reclassification has been made to the fiscal 2010 Consolidated Financial Statements to conform to the fiscal 2011 presentation. We reclassified $2,143 of accrued capital expenditures as of January 30, 2011 to accounts payable. This represents a portion of our capital expenditures, which were accrued for at our fiscal year-end, that were previously reported in accrued liabilities.

Share-based expense—The expense associated with share-based equity awards granted as more fully described in Note 11 have been calculated as required by current accounting standards related to stock compensation. The grant date fair values of the options granted in 2011, 2010 and 2009 have been determined based on the option pricing method prescribed in AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation . The expected term of the options were based on the weighted average of anticipated exercise dates. Since we do not have publicly traded equity securities, the volatility of our options has been estimated using peer group volatility information. The risk-free interest rate was based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term. The significant assumptions used in determining the underlying fair value of the weighted-average options granted in fiscal 2011, 2010 and 2009 were as follows:

	Fiscal 2011		Fiscal 2010		Fiscal 2009
	(Successor)		(Successor)		(Predecessor)
	Service Based	Performance Based	Service Based	Performance Based	Service Based	Performance Based
Volatility	55.0%	55.0%	55.0%	55.0%	55.0%	55.0%
Risk free interest rate	1.46%	1.47%	2.03%	2.03%	1.50%	1.40%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term—in years	4.0	4.0	4.7	4.7	2.7	2.7
Weighted average calculated value	$220.59	$117.98	$270.66	$128.36	$495.40	$491.92

The options granted in fiscal years 2011 and 2010 (Successor Periods) have been issued pursuant to the terms of the Dave & Buster’s Entertainment, Inc. 2010 Management Incentive Plan (“2010 D&B Entertainment Incentive Plan”). The 2010 D&B Entertainment Incentive Plan allows the granting of nonqualified stock options to members of management, outside board members and consultants. Grantees may receive (i) time vesting options, which vest ratably on the first through fifth anniversary of the date of grant and/or (ii) performance vesting options which include Adjusted EBITDA vesting options that vest over a prescribed time period based on D&B Entertainment meeting certain profitability targets for each fiscal year and IRR vesting options which vest upon a change in control of D&B Entertainment if Oak Hill’s internal rate of return is greater than or equal to certain percentages

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

set forth in the applicable option agreement, in each case subject to the grantee’s continued employment with or service to D&B Entertainment or its subsidiaries (subject to certain conditions in the event of grantee termination).

The options granted in fiscal 2009 (Predecessor) were granted pursuant to the D&B Holdings stock option plan (the “Predecessor Stock Option Plan”). The Predecessor Stock Option Plan allowed for the granting to certain of our employees and consultants options to acquire stock in D&B Holdings. On the closing date of the Acquisition described in Note 2 all vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest.

Revenue recognition—Food and beverage revenues are recorded at point of service. Amusement revenues consist primarily of credits on Power Cards purchased and used by customers to activate most of the video and redemption games in our midway. Amusement revenues are primarily recognized upon utilization of these game play credits. We have recognized a liability for the estimated amount of unused game play credits which we believe our guests will utilize in the future.

Amusements costs of products—Certain midway games allow guests to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the customer by redeeming the coupons for a prize in our “Winner’s Circle.” Customers may also store the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on coupons outstanding, historic redemption patterns and the estimated redemption cost of products per coupon.

Advertising costs—Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place. Advertising costs expensed in fiscal 2011 (Successor) were $26,612. Advertising costs expensed in the 244 days ended January 30, 2011 (Successor) and the 120 days ended May 31, 2010 (Predecessor) totaled $17,004 and $9,660, respectively. Advertising costs expensed in fiscal 2009 (Predecessor) were $26,588.

Lease accounting—Rent expense is recorded on a straight-line basis over the lease term. The lease term commences on the date when we take possession and have the right to control the use of the leased premises. The lease term includes the initial non-cancelable lease term plus any periods covered by renewal options that we consider reasonably assured of exercising. The difference between rent payments and rent expense in any period is recorded as Deferred occupancy costs in the Consolidated Balance Sheets. Construction allowances we receive from the lessor to reimburse us for the cost of leasehold improvements are recorded as deferred occupancy costs and amortized as a reduction of rent over the term of the lease.

Related party transaction—We entered into an expense reimbursement agreement with Oak Hill Capital Management, LLC, concurrently with the consummation of the Acquisition. Pursuant to this Agreement, Oak Hill Capital Management, LLC provides general advice to us in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for the reimbursement of certain expenses of Oak Hill Capital Management, LLC. The initial term of the expense reimbursement agreement expires in June 2015 and after that date such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. We incurred expenses of

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

$860 during fiscal 2011 and $371 during the 244 days ended January 30, 2011, under the terms of the expense reimbursement agreement. During fiscal 2011 and 2010, we expensed approximately $522 and $4,638, respectively, related to the Acquisition of Dave & Buster’s directed by Oak Hill.

Prior to the Acquisition we had an expense reimbursement agreement with an affiliate of Wellspring, pursuant to which the Wellspring affiliate provided general advice to us in connection with long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provided for an annual expense reimbursement of up to $750 to the Wellspring affiliate. The agreement also provided for the dollar-for-dollar reimbursement of certain third-party expenses paid by Wellspring on behalf of the Company. The initial term of the expense reimbursement agreement would have expired in March 2011. In the 120 days ended May 31, 2010, we paid the Wellspring affiliate $255 under the terms of the expense reimbursement agreement. In fiscal 2009, we paid the Wellspring affiliate $750 under the terms of the expense reimbursement agreement. During the Predecessor portion of fiscal 2010, we expensed approximately $4,280 related to the sale of Dave & Buster’s arranged by Wellspring. During fiscal 2009, we expensed approximately $155 for third-party expenses arranged by Wellspring in connection with the potential sale of Dave & Buster’s or the initial public offering of D&B Holdings.

From time to time we temporarily borrow funds from Dave & Buster’s, Inc. We had a net payable of $375 and $0 as of January 29, 2012 and January 30, 2011, respectively.

Pre-opening costs—Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, training and recruiting and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred.

Income taxes—We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We also recognize liabilities for uncertain income tax positions for those items that meet the “more likely than not” threshold.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of state tax regulations. As a result, we have established accruals for taxes that may become payable in future years as a result of audits by tax authorities. Tax accruals are reviewed regularly pursuant to accounting guidance for uncertainty in income taxes. Tax accruals are adjusted as events occur that affect the potential liability for taxes such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax accruals in the future, if or when such events occur.

As of January 29, 2012, we have accrued approximately $2,049 of unrecognized tax benefits, including approximately $1,109 of penalties and interest. During fiscal 2011, we recognized approximately $59 of tax benefits and an additional $166 of benefits related to penalties and interest. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $940 of unrecognized tax benefits, if recognized, would impact the effective tax rate.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

As a result of the tax consequences associated with certain Acquisition related expenses between the seller and the acquirer, the Company generated certain tax attributes related to stock compensation deductions which were accounted for in accordance with current accounting guidance related to share based payments. These attributes were measured and recorded as deferred tax assets based on fair value adjustments as a result of the Acquisition and the application of business combination accounting.

Recent accounting pronouncements—In May 2011, the FASB issued Accounting Standards Update No. 2011-04, which requires a more uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards. This guidance also requires the following additional disclosures: (a) for Level Three fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (b) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (c) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (d) the disclosure of all transfers between Level One and Level Two of the fair value hierarchy. This guidance will be effective for interim and annual periods beginning on or after December 15, 2011. The Company does not believe implementation of this guidance will have a material effect on its disclosure.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income , which eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Companies can elect to present items of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. As well, reclassification adjustments are required to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. There are no changes to the accounting for items within comprehensive income. This standard impacts presentation only and is effective for fiscal years beginning after December 15, 2011.

In September 2011, the FASB finalized guidance on Testing Goodwill for Impairment. The new guidance simplifies how entities test goodwill for impairment and permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This guidance is effective for fiscal years beginning after December 15, 2011. The Company does not believe implementation of this guidance will have a material effect on its carrying value of goodwill and indefinite life intangible assets.

Note 2: Mergers and Acquisitions

Acquisition by Oak Hill

The Acquisition described in Note 1 has been accounted for in accordance with accounting guidance for business combinations and accordingly, has resulted in the recognition of assets acquired and liabilities assumed at fair value. On the closing date of the Acquisition the following events occurred:

•	All outstanding shares of D&B Holdings’ common stock were converted into the right to receive the per share acquisition consideration;

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

•

All vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest;

•	Dave & Buster’s, Inc. retired all outstanding debt and accrued interest related to its senior secured credit facility and senior notes;

•	Dave & Buster’s, Inc. issued $200,000 of 11% senior notes due 2018 (“New Senior Notes”);

•	Dave & Buster’s, Inc. entered into a senior secured credit facility which provides for senior secured financing of up to $200,000 consisting of:

•	a $150,000 term loan facility with a maturity on June 1, 2016, and

•

a $50,000 revolving credit facility, including a sub-facility of up to the U.S. dollar equivalent of $1,000 for borrowings in Canadian dollars by Dave & Buster’s, Inc.’s Canadian subsidiary, a letter of credit sub-facility, and a swingline sub-facility, with a maturity on June 1, 2015.

The Acquisition resulted in the newly formed Dave & Buster’s Parent, Inc. (now known as Dave & Buster’s Entertainment, Inc.) and a change in ownership of 100% of D&B Holdings and Dave & Buster’s, Inc.’s outstanding common stock. The purchase price paid in the Acquisition has been “pushed down” to Dave & Buster’s Entertainment, Inc.’s financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Acquisition and the allocation of the purchase price to the assets and liabilities as of June 1, 2010 has been recorded based on internal assessments and third party valuation studies.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The aggregate purchase price was $595,998 in cash and newly issued debt, as described above. The following table represents the final allocation of the acquisition costs, including professional fees and other related costs, to the assets acquired and liabilities assumed, based on their fair values:

At June 1, 2010
Purchase price:
Cash, including acquisition costs	$245,498
Debt, including debt issuance costs, net of discount	350,500

Total consideration	595,998
Acquisition related costs:
Included in general and administrative expenses for the fifty-two weeks ended January 30, 2011	8,918
Included in interest expense for fifty-two weeks ended January 30, 2011	3,000
Included in other long-term assets (debt issuance costs)	12,591

Total acquisition related costs	24,509
Allocation of purchase price:
Current assets, including cash and cash equivalents of $19,718 and a current deferred tax asset of $16,073	71,287
Property and equipment	315,914
Trade name	79,000
Other assets and deferred charges, including definite lived intangibles of $10,700	37,702
Goodwill	272,359

Total assets acquired	776,262
Current liabilities	64,958
Deferred occupancy costs	65,521
Deferred income taxes	36,928
Other liabilities	12,857

Total liabilities assumed	180,264
Net assets acquired, before debt	595,998
Newly issued long-term debt, net of discount	350,500

Net assets acquired	$245,498

The following table presents the allocation of the intangible assets subject to amortization (amounts in thousands, except for amortization periods):

	Amount	Weighted Avg. Amortization Years
Trademarks	$8,500	7.0
Non-compete agreements	500	2.0
Customer relationships	1,700	9.0

Total intangible assets subject to amortization	$10,700	7.1

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The goodwill of $272,359 arising from the Acquisition is largely attributable to the growth potential of Dave & Buster’s Entertainment, Inc.. As the Company does not have more than one operating segment, allocation of goodwill between segments is not required. A portion of the trademarks are deductible for tax purposes. No other intangibles, including goodwill, are deductible for tax purposes.

The fair value of other assets and deferred charges acquired includes notes receivable arising from sale-leaseback transactions on two properties with a fair value of $2,377. As of the Acquisition date, the gross amount due under the notes was $3,839, of which none is expected to be uncollectible.

Liabilities assumed were adjusted from Predecessor balances to recognize additional deferred income tax liabilities related to the increase in asset carrying values described above and to reflect the fair value of the obligations under operating leases.

Indefinite lived intangibles include tradenames in the amount of $79,000 and goodwill in the amount of $272,359 which are not subject to amortization, but instead are reviewed for impairment at least annually.

In the fiscal year ended January 29, 2012 (Successor), transaction expenses consist of approximately $522 in charges for legal and professional services related to the Acquisition. The 2010 Successor period transaction expenses consist of a $3,000 fee related to bridge loan financing required to complete the Acquisition and approximately $4,638 in charges for legal and professional services related to the Acquisition. The Predecessor period transaction expenses consist of approximately $4,280 in charges for legal and professional services related to the Acquisition. The bridge financing fee is reported as a component of interest expense, net and the legal and professional fees are reported as general and administrative expenses in the accompanying statements of operations.

Historically, the Predecessor has accounted for amusement smallwares as a component of inventory. Amusements smallwares inventory includes items classified in the following categories: electronics, general supplies, game parts, light bulbs and Power Cards. These supplies are necessary for the start-up and day-to-day amusement operation of a store and supply levels on hand remain relatively constant over time. The Successor has elected to classify amusement smallwares as a component of fixed assets and depreciate the assets over an estimated useful life of five years. Replacements of amusement smallwares items will be expensed as incurred as store operations expense.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Supplemental pro forma financial information—The following supplemental unaudited pro forma results of operations assumes that the Acquisition occurred on the first day of the earliest fiscal year presented. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Acquisition had actually occurred on that date, nor the results that may be obtained in the future. Pro forma amounts reflect additional expenses incurred had the Acquisition occurred at the time as indicated above and consist primarily of interest, depreciation and amortization and income tax expenses.

Fiscal Year Ended
January 30, 2011
As reported:
Revenue	$521,539
Net loss	(7,295)
Supplemental pro forma (unaudited):
Revenue	521,539
Net loss	(2,048)
January 31, 2010
As reported:
Revenue	520,783
Net loss	(350)
Supplemental pro forma (unaudited):
Revenue	520,783
Net loss	(10,755)

Acquisition of Limited Partnership

Effective June 30, 2009, we acquired the 49.9% limited partner interest in a limited partnership, which owned a Jillian’s store in the Discover Mills Mall near Atlanta, Georgia. Prior to our June 30, 2009 acquisition, we owned a 50.1% general partner interest in the limited partnership. Historically, we accounted for our ownership of the general partnership interest using the equity method due to the substantive participative rights of the limited partner in the operations of the partnership.

The acquisition date fair value of the consideration given for the limited partner interest was $1,860 and consisted of an agreement to extend the underlying premises lease by an additional thirty-two months. Under the terms of the extended lease we also agreed to convert the Jillian’s operations to the “Dave & Buster’s” trade name by January 30, 2010. The Company completed the conversion of the store operations to Dave & Buster’s on November 12, 2009.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The acquisition of the limited partner interest was accounted for in accordance with accounting guidance for business combinations and, accordingly, resulted in the recognition of the assets acquired and the liabilities assumed at the June 30, 2009 fair values as summarized below:

Fair Value
Assets:
Current assets	$1,030
Property and equipment, net	2,185

Total assets	$3,215

Liabilities:
Current liabilities	$498
Deferred occupancy costs	2,360

Total liabilities	$2,858

The acquisition resulted in a gain of approximately $357, which is included as a component of “Other store operating expenses” in the accompanying consolidated statements of operations.

Note 3: Casualty loss

On May 2, 2010, flooding occurred in Nashville, Tennessee, causing considerable damage to our Nashville store and the retail mall where our store is located. The store is covered by up to $25,000 in property and business interruption insurance subject to an overall deductible of one thousand dollars.

During fiscal 2011, we recorded $3,215 as a reduction to “Other store operating expenses” in the Consolidated Statement of Operations related to the recovery of business interruption losses from our insurance carrier, of which $1,629 was received in fiscal 2010 and deferred until the restrictions lapsed. Additionally, during fiscal 2011, we have received $2,414 from our insurance carrier which settled in full the casualty related receivables we recorded in 2010. $798 of the funds received relates to property and equipment, $156 relates to inventories, $778 relates to pre-opening costs, and $682 relates to remediation expenses and other costs incurred as a result of the flood. The build-out of our leased facility was completed prior to January 29, 2012, and our landlord delivered to us assets with a fair value of $2,443, which resulted in a gain that we recorded in “Other store operating expenses” of $955. As of January 29, 2012, all receivables casualty related have been collected and we expect no further collections related to this casualty loss. The store reopened on November 28, 2011.

During the 244 days ended January 30, 2011, we recognized a $3,757 pretax gain on insurance proceeds received related to computers, furniture, fixtures and game equipment and that amount is included as a reduction to “Other store operating expenses” in the Successor’s Consolidated Statement of Operations. This gain is the difference between the $4,808 cash proceeds received from our insurance carrier and the $1,051 receivable balance previously recorded for these assets. In addition, during fiscal 2010, $2,559 and $210 has been recognized as a reduction to “Other store operating expenses” in the Consolidated Statement of Operations for the 244 days ended January 30, 2011 and 120 days ended May 31, 2010, respectively, related to the recovery of business interruption losses.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Note 4: Inventories

Inventories consist of the following:

	January 29, 2012	January 30, 2011
Operating store—food and beverage	$3,096	$2,833
Operating store—amusement	6,236	6,407
Corporate supplies, warehouse and other	5,508	4,991

	$14,840	$14,231

Amusement inventory includes electronic equipment, stuffed animals and small novelty items used as redemption prizes for certain midway games, as well as supplies needed for midway operations.

Note 5: Property and Equipment

Property and equipment consist of the following:

	January 29, 2012	January 30, 2011
Land	$—	$440
Buildings	13,292	15,217
Leasehold and building improvements	247,382	209,538
Furniture, fixtures and equipment	69,776	55,292
Games	60,948	49,664
Construction in progress	15,366	7,375

Total cost	406,764	337,526
Accumulated depreciation	(83,422)	(32,707)

Property and equipment, net	$323,342	$304,819

Interest costs capitalized during the construction of facilities were $759 for fiscal 2011 (Successor), $62 for the 244 days ended January 30, 2011 (Successor), $110 for the 120 days ended May 31, 2010 (Predecessor), and $640 for fiscal 2009 (Predecessor).

Property and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Depreciation expense totaled $52,623 for fiscal 2011 (Successor), $32,687 for the 244 days ended January 30, 2011 (Successor), $15,696 for the 120 days ended May 31, 2010 (Predecessor), and $52,058 for fiscal 2009 (Predecessor).

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Note 6: Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the year ended January 29, 2012 and January 30, 2011 are as follows:

Gross Amount
Goodwill Balance at January 31, 2010 (Predecessor)	$65,857
Elimination of Predecessor goodwill	(65,857)
Goodwill recognized due to the Acquisition	272,626

Goodwill Balance at January 30, 2011 (Successor)	272,626
Adjustment from subsequent finalization of income tax basis	(267)
Foreign exchange differences	(73)

Goodwill Balance at January 29, 2012 (Successor)	$272,286

The following table presents our goodwill and intangible assets at January 29, 2012 and January 30, 2011:

	Weighted- Average Useful Lives	January 29, 2012		January 30, 2011
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Not subject to amortization:
Goodwill		$272,286	$—	$272,626	$—
Tradenames		79,000	—	79,000	—

Total not subject to amortization		351,286	—	351,626	—

Subject to amortization:
Trademarks	7 years	8,500	(2,027)	8,500	(812)
Customer relationships	9 years	1,700	(316)	1,700	(127)
Non-compete agreements	2 years	500	(418)	500	(168)

Total subject to amortization		10,700	(2,761)	10,700	(1,107)

Total goodwill and intangibles		$361,986	$(2,761)	$362,326	$(1,107)

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The weighted-average amortization period for intangibles subject to amortization is 7.1 years. Amortization expense was $1,654, $1,107, $528 and $1,600 for the fiscal year ended January 29, 2012 (Successor), the 244 days ended January 30, 2011 (Successor), the 120 days ended May 31, 2010 (Predecessor) and fiscal 2009 (Predecessor), respectively. Estimated amortization expense relating to intangible assets subject to amortization for each of the five succeeding years and beyond is as follows:

Amortization Expense
2012	$1,485
2013	1,403
2014	1,403
2015	1,403
2016	1,403
Thereafter	842

Total future amortization expense	$7,939

Note 7: Accrued Liabilities

Accrued liabilities consist of the following:

	January 29, 2012	January 30, 2011
Compensation and benefits	$12,447	$11,304
Deferred amusement revenue	10,453	9,966
Rent	7,597	5,909
Amusement redemption liability	5,895	4,842
Interest	5,788	6,079
Sales and use taxes	3,972	2,625
Deferred gift card revenue	3,860	3,683
Property taxes	2,844	3,174
Other	6,860	10,139

Total accrued liabilities	$59,716	$57,721

Note 8: Long-Term Debt

Long-term debt consisted of the following:

	January 29, 2012	January 30, 2011
Senior secured credit facility—revolving	$—	$—
Senior secured credit facility—term	147,750	149,250
Senior notes	200,000	200,000
Senior discount notes	180,790	—

Total debt outstanding	528,540	349,250
Unamortized debt discount—senior secured credit facility	(1,083)	(1,332)
Unamortized debt discount—senior discount notes	(68,960)	—
Less current installments	1,500	1,500

Long-term debt, less current installments, net of unamortized discount	$456,997	$346,418

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Dave & Buster’s, Inc. received proceeds on the term loan facility of $148,500, net of a $1,500 discount. The discount is being amortized to interest expense over the life of the term loan facility.

Senior Secured Credit Facility—The Dave & Buster’s, Inc. senior secured credit facility provides (a) a $150,000 term loan facility with a maturity date of June 1, 2016 and (b) a $50,000 revolving credit facility with a maturity date of June 1, 2015. The $50,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility (ii) a $5,000 swingline sub-facility and (iii) a $1,000 (in US Dollar equivalent) sub-facility available in Canadian dollars to the Canadian subsidiary. The revolving credit facility will be used to provide financing for general purposes. Virtually all of D&B Holdings and Dave & Buster’s, Inc.’s assets are pledged as collateral for the senior secured credit facility. As of January 29, 2012, we had no borrowings under the revolving credit facility, borrowings of $147,750 ($146,667, net of discount) under the term facility and $4,894 in letters of credit outstanding. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions. The interest rate on the term loan facility at January 29, 2012 was 5.5%.

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are set periodically based on, at our option, either (1) the greatest of (a) the defined prime rate in effect, (b) the Federal Funds Effective Rate in effect plus 1/2 of 1% and (c) a Eurodollar rate, which is subject to a minimum (or, in the case of the Canadian revolving credit facility, a Canadian prime rate or Canadian cost of funds rate), for one-, two-, three- or six-months (or, if agreed by the applicable lenders, nine or twelve months) or, in relation to the Canadian revolving credit facility, 30-, 60-, 90- or 180-day interest periods chosen by us or our Canadian subsidiary, as applicable in each case (the “Base Rate”), plus an applicable margin percentage between 2.50% and 4.50% or (2) a defined Eurodollar rate plus an applicable margin. Swingline loans bear interest at the Base Rate plus the applicable margin.

The senior secured credit facility requires compliance with financial covenants including a minimum fixed charge coverage ratio test and a maximum leverage ratio test. Dave & Buster’s, Inc. is required to maintain a minimum fixed charge coverage ratio of 1.05:1.00 and a maximum leverage ratio of 5.00:1.00 as of January 29, 2012. The financial covenants will become more restrictive over time. The required minimum fixed charge coverage ratio increases annually to a required ratio of 1.30:1.00 in the fourth quarter of fiscal year 2014 and thereafter. The maximum leverage ratio decreases annually to a required ratio of 3.25:1.00 in the fourth quarter of fiscal year 2014 and thereafter. In addition, the senior secured credit facility includes negative covenants restricting or limiting, D&B Holdings, Dave & Buster’s, Inc. and its subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends, make capital expenditures and sell or acquire assets. Virtually all of Dave & Buster’s, Inc.’s assets are pledged as collateral for the senior secured credit facility.

On May 13, 2011, D&B Holdings and Dave & Buster’s, Inc. executed an amendment (the “Amendment”) to the senior secured credit facility. The Amendment reduced the applicable term loan margins and LIBOR floor used in setting interest rates, as well as limited Dave & Buster’s, Inc. requirement to meet the covenant ratios, as stipulated in the Amendment, until such time as we make a draw on our revolving credit facility or issue letters of credit in excess of $12,000. The Company was in compliance with the debt covenants as of January 29, 2012.

Oak Hill Advisors, L.P. is one of twenty-two creditors participating in the term loan portion of our senior secured credit facility. As of January 29, 2012, Oak Hill Advisors LP held approximately 9.4%, or

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

$13,929, of our total term loan obligation. Oak Hill Advisors, L.P. is not an affiliate of Oak Hill Capital Partners and is not under common control with Oak Hill Capital Partners. Oak Hill Advisors, L.P. and an affiliate of Oak Hill Capital Management, LLC co-manage Oak Hill Special Opportunities Fund, L.P., a private fund.

The senior secured credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974 as amended from time to time (“ERISA”), material judgments, actual or asserted failures of any guarantee or security document supporting the senior secured credit facility to be in full force and effect and a change of control. If an event of default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including acceleration of amounts due under the senior secured credit facility and all other actions permitted to be taken by a secured creditor.

Senior notes—The Dave & Buster’s, Inc. senior notes are general unsecured, unsubordinated obligations of Dave & Buster’s, Inc. and mature on June 1, 2018. Interest on the notes is paid semi-annually and accrues at the rate of 11.0% per annum. On or after June 1, 2014, the Company may redeem all, or from time-to-time, a part of the senior notes at redemption prices (expressed as a percentage of principal amount) ranging from 105.5% to 100.0% plus accrued and unpaid interest on the senior notes. Prior to June 1, 2013, Dave & Buster’s, Inc. may on any one or more occasions redeem up to 40.0% of the original principal amount of the notes using the proceeds of certain equity offerings at a redemption price of 111.0% of the principal amount thereof, plus any accrued and unpaid interest. As of January 29, 2012, our $200,000 of senior notes had an approximate fair value of $209,100 based on quoted market price. The fair value of the Company’s senior notes are considered to be Level One instruments as defined by GAAP.

The senior notes restrict Dave & Buster’s, Inc. ability to incur indebtedness, outside of the senior secured credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the notes restrict Dave & Buster’s, Inc. ability to make certain payments to affiliated entities. The Company was in compliance with the debt covenants as of January 29, 2012.

Senior Discount Notes—On February 22, 2011, D&B Entertainment issued principal amount $180,790 of 12.25% senior discount notes. The notes will mature on February 15, 2016. No cash interest will be paid on the notes prior to maturity, but the value of the notes will accrete (representing the amortization of original issue discount) between the date of original issue and the maturity date of the senior discount notes, at a rate of 12.25% per annum, compounded semi-annually using a 360-day year comprised of twelve 30-day months, such that the accreted value will equal the principal amount on such date.

Prior to February 15, 2013, the Company may on any one or more occasions redeem up to 100.0% of the aggregate principal amount at maturity of the senior discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after February 15, 2013, but prior to August 15, 2013, the Company may on any one or more occasions redeem up to 40.0% of the aggregate principal amount at maturity of the senior discount notes using the proceeds of one or more equity offerings at a redemption price of

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

112.25% of the accreted value at the redemption date. On or after August 15, 2013, the Company may redeem all, or from time-to-time, a part of the senior discount notes at redemption prices (expressed as a percentage of accreted value) ranging from 106.125% to 100.0%. As of January 29, 2012, our $111,830 senior discount notes had an approximate fair value of $103,812 based on quoted market prices of a similar instrument. The Company’s senior discount notes are considered Level Two instruments as defined by GAAP.

D&B Entertainment received net proceeds of $100,000, which we used to pay debt issuance costs and to repurchase a portion of the common stock owned by our stockholders. We did not retain any proceeds from the note issuance. D&B Entertainment is the sole obligor of the notes. D&B Holdings, Dave & Buster’s, Inc. nor any of its subsidiaries are guarantors of these notes. However, neither D&B Holdings nor D&B Entertainment have any material assets or operations separate from Dave & Buster’s, Inc.

The senior discount notes restrict the Company’s ability to incur indebtedness, outside of the senior secured credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the senior discount notes restrict the Company’s ability to make certain payments to affiliated entities. The Company was in compliance with the debt covenants as of January 29, 2012.

Future debt obligations—The following table sets forth our future debt principal payment obligations as of January 29, 2012 (excluding repayment obligations under the revolving portion of our senior secured credit facility).

Debt Outstanding at January 29, 2012
1 year or less	$1,500
2 years	1,500
3 years	1,500
4 years	1,500
5 years	322,540
Thereafter	200,000

Total future payments	$528,540

The following tables set forth our recorded interest expense, net:

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Gross interest expense	$46,057	$25,737	$7,180	$23,078
Capitalized interest	(759)	(62)	(110)	(640)
Interest income	(367)	(189)	(94)	(316)

Total interest expense, net	$44,931	$25,486	$6,976	$22,122

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Note 9: Income Taxes

The provision (benefit) for income taxes is as follows:

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 30, 2011	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Current expense
Federal	$—	$(1,527)	$578	$3,219
Foreign	(175)	188	47	243
State and local	383	33	1,019	2,883
Deferred benefit	(4,004)	(1,245)	(2,241)	(6,246)

Total provision (benefit) for income taxes	$(3,796)	$(2,551)	$(597)	$99

Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows:

	January 29, 2012	January 30, 2011
Deferred tax liabilities:
Trademark/trade name	$31,216	$31,625
Prepaid expenses	549	493
Property and equipment	5,562	5,021
Other	—	232

Total deferred tax liabilities	37,327	37,371

Deferred tax assets:
Property and equipment	—	—
Leasing transactions	2,739	1,202
Worker’s compensation and general liability insurance	3,323	3,711
Smallware supplies	728	730
Deferred revenue	5,981	5,421
Deferred compensation	707	309
Accrued liabilities	1,634	1,481
Tax credit carryovers	9,094	6,840
State and federal net operating loss carryovers	9,584	8,472
Indirect benefit of unrecognized tax benefits	693	614
Other	1,333	1,899

Total deferred tax assets	35,816	30,679

Valuation allowance for deferred tax assets—US	(11,249)	(10,347)
Valuation allowance for deferred tax assets—Canada	(441)	(480)

Total deferred tax assets net of valuation allowance	24,126	19,852

Net deferred tax liability	$13,201	$17,519

At January 29, 2012, we had a $11,690 valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with accounting guidance for income taxes.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Primarily as a result of our experiencing cumulative losses before income taxes for the three-year period ending January 29, 2012, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

As of January 29, 2012, we had federal tax credit carryforwards of $9,042 and federal net operating loss carryforwards of $13,781 for income tax purposes. There is a 20-year carryforward on general business credits and net operating loss carryforwards.

The State of Texas has enacted legislation which established a tax based on taxable margin. As a result of the legislation and in accordance with accounting guidance for income taxes, we recorded an income tax expense of $228, $222 and $222 for the fiscal years ended January 29, 2012, January 30, 2011 and January 31, 2010, respectively.

We currently anticipate that approximately $8 of unrecognized tax benefits will be settled through federal and state audits or will be recognized as a result of the expiration of statute of limitations during fiscal 2012. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred tax accounting, $940 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to 2007. In fiscal 2011 the Internal Revenue Service (“IRS”) commenced an examination of D&B Holdings’ U.S. income tax returns for fiscal 2009. As of January 29 2012, the IRS has not proposed any adjustments to D&B Holdings’ tax returns. The Company does not anticipate that the current examination will result in a material change to its financial position.

The change in unrecognized tax benefits excluding interest, penalties and related income tax benefits, for fiscal year ended January 29, 2012, the 244 days ended January 30, 2011, the 120 days ended May 31, 2010 and fiscal year ended January 31, 2010 were as follows:

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of year	$881	$2,062	$2,199	$2,242
Additions for tax positions of prior years	118	—	442	366
Reductions for tax positions of prior years	—	(161)	—	—
Additions for tax positions of current year	—	—	—	—
Settlements	—	—	(579)	(39)
Lapse of statute of limitations	(59)	(1,020)	—	(370)

Balance at end of year	$940	$881	$2,062	$2,199

As of January 29, 2012, the accrued interest and penalties on the unrecognized tax benefits were $915 and $194, respectively, excluding any related income tax benefits. As of January 30, 2011, the accrued interest and penalties on the unrecognized tax benefits were $768 and $175, respectively, excluding any related income tax benefits. The Company recognized interest accrued related to the unrecognized tax benefits and penalties as a component of the provision for income taxes recognized in the Consolidated Statements of Operations.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The reconciliation of the federal statutory rate to the effective income tax rate follows:

	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Federal corporate statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	4.1%	(8.6)%	2.6%	(545.7)%
Foreign taxes	1.2%	(0.9)%	(1.4)%	(129.5)%
Nondeductible expenses	(7.1)%	(22.4)%	(10.6)%	(327.4)%
Tax credits	20.1%	18.4%	29.8%	941.0%
Valuation allowance	(7.8)%	(2.2)%	(26.3)%	(331.0)%
Change in reserve	(2.1)%	16.9%	2.7%	(100.7)%
Other	(8.2)%	(3.1)%	(10.0)%	418.9%

Effective tax rate	35.2%	33.1%	21.8%	(39.4%)

Note 10: Leases

We lease certain property and equipment under various non-cancelable capital and operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance and maintenance of the leased assets. Certain leases also have provisions for additional contingent rentals based on revenues. For fiscal 2011 (Successor), rent expense for operating leases was $47,342, including contingent rentals of $2,310. For the 244 days ended January 30, 2011 (Successor) and the 120 days ended May 31, 2010 (Predecessor), rent expense for operating leases was $30,502 and $15,140, respectively, including contingent rentals of $1,358 and $945, respectively. For fiscal 2009 (Predecessor), rent expense for operating leases was $44,143, including contingent rentals of $1,475. At January 29, 2012 future minimum lease payments, including any periods covered by renewal options we are reasonably assured of exercising (including the sale/leaseback transactions described below), are:

2012	2013	2014	2015	2016	Thereafter	Total
$48,974	$48,410	$48,110	$47,402	$46,315	$231,729	$470,940

At January 29, 2012, we also had lease commitments on equipment as follows:

2012	2013	2014	2015	2016	Thereafter	Total
$881	$677	$422	$284	$5	$0	$2,269

We have signed operating lease agreements for future sites located in Oklahoma City, Oklahoma, and Orland Park, Illinois, for which the landlord has fulfilled the obligations to commit us to the lease terms and therefore, the future obligations related to these locations are included in the table above. Our store in Oklahoma City, Oklahoma, opened on January 30, 2012.

We currently have signed one additional lease agreement for a future site. Our commitments under this agreement are contingent upon among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to this agreement are not included in the table above.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

During 2000 and 2001, we completed the sale/leaseback of three stores and the corporate headquarters. Cash proceeds of $24,774 were received along with twenty-year notes aggregating $6,750. The notes bear interest of 7% to 7.5%. At the end of fiscal years 2011 and 2010, the aggregate balance of the notes receivable due from the lessors under the sale/leaseback agreements was $3,468 and $3,696, respectively. Future minimum principal and interest payments due to us under these notes are as follows:

2012	2013	2014	2015	2016	Thereafter	Total
$489	$489	$489	$489	$489	$2,442	$4,887

Note 11: Common Stock

Stock Option Plans-Successor

In June 2010 the members of D&B Entertainment board of directors approved the adoption of the 2010 D&B Entertainment Incentive Plan. The 2010 D&B Entertainment Incentive Plan provides for the granting of options to acquire stock in D&B Entertainment to certain of our employees, outside directors and consultants. The options are subject to either time-based vesting or performance-based vesting. Options granted under the 2010 D&B Entertainment Incentive Plan terminate on the ten-year anniversary of the grants.

The various options provided for in the 2010 D&B Entertainment Incentive Plan are as follows, in each case subject to the grantees continued employment with or service to D&B Entertainment or its subsidiaries (subject to certain conditions in the event of grantee termination):

Service-based options

These options contain a service-based (or time-based) vesting provision, whereby the options will vest annually in five equal amounts. Upon sale of the Company or change in control, all service-based options will fully vest.

Performance-based options

These options contain various performance-based vesting provisions depending on the type of performance option granted. Adjusted EBITDA vesting options vest over a prescribed time period based on D&B Entertainment meeting certain profitability targets for each fiscal year during the vesting period. Adjusted EBITDA vesting options also vest upon a D&B Entertainment change of control provided that prescribed Oak Hill internal rate of return (IRR) conditions are met. IRR vesting options vest upon a change in control of D&B Entertainment if Oak Hill’s internal rate of return is greater than or equal to certain percentages set forth in the applicable option agreement. Any options that have not vested prior to a change of control or do not vest in connection with a change of control will be forfeited by the grantee upon a change of control for no consideration.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Transactions during fiscal 2011 under the 2010 D&B Entertainment Incentive Plan were as follows:

	Service based options		Performance based options
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	5,876	$1,000	15,844	$1,000
Adjustment	(2,330)	1,000	(6,295)	1,000
Granted	890	1,004	2,462	1,003
Forfeited	(264)	1,000	(198)	1,000

Options outstanding at end of year	4,172	$1,001	11,813	$1,001

Options exercisable at end of year	643	$1,000	0	$0

On February 22, 2011, D&B Entertainment issued principal amount $180,790 of 12.25% Senior Discount Notes. D&B Entertainment is the sole obligor of the notes. The notes will mature on February 15, 2016. No cash interest will be paid on the notes prior to maturity. D&B Entertainment received net proceeds of $100,000, which it used to pay debt issuance costs and repurchase a portion of its common stock from its stockholders. D&B Entertainment did not retain any proceeds from the note issuance. In accordance with the provisions of the 2010 D&B Entertainment Incentive Plan, on February 25, 2011, the Board of Directors amended the plan to reduce, on a pro rata basis, the number of options outstanding for all plan participants as of that date.

We recorded share-based compensation expense related to our stock option plan of $1,038 during the fiscal year ended January 29, 2012 and $794 during the 244 days ended January 30, 2011. The unrecognized expense related to our stock option plan totaled approximately $1,976 as of January 29, 2012 and will be expensed over a weighted average 2.0 years. The weighted average grant date fair value per option granted in fiscal 2011 was $145. The average remaining term for all options outstanding at January 29, 2012 is 9.2 years.

In the event that vesting of the previously unvested options is accelerated for any reason, the remaining unamortized share-based compensation would be accelerated. In addition, assumptions made regarding forfeitures in determining the remaining unamortized share-based compensation would be re-evaluated to determine if additional share-based compensation expense would be required for any changes in the underlying assumptions.

Stock Option Plans-Predecessor

In December 2006, the members of the board of directors of D&B Holdings approved the adoption of the Predecessor Stock Option Plan. The Predecessor Stock Option Plan provided for the granting to certain of our employees and consultants options to acquire stock in D&B Holdings that are subject to either time-based vesting or performance-based vesting. On the closing date of the Acquisition described in Note 2 all vested options to acquire D&B Holdings’ common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and the per share acquisition consideration without interest.

We recorded share-based compensation expense related to the Predecessor stock option plan of $1,697 and $723 in the 120 day period ended May 31, 2010, and fiscal 2009, respectively, related to

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

this plan. The expense recorded in the 2010 Predecessor time period includes $1,378 of expense related to the acceleration of option vesting as a result of the Acquisition described in Note 2.

Other Information—Related Party Transactions

On September 30, 2010, we repurchased one thousand five hundred shares of our common stock from a former member of management for $1,500, of which $500 was paid in fiscal 2010 and $1,000 was paid in fiscal 2011 by Dave & Buster’s, Inc. on behalf of us prior to January 29, 2012. As described below, we subsequently resold approximately seventy-five and eight hundred thirty-three of the purchased shares on March 23, 2011 and January 18, 2012, respectively. We continue to retain approximately five hundred ninety-two of the purchased shares as treasury stock.

On March 23, 2011, we sold to a member of management seventy-five shares of our common stock held as treasury stock for an aggregate price of $75, the value based on an independent third party valuation prepared as of January 30, 2011.

On June 28, 2011, we repurchased approximately ninety shares of our common stock from a former member of management for approximately $90, of which the Dave & Buster’s, Inc., on behalf of us, paid $15. The purchased shares are being retained as treasury stock by the Company.

On January 13, 2012, we repurchased approximately four hundred twenty-two shares of our common stock from a former member of management for approximately $507, all of which was paid by Dave & Buster’s, Inc. on behalf of us. The purchased shares are being retained as treasury stock by the Company.

On January 18, 2012, we sold approximately eight hundred thirty-three shares of our common stock previously held as treasury stock to three outside directors for an aggregate price of approximately $1,000. Proceeds from the sale were used to repay funds that had been advanced to us by Dave & Buster’s, Inc. The per share sales price approximates the value per share as determined by an independent third party valuation prepared as of October 30, 2011.

Subsequent to the transactions described above, Oak Hill controls approximately 95.4% and certain members of our Board of Directors and management control approximately 4.6% of the outstanding common stock.

Note 12: Employee Benefit Plan

We sponsor a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) for all employees who have completed a specified term of service. Our contributions may range from 0% to 100% of employee contributions, up to a maximum of 6% of eligible employee compensation, as defined by the 401(k) Plan. Employees may elect to contribute up to 50% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. Expenses related to our contributions to the 401(k) plan were $273, $153, and $260 for fiscal 2011, 2010, and 2009, respectively.

Note 13: Contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to such legal proceedings and claims will not materially affect the consolidated results of our operations or our financial condition.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

We are subject to the terms of a settlement agreement with the Federal Trade Commission (FTC) that requires us, on an ongoing basis, to establish, implement, and maintain a comprehensive information security program that is reasonably designed to protect the security, confidentiality, and integrity of personal information collected from or about consumers. The agreement does not require us to pay any fines or other monetary assessments and we do not believe that the terms of the agreement will have a material adverse effect on our business, operations, or financial performance.

We lease certain property and equipment under various non-cancelable operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance, and maintenance of the leased assets. Certain leases also have provisions for additional contingent rentals based on revenues.

Note 14: Condensed Consolidating Financial Information

The Dave & Buster’s, Inc. senior notes are guaranteed on a senior basis by all its domestic subsidiaries. The subsidiaries’ guarantee of the senior notes are full and unconditional and joint and several.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial statements of guarantors and issuers of guaranteed securities registered or being registered.” No other condensed consolidating financial statements are presented herein. The results of operations and cash flows from operating activities from non-guarantor entities were $(7,894) and $(619), respectively, for the fiscal year ended January 29, 2012, and $(135) and $1,874, respectively for the fiscal year ended January 30, 2011. There are no restrictions on cash distributions from non-guarantor entities.

January 29, 2012:

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Assets:
Current assets	$71,890	$8,410	$—	$80,300
Property and equipment, net	318,501	4,841	—	323,342
Tradenames	79,000	—	—	79,000
Goodwill	273,727	(1,441)	—	272,286
Investment in sub	3,951	240,785	(244,736)	—
Other assets and deferred charges	28,963	2,625	(374)	31,214

Total assets	$776,032	$255,220	$(245,110)	$786,142

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Liabilities and stockholders’ equity:
Current liabilities	$84,074	$2,569	$—	$86,643
Deferred income taxes	30,308	—	—	30,308
Deferred occupancy costs	63,040	61	—	63,101
Other liabilities	11,578	374	(374)	11,578
Long-term debt, less current installments, net of unamortized discount (Note 8)	345,167	111,830	—	456,997
Stockholders’ equity	241,865	140,386	(244,736)	137,515

Total liabilities and stockholders’ equity	$776,032	$255,220	$(245,110)	$786,142

January 30, 2011:

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Assets:
Current assets	$74,547	$2,144	$—	$76,691
Property and equipment, net	299,372	5,447	—	304,819
Tradenames	79,000	—	—	79,000
Goodwill	272,626	—	—	272,626
Investment in sub	3,864	240,830	(244,694)	—
Other assets and deferred charges	31,328	78	—	31,406

Total assets	$760,737	$248,499	$(244,694)	$764,542

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Liabilities and stockholders’ equity:
Current liabilities	$78,096	$4,781	$(1,000)	$81,877
Deferred income taxes	24,702	—	—	24,702
Deferred occupancy costs	58,993	24	—	59,017
Other liabilities	12,698	—	—	12,698
Long-term debt, less current installments, net of unamortized discount (Note 8)	346,418	—	—	346,418
Stockholders’ equity	239,830	243,694	(243,694)	239,830

Total liabilities and stockholders’ equity	$760,737	$248,499	$(244,694)	$764,542

(1)	Non-guarantor entities include the one non-domestic subsidiary of Dave & Buster’s, Inc., Dave & Buster’s Holdings, Inc. and Dave & Buster’s Entertainment, Inc.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Note 15: Quarterly Financial Information (unaudited)

	Fiscal Year Ended January 29, 2012
	First Quarter 5/1/2011	Second Quarter 7/31/2011	Third Quarter 10/30/2011	Fourth Quarter 1/29/2012
	(Successor)	(Successor)	(Successor)	(Successor)
Total revenues	$148,603	$128,664	$120,322	$143,956
Income (loss) before provision (benefit) for income taxes	7,655	(8,036)	(10,942)	542
Net income (loss)	5,178	(5,200)	(6,604)	(359)

	Fiscal Year Ended January 30, 2011
	First Quarter 5/2/2010	For the 29 Day Period from 5/3/10 to 5/31/10	For the 62 Day Period from 6/1/10 to 8/1/10	Third Quarter 10/31/2010	Fourth Quarter 1/30/2011
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
Total revenues	$141,575	$36,431	$91,485	$116,590	$135,458
Income (loss) before provision (benefit) for income taxes	6,984	(9,719)	(6,055)	(9,485)	7,832
Net income (loss)	3,911	(6,049)	(3,430)	(6,228)	4,501

During 2011, we opened two locations: Orlando, Florida, in the second quarter and Braintree, Massachusetts, in the fourth quarter. In the fourth quarter of fiscal 2011, our location in Nashville, Tennessee, reopened after being closed since the first quarter of fiscal 2010, due to the flooding. During 2010, we opened two locations: Wauwatosa, Wisconsin in the first quarter and Roseville, California in the second quarter. Pre-opening costs incurred in fiscal 2011 were $740, $1,431, $587 and $1,428 in the first, second, third and fourth quarters, respectively. Pre-opening costs incurred in fiscal 2010 were $1,189, $277, $371 and $452 in the first, second, third and fourth quarters, respectively.

Note 16: Earnings per share

Basic earnings per share (“EPS”) represents net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS represents net income divided by the basic weighted average number of common shares plus, if dilutive, potential common shares outstanding during the period. Potential common shares consist of incremental common shares issuable upon the exercise of outstanding stock options. The dilutive effect of potential common shares is determined using the treasury stock method, whereby outstanding stock options are assumed exercised at the beginning of the reporting period and the exercise proceeds from such stock options, unamortized compensation cost, and excess tax benefits arising in connection with these stock-based awards are assumed to be used to repurchase our common stock at the average market price during the period.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The following table sets forth the computation of EPS, basic and diluted for the fiscal year ended January 29, 2012, 244 days ended August 1, 2010 of the Successor period and the 120 days ended May 31, 2010 of the Predecessor period:

(in thousands, except per share data)	Fiscal Year Ended January 29, 2012	For the 244 Day Period ended January 30, 2011	For the 120 Day Period ended May 31, 2010	Fiscal Year Ended January 31, 2010
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Numerator:
Net loss	$(6,985)	$(5,157)	$(2,138)	$(350)

Denominator:
Basic weighted average common shares outstanding	153,250	244,748	108,100	108,100
Potential common shares for stock options	—	—	—	—
Diluted weighted average common shares outstanding	153,250	244,748	108,100	108,100

Earnings per shares:
Basic	$(45.58)	$(21.07)	$(19.78)	$(3.24)
Diluted	$(45.58)	$(21.07)	$(19.78)	$(3.24)

We had approximately 4,172 and 5,876 stock option awards outstanding under the Successor’s stock option plan as of January 29, 2012 and January 30, 2011, respectively, which were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive. Performance based stock options under the Successor’s stock option plan were also not included in the earnings per share calculation as they did not meet the criteria for inclusion per GAAP guidance. In connection with the Acquisition described in Note 2, all outstanding stock options under the Predecessor’s option plan were cancelled prior to June 1, 2010.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	July 29, 2012	January 29, 2012
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$54,725	$33,684
Inventories	14,441	14,840
Prepaid expenses	9,692	10,626
Deferred income taxes	15,068	17,657
Other current assets	4,171	3,493

Total current assets	98,097	80,300
Property and equipment (net of $110,913 and $83,422 accumulated depreciation as of July 29, 2012 and January 29, 2012, respectively)	318,031	323,342
Tradenames	79,000	79,000
Goodwill	272,287	272,286
Other assets and deferred charges	29,084	31,214

Total assets	$796,499	$786,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt (Note 3)	$1,500	$1,500
Accounts payable	20,779	23,974
Accrued liabilities (Note 2)	61,844	59,716
Income taxes payable	2,225	903
Deferred income taxes	922	550

Total current liabilities	87,270	86,643
Deferred income taxes	26,038	30,308
Deferred occupancy costs	62,661	63,101
Other liabilities	12,005	11,578
Long-term debt, less current installments, net of unamortized discount (Note 3)	463,256	456,997
Commitments and contingencies (Note 5)
Stockholder’s equity:
Common stock, $0.01 par value, 500,000 authorized; 148,610 issued shares as of July 29, 2012 and January 29, 2012.	1	1
Paid-in capital	151,112	150,608
Treasury stock, 1,104 shares as of July 29, 2012 and January 29, 2012	(1,189)	(1,189)
Accumulated other comprehensive income	233	237
Accumulated deficit	(4,888)	(12,142)

Total stockholders’ equity	145,269	137,515

Total liabilities and stockholders’ equity	$796,499	$786,142

See accompanying notes to consolidated financial statements

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share amounts, unaudited)

	Thirteen Weeks Ended July 29, 2012	Thirteen Weeks Ended July 31, 2011
Food and beverage revenues	$71,431	$63,877
Amusement and other revenues	76,510	64,787

Total revenues	147,941	128,664
Cost of food and beverage	17,523	15,440
Cost of amusement and other	11,865	10,305

Total cost of products	29,388	25,745
Operating payroll and benefits	35,359	31,012
Other store operating expenses	50,397	45,230
General and administrative expenses	8,840	8,614
Depreciation and amortization expense	15,032	13,225
Pre-opening costs	559	1,431

Total operating costs	139,575	125,257

Operating income	8,366	3,407
Interest expense, net	11,624	11,443

Loss before benefit for income taxes	(3,258)	(8,036)
Benefit for income taxes	(1,655)	(2,836)

Net loss	(1,603)	(5,200)

Unrealized foreign currency translation loss	(94)	(26)

Total comprehensive loss	$(1,697)	$(5,226)

Net loss	$(1,603)	$(5,200)
Net loss per share:
Basic	$(10.87)	$(35.34)
Diluted	$(10.87)	$(35.34)
Weighted average shares used in per share calculations:
Basic	147,505	147,151
Diluted	147,505	147,151

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share amounts, unaudited)

	Twenty-Six Weeks Ended July 29, 2012	Twenty-Six Weeks Ended July 31, 2011
Food and beverage revenues	$150,575	$138,139
Amusement and other revenues	160,840	139,128

Total revenues	311,415	277,267
Cost of food and beverage	36,730	33,392
Cost of amusement and other	23,612	20,652

Total cost of products	60,342	54,044
Operating payroll and benefits	71,969	65,278
Other store operating expenses	99,278	90,335
General and administrative expenses	17,857	17,425
Depreciation and amortization expense	29,827	26,295
Pre-opening costs	709	2,171

Total operating costs	279,982	255,548

Operating income	31,433	21,719
Interest expense, net	23,379	22,100

Income (loss) before provision (benefit) for income taxes	8,054	(381)
Provision (benefit ) for income taxes	800	(359)

Net income (loss)	7,254	(22)

Unrealized foreign currency translation gain (loss)	(4)	219

Total comprehensive income	$7,250	$197

Net income (loss)	$7,254	$(22)
Net income (loss) per share:
Basic	$49.18	$(0.14)
Diluted	$48.36	$(0.14)
Weighted average shares used in per share calculations:
Basic	147,505	159,390
Diluted	150,007	159,390

See accompanying notes to consolidated financial statements.

DAVE & BUSTER’S ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Twenty-Six Weeks Ended July 29, 2012	Twenty-Six Weeks Ended July 31, 2011
Cash flows from operating activities:
Net income	$7,254	$(22)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	29,827	26,295
Debt costs and discount amortization	1,466	1,549
Accretion of note discount	6,850	5,372
Deferred income tax benefit	(1,309)	(573)
Loss on sale of fixed assets	1,939	978
Share-based compensation charges	504	622
Business interruption reimbursement	—	(1,629)
Other, net	(136)	(479)
Changes in assets and liabilities:
Inventories	399	(147)
Prepaid expenses	1,109	969
Other current assets	(669)	(4,798)
Other assets and deferred charges	(676)	1,424
Accounts payable	(3,195)	1,534
Accrued liabilities	841	(5,035)
Income taxes payable	1,322	8
Deferred occupancy costs	(315)	2,560
Other liabilities	2,475	(341)

Net cash provided by operating activities	47,686	28,287

Cash flows from investing activities:
Capital expenditures	(25,970)	(26,632)
Insurance proceeds on Nashville property	—	798
Proceeds from sales of property and equipment	75	4

Net cash used in investing activities	(25,895)	(25,830)

Cash flows from financing activities:
Borrowings under senior discount notes, net of unamortized discount	—	100,000
Repayments of senior secured credit facility	(750)	(1,125)
Debt issuance costs	—	(4,080)
Proceeds from sale of common stock	—	75
Repurchase of shares from former executive	—	(590)
Purchase of common stock	—	(96,888)

Net cash used by financing activities	(750)	(2,608)

Increase in cash and cash equivalents	21,041	(151)
Beginning cash and cash equivalents	33,684	34,407

Ending cash and cash equivalents	$54,725	$34,256

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	$664	$7
Cash paid for interest and related debt fees, net of amounts capitalized	$15,230	$20,702

See accompanying notes to consolidated financial statement

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share amounts)

Note 1: Description of Business and Summary of Significant Accounting Policies

Description of Business—On June 1, 2010, Dave & Buster’s Entertainment, Inc. (formerly known as Dave & Buster’s Parent, Inc. and originally named Games Acquisition Corp.), a newly-formed Delaware corporation owned by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, “Oak Hill” and together with their manager, Oak Hill Capital Management, LLC, “Oak Hill Capital Partners”) acquired all of the outstanding common stock (the “Acquisition”) of Dave & Buster’s Holdings, Inc. (“D&B Holdings”) from Wellspring Capital Partners III, L.P. and HBK Main Street Investors L.P. In connection therewith, Games Merger Corp., a newly-formed Missouri corporation and an indirect wholly-owned subsidiary of Dave & Buster’s Entertainment, Inc., merged (the “Merger”) with and into D&B Holdings’ wholly-owned, direct subsidiary, Dave & Buster’s, Inc. (with Dave & Buster’s, Inc. being the surviving corporation in the Merger).

Dave & Buster’s Entertainment, Inc. (“D&B Entertainment”) owns no other significant assets or operations other than the ownership of all the common stock of D&B Holdings. D&B Holdings owns no other significant assets or operations other than the ownership of all the common stock of Dave & Buster’s, Inc. References to the “Company”, “we”, “us”, and “our” refers to Dave & Buster’s Entertainment, Inc. and its subsidiaries and any predecessor companies.

Our one industry segment is the operation and licensing of high-volume entertainment and dining venues under the names “Dave & Buster’s” and “Dave & Buster’s Grand Sports Café.” As of July 29, 2012, there were 59 company-owned locations in the United States and Canada and one franchise location in Canada. Our fiscal year ends on the Sunday after the Saturday closest to January 31.

Interim financial statements—The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States for interim financial information as prescribed by the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Operating results for the thirteen and twenty-six weeks ended July 29, 2012, are not necessarily indicative of results that may be expected for any other interim period or for the year ending February 3, 2013. Our quarterly financial data should be read in conjunction with our Annual Audited Consolidated Financial Statements for the year ended January 29, 2012 (including the notes thereto) as contained in our Annual Report.

The financial statements include our accounts after elimination of all significant intercompany balances and transactions. All dollar amounts are presented in thousands, unless otherwise noted, except share amounts.

Recent Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued guidance that eliminates the option to report other comprehensive income and its components in the statement of changes in equity (our prior reporting method). In accordance with this new guidance, effective in the first quarter of 2012, we have elected to present items of net income and other comprehensive income as one statement. There are no changes to the accounting for items

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

within comprehensive income. We have revised the reporting of fiscal 2011 other comprehensive income to conform to the current year presentation.

In September 2011, the FASB finalized guidance on testing goodwill for impairment. This guidance permits an entity to first assess qualitative factors in order to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The qualitative assessment may be used as a basis for determining the necessity of performing the two-step goodwill impairment test. If an entity determines through its qualitative assessment that it is more likely than not that the fair value of goodwill exceeds its carrying value, then the remaining impairment steps would be deemed unnecessary. The initial qualitative assessment is optional and companies are allowed to only perform the quantitative assessment. This guidance is effective for annual goodwill impairment testing performed in fiscal years beginning after December 15, 2011. We assess the fair value of our goodwill annually, during our fourth fiscal quarter. This guidance is not expected to have a material impact on the consolidated financial statements.

In July 2012, the FASB issued Accounting Standards (“ASU”) 2012-02, Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. It allows companies to perform a “qualitative” assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary, similar in approach to the goodwill impairment test. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect the provisions of ASU 2012-02 to have a material effect on our financial position or results of operations.

Significant accounting policies—There were no significant changes to our critical accounting policies from those disclosed in our Annual Report for the year ended January 29, 2012.

Note 2: Accrued Liabilities

Accrued liabilities consist of the following:

	July 29, 2012	January 29, 2012
Compensation and benefits	$13,001	$12,447
Deferred amusement revenue	11,190	10,453
Rent	8,231	7,597
Amusement redemption liability	6,575	5,895
Interest	5,769	5,788
Sales and use taxes	3,805	3,972
Property taxes	3,523	2,844
Deferred gift card revenue	3,267	3,860
Other	6,483	6,860

Total accrued liabilities	$61,844	$59,716

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Note 3: Long-Term Debt

Long-term debt consisted of the following:

	July 29, 2012	January 29, 2012
Senior secured credit facility—revolving	$—	$—
Senior secured credit facility—term	147,000	147,750
Senior notes	200,000	200,000
Senior discount notes	180,790	180,790

Total debt outstanding	527,790	528,540
Less:
Unamortized debt discount – senior secured credit facility	924	1,083
Unamortized debt discount – senior discount notes	62,110	68,960
Current installments	1,500	1,500

Long-term debt, less current installments, net of unamortized discount	$463,256	$456,997

Senior Secured Credit Facility—The Dave & Buster’s, Inc. senior secured credit facility provides (a) a $150,000 term loan facility with a maturity date of June 1, 2016 and (b) a $50,000 revolving credit facility with a maturity date of June 1, 2015. The $50,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility (ii) a $5,000 swingline sub-facility and (iii) a $1,000 (in US Dollar equivalent) sub-facility available in Canadian dollars to the Company’s Canadian subsidiary. The revolving credit facility will be used to provide financing for general purposes. Dave & Buster’s, Inc. originally received proceeds on the term loan facility of $148,500, net of a $1,500 discount. The discount is being amortized to interest expense over the life of the term loan facility. As of July 29, 2012, we had no borrowings under the revolving credit facility, borrowings of $147,000 ($146,076, net of discount) under the term facility and $4,894 in letters of credit outstanding. We believe that the carrying amount of our term credit facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions. The interest rate on the term loan facility at July 29, 2012 was 5.5%. The fair value of Dave & Buster’s, Inc. senior secured credit facility was determined to be a Level Two instrument as defined by GAAP.

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facility are set periodically based on, at our option, either (1) the greatest of (a) the defined prime rate in effect, (b) the Federal Funds Effective Rate in effect plus 1 / 2 of 1% and (c) a Eurodollar rate, which is subject to a minimum (or, in the case of the Canadian revolving credit facility, a Canadian prime rate or Canadian cost of funds rate), for one-, two-, three- or six-months (or, if agreed by the applicable lenders, nine or twelve months) or, in relation to the Canadian revolving credit facility, 30-, 60-, 90- or 180-day interest periods chosen by us or our Canadian subsidiary, as applicable in each case (the “Base Rate”), plus an applicable margin of 3.0% or (2) a defined Eurodollar rate plus an applicable margin of 4.0%. Swingline loans bear interest at the Base Rate plus an applicable margin.

The senior secured credit facility requires compliance with financial covenants including a minimum fixed charge coverage ratio test and a maximum leverage ratio test. The Company is required to maintain a minimum fixed charge coverage ratio of 1.10:1.00 and a maximum leverage ratio of 4.50:1.00 as of July 29, 2012. The financial covenants will become more restrictive over time. The required minimum fixed charge coverage ratio increases annually to a required ratio of 1.30:1.00

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

in the fourth quarter of fiscal year 2014 and thereafter. The maximum leverage ratio decreases annually to a required ratio of 3.25:1.00 in the fourth quarter of fiscal year 2014 and thereafter. In addition, the senior secured credit facility includes negative covenants restricting or limiting, D&B Holdings, Dave & Buster’s, Inc., and its subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends, make capital expenditures and sell or acquire assets. Virtually all of D&B Holdings and Dave & Buster’s, Inc.’s assets are pledged as collateral for the senior secured credit facility.

The Dave & Buster’s, Inc. senior secured credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including: payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974 as amended from time to time (“ERISA”), material judgments, actual or asserted failures of any guarantee or security document supporting the senior secured credit facility to be in full force and effect and a change of control. If an event of default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including acceleration of amounts due under the senior secured credit facility and all other actions permitted to be taken by a secured creditor.

On May 13, 2011, D&B Holdings and Dave & Buster’s, Inc. executed an amendment (the “Amendment”) to the senior secured credit facility. The Amendment reduced the applicable term loan margins and LIBOR floor used in setting interest rates, as well as limited Dave & Buster’s, Inc.’s requirement to meet the covenant ratios, as stipulated in the Amendment, until such time as we make a draw on our revolving credit facility or issue letters of credit in excess of $12,000. As of July 29, 2012, we have had no draws on our revolving credit facility and outstanding letters of credit have not exceeded $12,000, and as such we were not required to maintain financial ratios under our senior secured credit facility.

Funds managed by Oak Hill Advisors, L.P. (the “OHA Funds”) comprise one of twenty-two creditors participating in the term loan portion of our senior secured credit facility. As of July 29, 2012, the OHA Funds held approximately 9.43%, or $13,859, of our total term loan obligation. Oak Hill Advisors, L.P. is an independent investment firm that is not an affiliate of Oak Hill Capital Partners and is not under common control with Oak Hill Capital Partners. Oak Hill Advisors, L.P. and an affiliate of Oak Hill Capital Management, LLC co-manage Oak Hill Special Opportunities Fund, L.P., a private fund. Certain employees of Oak Hill Capital Partners, in their individual capacities, have passive investments in Oak Hill Advisors, L.P. and/or the funds it manages.

Senior notes —The Dave & Buster’s, Inc. senior notes are general unsecured, unsubordinated obligations of Dave & Buster’s, Inc. and mature on June 1, 2018. Interest on the notes is paid semi-annually and accrues at the rate of 11.0% per annum. On or after June 1, 2014, Dave & Buster’s, Inc. may redeem all, or from time-to-time, a part of the senior notes at redemption prices (expressed as a percentage of principal amount) ranging from 105.5% to 100.0% plus accrued and unpaid interest on the senior notes. Prior to June 1, 2013, Dave & Buster’s, Inc. may on any one or more occasions redeem up to 40.0% of the original principal amount of the senior notes using the proceeds of certain equity offerings at a redemption price of 111.0% of the principal amount thereof, plus any accrued and unpaid interest. As of July 29, 2012, our $200,000 of senior notes had an approximate fair value of $217,500 based on quoted market price. The fair value of the Dave & Buster’s, Inc. senior notes was determined to be a Level One instrument as defined by GAAP.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

The senior notes restrict Dave & Buster’s, Inc. ability to incur indebtedness, outside of the senior secured credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the senior notes restrict Dave & Buster’s, Inc. ability to make certain payments to affiliated entities. Dave & Buster’s, Inc. was in compliance with the debt covenants as of July 29, 2012.

Senior Discount Notes—On February 22, 2011, D&B Entertainment issued principal amount $180,790 of 12.25% senior discount notes. The notes will mature on February 15, 2016. No cash interest will be paid on the notes prior to maturity, but the value of the notes will accrete (representing the amortization of original issue discount) between the date of original issue and the maturity date of the senior discount notes, at a rate of 12.25% per annum, compounded semi-annually using a 360-day year comprised of twelve 30-day months, such that the accreted value will equal the principal amount on such date.

Prior to February 15, 2013, the Company may on any one or more occasions redeem up to 100.0% of the aggregate principal amount at maturity of the senior discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after February 15, 2013, but prior to August 15, 2013, the Company may on any one or more occasions redeem up to 40.0% of the aggregate principal amount at maturity of the senior discount notes using the proceeds of one or more equity offerings at a redemption price of 112.25% of the accreted value at the redemption date. On or after August 15, 2013, the Company may redeem all, or from time-to-time, a part of the senior discount notes at redemption prices (expressed as a percentage of accreted value) ranging from 106.125% to 100.0%. As of July 29, 2012, our $118,680 senior discount notes had an approximate fair value of $114,597 based on quoted market prices of a similar instrument. The fair value of the Company’s senior discount notes was determined to be a Level Two instrument as defined by GAAP.

D&B Entertainment received net proceeds of $100,000, which we used to pay debt issuance costs and to repurchase a portion of the common stock owned by our stockholders. We did not retain any proceeds from the note issuance. D&B Entertainment is the sole obligor of the notes. D&B Holdings, Dave & Buster’s, Inc. nor any of its subsidiaries are guarantors of these notes. However, neither D&B Holdings nor D&B Entertainment have any material assets or operations separate from Dave & Buster’s, Inc.

The senior discount notes restrict the Company’s ability to incur indebtedness, outside of the senior secured credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. Additionally, the terms of the senior discount notes restrict the Company’s ability to make certain payments to affiliated entities. The Company was in compliance with the debt covenants as of July 29, 2012.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Future debt obligations—The following table sets forth our future debt principal payment obligations as of July 29, 2012 (excluding repayment obligations under the revolving portion of our senior secured credit facility):

Debt Outstanding at July 29, 2012
1 year or less	$1,500
2 years	1,500
3 years	1,500
4 years	323,290
5 years	—
Thereafter	200,000

Total future payments	$527,790

The following tables set forth our recorded interest expense, net:

	Thirteen Weeks Ended July 29, 2012	Thirteen Weeks Ended July 31, 2011
Gross interest expense	$7,699	$7,784
Interest Accretion	3,441	3,074
Amortization of issuance cost and discount	711	891
Capitalized interest	(156)	(235)
Interest income	(71)	(71)

Total interest expense, net	$11,624	$11,443

	Twenty-Six Weeks Ended July 29, 2012	Twenty-Six Weeks Ended July 31, 2011
Gross interest expense	$15,412	$15,719
Interest Accretion	6,850	5,372
Amortization of issuance cost and discount	1,466	1,549
Capitalized interest	(207)	(398)
Interest income	(142)	(142)

Total interest expense, net	$23,379	$22,100

Note 4: Income Taxes

We use the asset/liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. We also recognize liabilities for uncertain income tax positions for those items that meet the “more likely than not” threshold.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of state tax regulations. As a result, we have established accruals for taxes that may become payable in future years due to audits by tax authorities. Tax accruals are reviewed regularly

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

pursuant to accounting guidance for uncertainty in income taxes. Tax accruals are adjusted as events occur that affect the potential liability for taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, the issuance of statutory or administrative guidance, or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax accruals in the future, if or when such events occur.

As of July 29, 2012, we have accrued approximately $1,149 of unrecognized tax benefits and approximately $1,199 of penalties and interest. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. Because of the impact of deferred income tax accounting, $1,034 of unrecognized tax benefits, if recognized, would affect the effective tax rate.

The Company expects to use net operating loss carry-forwards of approximately $13,781 to offset our consolidated taxable income for the fiscal year. Additionally, we expect to utilize approximately $1,200 of available federal tax credit carry-forwards to offset our estimated consolidated cash tax liability for the fiscal year. D&B Entertainment files tax returns for a consolidated group which includes Dave & Buster’s, Inc. As of July 29, 2012, Dave & Buster’s, Inc. owes us approximately $2,048 related to its stand-alone tax related balances.

Note 5: Commitments and Contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to such legal proceedings and claims will not materially affect the consolidated results of our operations or our financial condition.

We lease certain property and equipment under various non-cancelable operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance, and maintenance of the leased assets. Certain leases also have provisions for additional percentage rentals based on revenues.

The following table sets forth our lease commitments as of July 29, 2012:

Operating Lease Obligations at July 29, 2012
1 year or less	$50,638
2 years	51,288
3 years	49,744
4 years	48,263
5 years	46,675
Thereafter	221,832

Total future payments	$468,440

We have signed operating lease agreements for future sites located in Orland Park, Illinois, Dallas, Texas, and Boise, Idaho, for which the landlord has fulfilled the obligations to commit us to the lease terms and therefore, the future obligations related to these locations are included in the table above. These three locations are expected to open in late fiscal 2012.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Additionally, as of July 29, 2012, we have signed one lease agreement which contains certain landlord obligations which remain unfulfilled as of that date. Our commitments under this agreement are contingent upon among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to this agreement are not included in the table above.

Note 6: Condensed Consolidating Financial Information

The Dave & Buster’s, Inc. senior notes (described in Note 3) are guaranteed on a senior basis by all its domestic subsidiaries. The subsidiaries’ guarantee of the senior notes are full and unconditional and joint and several.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial statements of guarantors and issuers of guaranteed securities registered or being registered.” No other condensed consolidating financial statements are presented herein. The results of operations and cash flows from operating activities from non-guarantor entities were ($2,692) and $794, respectively, for the thirteen-week period ended July 29, 2012 and $(4,709) and $1,603, respectively, for the twenty-six week period ended July 29, 2012. There are no restrictions on cash distributions from non-guarantor entities.

July 29, 2012:

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Assets:
Current assets	$87,204	$10,893	$—	$98,097
Property and equipment, net	313,501	4,530	—	318,031
Tradenames	79,000	—	—	79,000
Goodwill	273,725	(1,438)	—	272,287
Investment in sub	3,655	252,456	(256,111)	—
Other assets and deferred charges	27,503	4,536	(2,955)	29,084

Total assets	$784,588	$270,977	$(259,066)	$796,499

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Liabilities and stockholders’ equity:
Current liabilities	$83,303	$3,967	$—	$87,270
Deferred income taxes	26,038	—	—	26,038
Deferred occupancy costs	62,582	79	—	62,661
Other liabilities	14,053	907	(2,955)	12,005
Long-term debt, less current installments, net of unamortized discount (Note 3)	344,576	118,680	—	463,256
Stockholders’ equity	254,036	147,344	(256,111)	145,269

Total liabilities and stockholders’ equity	$784,588	$270,977	$(259,066)	$796,499

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

January 29, 2012:

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Assets:
Current assets	$71,890	$8,410	$—	$80,300
Property and equipment, net	318,501	4,841	—	323,342
Tradenames	79,000	—	—	79,000
Goodwill	273,727	(1,441)	—	272,286
Investment in sub	3,951	240,785	(244,736)	—
Other assets and deferred charges	28,963	2,625	(374)	31,214

Total assets	$776,032	$255,220	$(245,110)	$786,142

	Issuer and Guarantor Entities of Dave & Buster’s, Inc. senior notes	Non-Guarantor entities of Dave & Buster’s, Inc. senior notes(1)	Consolidating Adjustments	Consolidated D&B Entertainment
Liabilities and stockholders’ equity:
Current liabilities	$84,074	$2,569	$—	$86,643
Deferred income taxes	30,308	—	—	30,308
Deferred occupancy costs	63,040	61	—	63,101
Other liabilities	11,578	374	(374)	11,578
Long-term debt, less current installments, net of unamortized discount (Note 3)	345,167	111,830	—	456,997
Stockholders’ equity	241,865	140,386	(244,736)	137,515

Total liabilities and stockholders’ equity	$776,032	$255,220	$(245,110)	$786,142

(1)	Non-guarantor entities include the one non-domestic subsidiary of Dave & Buster’s, Inc., Dave & Buster’s Holdings, Inc. and Dave & Buster’s Entertainment, Inc.

DAVE & BUSTER’S ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(in thousands, except share amounts)

Note 7: Earnings per share

Basic earnings per share (“EPS”) represents net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS represents net income divided by the basic weighted average number of common shares plus, if dilutive, potential common shares outstanding during the period. Potential common shares consist of incremental common shares issuable upon the exercise of outstanding stock options. The dilutive effect of potential common shares is determined using the treasury stock method, whereby outstanding stock options are assumed exercised at the beginning of the reporting period and the exercise proceeds from such stock options, unamortized compensation cost, and excess tax benefits arising in connection with these stock-based awards are assumed to be used to repurchase our common stock at the average market price during the period.

The following table sets forth the computation of EPS, basic and diluted for the thirteen and twenty-six weeks ended July 29, 2012 and July 31, 2011, respectively:

(in thousands, except per share data)	Thirteen Weeks Ended July 29, 2012	Thirteen Weeks Ended July 31, 2011
Numerator:
Net income	$(1,603)	$(5,200)
Denominator:
Basic weighted average common shares outstanding	147,505	147,151
Potential common shares for stock options	—	—
Diluted weighted average common shares outstanding	147,505	147,151
Earnings per shares:
Basic	$(10.87)	$(35.34)
Diluted	$(10.87)	$(35.34)

(in thousands, except per share data)	Twenty-Six Weeks Ended July 29, 2012	Twenty-Six Weeks Ended July 31, 2011
Numerator:
Net income	$7,254	$(22)
Denominator:
Basic weighted average common shares outstanding	147,505	159,390
Potential common shares for stock options	2,502	—
Diluted weighted average common shares outstanding	150,007	159,390
Earnings per shares:
Basic	$49.18	$(0.14)
Diluted	$48.36	$(0.14)

We had approximately 6,867 stock option awards outstanding under the Successor’s stock option plan as of July 29, 2012, which were included in the dilutive earnings per share calculation. Certain performance based stock options under the Successor’s stock option plan were not included in the earnings per share calculation as they did not meet the criteria for inclusion per GAAP guidance. In connection with the Acquisition described in Note 1, all outstanding stock options under the Predecessor’s option plan were cancelled prior to June 1, 2010.

EAT
DRINK
PLAY
DAVE AND
D&B
BUSTER'S

©2012 Dave & Buster's

7,692,308 Shares

Dave & Buster’s Entertainment, Inc.

Common Stock

Goldman, Sachs & Co.

Jefferies

Piper Jaffray

Raymond James

RBC Capital Markets

Until                     , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13.	Other expenses of issuance and distribution.

The expenses, other than underwriting commissions, expected to be incurred by Dave & Buster’s Entertainment, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$14,193
Financial Industry Regulatory Authority, Inc. Filing fee	15,500
Listing Fee	125,000
Printing and Engraving	400,000
Legal Fees and Expenses	1,200,000
Accounting Fees and Expenses	475,000
Transfer Agent and Registrar Fees	15,000
Miscellaneous	380,000

Total	$2,624,693

Item 14.	Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Registrant’s Bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15.	Recent sales of unregistered securities.

On June 1, 2010, in connection with the acquisition of Dave & Buster’s Holdings, Inc. by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. for an aggregate sale price of approximately $235,783,000, the Registrant issued 228,285.594 shares of its common stock to Oak Hill Capital Partners III, L.P. and 7,497.429 shares of its common stock to Oak Hill Capital Management Partners III, L.P. In addition, on June 1, 2010, in connection with the acquisition, the Registrant sold 9,715.00 shares of its common stock for an aggregate purchase price of $9,715,000 to a total of fourteen members of management (one of which is the Registrant’s Chief Executive Officer and a director) and two directors.

On February 22, 2011, the Registrant issued $180,790,000 aggregate principal amount at maturity of 12.25% senior discount notes. J.P. Morgan Securities LLC and Jefferies & Company, Inc.

served as initial purchasers of the notes, and the notes were offered to qualified institutional buyers. The notes will mature on February 15, 2016. No cash interest will accrue on the notes prior to maturity. The Registrant received net proceeds of $100,000,373, which it used to pay debt issuance costs and to repurchase a portion of its outstanding common stock from certain of its stockholders. The Registrant did not retain any proceeds from the note issuance. Dave & Buster’s Entertainment, Inc. is the sole obligor of the notes. Neither D&B Holdings, Dave & Buster’s, Inc. or any of their subsidiaries are guarantors of these notes.

On March 23, 2011 the Registrant sold to a member of management 75 shares of its common stock held as treasury stock for an aggregate sale price equal to $75,000, the value based on an independent third party valuation prepared as of January 30, 2011.

On January 18, 2012, the Registrant sold approximately 833 shares of its common stock previously held as treasury stock to three outside directors for an aggregate price of $1,000,008. Proceeds from the sale were used to repay funds that had been advanced to the Registrant by Dave & Buster’s, Inc. The per share sales price approximates the value per share as determined by an independent third party valuation prepared as of October 30, 2011.

On June 1, 2010, the Registrant granted 21,860 stock options at an exercise price of $1,000.00 per share to a total of sixteen employees and two directors. On February 23, 2011, the Registrant repurchased a portion of the common stock owned by certain of its stockholders, and the options granted on June 1, 2010 were reduced pro-rata to 13,096.

On March 23, 2011, the Registrant granted 3,122 stock options at an exercise price of $1,000.00 per share to one employee and one consultant.

On July 13, 2011, the Registrant granted 230 stock options at an exercise price of $1,048.00 per share to one employee.

On March 1, 2012, the Registrant granted 225 stock options at an exercise price of $1,400.00 per share to one consultant.

On March 8, 2012, the Registrant granted 427 stock options at an exercise price of $1,140.09 per share to one employee.

On April 16, 2012, the Registrant granted 450 stock options at an exercise price of $1,140.09 per share to one employee.

The share and stock option numbers set forth above do not give effect to the 131.3398 for 1 stock split of our common stock in connection with the issuance and distribution of the securities being registered under this Registration Statement. Each of these transactions was exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as it was a transaction by an issuer that did not involve a public offering of securities. The recipients of securities in each such transactions represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant.

Item 16.	Exhibits and financial statement schedules.

Exhibit Number	Description of Exhibits
1.1†	Form of Underwriting Agreement

3.1†	Form of Second Amended and Restated Certificate of Incorporation of the Registrant

3.2†	Form of Second Amended and Restated Bylaws of the Registrant

4.1†	Form of Stock Certificate

4.2†	Indenture dated as of June 1, 2010 among Dave & Buster’s, Inc., the Guarantors as defined therein and Wells Fargo National Association, as Trustee

4.3†	Form of 11% Senior Notes due 2018 (included in Exhibit 4.2)

4.4†	Indenture dated as of February 22, 2011 between Dave & Buster’s Parent, Inc. and Wells Fargo National Association, as Trustee

4.5†	Form of 12.25% Senior Discount Notes due 2016 (included in Exhibit 4.4)

4.6†	Stockholder Agreement dated as of June 1, 2010, among Dave & Buster’s Parent, Inc., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and the additional stockholders named therein

4.7†	Form of Stockholders’ Agreement, among Dave & Buster’s Entertainment, Inc., Oak Hill Capital Partners III, L.P., and Oak Hill Capital Management Partners III, L.P.

4.8	Form of Registration Rights Agreement, among Dave & Buster’s Entertainment, Inc., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and the additional stockholders named therein

5.1	Opinion of Weil, Gotshal & Manges LLP

10.1†	Credit Agreement dated as of June 1, 2010, among Games Intermediate Merger Corp., Games Merger Corp., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.2†	First Amendment, dated as of May 13, 2011, to the Credit Agreement, dated as of June 1, 2010, among Dave & Buster’s Holdings, Inc., Dave & Buster’s, Inc., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.3†	Form of Amended and Restated Employment Agreement, dated as of May 2, 2010, by and among Dave & Buster’s Management Corporation, Dave & Buster’s, Inc., and the various executive officers of Dave & Buster’s, Inc.

10.4†	Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.5†	Amendment No. 1 to the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.6†	Expense Reimbursement Agreement, dated as of June 1, 2010, by and between Dave & Buster’s, Inc. and Oak Hill Capital Management LLC

10.7†	Form of Dave & Buster’s Entertainment, Inc. 2012 Omnibus Incentive Plan

10.8†	Form of Employment Agreement, dated as of February 14, 2011, by and among Dave & Buster’s Management Corporation, Dave & Buster’s, Inc. and Dolf Berle

10.9	Form of Amended and Restated Nonqualified Stock Option Agreement, by and between Dave & Buster’s Entertainment, Inc. and each of Stephen M. King, Dolf Berle, Joe DeProspero, Sean Gleason, Brian A. Jenkins, Margo L. Manning, Michael J. Metzinger, John B. Mulleady, J. Michael Plunkett, Jay L. Tobin, David A. Jones and Alan J. Lacy

10.10	Form of Nonqualified Stock Option Award Agreement under the Dave & Buster’s Entertainment, Inc. 2012 Omnibus Incentive Plan

Exhibit Number	Description of Exhibits

11.1†	Statement re computation of per share earnings (incorporated by reference to Notes to the Financial Statements included in Part I of this Registration Statement)

16.1†	Letter from Ernst & Young, LLP regarding statements made in the registration statement concerning its dismissal

21.1†	List of subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1†	Power of Attorney of Stephen M. King

24.2†	Power of Attorney of Brian A. Jenkins

24.3†	Power of Attorney of Michael J. Metzinger

24.4†	Power of Attorney of Tyler J. Wolfram

24.6†	Power of Attorney of Kevin M. Mailender

24.7†	Power of Attorney of Alan J. Lacy

24.8†	Power of Attorney of David A. Jones

24.9	Power of Attorney of Kevin M. Sheehan

24.10	Power of Attorney of Jonathan S. Halkyard

24.11	Power of Attorney of Michael J. Griffith

†	Previously filed.

Financial Statement Schedules

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 24th day of September, 2012.

DAVE & BUSTER’S ENTERTAINMENT, INC.

By:	/s/ Stephen M. King
	Name:	Stephen M. King
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 24th of September, 2012.

Signature	Title

/s/ Stephen M. King Stephen M. King	Chief Executive Officer and Director

* Brian A. Jenkins	Senior Vice President and Chief Financial Officer

* Michael J. Metzinger	Vice President—Accounting and Controller

* Tyler J. Wolfram	Chairman of the Board of Directors

* Kevin M. Mailender	Director

* Alan J. Lacy	Director

* David A. Jones	Director

/s/ Kevin M. Sheehan Kevin M. Sheehan	Director

/s/ Jonathan S. Halkyard Jonathan S. Halkyard	Director

/s/ Michael J. Griffith Michael J. Griffith	Director

*By:	/s/ Stephen M. King
Attorney-in-fact

Exhibit Number	Description of Exhibits
1.1†	Form of Underwriting Agreement

3.1†	Form of Second Amended and Restated Certificate of Incorporation of the Registrant

3.2†	Form of Second Amended and Restated Bylaws of the Registrant

4.1†	Form of Stock Certificate

4.2†	Indenture dated as of June 1, 2010 among Dave & Buster’s, Inc., the Guarantors as defined therein and Wells Fargo National Association, as Trustee

4.3†	Form of 11% Senior Notes due 2018 (included in Exhibit 4.2)

4.4†	Indenture dated as of February 22, 2011 between Dave & Buster’s Parent, Inc. and Wells Fargo National Association, as Trustee

4.5†	Form of 12.25% Senior Discount Notes due 2016 (included in Exhibit 4.4)

4.6†	Stockholder Agreement dated as of June 1, 2010, among Dave & Buster’s Parent, Inc., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and the additional stockholders named therein

4.7†	Form of Stockholders’ Agreement, among Dave & Buster’s Entertainment, Inc., Oak Hill Capital Partners III, L.P., and Oak Hill Capital Management Partners III, L.P.

4.8	Form of Registration Rights Agreement, among Dave & Buster’s Entertainment, Inc., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and the additional stockholders named therein

5.1	Opinion of Weil, Gotshal & Manges LLP

10.1†	Credit Agreement dated as of June 1, 2010, among Games Intermediate Merger Corp., Games Merger Corp., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.2†	First Amendment, dated as of May 13, 2011, to the Credit Agreement, dated as of June 1, 2010, among Dave & Buster’s Holdings, Inc., Dave & Buster’s, Inc., 6131646 Canada, Inc. and the several banks and other financial institutions or entities from time to time parties thereto

10.3†	Form of Amended and Restated Employment Agreement, dated as of May 2, 2010, by and among Dave & Buster’s Management Corporation, Dave & Buster’s, Inc., and the various executive officers of Dave & Buster’s, Inc.

10.4†	Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.5†	Amendment No. 1 to the Dave & Buster’s Parent, Inc. 2010 Management Incentive Plan

10.6†	Expense Reimbursement Agreement, dated as of June 1, 2010, by and between Dave & Buster’s, Inc. and Oak Hill Capital Management LLC

10.7†	Form of Dave & Buster’s Entertainment, Inc. 2012 Omnibus Incentive Plan

10.8†	Form of Employment Agreement, dated as of February 14, 2011, by and among Dave & Buster’s Management Corporation, Dave & Buster’s, Inc. and Dolf Berle

10.9	Form of Amended and Restated Nonqualified Stock Option Agreement, by and between Dave & Buster’s Entertainment, Inc. and each of Stephen M. King, Dolf Berle, Joe DeProspero, Sean Gleason, Brian A. Jenkins, Margo L. Manning, Michael J. Metzinger, John B. Mulleady, J. Michael Plunkett, Jay L. Tobin, David A. Jones and Alan J. Lacy

10.10	Form of Nonqualified Stock Option Award Agreement under the Dave & Buster’s Entertainment, Inc. 2012 Omnibus Incentive Plan

11.1†	Statement re computation of per share earnings (incorporated by reference to Notes to the Financial Statements included in Part I of this Registration Statement)

Exhibit Number	Description of Exhibits

16.1†	Letter from Ernst & Young, LLP regarding statements made in the registration statement concerning its dismissal

21.1†	List of subsidiaries of the Registrant

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1†	Power of Attorney of Stephen M. King

24.2†	Power of Attorney of Brian A. Jenkins

24.3†	Power of Attorney of Michael J. Metzinger

24.4†	Power of Attorney of Tyler J. Wolfram

24.6†	Power of Attorney of Kevin M. Mailender

24.7†	Power of Attorney of Alan J. Lacy

24.8†	Power of Attorney of David A. Jones

24.9	Power of Attorney of Kevin M. Sheehan

24.10	Power of Attorney of Jonathan S. Halkyard

24.11	Power of Attorney of Michael J. Griffith

†	Previously filed.